
10010824





2009 Annual Report

We were here for you yesterday.

We are here for you today.

We will be here for you tomorrow.®

Received SEC

MAR 16 2010

Washington, DC 20549

5

Ranked the Fifth Best
Performing Bank in America

REPUBLIC BANCORP

SEC
Mail Processing
Section

MAR 16 2010

Washington, DC
121

Republic Bancorp, Inc. ("Republic" or the "Company") is a $3.9 billion bank holding company headquartered in Louisville, Kentucky. The Company derives substantially all of its revenue from the operation of its wholly-owned subsidiaries, Republic Bank & Trust Company ("RB&T"), a Kentucky chartered bank and trust company and Republic Bank, a federally chartered thrift institution headquartered in Florida, collectively referred to as the "Bank." Republic's Class A Common Stock trades on the NASDAQ Global Select Market® under the symbol "RBCAA."

Republic has 44 full-service banking centers with 35 located in Kentucky, three in southern Indiana, one in metropolitan Cincinnati, Ohio and five in metropolitan Tampa, Florida. RB&T's primary market areas are located in metropolitan Louisville, central Kentucky, northern Kentucky and southern Indiana. Louisville, the largest city in Kentucky, is the location of Republic's headquarters, as well as 18 banking centers. RB&T's central Kentucky market includes 14 banking centers in the following Kentucky cities: Bowling Green (1); Crestwood (1); Elizabethtown (1); Frankfort (1); Georgetown (1); Lexington, the second largest city in Kentucky (5); Owensboro (2); Shelbyville (1); and Shepherdsville (1). RB&T's northern Kentucky market includes banking centers in Covington, Florence and Independence. RB&T also has banking centers located in Floyds Knobs, Jeffersonville and New Albany, Indiana. Republic Bank has locations in Hudson, New Port Richey, Palm Harbor, Port Richey and Temple Terrace, Florida, and Cincinnati (Blue Ash), Ohio.



45.00
35.00
25.00
15.00
24.9
33.7
42.1
2007
2008
2009
NET INCOME ($)
In millions
60.0
55.0
50.0
45.0
40.0
35.0
30.0
37.9
46.0
57.6
2007
2008
2009
NON INTEREST INCOME ($)
In millions
165.0
140.0
115.0
90.0
65.0
94.5
129.7
163.9
2007
2008
2009
NET INTEREST INCOME ($)
In millions
2.10
1.95
1.80
1.65
1.50
1.35
1.20
1.05
1.20
1.62
2.02
2007
2008
2009
DILUTED EARNINGS PER SHARE ($)
Class A Common Stock
15.25
14.25
13.25
12.25
11.25
12.26
13.38
15.19
2007
2008
2009
BOOK VALUE PER SHARE ($)


### Three generations of being there for our clients.

The past, present and future. Few banks offer the stability necessary to be there for three generations of clients. Yet, Republic Bank has a history of helping both individuals and businesses make the most of their money throughout every step of their financial journeys. That's why when we say, "We were here for you yesterday. We are here for you today. We will be here for you tomorrow.", we're stating that we will be there to help our clients from the very first dollar, as well as for every one that follows.



Bank Clients: Juanita Burks, Chase Sanders and Donna Burks-Sanders

Valued Shareholders,

Despite the down economy and its negative impact to the banking industry, there is a multitude of good news to report at Republic Bancorp, Inc. ("Republic" or the "Company") for 2009. I am proud to announce that Republic ended the year with net income of $42.1 million, an $8.5 million, or 25% increase over 2008. Diluted Earnings per Class A Common Share also increased 25% over prior year to $2.02. Return on Average Assets ("ROA") and Return on Average Equity ("ROE") were both solid as well at 1.23% and 13.77% for the year.

This kind of performance earned Republic consecutive top 10 rankings among all banks in the nation with $3 billion or more in assets. In February 2010, as published in the *Bank Director Magazine*, Sandler O'Neil & Partners named Republic the 5th best performing bank in the nation, up from our #10 ranking in February 2009. We owe many thanks to our 750 plus associates and the many great clients we serve.

Our strong performance for 2009 was due to our ongoing commitment of growing the company in a safe and sound manner so that Republic will continue to be here for our clients and our shareholders for years to come. Our diligent asset quality administration, our strategic focus across all business segments, our strong capital position, and as always, our dedication to superior customer service all contributed greatly to our success in 2009, and will continue to be a key to our success in the future.

Since the inception of Republic, our focus has always been on sound lending practices, which include significant involvement from senior management, lending in our core markets by Republic's own bank officers, and lending to clients we know. These practices have prevented us from suffering the catastrophic loan losses that continue to be experienced by many in our industry. Our solid performance in the many communities we serve throughout Kentucky, Indiana, Florida and Ohio has enabled us to deliver for our clients and shareholders – as the images on the cover and throughout this Annual Report demonstrate – not just for now, but over multiple generations.

Let us take a closer look at the past year and at our plans for the year ahead.

## 2009 Highlights

### Total Company

- Our leading performance in profitability, credit quality and capital strength did not go unnoticed as Republic was named One of America's Top Banks by three different industry publications:
  - *US Banker,* August 2009
  - *American Bankers Association Banking Journal,* May 2009
  - *Sandler O' Neil & Partners, Bank Director Magazine,* February 2009 and 2010
- In May 2009, we announced a 9% increase in our quarterly cash dividend. This represented the eighth consecutive year that we have increased our quarterly dividend.
- In January 2009, we announced an approximate 50% increase in our 401(k) match for our associates. The increase, which occurred as many companies across the nation reduced or eliminated their matches, was a reward to our 750 plus associates for the successful year the Company achieved in 2008.

### Traditional Banking and Mortgage Banking ("Core Bank" or "Core Banking")

- Core Banking net income increased $1.8 million, or 9%, during 2009 compared to 2008.
- Core Banking net interest margin for the year remained solid at 3.79%, ranking the Company among the best in its peer group nationally.
- The Company produced strong growth results in its low cost checking and money market account balances, which grew $150 million during 2009.
- Core Banking produced $1.1 billion in new loan originations in 2009, a $316 million, or 41%, increase over new loan originations in 2008.
- While Republic was not immune from the effect that the decline in commercial and residential real estate values had on the banking sector's asset quality during 2009, our non-performing loans and charge-offs remained substantially better than peer averages throughout the year. Overall, our non-performing loans to total loans ended 2009 at 1.90%, while our Core Bank's net charge offs as a percentage of average loans was a very strong 0.34% for the year.
- In April 2009, Republic Bank & Trust Company was awarded the "SBA Community Bank Gold Award" for 2008 by the U.S. Small Business Administration. This award is presented annually to the SBA's highest loan producing community bank in Kentucky.
- In December 2009, Republic Bank & Trust Company was ranked #1 out of 155 mid-size banks by Freddie Mac for its servicing of mortgage loans. Freddie Mac's ranking is based on how well banks perform in operational management, investor reporting, payment remitting and default management. At December 31, 2009, Republic serviced $1.2 billion in loans for Freddie Mac with a solid past-due percentage of 0.57%. All loans that Republic services for Freddie Mac were originated by Republic Bank.



Bank Clients: Lindsey, Ramsey and Michael Kraft



Bank Clients: Joan Hulsey, Eric and Dr. Linda Gleis

### Tax Refund Solutions

- Net income from Tax Refund Solutions ("TRS") grew $6.7 million, or 51% over prior year, to $20.0 million in 2009.
- TRS processed $7.8 billion in tax refunds during 2009, exceeding its record level in 2008 by 56%.
- In September 2009, TRS announced a reduced pricing model for its first quarter 2010 tax Refund Anticipation Loan ("RAL") products, significantly reducing the fees that Republic charges its customers for these highly-demanded products.
- In January 2009, Republic announced it had awarded 11 grants totaling $25,000 to the Volunteer Income Tax Assistance and Earned Income Tax Credit (VITA/EITC) programs for the first quarter 2009 tax season. These programs assist low income citizens with tax preparation and filing. In January 2010, Republic announced it was increasing its award to $50,000 for the first quarter 2010 tax season.

### 2010 and Beyond

The new year and new decade both look very challenging, but also promising. As we look forward, we will continue to stick to our fundamental strategy of building long-term client relationships, as we seek the many opportunities to grow that come with disruption in the market. As always, we will continue to build upon our strong foundation while adapting our strategies to the ever changing industry regulations and economic conditions. As a financially sound community bank, we have both the capital and culture to swiftly adapt and to turn challenges into opportunities. Our goals for 2010 are quite simple: sustain our strong net interest margin, continue to grow our low cost deposits and loan portfolio, improve upon our solid credit quality, and expand our customer base – all in order to provide a solid, long-term investment for our shareholders.

We are committed to remaining one of the highest performing financial institutions in the country. We will continue to actively support the communities we serve through charitable contributions and the many volunteer hours serviced by our associates. Allow me to say that all of us here at Republic are ready to face the challenges of the coming year head-on, with great optimism in our ability to perform at high levels during these stressed economic times. As always, we thank all of our loyal shareholders and clients for their continuing support and remind you of our long-standing promise: "We were here for you yesterday. We are here for you today. We will be here for you tomorrow."

Steven E. Trager
President and Chief Executive Officer





Republic Bank Place - Hurstbourne


Crowe Horwath.

## Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
of Republic Bancorp, Inc.

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Republic Bancorp, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for the years ended December 31, 2009, 2008 and 2007 (not presented herein); and in our report dated March 10, 2010, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated balance sheets and statements of income is fairly stated in all material respects in relation to the consolidated financial statements from which they have been derived.

Crowe Horwath LLP

Louisville, Kentucky


REPUBLIC BANK BUILDING

Republic Bank Building - Springhurst

## REPUBLIC BANCORP, INC. Condensed Consolidated Balance Sheets

(In thousands)

| | December 31, 2009 | December 31, 2008 |
|---|---|---|
| **ASSETS:** | | |
| Cash and cash equivalents | $ 1,068,179 | $ 616,303 |
| Securities available for sale | 416,311 | 853,909 |
| Securities to be held to maturity | 50,924 | 50,765 |
| Mortgage loans held for sale | 5,445 | 11,298 |
| Loans, net of allowance for loan losses | 2,245,353 | 2,289,025 |
| Federal Home Loan Bank stock, at cost | 26,248 | 25,082 |
| Premises and equipment, net | 39,380 | 42,885 |
| Goodwill | 10,168 | 10,168 |
| Other assets and accrued interest receivable | 56,760 | 39,933 |
| TOTAL ASSETS | $ 3,918,768 | $ 3,939,368 |
| **LIABILITIES:** | | |
| Deposits: | | |
| Non interest-bearing | $ 318,275 | $ 273,203 |
| Interest-bearing | 2,284,206 | 2,470,166 |
| Total deposits | 2,602,481 | 2,743,369 |
| Securities sold under agreements to repurchase and other short-term borrowings | 299,580 | 339,012 |
| Federal Home Loan Bank advances | 637,607 | 515,234 |
| Subordinated note | 41,240 | 41,240 |
| Other liabilities and accrued interest payable | 21,840 | 24,591 |
| **Total liabilities** | 3,602,748 | 3,663,446 |
| **STOCKHOLDERS' EQUITY:** | | |
| Common Stock | 4,917 | 4,878 |
| Additional paid in capital | 126,376 | 123,441 |
| Retained earnings | 178,944 | 146,983 |
| Accumulated other comprehensive income | 5,783 | 620 |
| Total stockholders' equity | 316,020 | 275,922 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 3,918,768 | $ 3,939,368 |

## REPUBLIC BANCORP, INC. Condensed Consolidated Statements of Income

(In thousands, except per share data)

| | Years ended December 31, | | |
|---|---|---|---|
| | **2009** | 2008 | 2007 |
| **INTEREST INCOME:** | | | |
| Loans, including fees | $ **192,023** | $ 170,565 | $ 166,942 |
| Taxable investment securities | **18,362** | 27,126 | 29,518 |
| Tax exempt investment securities | **23** | 57 | 103 |
| Federal Home Loan Bank stock and other | **2,197** | 4,394 | 2,534 |
| Total interest income | **212,605** | 202,142 | 199,097 |
| **INTEREST EXPENSE:** | | | |
| Deposits | **21,887** | 40,481 | 54,702 |
| Securities sold under agreements to repurchase and other short-term borrowings | **1,063** | 6,200 | 19,079 |
| Federal Home Loan Bank advances | **23,277** | 23,215 | 28,323 |
| Subordinated note | **2,515** | 2,522 | 2,515 |
| Total interest expense | **48,742** | 72,418 | 104,619 |
| **NET INTEREST INCOME** | **163,863** | 129,724 | 94,478 |
| Provision for loan losses | **33,975** | 16,205 | 6,820 |
| **NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES** | **129,888** | 113,519 | 87,658 |
| **NON INTEREST INCOME:** | | | |
| Service charges on deposit accounts | **19,156** | 19,404 | 18,577 |
| Electronic refund check fees | **25,289** | 17,756 | 4,189 |
| Net RAL securitization income | **514** | 13,347 | 3,772 |
| Mortgage banking income | **11,021** | 3,536 | 2,973 |
| Debit card interchange fee income | **5,114** | 4,776 | 4,387 |
| Net gain (loss) on sales, calls and impairment of securities | **(5,822)** | (14,364) | 8 |
| Insurance settlement gain | **-** | - | 1,877 |
| Other | **2,349** | 1,505 | 2,068 |
| Total non interest income | **57,621** | 45,960 | 37,851 |
| **NON INTEREST EXPENSES:** | | | |
| Salaries and employee benefits | **51,173** | 52,118 | 44,162 |
| Occupancy and equipment, net | **22,370** | 19,760 | 17,904 |
| Communication and transportation | **5,354** | 4,672 | 3,785 |
| Marketing and development | **13,146** | 9,208 | 3,287 |
| FDIC insurance expense | **4,993** | 1,152 | 264 |
| Bank franchise tax expense | **2,643** | 2,598 | 2,552 |
| Data processing | **3,017** | 2,771 | 2,675 |
| Debit card processing expense | **3,096** | 2,402 | 2,263 |
| Supplies | **2,398** | 1,649 | 1,749 |
| Other real estate owned expense | **2,253** | 238 | 103 |
| Other | **11,042** | 11,024 | 8,571 |
| Total non interest expenses | **121,485** | 107,592 | 87,315 |
| **INCOME BEFORE INCOME TAX EXPENSE** | $ **66,024** | $ 51,887 | $ 38,194 |
| **INCOME TAX EXPENSE** | **23,893** | 18,235 | 13,281 |
| **NET INCOME** | $ **42,131** | $ 33,652 | $ 24,913 |
| **BASIC EARNINGS PER SHARE:** | | | |
| Class A Common Stock | $ **2.04** | $ 1.65 | $ 1.22 |
| Class B Common Stock | **1.99** | 1.60 | 1.18 |
| **DILUTED EARNINGS PER SHARE:** | | | |
| Class A Common Stock | $ **2.02** | $ 1.62 | $ 1.20 |
| Class B Common Stock | **1.98** | 1.58 | 1.16 |

**Republic Bancorp, Inc. Directors**

Craig A. Greenberg
Counsel, Frost Brown Todd LLC

Michael T. Rust
President and Chief Executive Officer, Kentucky Hospital Association

Sandra Metts Snowden
President, Metts Company Realtors/Metts Company, Inc.

R. Wayne Stratton, CPA
Member-Owner, Jones, Nale & Mattingly PLC

Sue Stout Tamme
President and Chief Executive Officer, Baptist Hospital East

Bernard M. Trager
Founder and Chairman, Republic Bancorp, Inc.

A. Scott Trager
Vice Chairman, Republic Bancorp, Inc.

Steven E. Trager
President and Chief Executive Officer, Republic Bancorp, Inc.

**Republic Bank & Trust Company Directors**

Charles E. "Andy" Anderson, Director *Emeritus*
Past CEO, Anderson Insurance & Financial Services

Ron Barnes, CPA
Member, McCauley, Nicolas & Company, LLC

Campbell Brown
Vice President, Brown Forman Corporation

Stan Curtis
Senior Vice President, Hilliard Lyons

Laura Douglas
Director of External Communications, E.ON U.S.

D. Harry Jones
President, Jones Plastic & Engineering Corp.

Thomas M. Jurich
Vice President for Athletics, University of Louisville

William K. "Kent" Oyler
Chief Executive Officer, OPM Services Inc.

Mary Ellen Slone
President and CEO, Meridian-Chiles Communications

Bernard M. Trager
Chairman-Executive Committee, Republic Bank & Trust Company

A. Scott Trager
President, Republic Bank & Trust Company

Steven E. Trager
Chairman and Chief Executive Officer, Republic Bank & Trust Company

**Republic Bank Directors**

Steven E. Trager
Chairman and Chief Executive Officer, Republic Bank

A. Scott Trager
President, Republic Bank

Kevin Sipes
Executive Vice President, Chief Financial Officer and Chief Accounting Officer, Republic Bank

John Rippy
Senior Vice President, Chief Legal and Compliance Officer, Republic Bank

Henry Hanff, M.D.
Orthopedic Surgeon

**Republic Bancorp, Inc. Executive Officers**

Bernard M. Trager
Chairman and Director

Steven E. Trager
President, Chief Executive Officer and Director

A. Scott Trager
Vice Chairman and Director

Kevin Sipes
Executive Vice President, Chief Financial Officer and Chief Accounting Officer

**Republic Bank & Trust Company Executive Management**

Steven E. Trager
Chairman and Chief Executive Officer

A. Scott Trager
President

Kevin Sipes
Executive Vice President, Chief Financial Officer and Chief Accounting Officer

Steve DeWeese
Executive Vice President and Managing Director of Retail Banking

Robert Arnold
Senior Vice President, Commercial Banking

**Senior Management**

**Collections**
Duane Wilson, Senior Vice President

**Commercial Credit**
Andy Powell, Senior Vice President

**Community Relations**
Carolle Jones Clay, Vice President

**Controller**
Mike Newton, Vice President

**CRA/Compliance**
Nancy Presnell, Senior Vice President
Brian Waters, Vice President

**Facilities**
Carol James, Vice President

**Finance**
Juan Montano, Senior Vice President

**Human Resources**
Margaret Wendler, Senior Vice President

**Information Technology**
Roger Batsel, Senior Vice President

**Internal Audit**
Ann Bauer, Vice President

**Legal/Compliance**
John Rippy, Senior Vice President

**Loan and Deposit Operations**
Shannon Reid, Senior Vice President

**Market Presidents**
Steve Brunson-Northern Ky
Bo Henry-Central Ky
Doug Winton-Florida

**Marketing**
Michael Sadofsky, Senior Vice President

**Mortgage Lending**
Chris Steiner, Vice President

**Private Banking**
Lisa Butcher, Vice President

**Purchasing**
Brian Sizemore, Vice President

**Regional Management**
Tucker Ballinger, Senior Vice President
Beau Baird, Vice President
David Jett, Vice President
Kathy Potts, Senior Vice President

**Retail Operations**
Barbara Trager, Senior Vice President

**Risk Management**
Bill Ferko, Senior Vice President

**Secretary/General Counsel**
Mike Ringswald, Senior Vice President

**Security**
Mark Speevack, Manager

**Tax Refund Solutions**
Bill Nelson, President

**Treasury**
Greg Williams, Vice President and Chief Investment Officer

**Treasury Management**
Jeff Nelson, Senior Vice President

**Trust**
Joe Sutter, Vice President

## BANKING CENTER LOCATIONS

### Republic Bank & Trust Company

| | | | |
|---|---|---|---|
| **Kentucky** | | | |
| **Bowling Green** | | 1700 Scottsville Road, Bowling Green, KY 42104 | 270-782-9111 |
| **Covington** | | 535 Madison Avenue, Covington, KY 41011 | 859-581-2700 |
| **Crestwood** | | 6401 Claymont Crossing, Crestwood, KY 40014 | 502-241-0950 |
| **Elizabethtown** | | 1690 Ring Road, Elizabethtown, KY 42701 | 270-769-6356 |
| **Florence** | | 8513 U.S. Highway 42, Florence, KY 41042 | 859-525-9400 |
| **Frankfort** | | 100 Highway 676, Frankfort, KY 40601 | 502-875-4300 |
| **Georgetown** | | 430 Connector Road, Georgetown, KY 40324 | 502-570-8868 |
| **Independence** | | 2051 Centennial Blvd., Independence, KY 41051 | 859-363-3777 |
| **Lexington** | Andover | 3098 Helmsdale Place, Lexington, KY 40509 | 859-264-0990 |
| | Chevy Chase | 641 East Euclid Avenue, Lexington, KY 40502 | 859-255-6267 |
| | Harrodsburg Road | 2401 Harrodsburg Road, Lexington, KY 40504 | 859-224-1183 |
| | Perimeter Drive | 651 Perimeter Drive, Lexington, KY 40517 | 859-266-1165 |
| | Tates Creek | 3608 Walden Drive, Lexington, KY 40517 | 859-273-3933 |
| **Louisville** | Baptist Hospital East | 3950 Kresge Way, Louisville, KY 40207 | 502-897-3800 |
| | Bardstown Road | 2801 Bardstown Road, Louisville, KY 40205 | 502-459-2200 |
| | Blankenbaker Parkway | 11330 Main Street, Middletown, KY 40243 | 502-254-7555 |
| | Brownsboro Road | 4921 Brownsboro Road, Louisville, KY 40222 | 502-339-9700 |
| | Corporate Center | 601 West Market Street, Louisville, KY 40202 | 502-584-3600 |
| | Dixie Highway | 5250 Dixie Highway, Louisville, KY 40216 | 502-448-7000 |
| | Fern Creek | 10100 Brookridge Village Blvd., Louisville, KY 40291 | 502-231-5522 |
| | Hikes Point | 3902 Taylorsville Road, Louisville, KY 40220 | 502-451-2006 |
| | Hurstbourne Parkway | 661 South Hurstbourne Parkway, Louisville, KY 40222 | 502-425-2300 |
| | Jeffersontown | 3811 Ruckriegel Parkway, Louisville, KY 40299 | 502-266-5466 |
| | Jewish Hospital | 220 Abraham Flexner Way, Louisville, KY 40202 | 502-588-3115 |
| | New Cut Road | 5125 New Cut Road, Louisville, KY 40214 | 502-363-4644 |
| | Outer Loop | 4808 Outer Loop, Louisville, KY 40219 | 502-969-8999 |
| | Poplar Level Road | 1420 Poplar Level Road, Louisville, KY 40217 | 502-636-2661 |
| | Prospect | 9101 US Highway 42, Prospect, KY 40059 | 502-228-2755 |
| | St. Matthews | 3726 Lexington Road, Louisville, KY 40207 | 502-893-2533 |
| | Springhurst | 9600 Brownsboro Road, Louisville, KY 40241 | 502-339-2200 |
| | West Broadway | 2028 West Broadway, Louisville, KY 40203 | 502-772-7500 |
| **Owensboro** | | 3500 Frederica Street, Owensboro, KY 42301 | 270-684-3333 |
| | Owensboro 54 | 3332 Villa Point Drive, Owensboro, KY 42303 | 270-683-2699 |
| **Shelbyville** | | 1614 Midland Trail, Shelbyville, KY 40065 | 502-633-6660 |
| **Shepherdsville** | | 438 Highway 44 East, Shepherdsville, KY 40165 | 502-543-1880 |
| **Indiana** | | | |
| **Floyds Knobs** | Highlander Point | 4571 Duffy Road, Floyds Knobs, IN 47119 | 812-923-7300 |
| **Jeffersonville** | | 3141 Highway 62, Jeffersonville, IN 47130 | 812-282-1200 |
| **New Albany** | Charlestown Road | 3001 Charlestown Crossing Way, New Albany, IN 47150 | 812-949-2600 |

### Republic Bank

| | | | |
|---|---|---|---|
| **Florida** | | | |
| **Hudson** | | 9100 Hudson Avenue, Hudson, FL 35667 | 727-861-3500 |
| **New Port Richey** | Southgate | 5043 U.S. Highway 19, New Port Richey, FL 34652 | 727-847-0066 |
| **Palm Harbor** | | 34650 U.S. Highway 19, Palm Harbor, FL 34684 | 727-772-8400 |
| **Port Richey** | | 9037 U.S. Highway 19, Port Richey, FL 34668 | 727-846-0066 |
| **Temple Terrace** | | 11502 North 56th Street, Temple Terrace, FL 33617 | 813-989-3680 |
| **Ohio** | | | |
| **Cincinnati** | Blue Ash | 9683 Kenwood Road, Blue Ash, OH 45242 | 513-793-7666 |


REPUBLIC PLAZA

Republic Plaza

## Banking Centers



Blue Ash
Covington
Florence
Independence
Floyds Knobs
Shepherdsville
Hudson
Port Richey
New Port Richey
Palm Harbor
Temple Terrace


| Location | Count | Location | Count | Location | Count | Location | Count |
|---|---|---|---|---|---|---|---|
| Louisville, KY | 18 | Elizabethtown, KY | 1 | Shepherdsville, KY | 1 | Hudson, FL | 1 |
| Lexington, KY | 5 | Florence, KY | 1 | Floyds Knobs, IN | 1 | New Port Richey, FL | 1 |
| Owensboro, KY | 2 | Frankfort, KY | 1 | Jeffersonville, IN | 1 | Palm Harbor, FL | 1 |
| Bowling Green, KY | 1 | Georgetown, KY | 1 | New Albany, IN | 1 | Port Richey, FL | 1 |
| Covington, KY | 1 | Independence, KY | 1 | | | Temple Terrace, FL | 1 |
| Crestwood, KY | 1 | Shelbyville, KY | 1 | | | Blue Ash, OH | 1 |



**REPUBLIC BANCORP**


601 West Market Street

Louisville, KY 40202

502.584.3600

Toll-Free 888.584.3600

www.republicbank.com


RBCAA
NASDAQ
LISTED

ABS
SEC Mail Processing Section
MAR 16 2010
Washington, DC 121

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# FORM 10-K

**ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2009**

**Commission File Number: 0-24649**

**REPUBLIC BANCORP, INC.**
(Exact name of registrant as specified in its charter)

| Kentucky<br>(State or other jurisdiction of incorporation or organization) | 61-0862051<br>(I.R.S. Employer Identification No.) |
|---|---|
| 601 West Market Street, Louisville, Kentucky<br>(Address of principal executive offices) | 40202<br>(Zip Code) |

Registrant's telephone number, including area code: (502) 584-3600

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Name of each exchange on which registered |
|---|---|
| Class A Common Stock | NASDAQ Global Select Market |

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☑ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.
☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐ Yes ☐ No

Indicate by check mark if the disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

| | | | |
|---|---|---|---|
| Large accelerated filer | ☐ | Accelerated filer | ☑ |
| Non-accelerated filer | ☐ | Smaller reporting company | ☐ |

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
☐ Yes ☑ No

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of June 30, 2009 (the last business day of the registrant's most recently completed second fiscal quarter) was approximately $221,172,691 (for purposes of this calculation, the market value of the Class B Common Stock was based on the market value of the Class A Common Stock into which it is convertible).

The number of shares outstanding of the registrant's Class A Common Stock and Class B Common Stock, as of February 16, 2010 was 18,505,679 and 2,308,974.

DOCUMENTS INCORPORATED BY REFERENCE

List hereunder the following documents if incorporated by reference and the Part of the Form 10-K (e.g., Part I, Part II, etc.) into which the document is incorporated: (1) Any annual report to security holders; (2) Any proxy or information statement; and (3) Any prospectus filed pursuant to Rule 424(b) or (c) under the Securities Act of 1933. The listed documents should be clearly described for identification purposes:

Portions of the Registrant's Proxy Statement for the Annual Meeting of Shareholders to be held April 22, 2010 are incorporated by reference into Part III of this Form 10-K.

## TABLE OF CONTENTS

**Cautionary Statement Regarding Forward-Looking Statements**

This Annual Report on Form 10-K contains statements relating to future results of Republic Bancorp, Inc. that are considered "forward-looking" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements are principally, but not exclusively, contained in Part I Item 1 "*Business,*" Part I Item 1A "*Risk Factors*" and Part II Item 7 "*Management's Discussion and Analysis of Financial Condition and Results of Operations.*" These statements relate to, among other things, expectations concerning credit quality, including but not limited to, delinquency trends and the adequacy of the allowance for loan losses, business operating segments, critical accounting estimates, corporate objectives, the Company's interest rate sensitivity model and other financial and business matters. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by the forward-looking statements. Actual results may differ materially from those expressed or implied as a result of certain risks and uncertainties, including, but not limited to, changes in political and economic conditions, interest rate fluctuations, competitive product and pricing pressures, equity and fixed income market fluctuations, personal and corporate customers' bankruptcies, inflation, recession, acquisitions and integrations of acquired businesses, technological changes, changes in law and regulations or the interpretation and enforcement thereof, changes in fiscal, monetary, regulatory and tax policies, monetary fluctuations, success in gaining regulatory approvals when required, as well as other risks and uncertainties reported from time to time in the Company's filings with the Securities and Exchange Commission ("SEC"). Broadly speaking, forward-looking statements include:

- projections of revenue, expenses, income, losses, earnings per share, capital expenditures, dividends, capital structure or other financial items;
- descriptions of plans or objectives for future operations, products or services;
- forecasts of future economic performance; and
- descriptions of assumptions underlying or relating to any of the foregoing.

The Company may make forward-looking statements discussing management's expectations about various matters, including:

- delinquencies, future credit losses, non-performing loans and non-performing assets;
- further developments in the Company's ongoing review of and efforts to resolve possible problem credit relationships, which could result in, among other things, additional provisions to the allowance for loans losses;
- deteriorating credit quality, including changes in the interest rate environment and reducing interest margins;
- the overall adequacy of the allowance for loans losses;
- future short-term and long-term interest rates and the respective impact on net interest margin, net interest spread, net income, liquidity and capital;
- the future regulatory viability of the Tax Refund Solutions ("TRS") business operating segment;
- anticipated future funding sources for TRS;
- potential impairment of investment securities;
- the future value of mortgage servicing rights;
- the impact of new accounting pronouncements;
- legal and regulatory matters including results and consequences of regulatory actions and examinations;
- future capital expenditures;
- the strength of the U.S. economy in general and the strength of the local economies in which the Company conducts operations; and
- inflation, interest rate, market and monetary fluctuations and the Bank's ability to maintain current deposit and loan levels at current interest rates.

Forward-looking statements discuss matters that are not historical facts. As forward-looking statements discuss future events or conditions, the statements often include words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," "target," "can," "could," "may," "should," "will," "would," or similar expressions. Do not rely on forward-looking statements. Forward-looking statements detail management's expectations regarding the future and are not guarantees. Forward-looking statements are assumptions based on information known to management only as of the date the statements are made and management may not update them to reflect changes that occur subsequent to the date the statements are made. See additional discussion under the sections titled Part I Item 1 *"Business,"* Part I Item 1A *"Risk Factors"* and Part II Item 7 *"Management's Discussion and Analysis of Financial Condition and Results of Operations."*

As used in this report, the terms "Republic," the "Company," "we," "our" and "us" refer to Republic Bancorp, Inc., and, where the context requires, Republic Bancorp, Inc. and its subsidiaries; and the term the "Bank" refers to the Company's subsidiary banks: Republic Bank & Trust Company and Republic Bank.

## PART I

### Item 1 Business.

Republic Bancorp, Inc. ("Republic" or the "Company") is a Bank Holding Company headquartered in Louisville, Kentucky. Republic is the Parent Company of Republic Bank & Trust Company ("RB&T") and Republic Bank (collectively referred together with RB&T as the "Bank"), Republic Funding Company and Republic Invest Co. Republic Invest Co. includes its subsidiary, Republic Capital LLC. The consolidated financial statements also include the wholly-owned subsidiaries of RB&T: Republic Financial Services, LLC, TRS RAL Funding, LLC and Republic Insurance Agency, LLC. Republic Bancorp Capital Trust ("RBCT") is a Delaware statutory business trust that is a wholly-owned, unconsolidated finance subsidiary of Republic Bancorp, Inc. Incorporated in 1974, Republic became a bank holding company when RB&T became authorized to conduct commercial banking business in Kentucky in 1981.

The principal business of Republic is directing, planning and coordinating the business activities of the Bank. The financial condition and results of operations of Republic are primarily dependent upon the results of operations of the Bank. At December 31, 2009, Republic had total assets of $3.9 billion, total deposits of $2.6 billion and total stockholders' equity of $316 million. Based on total assets as of December 31, 2009, Republic ranked as the largest Kentucky-based bank holding company. The executive offices of Republic are located at 601 West Market Street, Louisville, Kentucky 40202, telephone number (502) 584-3600. The Company's website address is www.republicbank.com.

### Website Access to Reports

The Company makes its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, available free of charge through its website, www.republicbank.com, as soon as reasonably practicable after the Company electronically files such material with, or furnishes it to, the SEC.

### General Business Overview

As of December 31, 2009, the Company was divided into three distinct business operating segments: Traditional Banking, Tax Refund Solutions and Mortgage Banking. Net income, total assets and net interest margin by business operating segment for the years ended December 31, 2009, 2008 and 2007 are presented below:

| | **Year Ended December 31, 2009** | | | |
|---|---|---|---|---|
| *(dollars in thousands)* | **Traditional Banking** | **Tax Refund Solutions** | **Mortgage Banking** | **Total Company** |
| **Net income** | **$ 15,362** | **$ 19,979** | **$ 6,790** | **$ 42,131** |
| **Total assets** | **2,976,663** | **927,929** | **14,176** | **3,918,768** |
| **Net interest margin** | **3.79%** | **NM** | **NM** | **5.04%** |

| | Year Ended December 31, 2008 | | | |
|---|---|---|---|---|
| *(dollars in thousands)* | Traditional Banking | Tax Refund Solutions | Mortgage Banking | Total Company |
| Net income | $ 18,432 | $ 13,258 | $ 1,962 | $ 33,652 |
| Total assets | 2,766,174 | 1,154,777 | 18,417 | 3,939,368 |
| Net interest margin | 3.96% | NM | NM | 4.20% |

| | Year Ended December 31, 2007 | | | |
|---|---|---|---|---|
| *(dollars in thousands)* | Traditional Banking | Tax Refund Solutions | Mortgage Banking | Total Company |
| Net income | $ 21,051 | $ 2,844 | $ 1,018 | $ 24,913 |
| Total assets | 2,879,275 | 275,012 | 11,072 | 3,165,359 |
| Net interest margin | 2.95% | NM | NM | 3.17% |

*NM – Not Meaningful*

## (I) Traditional Banking

As of December 31, 2009, Republic had 44 full-service banking centers with 35 located in Kentucky, five located in metropolitan Tampa, Florida, three located in southern Indiana and one located in metropolitan Cincinnati, Ohio. RB&T's primary market areas are located in metropolitan Louisville, Kentucky, central Kentucky, northern Kentucky and southern Indiana. Louisville, the largest city in Kentucky, is the location of Republic's headquarters, as well as 20 banking centers. RB&T's central Kentucky market includes 12 banking centers in the following Kentucky cities: Bowling Green (1); Elizabethtown (1); Frankfort (1); Georgetown (1); Lexington, the second largest city in Kentucky (5); Owensboro (2); and Shelbyville (1). RB&T's northern Kentucky market includes banking centers in Covington, Florence and Independence. RB&T also has banking centers located in Floyds Knobs, Jeffersonville and New Albany, Indiana. Republic Bank has locations in Hudson, New Port Richey, Palm Harbor, Port Richey and Temple Terrace, Florida, as well as metropolitan Cincinnati, Ohio.

### Market for Services

Management believes that the Bank's principal markets are the residential real estate market and small-to-medium sized businesses within its primary market area through the Company's banking center network. Businesses are solicited through the personal efforts of the officers and directors of both Republic and the Bank. The Company believes that a locally-based bank is perceived by the local business community as possessing a clearer understanding of local banking needs, thus providing the Bank with advantages over its non-locally based competition. The Company also believes that it is able to make prudent lending decisions more quickly than its competitors without compromising asset quality or profitability.

### Lending Activities

The Bank principally markets its lending products and services through the following delivery channels:

**Mortgage Lending** – A major component of the Bank's lending activities consists of the origination of single family residential real estate loans collateralized by owner occupied property, predominately located in the Bank's primary market areas. Additionally, the Bank offers home equity loans and home equity lines of credit. These loans are originated through the Bank's retail banking center network.

- The Bank generally retains adjustable rate mortgage ("ARM") single family residential real estate loans with fixed terms up to ten years. All mortgage loans retained on balance sheet are included as a component of the Company's "Banking" business operating segment and are discussed below and elsewhere in this filing.
- Single family residential real estate loans with fixed rate terms of 15, 20 and 30 years are generally sold into the secondary market and their accompanying mortgage servicing rights ("MSRs"), which may be either sold or retained, are included as a component of the Company's "Mortgage Banking" business operating segment and are discussed below and elsewhere in this filing. In order to take advantage of the steep yield curve during 2009, the Company elected to retain approximately $100 million of 15 year fixed rate single family residential real estate loans, funding these loans with long-term Federal Home Loan Bank ("FHLB") advances.

The Bank offers ARMs with rate adjustments tied to various indices with specified minimum and maximum interest rate adjustments. The interest rates on a majority of these loans are adjusted after their fixed rate terms on an annual basis, with most having limitations on upward adjustments over the life of the loan. Some of these loans have fixed rate features for one, three, five, seven or ten years. The Bank generally charges a higher interest rate if the property is not owner occupied. It has been the Bank's experience that the proportions of fixed rate and ARM originations depend in large part on the interest rate environment. As interest rates decline, there is generally a reduced demand for ARMs and an increased demand for fixed rate secondary market loans. Alternatively, as interest rates rise, there is generally an increased demand for ARMs, as consumer demand shifts away from fixed rate secondary market loans.

Prior to the fourth quarter of 2009, in the Bank's primary markets of Kentucky and southern Indiana, ARM loans collateralized by first lien, single family residential real estate were generally originated in amounts up to 90% of appraised value; however, the Bank commonly included home equity lines of credit in conjunction with its first liens, often increasing the loan to value of the entire relationship to 100%. In its Florida market, the Bank typically only loaned up to 80% of the appraised value. During the fourth quarter of 2009, the Bank reduced the maximum combined first and second lien position loan-to-value ratio for new ARM originations in all markets to 80%. The Bank requires mortgagee's title insurance to protect the Bank against defects in its liens on the properties that collateralize the loans. The Bank, in most cases, requires title, fire, and extended casualty insurance to be obtained by the borrower and when required by applicable regulations, flood insurance. The Bank maintains an errors and omissions insurance policy to protect the Bank against loss in the event a borrower fails to maintain fire and other hazard insurance policies.

Although the contractual loan payment periods for single family residential real estate ARM loans are generally for a 15 to 30 year period, such loans often remain outstanding for only their fixed rate periods, which is significantly shorter than their contractual terms. The Bank generally charges a penalty for prepayment of first lien mortgage loans if they are refinanced prior to the completion of their fixed rate period.

The Bank does on occasion purchase loans in low to moderate income areas from time to time in order to meets its obligations under the Community Reinvestment Act ("CRA"). The Bank generally applies secondary market underwriting criteria to these purchased single family residential real estate loans and generally reserves the right to reject particular loans from a loan package being purchased that do not meet its underwriting criteria. In connection with loan purchases, the Bank receives various representations and warranties from the sellers of the loans regarding the quality and characteristics of the loans.

**Commercial Lending** – Commercial loans are primarily real estate secured and are generated through banking centers located in the Bank's primary market areas. The Bank's commercial real estate and multi-family ("commercial real estate") loans are typically secured by improved property such as office buildings, medical facilities, retail centers, warehouses, apartment buildings, condominiums, hotels and other types of commercial buildings.

In the Bank's primary market area of Kentucky and southern Indiana, commercial real estate loans are generally made in amounts up to 85% of the lesser of the appraised value or purchase price of the property. In its Florida market, the Bank will typically only originate commercial real estate loans up to 80% of the lesser of the appraised value or the purchase price of the property. Commercial real estate loans generally have fixed or variable interest rates indexed to prime interest rates and have terms of three, five, seven or ten years with amortizing terms up to 20 years. Although the contractual loan payment period for these types of loans is generally a 20 year period, such loans often remain outstanding for only their fixed rate periods, which is significantly shorter than their contractual terms. The Bank generally charges a penalty for prepayment of commercial real estate loans if they are refinanced prior to the completion of their fixed rate period.

Loans secured by commercial real estate generally are larger and involve greater risks than single family residential real estate loans. Because payments on loans secured by commercial real estate properties often are dependent on successful operation or management of the properties or businesses operated from the properties, repayment of such loans may be impacted to a greater extent by adverse conditions in the national and local economies. The Company seeks to minimize these risks in a variety of ways, including limiting the size of commercial real estate loans and generally restricting such loans to its primary market area. In determining whether to originate commercial real estate loans, the Company also considers such factors as the financial condition of the borrower and guarantor and the debt service coverage of the property when applicable.

The Bank also offers a variety of commercial loans, including term loans, lines of credit and equipment and receivables financing. A broad range of short-to-medium-term collateralized commercial loans are made available to businesses for working capital (including the support of inventory and receivables), business expansion (including acquisitions of real estate and improvements), and the purchase of equipment or machinery. Equipment loans are typically originated on a fixed-term basis ranging from one to five years.

As mentioned above, the availability of funds for the repayment of commercial loans may be substantially dependent on the success of the business itself. Further, the collateral underlying the loans, which may depreciate over time, usually cannot be appraised with as much precision as residential real estate and may fluctuate in value over the term of the loan.

**Construction Lending** – The Bank originates residential construction real estate loans to finance the construction of single family dwellings. Most of the Company's residential construction loans are made to individuals and builders who intend to build owner occupied housing on a parcel of real estate. The Bank's construction loans to individuals typically range in size from $100,000 to $300,000. Construction loans also are made to contractors to build single family dwellings under contract. Construction loans are generally offered on the same basis as other single family residential real estate loans, except that a larger percentage down payment is typically required.

The Bank also may make residential land development loans to real estate developers for the acquisition, development and construction of residential subdivisions. Such loans may involve additional risk attributable to the fact that funds will be advanced to fund the project under construction, which is of uncertain value prior to completion, and because it is relatively difficult to evaluate completion value accurately, the total amount of funds required to complete a development may be subject to change.

The Bank finances the construction of individual owner occupied houses on the basis of written underwriting and construction loan management guidelines. Construction loans are structured either to be converted to permanent loans with the Bank at the end of the construction phase or to be paid off at closing. Construction loans on residential properties in the Bank's Kentucky and southern Indiana markets are generally made in amounts up to 85% of appraised value at completion. Construction loans on residential properties in the Bank's Florida market are generally made in amounts up to 80% of appraised value at completion. Construction loans to developers and builders generally have terms of nine to 12 months. Loan proceeds on builders' projects are disbursed in increments as construction progresses and as property inspections warrant.

Loans collateralized by subdivisions and multi-family residential real estate generally are larger than loans collateralized by single family owner occupied housing and also generally involve a greater degree of risk. Repayments of these loans depend to a large degree on results of operations, management of properties and conditions in the real estate market or the economy.

**Consumer Lending** – Traditional consumer loans made by the Bank include home improvement and home equity loans, as well as other secured and unsecured personal loans in addition to credit cards. With the exception of home equity loans, which are actively marketed in conjunction with single family residential real estate loans, other traditional consumer loan products, while available, are not actively promoted in the Bank's markets.

**Loan Origination and Processing** – Loan originations are derived primarily from direct solicitation by the Bank's loan officers, present depositors and borrowers, builders and walk-in customers. Loan applications are underwritten and closed based on the Bank's standards, which are generally consistent with the Federal Home Loan Mortgage Corporation ("Freddie Mac" or "FHLMC") underwriting guidelines. Consumer and commercial real estate loan originations emanate from many of the same sources.

The loan underwriting procedures followed by the Bank conform to regulatory guidelines and are designed to assess the borrower's ability to make principal and interest payments and to be supported by the value of any assets or property serving as collateral for the loan. Generally, as part of the process, a bank loan officer meets with each applicant to obtain the appropriate employment and financial information, as well as any other required application information. Upon receipt of the borrower's completed loan application, the Bank obtains reports with respect to the borrower's credit record, and independent appraisals of any collateral for the loan are ordered. The application information supplied by the borrower is independently verified. Once a loan application has been completed and all information has been obtained and verified, the loan request is submitted for a final review process. As part of the loan approval process, all uncollateralized loans of more than $150,000 and all collateralized loans of more than $1.5 million require approval by the Bank's Loan Committee. Loans to one borrower are subject to limits depending on the Company's internal risk ratings and applicable legal lending limitations.

The Bank's commercial and commercial real estate loans undergo centralized underwriting on the basis of the borrower's ability to make repayment from the cash flow of their business. As a general practice, in addition to personal guarantees, the Bank takes a security interest in real estate, equipment, or other business assets. Collateralized working capital loans are primarily secured by short-term assets, whereas long-term loans are primarily secured by long-term assets.

Loan applicants are notified promptly of the decision of the Bank by telephone and a letter. If a commercial loan is approved, a commitment letter is generated that specifies the terms and conditions of the proposed loan including the amount of the loan, interest rate, amortization term, a brief description of the required collateral and required insurance coverage. Interest rates on committed loans are normally locked in at the time of application for a 30 to 45 day period.

**Private Banking** – The Bank provides financial products and services to high net worth individuals through its Private Banking Department. The Company's Private Banking officers have extensive banking experience and are trained to meet the unique financial needs of high net worth individuals.

**Treasury Management Services** – The Bank provides various deposit products designed for commercial business customers located throughout its market areas. Lockbox processing, remote deposit capture, business online banking, account reconciliation and Automated Clearing House ("ACH") processing are additional services offered to commercial businesses through the Company's Treasury Management Department. The "*Premier First*" product is the Bank's premium money market sweep account designed for commercial business customers.

**Internet Banking** – The Bank expands its market penetration and service delivery by offering customers Internet banking services and products through its website, www.republicbank.com.

**Other Banking Services** – The Bank also provides trust, title insurance and other financial institution related products and services.

### (II) Tax Refund Solutions ("TRS")

Republic, through its TRS segment, is one of a limited number of financial institutions which facilitates the payment of federal and state tax refunds through third party tax-preparers located throughout the U.S., as well as tax preparation software providers. The Company facilitates the payment of these tax refunds through three primary products: Electronic Refund Checks/Assisted Refunds ("ERCs" or "ARs"), Electronic Refund Deposits/ Assisted Refund Deposits ("ERDs" or "ARDs") and Refund Anticipation Loans ("RALs"). Substantially all of the business generated by TRS occurs in the first quarter of the year.

ERCs/ERDs are products whereby a tax refund is issued to the taxpayer after the Company has received the refund from the federal or state government. There is generally no credit risk or borrowing cost for the Company associated with these products because they are only delivered to the taxpayer upon receipt of the refund directly from the Internal Revenue Service ("IRS"). Fees earned on ERCs/ERDs are reported as non interest income under the line item "Electronic Refund Check fees."

RALs are short-term consumer loans offered to taxpayers that are secured by the customer's anticipated tax refund, which represents the source of repayment. The Company underwrites the RAL application through an automated credit review process utilizing information contained in the taxpayer's tax return and the tax-preparer's history. If the application is approved, the Company advances the amount of the refund due on the taxpayer's return up to specified amounts less the loan fee due to the Company and, if requested by the taxpayer, the fees due for preparation of the return to the tax-preparer. As part of the RAL application process, each taxpayer signs an agreement directing the IRS to send the taxpayer's refund directly to the Company. The refund received from the IRS is used by the Company to pay off the RAL. Any amount due the taxpayer above the amount of the RAL is remitted to the taxpayer once the refund is received by the Company. The funds advanced by the Company are generally repaid by the IRS within two weeks. The fees earned on RALs are reported as interest income under the line item "Loans, including fees."

The Company has agreements with Jackson Hewitt Inc. ("JHI") and Jackson Hewitt Technology Services LLC ("JHTSL"), both subsidiaries of Jackson Hewitt Tax Service Inc. (referred to collectively as "JH"), and Liberty Tax Service ("Liberty") to offer RAL and ERC/ERD products. JH and Liberty provide preparation services of federal, state and local individual income tax returns in the U.S. through a nationwide network of franchised and company-owned tax-preparers offices. Approximately 23% of the Company's 2009 and 2008 TRS revenue was derived from JH with another 5% and 0% from Liberty for the same periods. See *"Results of Operations – Tax Refund Solutions"* for additional discussion of JH and Liberty agreements.

Substantially all RALs issued by the Company each year are made during the first quarter. Losses associated with RALs result from the IRS not remitting taxpayer refunds to the Company associated with a particular tax return. This occurs for a number of reasons, including errors in the tax return, tax return fraud and tax debts not previously disclosed to the Company during its underwriting process. While the RAL application form is completed by the taxpayer in the tax-preparer's office, the credit approval criteria is established by TRS and the underwriting decision is made by TRS. TRS reviews and evaluates all tax returns to determine the likelihood of IRS payment. If any attribute of the tax return appears to fall outside of predetermined parameters, TRS will not originate the RAL.

Profitability in the Company's TRS segment is primarily driven by the volume of RAL transactions processed and the loss rate incurred on RALs, and is particularly sensitive to both measures. During 2009 (primarily the first quarter), the Company processed 39% more in dollar volume of RALs compared to the same period in 2008.

At March 31st of each year the Company reserves for its estimated RAL losses for the year based on current year and historical funding patterns and based on information received from the IRS on current year payment processing. The Company charges off substantially all outstanding RALs by June 30th each year with subsequent collections recorded as recoveries.

Subsequent to the first quarter of 2009, the results of operations for the TRS business operating segment consist primarily of fixed overhead expenses and adjustments to the segment's estimated provision for loan losses, as estimated results became final. However, as was the case in 2008 and 2009, the fourth quarter can be significantly impacted by the funding strategy for the upcoming tax season. As detailed in the section titled *"TRS Funding – First Quarter 2010 Tax Season"* below, the TRS business operating segment incurred a fourth quarter net loss of $1.5 million with approximately $200,000 attributable to the negative spread the segment earned on brokered deposits obtained for the upcoming first quarter 2010 tax season. For the fourth quarter of 2008, the TRS segment reported a net loss of $3.0 million with approximately $2.2 million attributable to the negative spread the segment earned on brokered deposits obtained for the upcoming first quarter 2009 tax season. The improvement from the fourth quarter of 2008 was due to the more favorable interest rate environment during the fourth quarter of 2009.

*TRS Funding – First Quarter 2010 Tax Season*

Due to the same reasons mentioned below under "*TRS Funding – First Quarter 2009 Tax Season,*" the Company will utilize brokered certificates of deposits and its traditional borrowing lines of credit as its primary RAL funding source for the first quarter 2010 tax season.

During the fourth quarter of 2009, the Company obtained $921 million in brokered certificates of deposits to be utilized to fund the first quarter 2010 RAL program. These brokered certificates of deposits had a weighted average life of three months with a weighted average interest rate of 0.51%. Also, during January of 2010, the Company obtained an additional $542 million in brokered certificates of deposits to fund additional RAL demand. These brokered certificates of deposits acquired in January had a weighted average life of 55 days and a weighted average interest rate of 0.56%.

*TRS Funding – First Quarter 2009 Tax Season*

Due to the excessive costs of securitization structures, which resulted from a significant lack of liquidity in the credit markets during the latter half of 2008, the Company elected not to obtain funding from a securitization structure for the first quarter 2009 tax season. Instead, the Company utilized brokered certificates of deposits and its traditional borrowing lines of credit as its primary RAL funding source for the first quarter 2009 tax season. The corresponding accounting for this change in funding strategy caused differences among some income and expense items when comparing income statement results for 2009 to results in 2008. The securitization had the effect during 2008 of reclassifying for securitized RALs the fee income earned, interest expense paid and provision expense into "Net RAL securitization income," which is a component of non interest income. During 2009, these items were, classified in interest income on loans, interest expense on deposits and provision for loan losses, respectively.

During the fourth quarter of 2008, the Company obtained $918 million in brokered certificates of deposits to be utilized to fund the first quarter 2009 RAL program. These brokered certificates of deposits had a weighted average life of three months with a weighted average interest rate of 2.71%. Also, during January of 2009, the Company obtained an additional $375 million in brokered certificates of deposits to fund additional RAL demand. These brokered certificates of deposits acquired in January had a weighted average life of 45 days and a weighted average interest rate of 1.27%.

*TRS Funding – First Quarter 2008 Tax Season*

The Company recognized net RAL securitization income of $13.3 million and sold $1.1 billion RALs into the securitization during 2008. During the first quarter 2008 tax season, in addition to the securitization structure, the Company also utilized brokered certificates of deposits to fund RALs retained on balance sheet. These brokered certificates of deposits had a weighted average life of three months with a weighted average interest rate of 5.09%. Also, during January of 2008, the Company obtained an additional $200 million in brokered certificates of deposits to fund additional RAL demand. These brokered certificates of deposits had a weighted average life of three months and a weighted average interest rate of 4.95%.

*TRS Rebate Accruals*

During 2009, the Company made rebate payments to third party technology and service providers within its TRS segment. These rebates are reflected in the financial statements as a reduction to RAL and ERC fees. All rebate payments to individual technology and service providers are based on the product volume funded by the IRS through that provider, with various rebate tiers at different volume levels. In addition, rebate payments made to the service providers are significantly influenced by RAL losses. While the rebates paid to the Company's technology providers are typically paid throughout the year, the rebate payments paid to the third party tax preparation service providers are generally paid in one lump sum payment on or near June 30th of each year.

Accounting for the Company's rebates payable requires extensive management judgment since the substantial majority of these liabilities are established in the first quarter of each year and accounted for based on cash flow modeling techniques that require management to make estimates regarding the amount and timing of expected future IRS payments, including assumptions regarding credit losses and final product volume tiers.

The Company paid $36.1 million in total rebates during the year ended December 31, 2009 compared to $28.9 million during the same period in 2008. While total TRS gross product revenue increased 33% in 2009 compared to 2008, rebate payments increased 25% for the same period. The overall increase in rebates was less than the increase in total gross revenue during 2009 primarily due to larger payments made through a fixed fee component of the JH contracts, in lieu of rebates. This fixed fee component is classified in non interest expense on the income statement.

In September 2009, the Company announced a new pricing model that will reduce the fees the Bank charges consumers for RALs beginning with the first quarter 2010 tax season. With respect to new contracts entered into for the first quarter 2010 tax season, TRS does not expect to share revenue with third parties in connection with the delivery of tax refund products associated with in-person tax preparation services.

***TRS Material Contracts***

On December 29, 2009, the RB&T amended its Program Agreement, dated September 19, 2007, as previously amended December 2, 2008 and November 23, 2009, (the "Program Agreement") with JHI and amended its Technology Services Agreement, dated September 19, 2007, as previously amended December 2, 2008 and November 23, 2009, (the "Technology Agreement") with JHTSL related to RB&T's RAL and ERC products. As previously disclosed, JHI and JHTSL are subsidiaries of Jackson Hewitt Tax Service Inc., which provides preparation services of federal, state and local individual income tax returns in the U.S. through a nationwide network of franchised and company-owned tax offices operating under the brand name Jackson Hewitt Tax Service®. RB&T's RAL and ERC products essentially comprise the products offered through the Company's TRS business segment. The parties amended the Program Agreement and the Technology Agreement in order to:

- Extend the term of the Program Agreement and the Technology Agreement through October 31, 2012;
- Provide RB&T, under specified circumstances, an option to terminate the agreements earlier than October 31, 2012, if it so chooses;
- Increase the previously established number of Jackson Hewitt Tax Service locations for the term of the contract in which RB&T will offer, process and administer certain RAL and AR products to Jackson Hewitt Tax Service customers;
- Determine the fees payable to JHI and JHTSL by RB&T under the agreements; and
- Provide RB&T with the right to retain certain monies otherwise payable to JHI and JHTSL by RB&T if RB&T fails to attain a minimum number of financial products, RB&T experiences RAL delinquency in excess of a designated level, or if RB&T incurs costs in connection with JHI's, JHTSL's or a Jackson Hewitt Tax Service operator's failure to maintain a minimum level of compliance with RB&Ts policies and procedures.

Effective as of December 27, 2009, RB&T amended its Marketing and Servicing Agreement, dated November 30, 2009 (the "Agreement"), with JTH Tax Inc. d/b/a Liberty Tax Service ("Liberty") related to RB&T's RAL, ERC and ERD products (collectively, referred to as "Bank Products"). Liberty provides preparation services of federal, state and local individual income tax returns in the U.S. through franchised and company-owned tax offices. The Bank Products essentially comprise the products offered through the Company's TRS business segment. Under the Agreement, as amended:

- RB&T grants Liberty, on a non-exclusive basis, the license to market the Bank Products through a substantial majority of Liberty's tax offices through October 16, 2012;
- Under specified circumstances, RB&T has an option to terminate the Agreement earlier than October 16, 2012, if it so chooses; and
- RB&T has the right to receive certain monies in the event that RAL delinquency exceeds a designated level of RALs originated through Liberty.

The business generated from the JH and Liberty agreements, as amended, in combination with RB&T's new pricing model announced in September 2009, is more likely than not to have a material positive impact on the Company's net income and diluted earnings per share beginning with the first quarter of 2010. This positive impact will be somewhat offset by a strategic reduction in the Company's independent tax-preparer base.

*For additional discussion regarding TRS, see the following sections:*

- *Part I Item 1 "Business"*
- *Part I Item 1A "Risk Factors"*
- *Part II Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations:"*
  - *"Critical Accounting Policies and Estimates"*
  - *"Recent Developments"*
  - *"Overview"*
  - *"Results of Operations"*
  - *"Financial Condition"*
- *Part II Item 8 "Financial Statements and Supplementary Data:"*
  - *Footnote 1 "Summary of Significant Accounting Policies"*
  - *Footnote 3 "Loans and Allowance for Loan Losses"*
  - *Footnote 4 "Securitization"*
  - *Footnote 22 "Segment Information"*

**(III) Mortgage Banking**

Mortgage Banking activities primarily include 15, 20 and 30-year fixed-term single family residential rate real estate loans that are sold into the secondary market, primarily to Freddie Mac. From 2003 through mid 2009, the Bank historically retained servicing on substantially all loans sold into the secondary market. In order to take advantage of the steep yield curve, during the second quarter of 2009, the Company borrowed from the FHLB to fund a pool of 15 year fixed rate residential real estate loans. Administration of loans with servicing retained by the Bank includes collecting principal and interest payments, escrowing funds for property taxes and insurance and remitting payments to secondary market investors. A fee is received by the Bank for performing these standard servicing functions.

As part of the sale of loans with servicing retained, the Company records an MSR. MSRs represent an estimate of the present value of future cash servicing income, net of estimated costs, that Republic expects to receive on loans sold with servicing retained by the Company. MSRs are capitalized as separate assets when loans are sold and servicing is retained. This transaction is posted to net gain on sale of loans, a component of "Mortgage Banking income" in the income statement. Management considers all relevant factors, in addition to pricing considerations from other servicers, to estimate the fair value of the MSRs to be recorded when the loans are initially sold with servicing retained by the Company. The carrying value of MSRs is initially amortized in proportion to and over the estimated period of net servicing income and subsequently adjusted quarterly based on the weighted average remaining life of the underlying loans. The amortization is recorded as a reduction to Mortgage Banking income.

The carrying value of the MSRs asset is reviewed monthly for impairment based on the fair value of the MSRs, using groupings of the underlying loans by interest rates. Any impairment of a grouping would be reported as a valuation allowance. A primary factor influencing the fair value is the estimated life of the underlying loans serviced. The estimated life of the loans serviced is significantly influenced by market interest rates. During a period of declining interest rates, the fair value of the MSRs is expected to decline due to increased anticipated prepayments within the portfolio. Alternatively, during a period of rising interest rates, the fair value of MSRs is expected to increase, as prepayment assumptions on the underlying loans would be anticipated to decline. Management utilizes an independent third party on a monthly basis to assist with the fair value estimate of the MSRs.

Due to the significant reduction in long-term interest rates during December of 2008, the fair value of the MSR portfolio declined as prepayment speed assumptions were adjusted upwards resulting in an impairment charge of $1.3 million for the fourth quarter and year ended December 31, 2008. During the first quarter of 2009, prepayment speed assumptions stabilized to levels similar to those assumed in the third quarter of 2008 and the Company reversed $1.1 million from the valuation allowance. During the second quarter of 2009, the Company reversed the remaining impairment charge of $122,000. There were no impairment charges recorded prior to the fourth quarter of 2008 and no MSR valuation allowance existed at December 31, 2009.

*See additional discussion regarding Mortgage Banking under the sections titled: Part I Item 1A "Risk Factors" and Part II Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Footnote 6 "Mortgage Banking Activities" and Footnote 22 "Segment Information" of Part II Item 8 "Financial Statements and Supplementary Data."*

**Employees**

As of December 31, 2009, Republic had 735 full-time equivalent employees. Altogether, Republic had 722 full-time and 25 part-time employees. None of the Company's employees are subject to a collective bargaining agreement, and Republic has never experienced a work stoppage. The Company believes that its employee relations have been and continue to be good.

**Competition**

The Company encounters intense competition in its market areas in making loans, attracting deposits, and selling other banking related financial services. The deregulation of the banking industry, the ability to create financial services holding companies to engage in a wide range of financial services other than banking and the widespread enactment of state laws which permit multi-bank holding companies, as well as the availability of nationwide interstate banking, has created a highly competitive environment for financial institutions. In one or more aspects of the Company's business, the Company competes with local and regional retail and commercial banks, other savings banks, credit unions, finance companies, mortgage companies and other financial intermediaries operating in Kentucky, Indiana, Florida and Ohio. The Bank also competes with insurance companies, consumer finance companies, investment banking firms and mutual fund managers. Some of the Company's competitors are not subject to the same degree of regulatory review and restrictions that apply to the Company and the Bank. Many of the Company's primary competitors, some of which are affiliated with large bank holding companies or other larger financial based institutions, have substantially greater resources, larger established customer bases, higher lending limits, more extensive banking center networks, numerous automatic teller machines, and greater advertising and marketing budgets. They may also offer services that the Company does not currently provide. These competitors attempt to gain market share through their financial product mix, pricing strategies and banking center locations. Legislative developments related to interstate branching and banking in general, by providing large banking institutions easier access to a broader marketplace, can act to create more pressure on smaller financial institutions to consolidate. It is anticipated that competition from both bank and non-bank entities will continue to remain strong in the foreseeable future.

The principal factors in competing for bank products are convenient office locations, flexible hours, interest rates, services, internet banking, range of lending services offered and lending fees. Additionally, the Company believes that an emphasis on highly personalized service tailored to individual customer needs, together with the local character of the Bank's business and its "community bank" management philosophy will continue to enhance the Company's ability to compete successfully in its market areas.

**Supervision and Regulation**

RB&T is a Kentucky chartered commercial banking and trust corporation and as such, it is subject to supervision and regulation by the Federal Deposit Insurance Corporation ("FDIC") and the Kentucky Department of Financial Institutions. Republic Bank is a federally chartered savings bank institution and as such, it is subject to the supervision and regulation of the Office of Thrift Supervision ("OTS") and examination by the OTS pursuant to the Home Owner's Loan Act ("HOLA"). Republic Bank is also subject to limited regulation by the FDIC which insures the Bank's deposits.

All deposits, subject to regulatory prescribed limitations, held by the Bank are insured by the FDIC. Such supervision and regulation subjects the Bank to restrictions, requirements, potential enforcement actions and periodic examination by the FDIC, the OTS and Kentucky banking regulators. The Federal Reserve Bank ("FRB") regulates the Company with monetary policies and operational rules that directly affect the Bank. The Bank is a member of the FHLB System. As a member of the FHLB system, the Bank must also comply with applicable regulations of the Federal Housing Finance Board. Regulation by these agencies is intended primarily for the protection of the Bank's depositors and the Deposit Insurance Fund ("DIF") and not for the benefit of the Company's stockholders. The Bank's activities are also regulated under consumer protection laws applicable to the Company's lending, deposit and other activities. An adverse ruling against the Company under these laws could have a material adverse effect on results. *See additional discussion below under "Deposit Insurance Assessments."*

Republic Bancorp, Inc. is a legal entity separate and distinct from the Bank and its principal sources of funds are cash dividends from the Bank and other subsidiaries. The Company files regular routine reports with the FRB, FDIC and OTS concerning business activities and financial condition. In addition, the Bank must obtain regulatory approval prior to entering into certain transactions such as adding new banking offices and mergers with, or acquisitions of, other financial institutions. These regulatory agencies conduct periodic examinations to review the Company's safety and soundness and compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities under which a bank or savings bank can engage and is intended primarily to provide protection for the DIF and the Bank's depositors. Regulators have extensive discretion in connection with their supervisory and enforcement authority and examination policies, including, but not limited to, policies that can materially impact the classification of assets and the establishment of adequate loan loss reserves. Any change in regulatory requirements and policies, whether by the FRB, the FDIC, the OTS or state or federal legislation, could have a material adverse impact on Company operations.

*Enforcement Powers* – Regulators have broad enforcement powers over bank holding companies and banks, including, but not limited to, the power to mandate or restrict particular actions, activities, or divestitures, impose substantial fines and other penalties for violations of laws and regulations, issue cease and desist or removal orders, seek injunctions, publicly disclose such actions and prohibit unsafe or unsound practices. This authority includes both informal actions and formal actions to effect corrective actions or sanctions. In addition, Republic is subject to regulation and enforcement actions by other additional state and federal agencies.

Certain regulatory requirements applicable to the Company are referred to below or elsewhere in this document. The description of statutory provisions and regulations applicable to banks, savings banks and their holding companies set forth in this document does not purport to be a complete description of such statutes and regulations and their effect on the Company and is qualified in its entirety by reference to the actual laws and regulations.

## I. The Company

*Acquisitions* – Republic is required to obtain the prior approval of the FRB under the Bank Holding Company Act ("BHCA") before it may, among other things, acquire all or substantially all of the assets of any bank, or ownership or control of any voting shares of any bank, if after such acquisition it would own or control, directly or indirectly, more than 5% of any class of the voting shares of such bank. In approving bank acquisitions by bank holding companies, the FRB is required to consider the financial and managerial resources and future prospects of the bank holding company and the bank involved, the convenience and needs of the communities to be served and various competitive factors. Consideration of financial resources generally focuses on capital adequacy, which is discussed below. Consideration of convenience and needs issues includes the parties' performance under the CRA. Under the CRA, all financial institutions have a continuing and affirmative obligation consistent with safe and sound operation to help meet the credit needs of their entire communities, specifically including low to moderate income persons and neighborhoods.

Under the BHCA, so long as it is at least adequately capitalized, adequately managed and not subject to any regulatory restrictions, Republic may purchase a bank, subject to regulatory approval. Similarly, an adequately capitalized and adequately managed bank holding company located outside of Kentucky or Florida may purchase a bank located inside Kentucky or Florida, subject to appropriate regulatory approvals. In either case, however, state law restrictions may be placed on the acquisition of a state bank that has been in existence for a limited amount of time, or would result in specified concentrations of deposits. For example, Kentucky law prohibits a bank holding company from acquiring control of banks located in Kentucky, if the holding company would then hold more than 15% of the total deposits of all federally insured depository institutions in Kentucky. RB&T is currently prohibited from acquiring a bank based on its CRA rating as discussed at Footnote 23 "*Regulatory Matters.*"

*Financial Activities* – The activities permissible for bank holding companies and their affiliates were substantially expanded by the Gramm-Leach-Bliley Act ("GLBA"), issued in March of 2000. The GLBA permits bank holding companies that qualify as, and elect to be Financial Holding Company's ("FHCs"), to engage in a broad range of financial activities, including underwriting securities, dealing in and making a market in securities, insurance underwriting and agency activities without geographic or other limitation, as well as merchant banking. To maintain its status as a FHC, the Company and all of its affiliated depository institutions must be well-capitalized, well-managed, and have at least a "satisfactory" CRA rating. In addition, as a qualified thrift lender, the Company generally has broad authority to engage in various types of business activities, including non-financial activities. This authority could be restricted for savings banks that fail to meet the qualified thrift lender test. The Company does not currently qualify as a FHC based on its CRA rating as discussed at Footnote 23 "*Regulatory Matters*" of Part II Item 8 *"Financial Statements and Supplementary Data."*

FHC regulators approve certain activities as financial in nature or incidental to financial activities, as well as define the procedures and requirements that allow a FHC to request the FRB's approval to conduct a financial activity, or an activity that is complementary to a financial activity. The Company is required to obtain prior FRB approval in order to engage in the financial activities identified in the GLBA or FRB regulations. In addition, if any of its depository institution subsidiaries ceases to be well-capitalized or well-managed, and compliance is not achieved within 180 days, the Company may be forced to cease conducting business as a FHC by divesting either its non-banking financial activities or its bank activities. Moreover, the Hart-Scott-Rodino Act antitrust filing requirements may apply to certain non-bank acquisitions.

Subject to certain exceptions, insured state banks are permitted to control or hold an interest in a financial subsidiary that engages in a broader range of activities (such as securities underwriting) than are permissible for national banks to engage in directly, subject to any restrictions imposed on a bank under the laws of the state under which it is organized. Conducting financial activities through a bank subsidiary can impact capital adequacy and regulatory restrictions may apply to affiliate transactions between the bank and its financial subsidiaries.

*Safe and Sound Banking Practice* – The FRB does not permit bank holding companies to engage in unsafe and unsound banking practices. The FDIC, the Kentucky Department of Financial Institutions and the OTS have similar restrictions with respect to the Bank.

Pursuant to the Federal Deposit Insurance Act, the FDIC and OTS have adopted a set of guidelines prescribing safety and soundness standards. These guidelines establish general standards relating to internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings standards, compensation, fees and benefits. In general, the guidelines require appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines.

*Source of Strength Doctrine* – Under FRB policy, a bank holding company is expected to act as a source of financial strength to each of its banking subsidiaries and to commit resources for their support. Such support may restrict the Company's ability to pay dividends, and may be required at times when, absent this FRB policy, a holding company may not be inclined to provide it. A bank holding company may also be required to guarantee the capital restoration plan of an undercapitalized banking subsidiary and cross-guarantee provisions generally apply to the Company. In addition, any capital loans by the Company to its bank subsidiaries are subordinate in right of payment to deposits and to certain other indebtedness of the bank subsidiary. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of subsidiary banks will be assumed by the bankruptcy trustee and entitled to a priority of payment.

*Office of Foreign Asset Control ("OFAC")* – The Company and the Bank, like all U.S. companies and individuals, are prohibited from transacting business with certain individuals and entities named on the OFAC's list of Specially Designated Nationals and Blocked Persons. Failure to comply may result in fines and other penalties. The OFAC issued guidance for financial institutions in which it asserted that it may, in its discretion, examine institutions determined to be high risk or to be lacking in their efforts to comply with these prohibitions.

*Code of Ethics* – The Company adopted a code of ethics that applies to all employees, including the Company's principal executive, financial and accounting officers. A copy of the Company's code of ethics is available on the Company's website. The Company intends to disclose information about any amendments to, or waivers from, the code of ethics that are required to be disclosed under applicable SEC regulations by providing appropriate information on the Company's website. If at any time the code of ethics is not available on the Company's website, the Company will provide a copy of it free of charge upon written request.

## II. The Bank

The Kentucky and federal banking statutes prescribe the permissible activities in which a Kentucky bank or federal savings bank may engage and where those activities may be conducted. Kentucky's statutes contain a super parity provision that permits a well-rated Kentucky banking corporation to engage in any banking activity in which a national or state bank operating in any other state or a federal savings association meeting the qualified thrift lender test and operating in any state could engage, provided it first obtains a legal opinion from counsel specifying the statutory or regulatory provisions that permit the activity.

*Branching* – Kentucky law generally permits a Kentucky chartered bank to establish a branch office in any county in Kentucky. A Kentucky bank may also, subject to regulatory approval and certain restrictions, establish a branch office outside of Kentucky. Well-capitalized Kentucky banks that have been in operation at least three years and that satisfy certain criteria relating to, among other things, their composite and management ratings, may establish a branch in Kentucky without the approval of the Executive Director of the Kentucky Department of Financial Institutions, upon notice to the Kentucky Department of Financial Institutions and any other state bank with its main office located in the county where the new branch will be located. Branching by all other banks requires the approval of the Executive Director of the Kentucky Department of Financial Institutions, who must ascertain and determine that the public convenience and advantage will be served and promoted and that there is a reasonable probability of the successful operation of the branch. In any case, the transaction must also be approved by the FDIC, which considers a number of factors, including financial history, capital adequacy, earnings prospects, character of management, needs of the community and consistency with corporate powers. An out of state bank is permitted to establish branch offices in Kentucky only by merging with a Kentucky bank. *De novo* branching into Kentucky by an out of state bank is not permitted. This difficulty for out of state banks to branch into Kentucky may limit the ability of a Kentucky bank to branch into many states, as several states have reciprocity requirements for interstate branching. RB&T is currently prohibited from branching based on its CRA rating as discussed at Footnote 23 "*Regulatory Matters*" of Part II Item 8 *"Financial Statements and Supplementary Data."*

Under federal regulations, Republic Bank may establish and operate branches in any state within the U.S. with the prior approval of the OTS. Highly rated federal savings banks that satisfy certain regulatory requirements may establish branches without prior OTS approval, provided the federal savings bank publishes notice of its establishment of a new branch, notifies the OTS of the establishment of the branch, and no person files a comment with the OTS opposing the proposed branch. OTS and FDIC regulations also restrict the Company's ability to open new banking offices of RB&T or Republic Bank. In either case, the Company must publish notice of the proposed office in area newspapers and, if objections are made, the new office may be delayed or disapproved.

*Affiliate Transaction Restrictions* – Transactions between the Bank and its affiliates, including the Company and its subsidiaries, are subject to FDIC and OTS regulations, the FRB's Regulations O and W, and Sections 23A, 23B, 22(g) and 22(h) of the Federal Reserve Act ("FRA"). In general, these transactions must be on terms and conditions that are consistent with safe and sound banking practices and substantially the same, or at least as favorable to the institution or its subsidiary, as those for comparable transactions with non-affiliated parties. In addition, certain types of these transactions referred to as "covered transaction" are subject to quantitative limits based on a percentage of the Bank's capital, thereby restricting the total dollar amount of transactions the Bank may engage in with each individual affiliate and with all affiliates in the aggregate. Affiliates must pledge qualifying collateral in amounts between 100% and 130% of the covered transaction in order to receive loans from the Bank. In addition, applicable regulations prohibit a savings association from lending to any of its affiliates that engage in activities that are not permissible for bank holding companies and from purchasing low-quality (i.e., non-performing) assets from an affiliate or purchasing the securities of any affiliate, other than a subsidiary. Limitations are also imposed on loans and extensions of credit by an institution to its executive officers, directors and principal stockholders and each of their related interests. A savings association is also restricted from purchasing or investing in securities issued by any affiliate other than shares of the affiliate.

The FRB promulgated Regulation W to implement Sections 23A and 23B. That regulation contains many of the foregoing restrictions and also addresses derivative transactions, overdraft facilities and other transactions between a bank and its non-bank affiliates.

*Restrictions on Distribution of Subsidiary Bank Dividends and Assets* – Banking regulators may declare a dividend payment to be unsafe and unsound even if the Bank continues to meet its capital requirements after the dividend. Dividends paid by RB&T provide substantially all of the Company's operating funds. Regulatory requirements serve to limit the amount of dividends that may be paid by the Bank. Under federal regulations, the Bank cannot pay a dividend if, after paying the dividend, the Bank would be undercapitalized.

Under Kentucky and federal banking regulations, the dividends the Bank can pay during any calendar year are generally limited to its profits for that year, plus its retained net profits for the two preceding years, less any required transfers to surplus or to fund the retirement of preferred stock or debt, absent approval of the respective state or federal banking regulators. FDIC regulations also require all insured depository institutions to remain in a safe and sound condition, as defined in regulations, as a condition of having federal deposit insurance.

*Assessments* – The Bank is required to pay a quarterly Financing Corporation ("FICO") assessment in order to share in the payment of interest due on bonds used to provide liquidity to the savings and loan industry in the 1980s. During 2009, the Bank incurred total FICO assessments of $219,000, or an average of 0.0104% of insured deposits. In addition to the FICO assessment, the Bank also pays a Deposit Insurance Premium.

The Federal Deposit Insurance Reform Act of 2005 and The Federal Deposit Insurance Reform Conforming Amendments Act of 2005 (the "Insurance Act") signed by the President of the United States in February 2006 revised the laws governing federal deposit insurance by providing for changes that included: merging the Bank Insurance Fund ("BIF") and the Savings

Association Insurance Fund ("SAIF") into the DIF effective March 31, 2006; coverage for certain retirement accounts increased to $250,000 effective April 1, 2006; allowed for deposit insurance coverage on individual accounts to be indexed for inflation beginning in 2010; gave the FDIC more discretion in managing deposit insurance assessments; and allowed eligible institutions a one-time initial assessment credit. In addition, this gave the FDIC authorization to revise the previous assessment system. Prior to these changes, the Bank paid the FICO assessment only.

Effective January 1, 2007, institutions in all risk categories, even the best rated financial institutions were assessed an FDIC Deposit Insurance Premium based on a number of factors, including the risk of loss that insured institutions pose to the DIF. Under this risk based system, the FDIC evaluates an institution's supervisory ratings for all insured institutions, financial ratios for most institutions, and long-term debt issuer ratings for certain large institutions. Institutions which the FDIC considers well-capitalized and financially sound pay the lowest premiums, while institutions that are less than adequately capitalized and of substantial supervisory concern pay the highest premiums. The legislation replaced the prior minimum 1.25% reserve ratio for the insurance funds with a range for the new insurance fund's quarterly reserve ratio between 1.15% and 1.50% depending on projected losses, economic changes and assessment rates at the end of a calendar year, abolished the rule prohibiting the FDIC from charging the banks in the lowest risk category when the reserve ratio premiums is more than 1.25% and does not limit the FDIC to changing assessment rates bi-annually.

During 2009, the Bank paid total Deposit Insurance Premiums of $2.6 million, or an average of 0.1315% of its insured deposits. In May 2009, the FDIC adopted a final rule imposing a five basis point special assessment on each insured depository institution's assets minus Tier 1 capital as of June 30, 2009. The amount of the special assessment for any institution was capped at 10 basis points times the institution's assessment base for the second quarter 2009. The special assessment for Republic totaled $1.4 million and was collected on September 30, 2009.

In November 2009, the FDIC adopted the final rule amending the assessment regulations to require insured depository institutions to prepay their quarterly risk-based assessments for the fourth quarter of 2009, and for all of 2010, 2011, and 2012, on December 30, 2009, along with each institution's risk-based assessment for the third quarter of 2009. Republic prepaid $11.5 million in deposit insurance assessments on December 30, 2009.

In October 2008, the President of the U.S. signed the Emergency Economic Stabilization Act of 2008, which temporarily raised the basic limit on federal deposit insurance coverage from $100,000 to $250,000 per depositor. The legislation initially provided that the basic deposit insurance limit will return to $100,000 after December 31, 2009. In May 2009, the President of the U.S. signed the Helping Families Save Their Homes Act, which extended the temporary increase in the standard maximum deposit insurance amount ("SMDIA") to $250,000 per depositor through December 31, 2013. This extension of the temporary $250,000 coverage limit became effective immediately upon the President's signature. The legislation provided that the SMDIA will return to $100,000 on January 1, 2014. As mentioned above, insurance coverage for certain retirement accounts, which include all IRA deposit accounts, was increased permanently to $250,000 per depositor in 2006.

In October, 2008, the FDIC announced its temporary Transaction Account Guarantee Program, which provides full insurance coverage, regardless of deposit amount, for non interest-bearing transaction deposit accounts at FDIC insured institutions that agree to participate in the program. The transaction account guarantee applies to all personal and business checking deposit accounts that do not earn interest at participating institutions. This unlimited insurance coverage is temporary and was originally to remain in effect for participating institutions until December 31, 2009. In August 2009, the FDIC extended the transaction action guarantee for six months, through June 30, 2010.

In October 2008, the FDIC announced the Temporary Liquidity Guarantee Program to strengthen confidence and encourage liquidity in the banking system. The new program (1) guarantees newly issued senior unsecured debt of eligible institutions, including FDIC-insured banks and thrifts, as well as certain holding companies, and (2) provides full deposit insurance coverage for non interest-bearing deposit transaction accounts in FDIC insured institutions, regardless of the dollar amount. In March 2009, the FDIC adopted an interim rule that extends the debt guarantee component of the Temporary Liquidity Guarantee Program and imposes surcharges on existing rates for certain debt issuances. The Company opted out of the debt guarantee program but opted in to the full deposit insurance coverage. Republic paid $72,000 related to TLGP coverage in 2009.

Federal savings banks are required to pay assessments to the Office of Thrift Supervision to fund its operations. The general assessments, paid on a semi-annual basis, are based upon the savings institution's total assets, including consolidated subsidiaries, as reported in the institution's latest quarterly thrift financial report, the institution's financial condition and the complexity of its asset portfolio.

*Prohibitions Against Tying Arrangements* – The Bank is subject to prohibitions on certain tying arrangements. A depository institution is prohibited, subject to certain exceptions, from extending credit to or offering any other service, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional product or service from the institution or its affiliates or not obtain services of a competitor of the institution.

*Consumer Laws and Regulations* – In addition to the laws and regulations discussed herein, the Bank is also subject to certain consumer laws and regulations that are designed to protect consumers in their transactions with banks. While the discussion set forth in this document is not exhaustive, these laws and regulations include the Truth in Savings Act, the Electronic Funds Transfer Act and Regulation E and the Expedited Funds Availability Act, among others. These federal laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with consumers when accepting deposits. Certain laws also limit the Bank's ability to share information with affiliated and unaffiliated entities. The Bank is required to comply with all applicable consumer protection laws and regulations as part of its ongoing business operations.

*Depositor Preference* – The FDIA provides that, in the event of the "liquidation or other resolution" of an insured depository institution, the claims of depositors of the institution, including the claims of the FDIC as subrogee of insured depositors, and certain claims for administrative expenses of the FDIC as a receiver, will have priority over other general unsecured claims against the institution. If an insured depository institution fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, non-deposit creditors, including depositors whose deposits are payable only outside of the U.S. and the parent bank holding company, with respect to any extensions of credit they have made to such insured depository institution.

*Liability of Commonly Controlled Institutions* – FDIC-insured depository institutions can be held liable for any loss incurred, or reasonably expected to be incurred, by the FDIC due to the default of another FDIC-insured depository institution controlled by the same bank holding company, or for any assistance provided by the FDIC to another FDIC-insured depository institution controlled by the same bank holding company that is in danger of default. "Default" means generally the appointment of a conservator or receiver. "In danger of default" means generally the existence of certain conditions indicating that default is likely to occur in the absence of regulatory assistance. Such a "cross-guarantee" claim against a depository institution is generally superior in right of payment to claims of the holding company and its affiliates against that depository institution. At this time, Republic Bank & Trust Company and Republic Bank are the only insured depository institution controlled by the Holding Company for this purpose. However, if the Holding Company were to control other FDIC-insured depository institutions in the future, the cross-guarantee would apply to all such FDIC-insured depository institutions.

*The USA Patriot Act ("Patriot Act"), Bank Secrecy Act ("BSA") and Anti-Money Laundering ("AML")* – The Patriot Act was enacted after September 11, 2001 to provide the federal government with powers to prevent, detect, and prosecute terrorism and international money laundering, and has resulted in promulgation of several regulations that have a direct impact on financial institutions. There are a number of programs that financial institutions must have in place such as: (i) BSA/AML controls to manage risk; (ii) Customer Identification Programs to determine the true identity of customers, document and verify the information, and determine whether the customer appears on any federal government list of known or suspected terrorists or terrorist organizations; and (iii) monitoring for the timely detection and reporting of suspicious activity and reportable transactions. Title III of the Patriot Act takes measures intended to encourage information sharing among financial institutions, bank regulatory agencies and law enforcement bodies. Further, certain provisions of Title III impose affirmative obligations on a broad range of financial institutions, including banks, savings banks, brokers, dealers, credit unions, money transfer agents and parties registered under the Commodity Exchange Act. Among other requirements, the Patriot Act imposes the following obligations on financial institutions:

- Establishment of enhanced anti-money laundering programs;
- Establishment of a program specifying procedures for obtaining identifying information from customers seeking to open new accounts;
- Establishment of enhanced due diligence policies, procedures and controls designed to detect and report money laundering;
- Prohibitions on correspondent accounts for foreign shell banks; and
- Compliance with record keeping obligations with respect to correspondent accounts of foreign banks.

*Federal Home Loan Bank System* – The FHLB provides credit to its members, which include savings banks, commercial banks, insurance companies, credit unions, and other entities. The FHLB system is currently divided into twelve federally chartered regional FHLB's which are regulated by the Federal Housing Finance Board. The Bank is a member and owns capital stock in FHLB Cincinnati, FHLB Atlanta and FHLB Indianapolis. The amount of capital stock the Bank must own depends on its balance of outstanding advances. It is required to acquire and hold shares in an amount at least equal to 1% of the aggregate principal amount of its unpaid single family residential real estate loans and similar obligations at the beginning of each year or 1/20th of its outstanding advances from this FHLB, whichever is greater. Advances are secured by pledges of loans, mortgage backed securities and capital stock of the FHLB. FHLB's also purchase mortgages in the secondary market through their Mortgage Purchase Program ("MPP"). The Bank has never sold loans to the MPP.

In the event of a default on an advance, the Federal Home Loan Bank Act establishes priority of the FHLB's claim over various other claims. Regulations provide that each FHLB has joint and several liability for the obligations of the other FHLBs in the system. In the event a FHLB falls below its minimum capital requirements, the FHLB may seek to require its members to purchase additional capital stock of the FHLB. If problems within the FHLB system were to occur, it could adversely affect the pricing or availability of advances, the amount and timing of dividends on capital stock issued by the FHLBs to members, or the ability of members to have their FHLB capital stock redeemed on a timely basis. Congress continues to consider various proposals which could establish a new regulatory structure for the FHLB system, as well as for other government-sponsored entities. The Bank cannot predict at this time, which, if any, of these proposals may be adopted or what effect they would have on the Bank's business.

*Federal Reserve System* – Under regulations of the FRB, the Bank is required to maintain noninterest-earning reserves against its transaction accounts (primarily NOW and regular checking accounts). The Bank is in compliance with the foregoing reserve requirements. Required reserves must be maintained in the form of vault cash, a non interest-bearing account at a FRB, or a pass-through account as defined by the FRB. The effect of this reserve requirement is to reduce the Bank's interest-earning assets. The balances maintained to meet the reserve requirements imposed by the FRB may be used to satisfy liquidity requirements imposed by the FDIC or OTS. The Bank is authorized to borrow from the FRB discount window.

**General Lending Regulations**

Pursuant to FDIC and OTS regulations, the Bank generally may extend credit as authorized under federal law without regard to state laws purporting to regulate or affect its credit activities, other than state contract and commercial laws, real property laws, homestead laws, tort laws, criminal laws and other state laws designated by the FDIC and OTS.
While the discussion set forth in this document is not exhaustive, these federal laws and regulations include but are not limited to the following:

- Community Reinvestment Act
- Home Mortgage Disclosure Act
- Equal Credit Opportunity Act
- Truth in Lending Act
- Real Estate Settlement Procedures Act
- Fair Credit Reporting Act

*Community Reinvestment Act ("CRA"*) – Under the CRA, financial institutions have a continuing and affirmative obligation to help meet the credit needs of their entire community, including low and moderate income neighborhoods, consistent with safe and sound banking practices. The CRA does not establish specific lending requirements or programs for the Bank, nor does it limit the Bank's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. In particular, the CRA assessment system focuses on three tests:

- a lending test, to evaluate the institution's record of making loans in its assessment areas;
- an investment test, to evaluate the institution's record of investing in community development projects, affordable housing and programs benefiting low or moderate income individuals and businesses in its assessment area or a broader area that includes its assessment area; and
- a service test, to evaluate the institution's delivery of services through its retail banking channels and the extent and innovativeness of its community development services.

The CRA requires all institutions to make public disclosure of their CRA ratings. In 2008, the Bank received a "Needs to improve" CRA Performance Evaluation. A copy of the public section of that CRA Performance Evaluation is available to the public upon request. See additional discussion at Footnote 23 *"Regulatory Matters"* of Part II Item 8 *"Financial Statements and Supplementary Data."*

*Home Mortgage Disclosure Act ("HMDA")* – The HMDA has grown out of public concern over credit shortages in certain urban neighborhoods. One purpose of HMDA is to provide public information that will help show whether financial institutions are serving the housing credit needs of the neighborhoods and communities in which they are located. HMDA also includes a "fair lending" aspect that requires the collection and disclosure of data about applicant and borrower characteristics, as a way of identifying possible discriminatory lending patterns and enforcing anti-discrimination statutes. The HMDA requires institutions to report data regarding applications for loans for the purchase or improvement of single family and multi-family dwellings, as well as information concerning originations and purchases of such loans. Federal bank regulators rely, in part, upon data provided under HMDA to determine whether depository institutions engage in discriminatory lending practices. The appropriate federal banking agency, or in some cases the Department of Housing and Urban Development, enforces compliance with HMDA and implements its regulations. Administrative sanctions, including civil money penalties, may be imposed by supervisory agencies for violations of the HMDA.

*Equal Credit Opportunity Act ("ECOA")* – The ECOA prohibits discrimination against an applicant in any credit transaction, whether for consumer or business purposes, on the basis of race, color, religion, national origin, sex, marital status, age (except in limited circumstances), receipt of income from public assistance programs or good faith exercise of any rights under the Consumer Credit Protection Act. Under the Fair Housing Act, it is unlawful for any lender to discriminate in its housing-related lending activities against any person because of race, color, religion, national origin, sex, handicap or familial status. Among other things, these laws prohibit a lender from denying or discouraging credit on a discriminatory basis, making excessively low appraisals of property based on racial considerations, or charging excessive rates or imposing more stringent loan terms or conditions on a discriminatory basis. In addition to private actions by aggrieved borrowers or applicants for actual and punitive damages, the U.S. Department of Justice and other regulatory agencies can take enforcement action seeking injunctive and other equitable relief or sanctions for alleged violations.

*Truth in Lending Act ("TLA")* – The TLA is designed to ensure that credit terms are disclosed in a meaningful way so that consumers may compare credit terms more readily and knowledgeably. As result of the TLA, all creditors must use the same credit terminology and expressions of rates, and disclose the annual percentage rate, the finance charge, the amount financed, the total of payments and the payment schedule for each proposed loan. Violations of the TLA may result in regulatory sanctions and in the imposition of both civil and, in the case of willful violations, criminal penalties. Under certain circumstances, the TLA also provides a consumer with a right of rescission, which if exercised within three business days would require the creditor to reimburse any amount paid by the consumer to the creditor or to a third party in connection with the loan, including finance charges, application fees, commitment fees, title search fees and appraisal fees. Consumers may also seek actual and punitive damages for violations of the TLA.

*Real Estate Settlement Procedures Act ("RESPA")* – The RESPA requires lenders to provide borrowers with disclosures regarding the nature and cost of real estate settlements. The RESPA also prohibits certain abusive practices, such as kickbacks, and places limitations on the amount of escrow accounts. Violations of the RESPA may result in imposition of penalties, including: (1) civil liability equal to three times the amount of any charge paid for the settlement services or civil liability of up to $1,000 per claimant, depending on the violation; (2) awards of court costs and attorneys' fees; and (3) fines of not more than $10,000 or imprisonment for not more than one year, or both.

*Fair Credit Reporting Act ("FACT")* – In connection with the passage of the FACT, the Bank's financial regulators have issued final rules and guidelines, effective November 1, 2008, requiring the Bank to adopt and implement a written identity theft prevention program, paying particular attention to 26 identified "red flag" events. The program must assess the validity of address change requests for card issuers and for users of consumer reports to verify the subject of a consumer report in the event of notice of an address discrepancy. The FACT gives consumers the ability to challenge the Bank with respect to credit reporting information provided by the Bank. The FACT also prohibits the Bank from using certain information it may acquire from an affiliate to solicit the consumer for marketing purposes unless the consumer has been given notice and an opportunity to opt out of such solicitation for a period of five years.

*Loans to One Borrower* – Under current limits, loans and extensions of credit outstanding at one time to a single borrower and not fully secured generally may not exceed 15% of the institution's unimpaired capital and unimpaired surplus. Loans and extensions of credit fully secured by certain readily marketable collateral may represent an additional 10% of unimpaired capital and unimpaired surplus.

*Interagency Guidance on Nontraditional Mortgage Product Risks* – In 2006, final guidance was issued to address the risks posed by residential mortgage products that allow borrowers to defer repayment of principal and sometimes interest (such as "interest-only" mortgages and "payment option" adjustable-rate mortgages). The guidance discusses the importance of ensuring that loan terms and underwriting standards are consistent with prudent lending practices, including consideration of a borrower's repayment capacity. The guidance also suggests that banks i) implement strong risk management standards, ii) maintain capital levels commensurate with the risk and iii) establish an allowance for loan and lease losses that reflects the collectability of the portfolio. The guidance urges banks to ensure that consumers have sufficient information to clearly understand loan terms and associated risks prior to making a product or payment choice.

*Loans to Insiders* – The Bank's authority to extend credit to its directors, executive officers and principal shareholders, as well as to entities controlled by such persons, is governed by the requirements of Sections 22(g) and 22(h) of the FRA and Regulation O of the Federal Reserve Board. Among other things, these provisions require that extensions of credit to insiders:

- be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with non-insiders and that do not involve more that the normal risk of repayment or present other features that are unfavorable to the Bank; and
- not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of the Bank's capital.

The regulations allow small discounts on fees on residential mortgages for directors, officers and employees. In addition, extensions for credit to insiders in excess of certain limits must be approved by the Bank's Board of Directors.

*Qualified Thrift Lender Test ("QTL")* – Federal law requires savings banks to meet the QTL, as detailed in 12 U.S.C. §1467a(m). The QTL measures the proportion of a federal savings bank institution's assets invested in loans or securities supporting residential construction and home ownership. Under the QTL, a federal savings bank is required to either qualify as a "domestic building and loan association" under the Internal Revenue Code or maintain at least 65% of its "portfolio assets" (total assets less: (i) specified liquid assets up to 20% of total assets; (ii) intangibles, including goodwill; and (iii) the value of property used to conduct business) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage backed securities) in at least nine months out of each 12-month period. Qualified thrift investments include (i) housing-related loans and investments, (ii) obligations of the FDIC, (iii) loans to purchase or construct churches, schools, nursing homes and hospitals, (iv) consumer loans, (v) shares of stock issued by any FHLB, and (vi) shares of stock issued by the FHLMC or the Federal National Mortgage Association ("FNMA"). Legislation has expanded the extent to which education loans, credit card loans and small business loans may be considered "qualified thrift investments." Portfolio assets consist of total assets minus (a) goodwill and other intangible assets, (b) the value of properties used by the savings bank to conduct its business, and (c) certain liquid assets in an amount not exceeding 20% of total assets. If Republic Bank fails to remain qualified under the QTL, it must either convert to a commercial bank charter or be subject to restrictions specified under OTS regulations. A savings bank may re-qualify under the QTL if it thereafter complies with the QTL. A savings bank also may satisfy the QTL by qualifying as a "domestic building and loan association" as defined in the Internal Revenue Code. At December 31, 2009, Republic Bank met the QTL requirements.

**Capital Adequacy Requirements**

*Capital Guidelines* – The FRB, FDIC and OTS have substantially similar risk based and leverage ratio guidelines for banking organizations, which are intended to ensure that banking organizations have adequate capital related to the risk levels of assets and off balance sheet instruments. Under the risk based guidelines, specific categories of assets are assigned different risk weights based generally on the perceived credit risk of the asset. These risk weights are multiplied by corresponding asset balances to determine a risk weighted asset base. The guidelines require a minimum total risk based capital ratio of 8.0%, of which at least 4.0% is required to consist of Tier I capital elements (generally, common shareholders' equity, minority interests in the equity accounts of consolidated subsidiaries, non cumulative perpetual preferred stock, less goodwill and certain other intangible assets). Total capital is the sum of Tier I and Tier II capital. Tier II capital generally may consist of limited amounts of subordinated debt, qualifying hybrid capital instruments, other preferred stock, loan loss reserves and unrealized gains on certain equity investment securities. As of December 31, 2009, the Company's ratio of Tier I capital to total risk weighted assets was 17.25% and its ratio of total risk based capital to total risk weighted assets was 18.37%. As of December 31, 2009, RB&T's ratio of Tier I capital to total risk weighted assets was 14.07% and its ratio of total risk based capital to total risk weighted assets was 16.42%. Republic Bank's ratio of Tier I capital to total risk weighted assets was 29.70% and its ratio of total risk based capital to total risk weighted assets was 30.94% at December 31, 2009.

In addition to the risk based capital guidelines, the FRB utilizes a leverage ratio as a tool to evaluate the capital adequacy of bank holding companies. The leverage ratio is a company's Tier I capital divided by its average total consolidated assets (less goodwill and certain other intangible assets). Certain highly rated bank holding companies may maintain a minimum leverage ratio of 3.0%, but other bank holding companies may be required to maintain a leverage ratio of up to 200 basis points above the regulatory minimum. As of December 31, 2009, the Company's leverage ratio was 10.52%. The FDIC's leverage guidelines require state banks to maintain Tier I capital of no less than 5% of average total assets, except in the case of certain highly rated banks for which the requirement is 3% of average total assets. As of December 31, 2009, RB&T and Republic Bank's leverage ratios were 8.55% and 16.07%, respectively.

The federal banking agencies' risk based and leverage ratios represent minimum supervisory ratios generally applicable to banking organizations that meet certain specified criteria, assuming that they have the highest regulatory capital rating. Banking organizations not meeting these criteria are required to operate with capital positions above the minimum ratios. FRB guidelines also provide that banking organizations experiencing internal growth or making acquisitions may be expected to maintain strong capital positions above the minimum supervisory levels, without significant reliance on intangible assets. The FDIC and the OTS may establish higher minimum capital adequacy requirements if, for example, a bank or savings bank has previously warranted special regulatory attention, rapid growth presents supervisory concerns, or, among other factors, has a high susceptibility to interest rate and other types of risk. The Bank is not subject to any such individual minimum regulatory capital requirement.

*Corrective Measures for Capital Deficiencies* – The banking regulators are required to take "prompt corrective action" with respect to capital deficient institutions. Agency regulations define, for each capital category, the levels at which institutions are well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Under these regulations, a well-capitalized bank has a total risk based capital ratio of 10% or higher; a Tier I risk based capital ratio of 6% or higher; a leverage ratio of 5% or higher; and is not subject to any written agreement, order or directive requiring it to maintain a specific capital level for any capital measure. An adequately capitalized bank has a total risk-based capital ratio of 8% or higher; a Tier I risk-based capital ratio of 4% or higher; a leverage ratio of 4% or higher (3% or higher if the bank was rated a CAMEL 1 in its most recent examination report and is not experiencing significant growth); and does not meet the criteria for a well-capitalized bank. A bank is undercapitalized if it fails to meet any one of the ratios required to be adequately capitalized.

Undercapitalized institutions are required to submit a capital restoration plan, which must be guaranteed by the holding company of the institution. In addition, agency regulations contain broad restrictions on certain activities of undercapitalized institutions including asset growth, acquisitions, branch establishment, and expansion into new lines of business. With certain exceptions, an insured depository institution is prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons if the institution would be undercapitalized after any such distribution or payment. A bank's capital classification will also affect its ability to accept brokered deposits. Under banking regulations, a bank may not lawfully accept, roll over or renew brokered deposits, unless it is either well-capitalized or it is adequately capitalized and receives a waiver from the regulator.

If a banking institution's capital decreases below acceptable levels, banking regulatory enforcement powers become more enhanced. A significantly undercapitalized institution is subject to mandated capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management and other restrictions. Banking regulators have limited discretion in dealing with a critically undercapitalized institution and are normally required to appoint a receiver or conservator. Banks with risk based capital and leverage ratios below the required minimums may also be subject to certain administrative actions, including the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing in the event the institution has no tangible capital.

In addition, a bank holding company that elects to be treated as a FHC may face significant consequences if its bank subsidiaries fail to maintain the required capital and management ratings, including entering into an agreement with the FRB which imposes limitations on its operations and may even require divestitures. Such possible ramifications may limit the ability of a bank subsidiary to significantly expand or acquire less than well-capitalized and well-managed institutions. More specifically, the FRB's regulations require a FHC to notify the FRB within 15 days of becoming aware that any depository institution controlled by the company has ceased to be well-capitalized or well-managed. If the FRB determines that a FHC controls a depository institution that is not well-capitalized or well-managed, the FRB will notify the FHC that it is not in compliance with applicable requirements and may require the FHC to enter into an agreement acceptable to the FRB to correct any deficiencies. Until such deficiencies are corrected, the FRB may impose any limitations or conditions on the conduct or activities of the FHC and its affiliates that the FRB determines are appropriate, and the FHC may not commence any additional activity or acquire control of any company under Section 4(k) of the BHC Act without prior FRB approval. Unless the period of time for compliance is extended by the FRB, if a FHC fails to correct deficiencies in maintaining its qualification for FHC status within 180 days of entering into an agreement with the FRB, the FRB may order divestiture of any depository institution controlled by the company. A company may comply with a divestiture order by ceasing to engage in any financial or other activity that would not be permissible for a bank holding company that has not elected to be treated as a FHC.

Under the Federal Deposit Insurance Corporation Improvement Act ("FDICIA"), each federal banking agency has prescribed, by regulation, non-capital safety and soundness standards for institutions under its authority. These standards cover internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, such other operational and managerial standards as the agency determines to be appropriate, and standards for asset quality, earnings and stock valuation. An institution which fails to meet these standards must develop a plan acceptable to the agency, specifying the steps that the institution will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions.

*New Capital Requirements* – In 2004, the Basel Committee on Banking Supervision published a new capital accord ("Basel II"). Basel II provides two approaches for setting capital standards for credit risk – an internal ratings-based approach tailored to individual institutions' circumstances and a standardized approach that bases risk weightings on external credit assessments to a much greater extent than permitted in existing risk-based capital guidelines. Basel II also would set capital requirements for operational risk and refine the existing capital requirements for market risk exposures.

The U.S. banking and thrift agencies are developing proposed revisions to their existing capital adequacy regulations and standards based on Basel II. A definitive final rule for implementing the advanced approaches of Basel II in the U.S., which applies only to certain large or internationally active banking organizations, or "core banks" – defined as those with consolidated total assets of $250 billion or more or consolidated on-balance sheet foreign exposures of $10 billion or more, became effective as of April 1, 2008. Other U.S. banking organizations may elect to adopt the requirements of this rule (if they meet applicable qualification requirements), but they are not required to apply them. The rule also allows a banking organization's primary Federal supervisor to determine that the application of the rule would not be appropriate in light of the bank's asset size, level of complexity, risk profile, or scope of operations. The Company is not required to comply with the advanced approaches of Basel II.

In July 2008, the agencies issued a proposed rule that would give banking organizations that do not use the advanced approaches the option to implement a new risk-based capital framework. This framework would adopt the standardized approach of Basel II for credit risk, the basic indicator approach of Basel II for operation risk, and related disclosure requirements. While this proposed rule generally parallels the relevant approaches under Basel II, it diverges where U.S markets have unique characteristics and risk profiles, most notably with respect to risk weighting residential mortgage exposures. Comments on the proposed rule were due to the agencies by October 27, 2008, but a definitive final rule has not been issued.

On September 3, 2009, the U.S. Treasury Department issued a policy statement (the "Treasury Policy Statement") entitled "Principles for Reforming the U.S. and International Regulatory Capital Framework for Banking Firms." The Treasury Policy Statement was developed in consultation with the U.S. bank regulatory agencies and contemplates changes to the existing regulatory capital regime that would involve substantial revisions to the existing Basel capital frameworks and affect all regulated banking organizations. The Treasury Policy Statement suggested that changes to the regulatory capital framework be phased in over a period of several years. The recommended schedule provides for a comprehensive international agreement by December 31, 2010, with the implementation of reforms by December 31, 2012, although it does remain possible that U.S. bank regulatory agencies could officially adopt, or informally implement, new capital standards at an earlier date.

*Regulatory Reform* - In June 2009, the U.S. President's administration proposed a wide range of regulatory reforms that, if enacted, may have significant effects on the financial services industry in the U.S.. Significant aspects of the administration's proposals that may affect the Company included, among other things, proposals: (i) to reassess and increase capital requirements for banks and bank holding companies and examine the types of instruments that qualify as regulatory capital; (ii) to combine the OCC and the Office of Thrift Supervision into a National Bank Supervisor with a unified federal bank charter; (iii) to expand the current eligibility requirements for financial holding companies so that the financial holding company must be "well capitalized" and "well managed" on a consolidated basis; (iv) to create a federal consumer financial protection agency to be the primary federal consumer protection supervisor with broad examination, supervision and enforcement authority with respect to consumer financial products and services; (v) to further limit the ability of banks to engage transactions with affiliates; and (vi) to subject all "over-the-counter" derivatives markets to comprehensive regulation.

The U.S. Congress, state lawmaking bodies and federal and state regulatory agencies continue to consider a number of wide-ranging and comprehensive proposals for altering the structure, regulation and competitive relationships of the nation's financial institutions, including rules and regulations related to the administration's proposals. Separate comprehensive financial reform bills intended to address the proposals set forth by the administration were introduced in both houses of Congress in the second half of 2009 and remain under review by both the U.S. House of Representatives and the U.S. Senate.

In addition, both the U.S. Treasury Department and the Basel Committee have issued policy statements regarding proposed significant changes to the regulatory capital framework applicable to banking organizations as discussed above. The Company cannot predict whether or in what form further legislation or regulations may be adopted or the extent to which the Company may be affected thereby.

*Incentive Compensation* – On October 22, 2009, the Federal Reserve issued a comprehensive proposal on incentive compensation policies (the "Incentive Compensation Proposal") intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. The Incentive Compensation Proposal, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon the key principles that a banking organization's incentive compensation arrangements should (i) provide incentives that do not encourage risk-taking beyond the organization's ability to effectively identify and manage risks, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the organization's board of directors. Banking organizations are instructed to begin an immediate review of their incentive compensation policies to ensure that they do not encourage excessive risk-taking and implement corrective programs as needed. Where there are deficiencies in the incentive compensation arrangements, they must be immediately addressed.

The Federal Reserve will review, as part of the regular, risk-focused examination process, the incentive compensation arrangements of banking organizations, such as the Company, that are not "large, complex banking organizations." These reviews will be tailored to each organization based on the scope and complexity of the organization's activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination. Deficiencies will be incorporated into the organization's supervisory ratings, which can affect the organization's ability to make acquisitions and take other actions. Enforcement actions may be taken against a banking organization if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the organization's safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies.

In addition, on January 12, 2010, the FDIC announced that it would seek public comment on whether banks with compensation plans that encourage risky behavior should be charged at higher deposit assessment rates than such banks would otherwise be charged.

The scope and content of the U.S. banking regulators' policies on executive compensation are continuing to develop and are likely to continue evolving in the near future. It cannot be determined at this time whether compliance with such policies will adversely affect the Company's ability to hire, retain and motivate its key employees.

**Other Legislative Initiatives**

The U.S. Congress and state legislative bodies continually consider proposals for altering the structure, regulation and competitive relationships of financial institutions. It cannot be predicted whether, or in what form, any of these potential proposals or regulatory initiatives will be adopted, the impact the proposals will have on the financial institutions industry or the extent to which the business or financial condition and operations of the Company and its subsidiaries may be affected.

**Statistical Disclosures**

The statistical disclosures required by Part I Item 1 "*Business*" are located under Part II Item 7 *"Management's Discussion and Analysis of Financial Condition and Results of Operations."*

**Item 1A. Risk Factors.**

**FACTORS THAT MAY AFFECT FUTURE RESULTS**

There are factors, many beyond the Company's control, which may significantly change the results or expectations of the Company. Some of these factors are described below in the sections titled *"Company Factors"* and *"Industry Factors,"* however, many are described in the other sections of this Annual Report on Form 10-K.

**Company Factors**

*The Company's accounting policies and estimates are critical components of the Company's presentation of its financial statements. Management must exercise judgment in selecting and adopting various accounting policies and in applying estimates. Actual outcomes may be materially different than amounts previously estimated.* Management has identified several accounting policies and estimates as being critical to the presentation of the Company's financial statements. These policies are described under Part II Item 7 *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* under the section titled *"Critical Accounting Policies and Estimates"* and relate to the following:

- Banking segment allowance for loan losses
- Mortgage servicing rights
- Income tax accounting
- Goodwill and other intangible assets
- Impairment of investment securities
- TRS provision for loan losses
- TRS rebate accruals

*The Company's lines of business and products not typically associated with Traditional Banking expose the Company's earnings to additional risks and uncertainties.* In addition to Traditional Banking and Mortgage Banking products, the Company provides Refund Anticipation Loans ("RALs"). The following details specific risk factors related to these lines of business:

- *RALs represent a significant business risk, and if the Company terminated the business, it would materially impact the earnings of the Company.* Tax Refund Solutions ("TRS") offers bank products to facilitate the payment of tax refunds for customers that electronically file their tax returns. The Company is one of only a few financial institutions in the U.S. that provides this service to taxpayers. Under this program, the taxpayer may receive a RAL or an Electronic Refund Check or Electronic Refund Deposit ("ERC/ERD"). In return, the Company charges a fee for the service.

  During the year ended December 31, 2009, net income from the Company's TRS business operating segment accounted for approximately 47% of the Company's total net income. Various governmental and consumer groups have, from time to time, questioned the fairness of the RAL program and have accused this industry of charging excessive/usurious rates of interest, via the fee, and engaging in predatory lending practices.

  On December 31, 2009 the Company announced that it has plans to meet with the FDIC, at the FDIC's request, in February to discuss the future viability of the RAL business at RB&T. This meeting was originally scheduled to occur by the end of February 2010, however, at the FDIC's request the meeting date was postponed to March 2010. If the FDIC demands RB&T to exit the RAL business, and RB&T is unable to continue this business line, it would have a material adverse effect on the Company's net income in the future.

  Consumer groups have also claimed that customers are not adequately advised that a RAL is a loan product and that alternative, less expensive means of obtaining tax refund proceeds may be available. Actions of these groups and others could result in regulatory, governmental or legislative action or material litigation against the Company.

  Exiting this line of business, either voluntarily or involuntarily, would significantly reduce the Company's earnings.

- *The TRS business operating segment represents a significant operational risk, and if the Company were unable to properly service the business, or grow the business, it could materially impact the earnings of the Company.* Continued growth in this business operating segment requires continued increases in technology and employees to service the new business. In order to process the new business, the Company must implement and test new systems, as well as train new employees. Significant operational problems could cause the Company to incur higher than normal credit losses. Significant operational problems could also cause a material portion of the Company's tax-preparer base to switch to a competitor bank to process their bank product transactions, significantly reducing the Company's projected revenue without a corresponding decrease in expenses.

- *RALs represent a significant compliance and regulatory risk, and if the Company fails to comply with all statutory and regulatory requirements, it could have a material negative impact on the Company's earnings.* Federal and state laws and regulations govern numerous matters relating to the offering of RALs. Failure to comply with disclosure requirements such as Regulation B, Fair Lending and Regulation Z, Truth in Lending, or with laws relating to the permissibility of interest rates and fees charged could have a material negative impact on the Company's earnings. In addition, failure to comply with applicable laws and regulations could also expose the Company to additional litigation risk and civil monetary penalties.

- *RALs represent a significant liquidity, or funding, risk. Significantly overestimating or underestimating the Company's liquidity or funding needs for the upcoming tax season could have a material negative impact on the Company's overall earnings. Funding for RAL liquidity requirements may also cost more than the Company's current estimates and/or historical experience.* The Company's liquidity risk increases significantly during the first quarter of each year due to the RAL program. The Company has committed to its electronic filer and tax-preparer base that it will make RALs available to their customers under the terms of its contracts with them. This requires the Company to estimate liquidity, or funding needs for the RAL program, well in advance of the tax season. If management materially overestimates the need for funding during the tax season, a significant expense could be incurred without an offsetting revenue stream. If management materially underestimates its funding needs during the tax season, the Company could experience a significant shortfall of capital needed to fund RALs and could potentially be required to stop or reduce its RAL originations. During the fourth quarter of 2009, the Company accumulated brokered deposits totaling $921 million with a weighted average rate of 0.51% in preparation for the first quarter 2010 tax season.

- *RALs represent a significant credit risk, and if the Company is unable to collect a significant portion of its RALs it would materially, negatively impact the earnings of the Company.* There is credit risk associated with a RAL because the funds are disbursed to the customer prior to the Company receiving the customer's refund from the IRS. The Company collects substantially all of its payments related to RALs from the IRS. Losses generally occur on RALs when the Company does not receive payment from the IRS due to a number of reasons, including errors in the tax return, tax return fraud and tax debts not previously disclosed to the Company during its underwriting process. The provision for loan losses is the TRS segment's most influential component to its overall earnings.

  Historically at TRS, net credit losses related to RALs within a given calendar year have ranged from a low of 0.04% to a high of 1.17% of total RALs originated (including retained and securitized RALs). During 2009, the Company incurred $18.1 million in net credit losses associated with RALs retained on balance sheet by the Company. Gross losses as a percent of total RALs originated during 2009 were 0.93%.

- *A significant portion of the Company's RAL, ERC and ERD volume and revenue is derived from two third party relationships. Losing either of these relationships without replacing their volume or a significant unplanned reduction in demand for their tax services, would materially, negatively impact the Company's operations.* Approximately 23% of the Company's 2009 TRS revenue is derived from JH with another 5% from Liberty. In December 2009, the Company signed three year agreements with each of these tax service providers. As part of these new agreements, the Company's percentage of expected future TRS revenue from these two relationships is projected to be significantly higher. Under certain specific circumstances, however, each provider could exit their contract with the Company. In addition, the tax preparation industry is highly competitive and the potential exists that these firms could lose clients to competitors which do not offer TRS products. A loss of business by Republic under either of these circumstances would have a material adverse effect on the Company's earnings.

*RB&T is subject to a Cease and Desist Order (the "Order") from the FDIC. The failure to comply with this Order could result in significant penalties and/or additional sanctions.* The FDIC issued an Order dated February 27, 2009 to RB&T, which cites insufficient oversight of RB&T's consumer compliance programs, most notably in RB&T's RAL program. The Order requires increased compliance oversight of the RAL program by RB&T's management and board of directors that is subject to review and approval by the FDIC. Under the Order, RB&T must increase its training and audits of its electronic refund originator ("ERO") partners, who make RB&T's tax products available to taxpayers across the nation. In addition, various components of the Order require RB&T to meet certain implementation, completion and reporting timelines, including the establishment of a compliance management system to appropriately assess, measure, monitor and control third party risk and ensure compliance with consumer laws.

If the FDIC determines that RB&T is not in compliance with the Order, it has the authority to issue more restrictive enforcement actions. These enforcement actions could include significant penalties and/or requirements regarding the tax business which could significantly, negatively impact this segment's profitability. *See Exhibit 10.62 under Part IV of the Company's December 31, 2008 Annual Report on Form 10-K for additional information regarding the Order.*

*Further deterioration in the quality of the Company portfolio may result in additional charge-offs which will adversely impact the Company's operating results.* During the last two years, the Company suffered from a deterioration in the quality of its loan portfolio. Traditional banking net charge-offs to average loans outstanding was 0.34% at December 31, 2009 as compared to 0.26% at December 31, 2008 and 0.10% at December 31, 2007. Non-performing loans to total loans outstanding were 1.90% at December 31, 2009 as compared to 0.58% at December 31, 2008 and 0.40% at December 31, 2007. Delinquent loans to total loans outstanding were 1.98% at December 31, 2009 as compared to 1.07% at December 31, 2008 and 0.69% at December 31, 2007. Despite the various measures implemented by Republic to address the current economic situation, there may be further deterioration in the Company's loan portfolio which will require additional charge-offs. Additional charge-offs will adversely affect the Company's operating results and financial condition.

*The Company owns five investment securities which the Company believes have an elevated level of credit risk and are extremely illiquid.* Nationally, residential real estate values have declined significantly since 2007. These declines in value, coupled with the reduced ability of certain homeowners to refinance or repay their residential real estate obligations, have led to elevated delinquencies and losses in residential real estate loans. Many of these loans have previously been securitized and sold to investors as private label mortgage backed and other private label mortgage-related securities. The Company owned and continues to own five private label mortgage backed and other private label mortgage-related securities with a gross amortized cost of $8.1 million at December 31, 2009. These securities are not guaranteed by government agencies. Approximately $2.2 million of these securities are mostly backed by "Alternative A" first lien mortgage loans. The remaining $5.9 million represents an asset backed security with an insurance "wrap" or guarantee. The average life of these securities is currently estimated to be approximately two years. Due to current market conditions, all of these assets are extremely illiquid, and as such, the Company determined that these securities are Level 3 securities in accordance with FASB ASC topic 820, *"Fair Value Measurements and Disclosures."* Based on this determination, the Company utilized an income valuation model (present value model) approach, in determining the fair value of these securities. This approach is beneficial for positions that are not traded in active markets or are subject to transfer restrictions, and/or where valuations are adjusted to reflect illiquidity and/or non-transferability. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used. Management's best estimate consists of both internal and external support for these investments.

During 2009, the Company recorded total non cash other-than-temporary impairment charges of $5.8 million related to its private label mortgage backed securities and other private label mortgage-related securities. In determining these securities were other-than-temporarily impaired, the Company analyzed its ability to collect future principal and interest payments from the security in accordance with its original terms. The Company recorded additional impairment charges, as the Company's model indicated further credit deterioration of the underlying loans. In other words, the Company modeled future anticipated cash flows, projecting a shortfall, or loss of contractual principal and interest.

Further deterioration in economic conditions and/or new or additional downgrades from applicable rating agencies could cause the Company to record additional impairment charges up to $8.1 million in the future. *See additional discussion regarding these impairment charges under Footnote 2 "Investment Securities" of Part II Item 8 "Financial Statements and Supplementary Data."*

*Fluctuations in interest rates could reduce profitability.* The Company's primary source of income is from the difference between interest earned on loans and investments and the interest paid on deposits and borrowings. The Company expects to periodically experience "gaps" in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to the Company's position, earnings may be negatively affected.

Many factors affect the fluctuation of market interest rates, including, but not limited to the following:

- Inflation,
- Recession,
- A rise in unemployment,
- Tightening money supply,
- International disorder and instability in domestic and foreign financial markets,
- FRB rate changes, and
- Competition.

The Company's asset-liability management strategy, which is designed to mitigate risk from changes in market interest rates, may not be able to prevent changes in interest rates from having a material adverse effect on results of operations and financial condition. Overall, interest rates generally have decreased in fiscal years 2009 and 2008. When interest rates begin to rise again, the Company's interest income could rise at a slower pace than the Company's interest expense and the fair value of the Company's assets could fluctuate at a faster pace than the increase in the fair value of interest-bearing liabilities. These circumstances would cause a decline in the Company's net interest income and a reduction in the economic value of the Company's shareholders' equity.

*Mortgage Banking activities could be adversely impacted by increasing long-term interest rates.* The Company is unable to predict changes in market interest rates. Changes in interest rates can impact the gain on sale of loans, loan origination fees and loan servicing fees, which account for a significant portion of Mortgage Banking income. A decline in interest rates generally results in higher demand for mortgage products, while an increase in rates generally results in reduced demand. Generally, if demand increases, Mortgage Banking income will be positively impacted by more gains on sale; however, the valuation of existing mortgage servicing rights will decrease and may result in a significant impairment. Moreover, a decline in demand for Mortgage Banking products could also adversely impact other programs/products such as home equity lending, title insurance commissions and service charges on deposit accounts. *See additional discussion about this product under Part II Item 8 "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Footnote 6 "Mortgage Banking Activities" and Footnote 22 "Segment Information" of Part II Item 8 "Financial Statements and Supplementary Data."*

*The Company's stock generally has a low average daily trading volume, which limits a stockholder's ability to quickly accumulate or quickly sell large numbers of shares of Republic's stock without causing wide price fluctuations.* Republic's stock price can fluctuate widely in response to a variety of factors, such as actual or anticipated variations in the Company's operating results, recommendations by securities analysts, operating and stock price performance of other companies, news reports, results of litigation, regulatory actions or changes in government regulations, among other factors. A low average daily stock trading volume can lead to significant price swings even when a relatively small number of shares are being traded.

*The market price for the Company's common stock may be volatile.* The market price of the Company's common stock could fluctuate substantially in the future in response to a number of factors, including those discussed below. The market price of the Company's common stock has in the past fluctuated significantly and is likely to continue to fluctuate significantly. Some of the factors that may cause the price of our common stock to fluctuate include:

- Variations in the Company's and its competitors' operating results;
- Changes in securities analysts' estimates of the Company's future performance and the future performance of our competitors;
- Announcements by the Company or its competitors of mergers, acquisitions and strategic partnerships;
- Additions or departure of key personnel;
- The announced exiting of or significant reductions in material lines of business within the Company;
- Changes or proposed changes in banking laws or regulations or enforcement of these laws and regulations
- Events affecting other companies that the market deems comparable to the Company;
- Developments relating to regulatory examinations
- General conditions in the financial markets and real estate markets;
- General conditions in the U.S.;
- The presence or absence of short selling of our common stock; and
- Future sales of our common stock or debt securities.

*An investment in the Company's Common Stock is not an insured deposit.* The Company's common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in the Company's common stock is inherently risky for the reasons described in this section and elsewhere in this report and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire the Company's common stock, you could lose some or all of your investment.

*The Company's insiders hold voting rights that give them significant control over matters requiring stockholder approval.* The Company's Chairman, President, and Vice Chairman hold substantial amounts of the Company's Class A Common Stock and Class B Common Stock. Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes. This group generally votes together on matters presented to stockholders for approval. Consequently, other stockholders' ability to influence Company actions through their vote may be limited and the non-insider stockholders may not have sufficient voting power to approve a change in control even if a significant premium is being offered for their shares. The Company cannot assure you that the majority stockholders will vote their shares in accordance with minority stockholder interests.

*The Company may need additional capital resources in the future and these capital resources may not be available when needed or at all.* The Company may need to incur additional debt or equity financing in the future for growth, investment or strategic acquisitions. The Company cannot assure you that such financing will be available on acceptable terms or at all. If the Company is unable to obtain additional financing, it may not be able to grow or make strategic acquisitions or investments.

*The Company's funding sources may prove insufficient to replace deposits and support future growth.* The Company relies on customer deposits, brokered deposits and advances from the FHLB to fund operations. Although the Company has historically been able to replace maturing deposits and advances if desired, no assurance can be given that the Company would be able to replace such funds in the future if the Company's financial condition or the financial condition of the FHLB or general market conditions were to change. The Company's financial flexibility will be severely constrained if it is unable to maintain its access to funding or if adequate financing is not available to accommodate future growth at acceptable interest rates. Finally, if the Company is required to rely more heavily on more expensive funding sources to support future growth, revenues may not increase proportionately to cover costs. In this case, profitability would be adversely affected.

Although the Company considers such sources of funds adequate for its liquidity needs, the Company may seek additional debt in the future to achieve long-term business objectives. There can be no assurance additional borrowings, if sought, would be available to the Company or, if available, would be on favorable terms. If additional financing sources are unavailable or are not available on reasonable terms, growth and future prospects could be adversely affected.

*Negative public opinion could damage the Company's reputation and adversely affect earnings.* Reputational risk is the risk to Company operations from negative public opinion. Negative public opinion can result from the actual or perceived manner in which the Company conducts its business activities, including sales practices, practices used in origination and servicing operations, the management of actual or potential conflicts of interest and ethical issues, and the Company's protection of confidential customer information. Negative public opinion can adversely affect the Company's ability to keep and attract customers and can expose the Company to litigation.

*The Company is dependent upon the services of its management team and qualified personnel.* The Company is dependent upon the ability and experience of a number of its key management personnel who have substantial experience with Company operations, the financial services industry and the markets in which the Company offers services. It is possible that the loss of the services of one or more of its senior executives or key managers would have an adverse effect on operations, moreover, the Company depends on its account executives and loan officers to attract bank customers by, among other things, developing relationships with commercial and consumer clients, mortgage companies, real estate agents, brokers and others. The Company believes that these relationships lead to repeat and referral business. The market for skilled account executives and loan officers is highly competitive and historically has experienced a high rate of turnover. In addition, if a manager leaves the Company, other members of the manager's team may follow. Competition for qualified account executives and loan officers may lead to increased hiring and retention costs. The Company's success also depends on its ability to continue to attract, manage and retain other qualified personnel as the Company grows. The Company cannot assure you that it will continue to attract or retain such personnel.

*The Company's information systems may experience an interruption or breach in security that could impact the Company's operational capabilities.* The Company relies heavily on communications and information systems to conduct its business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in customer relationship management, general ledger, deposit, loan and other systems. While the Company has policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrences of any failures, interruptions or security breaches of the Company's information systems could damage the Company's reputation, result in a loss of customer business, subject the Company to additional regulatory scrutiny, or expose the Company to civil litigation and possible financial liability, any of which could have a material adverse effect on the Company's financial condition and results of operations.

*The Company relies heavily on the proper functioning of its technology.* The Company relies on its computer systems and outside servicers providing technology for much of its business. If computer systems or outside technology sources fail, are not reliable, or suffer a breach of security, the Company's ability to maintain accurate financial records may be impaired, which could materially affect operations and financial condition.

*The Company may be subject to examinations by taxing authorities which could adversely affect results of operations.* In the normal course of business, the Company may be subject to examinations from federal and state taxing authorities regarding the amount of taxes due in connection with investments it has made and the businesses in which the Company is engaged. Recently, federal and state taxing authorities have become increasingly aggressive in challenging tax positions taken by financial institutions. The challenges made by taxing authorities may result in adjustments to the timing or amount of taxable income or deductions or the allocation of income among tax jurisdictions. If any such challenges are made and are not resolved in the Company's favor, they could have an adverse effect on the Company's financial condition and results of operations.

*If the Company does not maintain strong internal controls and procedures, it may impact profitability.* Management diligently reviews and updates its internal controls, disclosure controls and procedures, and corporate governance policies and procedures. This system is designed to provide reasonable, not absolute, assurances that the internal controls comply with appropriate regulatory guidance. Any undetected circumvention of these controls could have a material adverse impact on the Company's financial condition and results of operations.

**Industry Factors**

*The Company's "Overdraft Honor" program represents a significant business risk, and if the Company terminated the program it would materially impact the earnings of the Company. There can be no assurance that Congress, the Company's regulators, or others, will not impose additional limitations on this program or prohibit the Company from offering the program.* The Company's "Overdraft Honor" program permits eligible customers to overdraft their checking accounts up to a predetermined dollar amount for the Bank's customary overdraft fee(s). Generally, to be eligible for the Overdraft Honor program, customers must qualify for one of the Company's traditional checking products when the account is opened and remain in that product for 30 days; have deposits of at least $600; and have had no overdrafts or returned deposited items. Once the eligibility requirements have been met, the client is eligible to participate in the Overdraft Honor program. If an overdraft occurs, the Company may pay the overdraft, at its discretion, up to $600 (an account in good standing after two years is eligible for up to $1,000). Under regulatory guidelines, customers utilizing the Overdraft Honor program may remain in overdraft status for no more than 45 days. Generally, an account that is overdrawn for 60 consecutive days is closed and the balance is charged off.

Overdraft balances from deposit accounts, including those overdraft balances resulting from the Company's Overdraft Honor program, are recorded as a component of loans on the Company's balance sheet.

The Company assesses two types of fees related to overdrawn accounts, a fixed per item fee and a fixed daily charge for being in overdraft status. The per item fee for this service is not considered an extension of credit, but rather is considered a fee for paying checks when sufficient funds are not otherwise available. As such, it is classified on the income statement in "service charges on deposits" as a component of non interest income along with per item fees assessed to customers not in the Overdraft Honor program. A substantial majority of the per item fees in service charges on deposits relates to customers in the Overdraft Honor program. The daily fee assessed to the client for being in overdraft status is considered a loan fee and is thus included in interest income under the line item "loans, including fees."

In November 2009, the FRB announced its amendment of Regulation E, which implements the Electronic Funds Transfer Act ("EFTA"). The EFTA prohibits financial institutions from charging consumers fees for paying overdrafts on automated teller machine and one-time debit card transactions, unless a consumer affirmatively consents, or opts in, to the overdraft service for those types of transactions. Before opting in, the consumer must be provided a notice that explains the financial institution's overdraft services, including the fees associated with the service, and the consumer's choices. The final rules, along with a model opt-in notice, are issued under Regulation E, which implements the EFTA. The final rules require institutions to provide consumers who do not opt in with the same account terms, conditions, and features (including pricing) that they provide to consumers who do opt in. For consumers who do not opt in, the institution would be prohibited from charging overdraft fees for any overdrafts it pays on ATM and one-time debit card transactions.

The Company earns a substantial majority of its fee income related to this program from the per item fee it assesses its customers for each insufficient funds check or electronic debit presented for payment. In addition, the Company estimates that it earns more than 60% of its fees on the electronic debits presented for payment. Both the per item fee and the daily fee assessed to the account resulting from its overdraft status, if computed as a percentage of the amount overdrawn, results in a high rate of interest when annualized and are thus considered excessive by some consumer groups. The total net per item fees included in service charges on deposits for the year ended December 31, 2009 and 2008 were $12.3 million and $13.6 million. The total net daily overdraft charges included in interest income for the year ended December 31, 2009 and 2008 were $2.3 million and $2.6 million. Additional limitations or elimination, or adverse modifications to this program, either voluntary or involuntary, would significantly reduce Company earnings.

*The Company is significantly impacted by the regulatory, fiscal and monetary policies of federal and state governments which could negatively impact the Company's liquidity position and earnings. These policies can materially affect the value of the Company's financial instruments and can also adversely affect the Company's customers and their ability to repay their outstanding loans. Also, failure to comply with laws, regulations or policies, or adverse examination findings, could result in significant penalties, negatively impact operations, or result in other sanctions against the Company.*

The Board of Governors of the FRB regulates the supply of money and credit in the U.S. Its policies determine, in large part, the Company's cost of funds for lending and investing and the return the Company earns on these loans and investments, all of which impact net interest margin.

The Company and the Bank are heavily regulated at both the federal and state levels and are subject to various routine and non-routine examinations by federal and state regulators. This regulatory oversight is primarily intended to protect depositors, the Deposit Insurance Fund and the banking system as a whole, not the stockholders of the Company. Changes in policies, regulations and statutes, or the interpretation thereof, could significantly impact the product offerings of Republic causing the Company to terminate or modify its product offerings in a manner that could materially adversely affect the earnings of the Company.

Federal and state laws and regulations govern numerous matters including changes in the ownership or control of banks and bank holding companies, maintenance of adequate capital and the financial condition of a financial institution, permissible types, amounts and terms of extensions of credit and investments, permissible non-banking activities, the level of reserves against deposits and restrictions on dividend payments. Various federal and state regulatory agencies possess cease and desist powers, and other authority to prevent or remedy unsafe or unsound practices or violations of law by banks subject to their regulations. The FRB possesses similar powers with respect to bank holding companies. These, and other restrictions, can limit in varying degrees, the manner in which Republic conducts its business.

*Republic is subject to regulatory capital adequacy guidelines, and if the Company fails to meet these guidelines the Company's financial condition may be adversely affected.* Under regulatory capital adequacy guidelines, and other regulatory requirements, Republic and the Bank must meet guidelines that include quantitative measures of assets, liabilities and certain off balance sheet items, subject to qualitative judgments by regulators regarding components, risk weightings and other factors. If Republic fails to meet these minimum capital guidelines and other regulatory requirements, Republic's financial condition will be materially and adversely affected. If Republic's fails to maintain well-capitalized status under its regulatory framework, or deemed not well-managed under regulatory exam procedures, or if it should experience certain regulatory violations, Republic's status as a Financial Holding Company and its related eligibility for a streamlined review process for acquisition proposals, and its ability to offer certain financial products could be compromised.

*The Company's financial condition and earnings could be negatively impacted to the extent the Company relies on information that is false, misleading or inaccurate.* The Company relies on the accuracy and completeness of information provided by vendors, customers and other parties. In deciding whether to extend credit, including RALs, or enter into transactions with other parties, the Company relies on information furnished by, or on behalf of, customers or entities related to those customers or other parties.

*Defaults in the repayment of loans may negatively impact the Company.* When borrowers default on obligations of one or more of their loans, it may result in lost principal and interest income and increased operating expenses, as a result of the increased allocation of management time and resources to the subsequent collection efforts. In certain situations where collection efforts are unsuccessful or acceptable "work out" arrangements cannot be reached or performed, the Company may have to charge off loans, either in part or in whole.

*Prepayment of loans may negatively impact Republic's business.* The Company's customers may prepay the principal amount of their outstanding loans at any time. The speeds at which such prepayments occur, as well as the size of such prepayments, are within the Company's customers' discretion. If customers prepay the principal amount of their loans, and the Company is unable to lend those funds to other customers or invest the funds at the same or higher interest rates, Republic's interest income will be reduced. A significant reduction in interest income would have a negative impact on Republic's results of operations and financial condition.

*Difficult national and local market conditions have adversely affected the financial services industry.* Declines in the housing market over the past few years, falling home prices and increasing foreclosures, unemployment and under-employment have negatively impacted the credit performance of real estate related loans and have resulted in significant write-downs of asset values by many financial institutions. These write-downs have caused many financial institutions to seek additional capital, to reduce or eliminate dividends, to merge with larger and stronger institutions and, in some cases, to fail. Reflecting concern about the stability of the financial markets, many lenders and institutional investors have reduced or ceased providing funding to borrowers, including to other financial institutions. This market turmoil and tightening of credit have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of general business activity. To date, the impact of these adverse conditions has not been as severe in the primary markets the Company serves. If current levels of market disruption and volatility continue or worsen, there can be no assurance that the Company will not experience an adverse effect, which may be material, on the Company's ability to access capital and on its business, financial condition and results of operations.

There can be no assurance as to the actual impact that the Emergency Economic Stabilization Act ("EESA") and its implementing regulations, the FDIC programs, or any other governmental program will have on the financial markets. The failure of the EESA, the FDIC, or the U.S. government to stabilize the financial markets and a continuation or worsening of current financial market conditions could materially and adversely affect the Company's financial condition, results of operations, or access to credit.

*Proposed regulatory reform may have a material impact on our operations.* On June 17, 2009, President of the U.S. published a comprehensive regulatory reform plan intended to modernize and protect the integrity of the U.S. financial system. The President's plan contains several elements that would have a direct effect on the Company and the Bank. The reform plan proposes the creation of a new federal agency, the Consumer Financial Protection Agency, which would be dedicated to protecting consumers in the financial products and services market. The creation of this agency could result in new regulatory requirements and raise the cost of regulatory compliance. In addition, legislation stemming from the reform plan could require changes in regulatory capital requirements, loan loss provisioning practices, and compensation practices. If implemented, the foregoing regulatory reforms may have a material impact on the Company's operations. However, because the legislation needed to implement the President's reform plan has not been finalized, and because the final legislation may differ significantly from the reform plan proposed by the President, the Company cannot determine the specific impact of regulatory reform at this time.

*The Company may be adversely affected by the soundness of other financial institutions.* Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. The Company has exposure to many different industries and counterparties, and routinely executes transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks, and other institutional clients. Many of these transactions expose the Company to credit risk in the event of a default by a counterparty or client. In addition, the Company's credit risk may be exacerbated when the collateral held by the Company cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due to the Company. Any such losses could have a material adverse effect on the Company's financial condition and results of operations.

*Higher FDIC Deposit Insurance Premiums and Assessments Could Adversely Affect Our Financial Condition.* FDIC insurance premiums have increased substantially in 2009 and the Company may have to pay significantly higher FDIC premiums in the future. Market developments have significantly depleted the insurance fund of the FDIC and reduced the ratio of reserves to insured deposits. The FDIC adopted a revised risk-based deposit insurance assessment schedule in February 2009, which raised regular deposit insurance premiums. In May 2009, the FDIC also implemented a five basis point special assessment of each insured depository institution's total assets minus Tier 1 capital as of June 30, 2009, but no more than ten basis points times the institution's assessment base for the second quarter of 2009, collected by the FDIC on September 30, 2009. The Company paid $1.4 million related to this special assessment. Additional special assessments may be imposed by the FDIC for future quarters at the same or higher levels.

In addition, the FDIC recently adopted a rule requiring insured depository institutions to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012. The prepaid assessments collected on December 30, 2009 were $11.5 million, all of which was recorded as a prepaid expense as of December 30, 2009. As of December 31, 2009 and each quarter thereafter, the Company would record an expense for its regular quarterly assessment for the quarter and an offsetting credit to the prepaid assessment until the asset is exhausted. These changes may cause the premiums charged by the FDIC to increase and could significantly increase the Company's non interest expense in 2009 and in future periods. The prepayment of the Company's FDIC assessments also may temporarily reduce the Company's liquidity.

**Item 1B. Unresolved Staff Comments.**

None

**Item 2. Properties.**

The Company's executive offices, principal support and operational functions are located at 601 West Market Street in Louisville, Kentucky. Republic has 35 banking centers located in Kentucky, five banking centers located in Florida, three banking centers in Indiana and one banking center located in Ohio.

The location of Republic's facilities, their respective approximate square footage and their form of occupancy are as follows:

| Bank Offices | Square Footage | Owned (O)/ Leased (L) |
|---|---|---|
| **Kentucky Banking Centers:** | | |
| **Louisville Metropolitan Area** | | |
| 2801 Bardstown Road, Louisville | 5,000 | L (1) |
| 601 West Market Street, Louisville | 57,000 | L (1) |
| 661 South Hurstbourne Parkway, Louisville | 42,000 | L (1) |
| 9600 Brownsboro Road, Louisville | 33,000 | L (1) |
| 5250 Dixie Highway, Louisville | 5,000 | O/L (2) |
| 10100 Brookridge Village Boulevard, Louisville | 5,000 | O/L (2) |
| 9101 U.S. Highway 42, Prospect | 3,000 | O/L (2) |
| 11330 Main Street, Middletown | 6,000 | O/L (2) |
| 3902 Taylorsville Road, Louisville | 4,000 | O/L (2) |
| 3811 Ruckriegel Parkway, Louisville | 4,000 | O/L (2) |
| 5125 New Cut Road, Louisville | 4,000 | O/L (2) |
| 4808 Outer Loop, Louisville | 4,000 | O/L (2) |
| 438 Highway 44 East, Shepherdsville | 4,000 | O/L (2) |
| 4921 Brownsboro Road, Louisville | 2,000 | L |
| 3950 Kresge Way, Suite 108, Louisville | 1,000 | L |
| 3726 Lexington Road, Louisville | 4,000 | L |
| 2028 West Broadway, Suite 105, Louisville | 3,000 | L |
| 220 Abraham Flexner Way, Suite 100, Louisville | 1,000 | L |
| 1420 Poplar Level Road, Louisville | 3,000 | O |
| 6401 Claymont Crossing, Crestwood | 4,000 | L |
| **Lexington** | | |
| 3098 Helmsdale Place | 5,000 | O/L (2) |
| 3608 Walden Drive | 4,000 | O/L (2) |
| 651 Perimeter Drive | 4,000 | L |
| 2401 Harrodsburg Road | 6,000 | O |
| 641 East Euclid Avenue | 3,000 | O |
| **Northern Kentucky** | | |
| 535 Madison Avenue, Covington | 4,000 | L |
| 8513 U.S. Highway 42, Florence | 4,000 | L |
| 2051 Centennial Boulevard, Independence | 2,000 | L |
| **Owensboro** | | |
| 3500 Frederica Street | 5,000 | O |
| 3332 Villa Point Drive, Suite 101 | 2,000 | L |
| **Bowling Green**, 1700 Scottsville Road | 5,000 | O |
| **Elizabethtown**, 1690 Ring Road | 6,000 | O |
| **Frankfort**, 100 Highway 676 | 3,000 | O/L (2) |
| **Georgetown**, 430 Connector Road | 4,000 | O/L (2) |
| **Shelbyville**, 1614 Midland Trail | 4,000 | O/L (2) |

*(continued)*

| Bank Offices | Square Footage | Owned (O)/ Leased (L) |
|---|---|---|
| **Southern Indiana Banking Centers** | | |
| 4571 Duffy Road, Floyds Knobs | 4,000 | O/L (2) |
| 3141 Highway 62, Jeffersonville | 4,000 | O |
| 3001 Charlestown Crossing Way, New Albany | 2,000 | L |
| **Florida Banking Centers** | | |
| 9100 Hudson Avenue, Hudson | 4,000 | O |
| 34650 U.S. Highway 19, Palm Harbor | 6,000 | L |
| 5043 U.S. Highway 19, New Port Richey | 1,000 | L |
| 9037 U.S. Highway 19, Port Richey | 8,000 | O |
| 11502 North 56th Street, Temple Terrace | 3,000 | L |
| **Ohio Banking Center** | | |
| 9683 Kenwood Road, Blue Ash | 3,000 | L |
| **Support and Operations** | | |
| 200 South Seventh Street, Louisville, KY | 45,000 | L (1) |
| 125 South Sixth Street, Louisville, KY | 1,000 | L |
| 401 East Chestnut, Suite 620, Louisville, KY | 500 | L |

(1) *Locations are leased from Bernard M. Trager, Chairman, or from a partnership in which Bernard M. Trager and Steven E. Trager, President and Chief Executive Officer and A. Scott Trager, Vice Chairman, are partners. See additional discussion included under Part III Item 13 "Certain Relationships and Related Transactions, and Director Independence."*

(2) *The banking centers at these locations are owned by Republic; however, the banking center is located on land that is leased through long-term agreements with third parties.*

**Item 3. Legal Proceedings.**

In the ordinary course of operations, Republic and the Bank are defendants in various legal proceedings. In the opinion of management, there is no proceeding or litigation pending or, to the knowledge of management, in which an adverse decision could result in a material adverse change in the business or consolidated financial position of Republic or the Bank.

**Item 4. (Removed and Reserved)**

## PART II

**Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.**

**Market and Dividend Information**

Republic's Class A Common Stock is traded on The NASDAQ Global Select Stock Market® ("NASDAQ") under the symbol "RBCAA." The following table sets forth the high and low market value of the Class A Common Stock and the dividends declared on Class A Common Stock and Class B Common Stock during 2009 and 2008.

| **2009** | | | | |
|---|---|---|---|---|
| | **Market Value** | | **Dividend** | |
| **Quarter Ended** | **High** | **Low** | **Class A** | **Class B** |
| **March 31st** | **$ 27.20** | **$ 14.76** | **$ 0.121** | **$ 0.110** |
| **June 30th** | **26.47** | **18.34** | **0.132** | **0.120** |
| **September 30th** | **25.53** | **19.96** | **0.132** | **0.120** |
| **December 31st** | **20.60** | **17.77** | **0.132** | **0.120** |

| 2008 | | | | |
|---|---|---|---|---|
| | Market Value | | Dividend | |
| Quarter Ended | High | Low | Class A | Class B |
| March 31st | $ 19.63 | $ 14.55 | $ 0.110 | $ 0.100 |
| June 30th | 25.96 | 17.17 | 0.121 | 0.110 |
| September 30th | 34.98 | 23.92 | 0.121 | 0.110 |
| December 31st | 30.42 | 19.07 | 0.121 | 0.110 |

At February 16, 2010, the Company's Class A Common Stock was held by 729 shareholders of record and the Class B Common Stock was held by 131 shareholders of record. There is no established public trading market for the Company's Class B Common Stock. The Company intends to continue its historical practice of paying quarterly cash dividends; however, there is no assurance by the Board of Directors that such dividends will continue to be paid in the future. The payment of dividends in the future is dependent upon future income, financial position, capital requirements, the discretion and judgment of the Board of Directors and other considerations. The payment of dividends is subject to the regulatory restrictions described in Footnote 15 "*Stockholders' Equity and Regulatory Capital Matters*" of Part II Item 8 "*Financial Statements and Supplementary Data.*"

Republic has made available to its employees participating in its 401(k) plan the opportunity, at the employee's sole discretion, to invest funds held in their accounts under the plan in shares of Class A Common Stock of Republic. Shares are purchased by the independent trustee administering the plan from time to time in the open market in broker's transactions. As of December 31, 2009, the trustee held 174,678 shares of Class A Common Stock and 2,648 shares of Class B Common Stock on behalf of the plan.

Details of Republic's Class A Common Stock purchases during the fourth quarter of 2009 are included in the following table:

| Period | Total Number of Shares Purchased | Average Price Paid Per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Maximum Number of Shares that May Yet Be Purchased Under the Plan or Programs |
|---|---|---|---|---|
| October 1 - October 31 | - | $ - | - | |
| November 1 - November 30 | 3,472 | 18.48 | - | |
| December 1 - December 31 | 7,376 | 20.18 | - | |
| Total | 10,848 * | $ 19.63 | - | 344,245 |

** - Represents shares received by the Company in connection with stock option exercises*

During 2009, the Company repurchased approximately 35,000 shares and there were approximately 92,000 shares exchanged for stock option exercises. During the fourth quarter of 2009, the Company's Board of Directors amended its existing share repurchase program by approving the repurchase of 300,000 shares from time to time, as market conditions are deemed attractive to the Company. The repurchase program will remain effective until the total number of shares authorized is repurchased or until Republic's Board of Directors terminates the program. As of December 31, 2009, the Company had 344,245 shares which could be repurchased under the current share repurchase programs.

During 2009, there were approximately 1,000 shares of Class A Common Stock issued upon conversion of shares of Class B Common Stock by stockholders of Republic in accordance with the share-for-share conversion provision option of the Class B Common Stock. The exemption from registration of the newly issued Class A Common Stock relied upon was Section (3)(a)(9) of the Securities Act of 1933.

There were no equity securities of the registrant sold without registration during the quarter covered by this report.

## STOCK PERFORMANCE GRAPH

The following stock performance graph does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates the performance graph by reference therein.

The following stock performance graph sets forth the cumulative total shareholder return (assuming reinvestment of dividends) on Republic's Class A Common Stock as compared to the NASDAQ Bank Stocks Index and the Standard & Poor's ("S&P") 500 Index. The graph covers the period beginning December 31, 2004 and ending December 31, 2009. The calculation of cumulative total return assumes an initial investment of $100 in Republic's Class A Common Stock, the NASDAQ Bank Stocks Index and the S&P 500 Index on December 31, 2004. The stock price performance shown on the graph below is not necessarily indicative of future stock price performance.

| | December 31, 2004 | December 31, 2005 | December 31, 2006 | December 31, 2007 | December 31, 2008 | December 31, 2009 |
|---|---|---|---|---|---|---|
| Republic Bancorp Class A Common Stock | $ 100.00 | $ 89.05 | $ 111.44 | $ 78.88 | $ 132.68 | $ 102.87 |
| NASDAQ Bank Stocks Index | 100.00 | 97.69 | 109.64 | 86.90 | 63.36 | 53.09 |
| S&P 500 Index | 100.00 | 104.90 | 121.43 | 128.09 | 80.77 | 102.08 |


Republic Bancorp Class A Common Stock
NASDAQ Bank Stocks
S&P 500
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00
December 31, 2004
December 31, 2005
December 31, 2006
December 31, 2007
December 31, 2008
December 31, 2009

## Item 6. Selected Financial Data

The following table sets forth Republic Bancorp Inc.'s selected financial data from 2005 through 2009. This information should be read in conjunction with Part II Item 7 *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* and Part II Item 8 *"Financial Statements and Supplementary Data."* Certain amounts presented in prior periods have been reclassified to conform to the current period presentation.

| | As of and for the Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| *(in thousands, except per share data, FTEs and # of banking centers)* | **2009** | 2008 | 2007 | 2006 | 2005 |
| ***Income Statement Data:*** | | | | | |
| Total interest income | **$ 212,605** | $ 202,142 | $ 199,097 | $ 176,540 | $ 148,079 |
| Total interest expense | **48,742** | 72,418 | 104,619 | 88,242 | 62,432 |
| Net interest income | **163,863** | 129,724 | 94,478 | 88,298 | 85,647 |
| Provision for loan losses | **33,975** | 16,205 | 6,820 | 2,302 | 340 |
| Total non interest income | **57,621** | 45,960 | 37,851 | 31,700 | 28,869 |
| Total non interest expenses | **121,485** | 107,592 | 87,315 | 74,862 | 68,574 |
| Income from continuing operations before income tax expense | **66,024** | 51,887 | 38,194 | 42,834 | 45,602 |
| Income tax expense from continuing operations | **23,893** | 18,235 | 13,281 | 14,718 | 15,524 |
| Income from continuing operations before discontinued operations, net of income tax expense* | **42,131** | 33,652 | 24,913 | 28,116 | 30,078 |
| Income from discontinued operations, net of income tax expense* | **-** | - | - | 235 | 4,987 |
| Net income | **42,131** | 33,652 | 24,913 | 28,351 | 35,065 |
| ***Balance Sheet Data:*** | | | | | |
| Investment securities | **$ 467,235** | $ 904,674 | $ 580,636 | $ 561,772 | $ 512,163 |
| Gross loans | **2,268,232** | 2,303,857 | 2,397,073 | 2,298,888 | 2,070,608 |
| Allowance for loan losses | **22,879** | 14,832 | 12,735 | 11,218 | 11,009 |
| Total assets | **3,918,768** | 3,939,368 | 3,165,359 | 3,046,787 | 2,735,556 |
| Deposits | **2,602,481** | 2,743,369 | 1,968,812 | 1,692,722 | 1,602,565 |
| Securities sold under agreements to repurchase and other short-term borrowings | **299,580** | 339,012 | 398,296 | 401,886 | 292,259 |
| Federal Home Loan Bank advances | **637,607** | 515,234 | 478,550 | 646,572 | 561,133 |
| Subordinated note | **41,240** | 41,240 | 41,240 | 41,240 | 41,240 |
| Total stockholders' equity | **316,020** | 275,922 | 248,860 | 237,348 | 213,574 |
| ***Per Share Data:*** | | | | | |
| Earnings per share from continuing operations: | | | | | |
| Basic earnings per Class A Common Stock | **$ 2.04** | $ 1.65 | $ 1.22 | $ 1.38 | $ 1.46 |
| Basic earnings per Class B Common Stock | **1.99** | 1.60 | 1.18 | 1.35 | 1.43 |
| Diluted earnings per Class A Common Stock | **2.02** | 1.62 | 1.20 | 1.35 | 1.40 |
| Diluted earnings per Class B Common Stock | **1.98** | 1.58 | 1.16 | 1.32 | 1.37 |
| Earnings per share from discontinued operations:* | | | | | |
| Basic earnings per Class A Common Stock | **-** | - | - | 0.01 | 0.24 |
| Basic earnings per Class B Common Stock | **-** | - | - | - | 0.24 |
| Diluted earnings per Class A Common Stock | **-** | - | - | - | 0.23 |
| Diluted earnings per Class B Common Stock | **-** | - | - | - | 0.23 |
| Earnings per share: | | | | | |
| Basic earnings per Class A Common Stock | **2.04** | 1.65 | 1.22 | 1.39 | 1.70 |
| Basic earnings per Class B Common Stock | **1.99** | 1.60 | 1.18 | 1.35 | 1.67 |
| Diluted earnings per Class A Common Stock | **2.02** | 1.62 | 1.20 | 1.35 | 1.63 |
| Diluted earnings per Class B Common Stock | **1.98** | 1.58 | 1.16 | 1.32 | 1.60 |

*(continued)*

## Item 6. Selected Financial Data *(continued)*

| *(in thousands, except per share data, FTEs and # of banking centers)* | As of and for the Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | **2009** | 2008 | 2007 | 2006 | 2005 |
| ***Per Share Data:** (continued)* | | | | | |
| Market value per share at December 31, | $ **20.60** | $ 27.20 | $ 16.53 | $ 23.90 | $ 19.46 |
| Book value per share at December 31, | **15.19** | 13.38 | 12.26 | 11.53 | 10.47 |
| Cash dividends declared per Class A Common Stock | **0.517** | 0.473 | 0.424 | 0.363 | 0.306 |
| Cash dividends declared per Class B Common Stock | **0.470** | 0.430 | 0.386 | 0.330 | 0.278 |
| ***Performance Ratios:*** | | | | | |
| Return on average assets (ROA) from continuing operations | **1.23%** | 1.04% | 0.81% | 0.98% | 1.15% |
| Return on average assets (ROA) | **1.23%** | 1.04% | 0.81% | 0.99% | 1.33% |
| Return on average equity (ROE) from continuing operations | **13.77%** | 12.58% | 10.25% | 12.46% | 14.24% |
| Return on average equity (ROE) | **13.77%** | 12.58% | 10.25% | 12.56% | 16.56% |
| Efficiency ratio from continuing operations** | **53%** | 61% | 66% | 63% | 60% |
| Yield on average interest-earning assets | **6.54%** | 6.54% | 6.69% | 6.43% | 5.91% |
| Cost of average interest-bearing liabilities | **1.82%** | 2.78% | 4.12% | 3.81% | 2.97% |
| Net interest spread | **4.72%** | 3.76% | 2.57% | 2.62% | 2.94% |
| Net interest margin | **5.04%** | 4.20% | 3.17% | 3.22% | 3.42% |
| ***Asset Quality Ratios:*** | | | | | |
| Non-performing loans to total loans | **1.90%** | 0.58% | 0.40% | 0.28% | 0.29% |
| Non-performing assets to total loans (including OREO) | **2.11%** | 0.83% | 0.43% | 0.30% | 0.31% |
| Allowance for loan losses to total loans | **1.01%** | 0.64% | 0.53% | 0.49% | 0.53% |
| Allowance for loan losses to non-performing loans | **53%** | 110% | 132% | 175% | 183% |
| Net loan charge offs to average loans from continuing operations - Total Company | **1.09%** | 0.60% | 0.22% | 0.10% | 0.15% |
| Net loan charge offs to average loans from continuing operations - Traditional Banking | **0.34%** | 0.26% | 0.10% | 0.06% | 0.04% |
| Delinquent loans to total loans | **1.98%** | 1.07% | 0.69% | 0.49% | 0.35% |
| ***Capital Ratios:*** | | | | | |
| Average stockholders' equity to average total assets | **8.95%** | 8.28% | 7.86% | 7.91% | 8.10% |
| Tier 1 leverage capital | **10.52%** | 8.80% | 8.75% | 8.92% | 9.47% |
| Tier 1 capital | **17.25%** | 14.72% | 13.29% | 13.73% | 14.41% |
| Total risk based capital | **18.37%** | 15.43% | 13.90% | 14.30% | 15.03% |
| Dividend payout ratio | **25%** | 29% | 35% | 26% | 18% |
| ***Other Information:*** | | | | | |
| End of period full time equivalent employees | **735** | 724 | 727 | 698 | 678 |
| Number of banking centers | **44** | 45 | 40 | 38 | 35 |

* *Represents the Company exiting the payday loan segment of business during 2006.*

** *Ratio excludes net gain (loss) on sales, calls and impairment of investment securities.*

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Republic Bancorp, Inc. ("Republic" or the "Company") analyzes the major elements of Republic's consolidated balance sheets and statements of income. Republic, a bank holding company headquartered in Louisville, Kentucky, is the Parent Company of Republic Bank & Trust Company, ("RB&T"), Republic Bank (collectively referred together with RB&T as the "Bank"), Republic Funding Company and Republic Invest Co. Republic Invest Co. includes its subsidiary, Republic Capital LLC. The consolidated financial statements also include the wholly-owned subsidiaries of RB&T: Republic Financial Services, LLC, TRS RAL Funding, LLC and Republic Insurance Agency, LLC. Republic Bancorp Capital Trust is a Delaware statutory business trust that is a 100%-owned unconsolidated finance subsidiary of Republic Bancorp, Inc. Management's Discussion and Analysis of Financial Condition and Results of Operations of Republic should be read in conjunction with Part II Item 8 *"Financial Statements and Supplementary Data,"* as well as other detailed information included in this Annual Report on Form 10-K.

This discussion includes various forward-looking statements with respect to credit quality, including but not limited to, delinquency trends and the adequacy of the allowance for loan losses, segments, corporate objectives, the Company's interest rate sensitivity model and other financial and business matters. Broadly speaking, forward-looking statements may include:

- projections of revenue, expenses, income, losses, earnings per share, capital expenditures, dividends, capital structure or other financial items;
- descriptions of plans or objectives for future operations, products or services;
- forecasts of future economic performance; and
- descriptions of assumptions underlying or relating to any of the foregoing.

The Company may make forward-looking statements discussing management's expectations about various matters, including:

- delinquencies, future credit losses, non-performing loans and non-performing assets;
- further developments in the Company's ongoing review of and efforts to resolve possible problem credit relationships, which could result in, among other things, additional provisions to the allowance for loans losses;
- deteriorating credit quality, including changes in the interest rate environment and reducing interest margins;
- the overall adequacy of the allowance for loans losses;
- future short-term and long-term interest rates and the respective impact on net interest margin, net interest spread, net income, liquidity and capital;
- the future regulatory viability of the Tax Refund Solutions ("TRS") business operating segment;
- anticipated future funding sources for TRS;
- potential impairment of investment securities;
- the future value of mortgage servicing rights;
- the impact of new accounting pronouncements;
- legal and regulatory matters including results and consequences of regulatory actions and examinations;
- future capital expenditures;
- the strength of the U.S. economy in general and the strength of the local economies in which the Company conducts operations; and
- inflation, interest rate, market and monetary fluctuations and the Bank's ability to maintain current deposit and loan levels at current interest rates.

Forward-looking statements discuss matters that are not historical facts. As forward-looking statements discuss future events or conditions, the statements often include words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," "target," "can," "could," "may," "should," "will," "would," or similar expressions. Do not rely on forward-looking statements. Forward-looking statements detail management's expectations regarding the future and are not guarantees. Forward-looking statements are assumptions based on information known to management only as of the date the statements are made and management may not update them to reflect changes that occur subsequent to the date the statements are made. See additional discussion under the sections titled Part I Item 1 *"Business"* and Part I Item 1A *"Risk Factors."*

As used in this report, the terms "Republic," the "Company," "we," "our" and "us" refer to Republic Bancorp, Inc., and, where the context requires, Republic Bancorp, Inc. and its subsidiaries; and the term the "Bank" refers to the Company's subsidiary banks: Republic Bank & Trust Company and Republic Bank.

## CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Republic's consolidated financial statements and accompanying footnotes have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported periods.

Management continually evaluates the Company's accounting policies and estimates that it uses to prepare the consolidated financial statements. In general, management's estimates are based on historical experience, on information from regulators and independent third party professionals and on various assumptions that are believed to be reasonable. Actual results may differ from those estimates made by management.

Critical accounting policies are those that management believes are the most important to the portrayal of the Company's financial condition and operating results and require management to make estimates that are difficult, subjective and complex. Most accounting policies are not considered by management to be critical accounting policies. Several factors are considered in determining whether or not a policy is critical in the preparation of the financial statements. These factors include, among other things, whether the estimates have a significant impact on the financial statements, the nature of the estimates, the ability to readily validate the estimates with other information including independent third parties or available pricing, sensitivity of the estimates to changes in economic conditions and whether alternative methods of accounting may be utilized under U.S. generally accepted accounting principles. Management has discussed each critical accounting policy and the methodology for the identification and determination of critical accounting policies with the Company's Audit Committee.

Republic believes its critical accounting policies and estimates relate to:

- Banking segment allowance for loan losses
- Mortgage servicing rights
- Income tax accounting
- Goodwill and other intangible assets
- Impairment of investment securities
- TRS provision for loan losses
- TRS rebate accruals

**Banking Segment Allowance for Loan Losses** – Republic maintains an allowance for probable incurred credit losses inherent in the Company's loan portfolio, which includes overdrawn deposit accounts. Management evaluates the adequacy of the allowance for the loan losses on a monthly basis and presents and discusses the analysis with the Audit Committee and the Board of Directors on a quarterly basis. Management estimates the allowance required using historical and recent loan loss experience, evaluation of the nature and size of the portfolio, borrower capacity, estimated collateral values, economic conditions, regulatory requirements and guidance and various other factors. While management estimates the allowance for loan losses, in part, based on current year and historical losses within each loan category, estimates for losses within the commercial and commercial real estate portfolios are more dependent upon ongoing credit analysis and recent payment performance. Allocations of the allowance may be made for specific loans or loan categories, but the entire allowance is available for any loan that may be charged off. Loan losses are charged against the allowance at the point in time management deems a loan uncollectible.

Management makes allocations within the allowance for loan losses for specifically classified loans regardless of loan amount, collateral or loan type. Non-accrual loans and loans that are past due 90 days or more and that are not specifically classified are uniformly assigned a risk weighted percentage based on the historical loss percentage of the loan type. Management evaluates the remaining loan portfolio by reviewing the historical and recent loss rate for each respective loan type, assigning risk multiples to certain categories to account for qualitative factors including current economic conditions. The average five-year, two-year and current year loss rates are reviewed in the analysis, as well as comparisons to peer group loss rates. Specialized loan categories are evaluated utilizing subjective factors in addition to the historical loss calculations to determine a loss allocation for each of those types. As this analysis, or any similar analysis, is an imprecise measure of loss, the allowance is subject to ongoing adjustments. Therefore, management will often take into account other significant factors that may be necessary or prudent in order to reflect probable incurred losses in the total loan portfolio.

Based on management's calculation, an allowance of $23 million, or 1.01%, of total loans was an adequate estimate of probable incurred losses within the loan portfolio as of December 31, 2009. This estimate resulted in banking segment provision for loan losses on the income statement of $15.9 million during 2009. If the mix and amount of future charge off percentages differ significantly from those assumptions used by management in making its determination, an adjustment to the allowance for loan losses and the resulting effect on the income statement could be material.

**Mortgage Servicing Rights** – Mortgage servicing rights ("MSRs") represent an estimate of the present value of future cash servicing income, net of estimated costs that Republic expects to receive on loans sold with servicing retained by the Company. MSRs are capitalized as separate assets when loans are sold and servicing is retained. This transaction is posted to net gain on sale of loans, a component of Mortgage Banking income in the income statement. Management considers all relevant factors, in addition to pricing considerations from other servicers, to estimate the fair value of the MSRs to be recorded when the loans are initially sold with servicing retained by the Company. The carrying value of MSRs is initially amortized in proportion to and over the estimated period of net servicing income and subsequently adjusted based on the weighted average remaining life. The amortization is recorded as a reduction to Mortgage Banking income. The MSR asset, net of amortization, recorded at December 31, 2009 was $8 million.

The carrying value of the MSRs asset is reviewed monthly for impairment based on the fair value of the MSRs, using groupings of the underlying loans by interest rates. Any impairment of a grouping would be reported as a valuation allowance. A primary factor influencing the fair value is the estimated life of the underlying loans serviced. The estimated life of the loans serviced is significantly influenced by market interest rates. During a period of declining interest rates, the fair value of the MSRs is expected to decline due to anticipated prepayments within the portfolio. Alternatively, during a period of rising interest rates, the fair value of MSRs is expected to increase as prepayments on the underlying loans would be anticipated to decline. Management utilizes an independent third party on a monthly basis to assist with the fair value estimate of the MSRs.

**Income Tax Accounting** – Income tax liabilities or assets are established for the amount of taxes payable or refundable for the current year. Deferred tax liabilities and assets are also established for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and deductions that can be carried forward (used) in future years. The valuation of current and deferred tax liabilities and assets is considered critical as it requires management to make estimates based on provisions of the enacted tax laws. The assessment of tax assets and liabilities involves the use of estimates, assumptions, interpretations, and judgments concerning certain accounting pronouncements and federal and state tax codes. There can be no assurance that future events, such as court decisions or positions of federal and state taxing authorities, will not differ from management's current assessment, the impact of which could be significant to the consolidated results of operations and reported earnings. The Company believes its tax assets and liabilities are adequate and are properly recorded in the consolidated financial statements at December 31, 2009.

**Goodwill and Other Intangible Assets** – Goodwill resulting from business combinations prior to January 1, 2009 represents the excess of the purchase price over the fair value of the net assets of businesses acquired. Goodwill resulting from business combinations after January 1, 2009 represents the future economic benefits arising from other assets acquired that are individually identified and separately recognized. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually. The Company has selected September 30th as the date to perform the annual impairment test. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible asset with an indefinite life on our balance sheet.

At a minimum, management is required to assess goodwill and other intangible assets annually for impairment. This assessment involves estimating cash flows for future periods, preparing analyses of market multiples for similar operations, and estimating the fair value of the reporting unit to which the goodwill is allocated. If the future cash flows are materially less than the estimates, the Company would be required to take a charge against earnings to write down the asset to the lower fair value. Based on its assessment, the Company believes its goodwill of $10 million and other identifiable intangibles of $196,000 were not impaired and are properly recorded in the consolidated financial statements as of December 31, 2009.

**Impairment of Investment Securities** – Unrealized losses for all investment securities are reviewed to determine whether the losses are "other-than-temporary." Investment securities are evaluated for other-than-temporary impairment ("OTTI") on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether a decline in their value below amortized cost is other-than-temporary. In conducting this assessment, the Company evaluates a number of factors including, but not limited to:

- The length of time and the extent to which fair value has been less than the amortized cost basis;
- Its intent to hold until maturity or sell the debt security prior to maturity;
- An analysis of whether it is more likely than not that the Company will be required to sell the debt security before its anticipated recovery;
- Adverse conditions specifically related to the security, an industry, or a geographic area;
- The historical and implied volatility of the fair value of the security;
- The payment structure of the security and the likelihood of the issuer being able to make payments;
- Failure of the issuer to make scheduled interest or principal payments;
- Any rating changes by a rating agency; and
- Recoveries or additional decline in fair value subsequent to the balance sheet date.

The term "other-than-temporary" is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value are not necessarily favorable, or that there is a general lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Once a decline in value is determined to be other-than-temporary, the value of the security is reduced and a corresponding charge to earnings is recognized for the anticipated credit losses.

See additional discussion regarding impairment charges that the Company recorded during 2008 and 2009 under Footnote 2 *"Investment Securities"* of Part II Item 8 *"Financial Statements and Supplementary Data."*

**TRS Provision for Loan Losses** – Substantially all RALs issued by the Company each year are made during the first quarter. Losses associated with RALs result from the Internal Revenue Service ("IRS") not remitting taxpayer refunds to the Company associated with a particular tax return. This occurs for a number of reasons, including errors in the tax return, tax return fraud and tax debts not previously disclosed to the Company during its underwriting process. While the RAL application form is completed by the taxpayer in the tax-preparer's office, the credit approval criteria is established by TRS and the underwriting decision is made by TRS. TRS reviews and evaluates all tax returns to determine the likelihood of IRS payment. If any attribute of the tax return appears to fall outside of predetermined parameters, TRS will not originate the RAL.

As of December 31, 2009, the Company incurred $23.1 million in gross RAL charge offs compared to $15.3 million (includes $6.4 million of securitized RALs) at December 31, 2008 for RALs originated during 2008 and 2009, representing 0.93% and 0.86% of total RALs originated during the respective tax years by the Company. Historically at TRS, net credit losses within a given calendar year, which includes recoveries of prior year charge offs, have ranged from a low of 0.04% to a high of 1.17% of total RALs originated (including retained and securitized RALs). During 2009, the Company incurred $18.1 million in net credit losses associated with RALs retained on balance sheet by the Company. Included as a reduction to the 2009 TRS provision for loan losses was $2.4 million representing a limited preparer-provided guarantee for RAL product performance.

**TRS Rebate Accruals** – During 2009, the Company made rebate payments to third party technology and service providers within its TRS segment. These rebates are reflected in the financial statements as a reduction to RAL and ERC fees. All rebate payments to individual technology and service providers are based on the product volume funded by the IRS through that provider, with various rebate tiers at different volume levels. In addition, rebate payments made to the service providers are significantly influenced by RAL losses. While the rebates paid to the Company's technology providers are typically paid throughout the year, the rebate payments paid to the third party service providers are generally paid in one lump sum payment on or near June 30$^{th}$ of each year.

Accounting for the Company's rebates payable requires extensive management's judgment since the substantial majority of these liabilities are established in the first quarter of each year and accounted for based on cash flow modeling techniques that require management to make estimates regarding the amount and timing of expected future IRS payments, including assumptions regarding credit losses and final product volume tiers.

The Company paid $36.1 million in total rebates during the year ended December 31, 2009 compared to $28.9 million during the same period in 2008. While total TRS gross product revenue increased 33% during the year ended December 31, 2009 compared to 2008, rebate payments increased 25% for the same period. The overall increase in rebates was less than the increase in total gross revenue during 2009 primarily due to larger payments made through a fixed fee component of the JH contract, in lieu of rebates. This fixed fee component is classified in non interest expense on the income statement.

## RECENT DEVELOPMENTS

### Trust Preferred Offering

Despite having capital ratios significantly above those necessary to be categorized as "well-capitalized" under regulatory guidelines, the Company announced on December 9, 2009, it was considering a plan to raise up to $20 million in capital by offering the trust preferred securities of a wholly-owned statutory trust (the "Trust Preferred Securities"). Subsequent to year-end, the Company made the decision not to proceed forward with the offering in the near-term.

## OVERVIEW

### Table 1 – Summary

| Year Ended December 31, *(dollars in thousands, except per share data)* | | **2009** | | 2008 | | 2007 |
|---|---|---|---|---|---|---|
| Net income | **$** | **42,131** | $ | 33,652 | $ | 24,913 |
| Diluted earnings per Class A Common Stock | | **2.02** | | 1.62 | | 1.20 |
| Return on average assets (ROA) | | **1.23%** | | 1.04% | | 0.81% |
| Return on average equity (ROE) | | **13.77%** | | 12.58% | | 10.25% |

Net income for the year ended December 31, 2009 was $42.1 million, representing an increase of $8.5 million, or 25%, compared to the same period in 2008. Diluted earnings per Class A Common Share increased 25% from $1.62 for the year ended December 31, 2008 to $2.02 for the same period in 2009.

**General highlights by segment for the year ended December 31, 2009 consisted of the following:**

### Traditional Banking

- Net income decreased $3.1 million, or 17%, for the year ended December 31, 2009 compared to the same period in 2008. An increase in non interest income was offset by increases in provision for loan losses and non interest expenses as well as a slight decrease in net interest income.
- Net interest income decreased only $841,000, or 1%, for the year ended December 31, 2009 compared to the same period in 2008.
- Provision for loan losses was $15.9 million for the year ended December 31, 2009 compared to $8.2 million for the same period in 2008.
- Non interest income increased $9.2 million, or 81%, for the year ended December 31, 2009 compared to the same period in 2008.
- Total non interest expense increased $6.7 million for the year ended December 31, 2009 compared to the same period in 2008.
- Total non-performing loans to total loans increased to 1.90% at December 31, 2009, from 0.58% at December 31, 2008, as the total balance of non-performing loans increased by nearly $30 million for the same period.

### Tax Refund Solutions ("TRS")

- The Company obtained $921 million in brokered deposits during the fourth quarter of 2009 to be used as funding for expected Refund Anticipation Loan ("RAL") volume during the first quarter 2010 tax season. Absent the brokered deposits in both periods, total assets would have declined slightly during the year. As of December 31, 2009, Republic was the largest Kentucky-based bank holding company.
- The weighted average cost of the brokered deposits obtained during the fourth quarter of 2009 for the first quarter 2010 tax season was 0.51% with a final maturity of three months. During their time outstanding before the RAL season began, the Company utilized the cash from these brokered deposits to pay off lower interest rate overnight advances from the Federal Home Loan Bank ("FHLB") with the excess invested in cash-like instruments to guarantee its availability for the first quarter 2010 tax season. As a result, the Company earned a negative spread on these funds for a portion of the fourth quarter of 2009.

- Net income increased $6.7 million, or 51%, for the year ended December 31, 2009 compared to the same period in 2008 primarily due to the overall growth in volume offset by higher RAL losses as a percent of total originations. The total dollar volume of tax refunds processed during the 2009 tax season increased $2.8 billion, or 56%, over the 2008 tax season. Total RAL dollar volume increased from $1.8 billion during the 2008 tax season to $2.5 billion during the 2009 tax season. The increase in revenue associated with the overall increase in volume was partially offset by higher RAL losses and the increase in non interest expenses.
- In addition to the increased RAL volume, ERC dollar volume increased approximately 42% for the year ended December 31, 2009.
- Net interest income increased $34.5 million, or 190%, for the year ended December 31, 2009 compared to the same period in 2008.
- Non interest income decreased $5.3 million, or 17%, for the year ended December 31, 2009 compared to the same period in 2008.
- As a result of the increase in volume, the higher current overall RAL delinquency rate and the change in funding strategy for TRS from the prior year, the TRS segment's provision for loan losses increased from $8.1 million during the year ended December 31, 2008 to $18.1 million during the same period in 2009.
- For the year ended December 31, 2009, total non interest expenses within the TRS segment increased $6.4 million, or 30%, compared to the same period in 2008. The overall increase was consistent with management expectations and related primarily to the overall growth in the program.

**Mortgage Banking**

- Within the Mortgage Banking segment, Mortgage Banking income increased $7.5 million, or 212%, for the year ended December 31, 2009 compared to the same period in 2008. The Company sold $556 million in fixed rate loans into the secondary market during 2009 compared to $235 million during 2008.

General highlights by segment for the year ended December 31, 2008 consisted of the following:

**Traditional Banking**

- Net income decreased $2.6 million, or 12%, for the year ended December 31, 2008 compared to the same period in 2007. An increase in net interest income was offset by increases in provision for loan losses and non interest expenses, as well as a decline in non interest income related to OTTI losses on the Company's private label security portfolio.
- Net interest income increased $23.9 million, or 27%, for the year ended December 31, 2008 compared to the same period in 2007.
- Provision for loan losses was $8.2 million for the year ended December 31, 2008 compared to $3.9 million for the same period in 2007.
- Non interest income declined $16.4 for the year ended December 31, 2008 compared to the same period in 2007, as the Company recorded $16.3 million in net impairment loss during 2008 related to its private label mortgage backed and other private label mortgage-related securities.
- Total non interest expense increased $6.5 million, or 8%, for the year ended December 31, 2008 compared to the same period in 2007.
- Republic opened six banking centers in 2008.

**Tax Refund Solutions ("TRS")**

- Republic obtained $918 million in brokered deposits during the fourth quarter of 2008 to be used as funding for expected RAL volume during the first quarter 2009 tax season. At December 31, 2007, Republic held considerably less brokered deposits, as the Company's first quarter 2008 RAL funding strategy consisted of the utilization of a securitization structure, which was not economically feasible for the first quarter 2009 tax season due to excessive costs brought about by the turmoil in the financial markets. Absent the brokered deposits, total assets would have declined slightly during the year, as disciplined pricing measures combined with large maturities and soft demand during the year for the Company's adjustable rate loan products caused a decline in real estate loan balances. As of December 31, 2008, Republic was the largest Kentucky-based bank holding company.

- The weighted average cost of the brokered deposits obtained during the fourth quarter of 2008 for the first quarter 2009 tax season was 2.71% with a final maturity of three months. During their time outstanding before the RAL season began, the Company utilized the cash from these brokered deposits to pay off lower interest rate overnight advances from the FHLB with the excess invested in cash-like instruments to guarantee its availability for the first quarter 2009 tax season. As a result, the Company earned a negative spread of over 2% on these funds for a substantial part of the fourth quarter of 2008.
- Net income increased $10.4 million for the year ended December 31, 2008 compared to the same period in 2007. The substantial growth at TRS primarily resulted from successful sales efforts to independent tax-preparers and the previously disclosed Jackson Hewitt contracts signed in the latter half of 2007. These new contract opportunities became available to Republic when a large competitor announced its exit of the business in early 2007.
- Provision for loan losses was $8.1 million and $2.9 million for the years ended December 31, 2008 and 2007. The increase in losses associated with RALs retained on balance sheet was primarily due to the increased RAL volume detailed above.
- Total non interest expenses increased $13.6 million during 2008 compared to 2007. The increase was driven by the significant anticipated growth in the program as discussed throughout.

## RESULTS OF OPERATIONS

### Tax Refund Solutions ("TRS")

On December 31, 2009 the Company announced that it has plans to meet with the FDIC, at the FDIC's request, in February to discuss the future viability of the RAL business at RB&T. This meeting was originally scheduled to occur by the end of February 2010, however, at the FDIC's request the meeting date was postponed to March 2010. If the FDIC demands RB&T to exit the RAL business, and RB&T is unable to continue this business line, it would have a material adverse effect on the Company's net income in the future.

In September 2009, the Company announced a new pricing model that will reduce the fees the Bank charges consumers for RALs beginning with the first quarter 2010 tax season. With respect to new contracts entered into for the first quarter 2010 tax season, TRS will not share revenue with third parties in connection with the delivery of tax refund products associated with in-person tax preparation services. The new pricing model, in combination with the additional business generated from the Jackson Hewitt and Liberty agreements signed in December 2009, is more likely than not to have a material positive impact on the Company's net income and diluted earnings per share during the first quarter of 2010. This positive impact will be somewhat offset by a strategic reduction in the Company's independent tax-preparer base.

#### *Discussion of 2009 vs. 2008*

Net interest income within the TRS segment increased $34.5 million, or 190%, for 2009 compared to 2008. The increase in net interest income within the TRS segment was due to a 39% growth in the dollar volume of RALs originated combined with the change in funding strategy for TRS from the prior year. During the 2009 tax season, all $57.0 million in net RAL fee income was included in interest income on loans, while only $19.7 million in net RAL fee income during the 2008 tax season was included in interest income on loans with $21.6 million in net RAL fees recorded as a component of net RAL securitization income.

Within the TRS segment during 2009 (primarily the first quarter), the Company processed 39% more in dollars of RALs compared to the same period in 2008. The TRS segment's provision for loan losses increased from $8.1 million during the year ended December 31, 2008 (with $7.5 million related to the first quarter of 2008) to $18.1 million during the year ended December 31, 2009 (with $22.0 million related to the first quarter of 2009). Included as a reduction to the 2009 TRS provision for loan losses was $2.4 million representing a limited preparer-provided guarantee for RAL product performance. Substantially all of this credit was recorded during the first quarter of 2009. Not included in the 2008 net provision for loan losses was $6.4 million for losses associated with securitized RALs which were recorded as a reduction to net RAL securitization income because these losses represented a decrease in the net present value of the future estimated cash flows of the residual interest. The increase in losses associated with RALs during 2009 was primarily due to the increased overall volume coupled with higher estimated RAL losses as a percent of total originations related to an increase in the amount of refunds held by the IRS for reasons such as errors in the tax return, tax return fraud and tax debts not previously disclosed to the Company.

At March 31st of each year the Company reserves for its estimated RAL losses for the year based on current year and historical funding patterns and based on information received from the IRS on current year payment processing. The Company charges off substantially all outstanding RALs by June 30th each year with subsequent collections recorded as recoveries. As of December 31, 2009, $18.1 million of charged-off RALs originated during 2009 were charged off compared to $15.3 million (includes $6.4 million of securitized RALs) at December 31, 2008 for RALs originated during 2008, representing 0.93% and 0.86% of total gross RALs originated during the respective tax years by the Company.

TRS non interest income decreased $5.3 million, or 170%, for the year ended December 31, 2009 compared to the same period in 2008. Approximately $12.8 million of the net change in non interest income was due to the change in the Company's funding strategy for the tax business during the first quarter 2009 tax season. The securitization utilized during 2008 had the effect of reclassifying the fee income earned, interest expense paid for securitized RALs and provision expense for securitized RALs into "Net RAL securitization income," which is a component of non interest income. During 2009, these items were classified in interest income on loans, interest expense on deposits and provision for loan losses, respectively. The Company recognized net RAL securitization income of $13.3 million (with $12.6 million associated with the first quarter) and sold $1.1 billion RALs into the securitization during 2008.

Net ERC fees increased $7.5 million, or 42%, for the year ended December 31, 2009 compared to the same period in 2008 attributable to the overall increase in volume at TRS during the tax season. The increase in ERC fees was consistent with the growth in the overall tax program, which resulted from additional business obtained through the Company's Jackson Hewitt relationship and through the Company's independent tax-preparer customer base.

Substantially all RALs issued by the Company each year are made during the first quarter. Losses associated with RALs result from the IRS not remitting taxpayer refunds to the Company associated with a particular tax return. This occurs for a number of reasons, including errors in the tax return, tax return fraud and tax debts not previously disclosed to the Company during its underwriting process. While the RAL application form is completed by the taxpayer in the tax-preparer's office, the credit approval criteria is established by TRS and the underwriting decision is made by TRS. TRS reviews and evaluates all tax returns to determine the likelihood of IRS payment. If any attribute of the tax return appears to fall outside of predetermined parameters, TRS will not originate the RAL.

Subsequent to the first quarter of 2009, the results of operations for the TRS business operating segment consist primarily of fixed overhead expenses and adjustments to the segment's estimated provision for loan losses, as estimated results became final. However, as was the case in 2008 and 2009, the fourth quarter may be significantly impacted by the funding strategy for the upcoming tax season. As detailed in the section titled *"TRS Funding – First Quarter 2010 Tax Season"* above under Item. 1 *"Business,"* the TRS business operating segment incurred a fourth quarter net loss of $1.4 million with approximately $173,000 attributable to the negative spread the segment earned on brokered deposits obtained for the upcoming first quarter 2010 tax season. For the fourth quarter of 2008, the TRS segment reported a net loss of $3.0 million with approximately $2.2 million attributable to the negative spread the segment earned on brokered deposits obtained for the upcoming first quarter 2009 tax season. The improvement from the fourth quarter of 2008 was due to the more favorable interest rate environment during the fourth quarter of 2009.

*Discussion of 2008 vs. 2007*

The total volume of tax return refunds processed during the first quarter 2008 tax season increased $3.9 billion, or 269%, over the same period in 2007. The Company originated $1.8 billion in RALs during 2008 compared to $577 million for the same period in 2007. Total ERC/ERD volume was $3.6 billion during 2008 compared to $876 million for the same period in 2007. The substantial anticipated growth at TRS primarily resulted from successful sales efforts to independent tax preparers and the previously disclosed Jackson Hewitt contracts signed in the latter half of 2007. These new contract opportunities became available to Republic when a large competitor announced its exit of the business in early 2007.

Prior to 2009, the Company implemented a RAL securitization to provide an alternative liquidity vehicle to brokered deposits. Approximately $1.1 billion, $350 million and $213 million in RALs were sold through the securitization during the first quarters of 2008, 2007 and 2006, respectively. The Company used brokered deposits and overnight borrowing lines to fund the remaining RALs that were retained on balance sheet.

During 2008, TRS earned $19.7 million in net RAL fee income, compared to $6.0 million for the same period in 2007. TRS also earned $17.8 million in net ERC/ERD revenue during 2008 compared to $4.2 million for the same period in 2007. Net RAL securitization income totaled $13.3 million for 2008 compared to $3.8 million for 2007. All of these increases were attributed to an increase in volume detailed in the preceding paragraphs.

TRS recorded $8.1 million and $2.9 million for net estimated losses associated with RALs retained on balance sheet during 2008 and 2007. The increase in estimated losses associated with RALs was primarily due to the increased volume offset by lower confirmed fraud and a decline in the amount of refunds held by the IRS for reasons such as errors in the tax return, tax return fraud and tax debts not previously disclosed to the Company.

As mentioned above, total tax refund volume for 2008 increased 269% over 2007. Overall segment net income increased $10.4 million, or 366%, compared to the prior year. The higher net income related to the increase in volume discussed above, as well as lower RAL losses, lower confirmed fraud losses and a decline in the amount of refunds held by the IRS for reasons such as audits and liens from prior debts offset by the increase in non interest expenses.

**Table 2 – Net RAL Securitization Income**

Detail of Net RAL securitization income follows:

| Year Ended December 31, *(in thousands)* | **2009** | 2008 | 2007 |
|---|---|---|---|
| Net gain on sale of RALs | **$ -** | $ 8,307 | $ 2,261 |
| Increase in securitization residual | **514** | 5,040 | 1,511 |
| Net RAL securitization income | **$ 514** | $ 13,347 | $ 3,772 |

*For additional discussion regarding TRS, see the following sections:*

- *Part I Item 1 "Business"*
- *Part I Item 1A "Risk Factors"*
- *Part II Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations:"*
    - *"Critical Accounting Policies and Estimates"*
    - *"Recent Developments"*
    - *"Overview"*
    - *"Results of Operations"*
    - *"Financial Condition"*
- *Part II Item 8 "Financial Statements and Supplementary Data:"*
    - *Footnote 1 "Summary of Significant Accounting Policies"*
    - *Footnote 3 "Loans and Allowance for Loan Losses"*
    - *Footnote 4 "Securitization"*
    - *Footnote 22 "Segment Information"*

**Net Interest Income**

The largest source of Republic's revenue is net interest income. Net interest income is the difference between interest income on interest-earning assets, such as loans and investment securities and the interest expense on liabilities used to fund those assets, such as interest-bearing deposits, securities sold under agreements to repurchase and borrowings. Net interest income is impacted by both changes in the amount and composition of interest-earning assets and interest-bearing liabilities, as well as market interest rates.

***Discussion of 2009 vs. 2008***

Total Company net interest income increased $34.1 million, or 26%, for the year ended December 31, 2009 compared to the same period in 2008. The total Company net interest margin increased 84 basis points to 5.04% for the same period. The overall reduction in the Company's cost of funds is illustrated in Table 4 *"Volume/Rate Variance Analysis."* The most significant components comprising the total Company increase in net interest income were as follows:

**Traditional Banking segment**

Net interest income decreased $841,000, or 1%, for 2009 compared to 2008. The traditional Bank's net interest margin for the year ended December 31, 2009 declined 17 basis points compared to 2008, to 3.79%. From 2007 through early 2009, net interest income within the Traditional Banking segment benefitted from low short-term interest rates in combination with a "steep" yield curve and an increase in average-earning assets. The month-to-month improvement in this benefit when comparing to the same month in the previous year, however, began to decrease in late 2008, as the Company could no longer lower the rate on many of its interest-bearing liabilities, while it's higher yielding interest-earning assets continued to paydown and reprice lower. A significant cause of the decline in the yield on interest-earning assets was the large amount of excess cash the Bank had on hand during 2009 earning a maximum of 0.25% at the Federal Reserve Bank ("FRB"). In addition, on the liability side of the balance sheet, the Bank extended maturities on $185 million of its Federal Home Loan Bank ("FHLB") advances during the first and second quarters of 2009 in order to mitigate its risk position from a future rise in short-term interest rates. The weighted average cost of these advances went from 0.25% on an overnight basis to 2.99% after their maturities were extended.

As a result of the factors above, the comparison of the net interest income each month to same month in the prior year became negative during the second quarter of 2009. While the Bank was able to offset this monthly decline somewhat during the third quarter of 2009, this negative trend continued to a larger extent in the fourth quarter of 2009. To reduce the negative impact of its declining net interest margin during 2009, the Bank chose to lower its offering rates for new and renewing certificates of deposits, and in particular, to those clients who only held only certificates of deposit at the Bank. As a result of this strategy, the Bank was able to reduce much of its excess, low-yielding cash balances on hand during the year, as well as further reduce its cost of interest-bearing liabilities.

Within its interest-earning assets, in order to take advantage of the steep yield curve, the Bank initiated two separate programs in 2009 to retain pools of 15-year fixed rate residential real estate loans, which the Company has traditionally sold into the secondary market. The Bank initiated these programs to offset the reduction in its traditional loan portfolio, which resulted from a tightening of the Bank's credit standards and a shift in consumer demand to fixed rate secondary market loan products. These retained pools reached approximately $95 million in outstanding balances at December 31, 2009. The Bank funded these loans with an equal amount of fixed rate advances from the FHLB with an average life of approximately five years. The overall yield on these loans was approximately 4.70% with an overall funding cost associated with the corresponding FHLB advances of 2.90%.

The Company continues to experience paydowns in its loan and investment portfolios. These paydowns have caused, and will continue to cause, compression in Republic's net interest income and net interest margin, as the cash received from these paydowns is reinvested at lower yields. Additionally, because the Federal Funds Target rate ("FFTR") (the index which many of the Company's short-term deposit rates track) has remained at a target range between 0.00% and 0.25%, no future FFTR decreases from the Federal Open Markets Committee ("FOMC") of the FRB are possible, exacerbating the compression to the Company's net interest income and net interest margin caused by its repricing loans and investments. The Company is unable to precisely determine the ultimate negative impact to the Company's net interest spread and margin in the future because several factors remain unknown at this time, such as future demand for financial products and the overall future need for liquidity, among many other factors.

*For additional information on the potential future effect of changes in short-term interest rates on Republic's net interest income, see Table 28 "Interest Rate Sensitivity for 2009" in this section of the document.*

**TRS segment**

Net interest income within the TRS segment increased $34.5 million, or 190%, for the year ended December 31, 2009 compared to the same period in 2008. The increase in net interest income within the TRS segment was due to a 39% growth in the dollar volume of RALs originated combined with the change in funding strategy for TRS from the prior year. During the 2009 tax season, all $57.0 million in net RAL fee income was included in interest income on loans, while only $19.7 million in net RAL fee income during the 2008 tax season was included in interest income on loans with $21.6 million in net RAL fees recorded as a component of net RAL securitization income.

*For additional discussion regarding TRS, see the following sections:*

- *Part I Item 1 "Business"*
- *Part I Item 1A "Risk Factors"*
- *Part II Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations:"*
    - *"Critical Accounting Policies and Estimates"*
    - *"Recent Developments"*
    - *"Overview"*
    - *"Results of Operations"*
    - *"Financial Condition"*
- *Part II Item 8 "Financial Statements and Supplementary Data:"*
    - *Footnote 1 "Summary of Significant Accounting Policies"*
    - *Footnote 3 "Loans and Allowance for Loan Losses"*
    - *Footnote 4 "Securitization"*
    - *Footnote 22 "Segment Information"*

*Discussion of 2008 vs. 2007*

**Traditional Banking segment**

For 2008, net interest income was $111.2 million, an increase of $23.9 million, or 27%, over the same period in 2007. The Company experienced an increase in net interest income within the traditional Banking segment primarily related to a significant reduction in the Company's cost of funds resulting from declining short-term interest rates in combination with a "steepening" of the yield curve.

From September 2007 through the end of 2007, the FOMC lowered the FFTR by 100 basis points ending 2007 at 4.25%. During the first and second quarters of 2008, the FOMC dropped the FFTR another 200 basis points and 25 basis points, respectively. There were no FFTR changes during the third quarter of 2008. During October of 2008, the FOMC lowered the FFTR two additional times for a total of 100 basis points. In December of 2008, the FFTR was lowered once again to end the year at an unprecedented target range between 0.00% and 0.25%. Because the Bank's interest-bearing liabilities are more sensitive to interest rate movements than its interest-earning assets, the decreases in the FFTR significantly benefited the Bank's net interest income and net interest margin during and subsequent to 2008.

**TRS segment**

Net interest income within the TRS segment increased $11.3 million, or 168%, for 2008 compared to 2007. The increase in net interest income within the TRS segment was due to a 212% growth in the dollar volume of RALs originated.

Table 3 provides detailed information as to average balances, interest income/expense and rates by major balance sheet category for 2009, 2008 and 2007. Table 4 provides an analysis of the changes in net interest income attributable to changes in rates and changes in volume of interest-earning assets and interest-bearing liabilities for the same periods.

## Table 3 – Average Balance Sheets and Interest Rates for Years Ended December 31,

| *(dollars in thousands)* | 2009 Average Balance | 2009 Interest | 2009 Average Rate | 2008 Average Balance | 2008 Interest | 2008 Average Rate | 2007 Average Balance | 2007 Interest | 2007 Average Rate |
|---|---|---|---|---|---|---|---|---|---|
| **ASSETS** | | | | | | | | | |
| **Interest-earning assets:** | | | | | | | | | |
| Taxable investment securities(1) | $ 535,164 | $ 19,535 | 3.65% | $ 627,808 | $ 30,145 | 4.80% | $ 607,406 | $ 31,636 | 5.21% |
| Tax exempt investment securities(1)(4) | 1,832 | 23 | 1.90% | 1,818 | 57 | 4.82% | 1,783 | 103 | 8.89% |
| Federal funds sold and other interest-earning deposits | 341,126 | 1,024 | 0.30% | 92,978 | 1,375 | 1.48% | 7,437 | 416 | 5.59% |
| Loans and fees(2)(3) | 2,372,008 | 192,023 | 8.10% | 2,369,691 | 170,565 | 7.20% | 2,359,617 | 166,942 | 7.07% |
| Total interest-earning assets | 3,250,130 | 212,605 | 6.54% | 3,092,295 | 202,142 | 6.54% | 2,976,243 | 199,097 | 6.69% |
| Less: Allowance for loan losses | 22,005 | | | 15,556 | | | 11,885 | | |
| **Non interest-earning assets:** | | | | | | | | | |
| Non interest-earning cash and cash equivalents | 99,461 | | | 74,036 | | | 54,936 | | |
| Premises and equipment, net | 40,990 | | | 40,969 | | | 37,052 | | |
| Other assets(1) | 47,149 | | | 40,691 | | | 35,587 | | |
| Total assets | $ 3,415,725 | | | $ 3,232,435 | | | $ 3,091,933 | | |
| **LIABILITIES AND STOCK-HOLDERS' EQUITY** | | | | | | | | | |
| **Interest-bearing liabilities:** | | | | | | | | | |
| Transaction accounts | $ 253,433 | $ 245 | 0.10% | $ 230,144 | $ 775 | 0.34% | $ 222,501 | $ 1,597 | 0.72% |
| Money market accounts | 581,220 | 3,172 | 0.55% | 594,272 | 10,538 | 1.77% | 597,832 | 24,539 | 4.10% |
| Time deposits | 389,635 | 10,319 | 2.65% | 448,548 | 17,179 | 3.83% | 476,906 | 21,262 | 4.46% |
| Brokered deposits | 459,989 | 8,151 | 1.77% | 326,316 | 11,989 | 3.67% | 144,144 | 7,304 | 5.07% |
| Total deposits | 1,684,277 | 21,887 | 1.30% | 1,599,280 | 40,481 | 2.53% | 1,441,383 | 54,702 | 3.80% |
| Securities sold under agreements to repurchase and other short-term borrowings | 323,688 | 1,063 | 0.33% | 375,676 | 6,200 | 1.65% | 433,809 | 19,079 | 4.40% |
| Federal Home Loan Bank advances | 630,294 | 23,277 | 3.69% | 588,381 | 23,215 | 3.95% | 623,050 | 28,323 | 4.55% |
| Subordinated note | 41,240 | 2,515 | 6.10% | 41,240 | 2,522 | 6.12% | 41,240 | 2,515 | 6.10% |
| Total interest-bearing liabilities | 2,679,499 | 48,742 | 1.82% | 2,604,577 | 72,418 | 2.78% | 2,539,482 | 104,619 | 4.12% |
| **Non interest-bearing liabilities and Stockholders' equity:** | | | | | | | | | |
| Non interest-bearing deposits | 381,665 | | | 321,308 | | | 281,926 | | |
| Other liabilities | 48,697 | | | 38,972 | | | 27,558 | | |
| Stockholders' equity | 305,864 | | | 267,578 | | | 242,967 | | |
| Total liabilities and stock-holders' equity | $ 3,415,725 | | | $ 3,232,435 | | | $ 3,091,933 | | |
| Net interest income | | $ 163,863 | | | $ 129,724 | | | $ 94,478 | |
| Net interest spread | | | 4.72% | | | 3.76% | | | 2.57% |
| Net interest margin | | | 5.04% | | | 4.20% | | | 3.17% |

*(continued)*

**Table 3 – Average Balance Sheets and Interest Rates for Years Ended December 31,** *(continued)*

---

(1) *For the purpose of this calculation, the fair market value adjustment on investment securities resulting from FASB ASC topic 320 "Investments – Debt and Equity Securities" is included as a component of other assets.*
(2) *The amount of loan fee income included in total interest income was $60.7 million, $24.4 million and $10.3 million for the years ended December 31, 2009, 2008 and 2007.*
(3) *Average balances for loans include the principal balance of non-accrual loans and loans held for sale.*
(4) *Yields on tax exempt investment securities have been computed based on a fully tax-equivalent basis using the federal income tax rate of 35%.*

Table 4 illustrates the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities impacted Republic's interest income, interest expense and net interest income during the periods indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (changes in volume multiplied by prior rate), (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume) and (iii) net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

**Table 4 – Volume/Rate Variance Analysis**

| | | Year Ended December 31, 2009 Compared to Year Ended December 31, 2008 | | | Year Ended December 31, 2008 Compared to Year Ended December 31, 2007 | |
|---|---|---|---|---|---|---|
| | | Increase / (Decrease) Due to | | | Increase / (Decrease) Due to | |
| *(in thousands)* | Total Net Change | Volume | Rate | Total Net Change | Volume | Rate |
| *Interest income:* | | | | | | |
| Taxable investment securities | $ (10,610) | $ (4,042) | $ (6,568) | $ (1,491) | $ 1,038 | $ (2,529) |
| Tax exempt investment securities | (34) | - | (34) | (46) | 2 | (48) |
| Federal funds sold and other interest-earning deposits | (351) | 1,417 | (1,768) | 959 | 1,477 | (518) |
| Loans and fees | 21,458 | 41,062 | (19,604) | 3,623 | 1,548 | 2,075 |
| Net change in interest income | 10,463 | 38,437 | (27,974) | 3,045 | 4,065 | (1,020) |
| *Interest expense:* | | | | | | |
| Transaction accounts | (530) | 71 | (601) | (822) | 53 | (875) |
| Money market accounts | (7,366) | (227) | (7,139) | (14,001) | (145) | (13,856) |
| Time deposits | (6,860) | (2,048) | (4,812) | (4,083) | (1,211) | (2,872) |
| Brokered deposits | (3,838) | 3,788 | (7,626) | 4,685 | 7,147 | (2,462) |
| Securities sold under agreements to repurchase and other short-term borrowings | (5,137) | (757) | (4,380) | (12,879) | (2,275) | (10,604) |
| Federal Home Loan Bank advances | 62 | 1,598 | (1,536) | (5,108) | (1,514) | (3,594) |
| Subordinated note | (7) | - | (7) | 7 | - | 7 |
| Net change in interest expense | (23,676) | 2,425 | (26,101) | (32,201) | 2,055 | (34,256) |
| Net change in net interest income | $ 34,139 | $ 36,012 | $ (1,873) | $ 35,246 | $ 2,010 | $ 33,236 |

**Provision for Loan Losses**

The Company recorded a provision for loan losses of $34.0 million for the year ended December 31, 2009, compared to $16.2 million for the same period in 2008. *See the section titled "Allowance for Loan Losses and Provision for Loan Losses" for additional discussion regarding the provision for loan losses.*

**Non Interest Income**

**Table 5 – Analysis of Non Interest Income**

| Year Ended December 31, *(dollars in thousands)* | 2009 | 2008 | 2007 | Percent Increase/(Decrease) 2009/2008 | 2008/2007 |
|---|---|---|---|---|---|
| Service charges on deposit accounts | **$ 19,156** | $ 19,404 | $ 18,577 | **-1%** | 4% |
| Electronic refund check fees | **25,289** | 17,756 | 4,189 | **42%** | 324% |
| Net RAL securitization income | **514** | 13,347 | 3,772 | **-96%** | 254% |
| Mortgage Banking income | **11,021** | 3,536 | 2,973 | **212%** | 19% |
| Debit card interchange fee income | **5,114** | 4,776 | 4,387 | **7%** | 9% |
| Net gain on sales and calls of investment securities | **-** | 1,917 | 8 | **-100%** | NM |
| Net impairment loss on investment securities | **(5,822)** | (16,281) | - | **-64%** | NM |
| Insurance settlement gain | **-** | - | 1,877 | **0%** | -100% |
| Other | **2,349** | 1,505 | 2,068 | **56%** | -27% |
| Total non interest income | **$ 57,621** | $ 45,960 | $ 37,851 | **25%** | 21% |

***Discussion of 2009 vs. 2008***

Non interest income increased $11.7 million, or 25%, for 2009 compared to 2008. The most significant components comprising the total Company increase in non interest income were as follows:

**Traditional Banking segment**

Traditional Banking segment non interest income increased $9.2 million, or 81%, for 2009 compared to 2008, primarily because the net impairment loss on investment securities recorded during 2009 was less than the net loss recorded during 2008. The Company recognized a net impairment loss on investment securities of $5.8 million during 2009 compared to $16.3 million during the same period in 2008. The majority of the net impairment loss recognized in 2009 and 2008 related to non cash OTTI charges associated with the Company's private label mortgage backed securities and other private label mortgage-related securities and the Company's. *See Footnote 2 "Investment Securities" of Part II Item 8 "Financial Statements and Supplementary Data" for additional discussion.*

**TRS segment**

TRS non interest income decreased $5.3 million, or 17%, during 2009 compared to 2008. Approximately $12.8 million of the net change in non interest income was due to the change in the Company's funding strategy for the tax business during the first quarter 2009 tax season. The securitization utilized during 2008 had the effect of reclassifying the fee income earned, interest expense paid for securitized RALs and provision expense for securitized RALS into "Net RAL securitization income," which is a component of non interest income. During 2009, these items were classified in interest income on loans, interest expense on deposits and provision for loan losses, respectively, as all RALs were retained on balance sheet. The Company recognized net RAL securitization income of $13.3 million and sold $1.1 billion of RALs into the securitization during 2008, with $12.6 million associated with the first quarter of 2008.

*See the section titled "Tax Refund Solutions" and Table 2, "Net RAL Securitization Income" for additional discussion regarding the 2008 TRS RAL securitization.*

Net ERC fees increased $7.5 million, or 42%, for 2009 compared to 2008 attributable to the overall increase in volume at TRS during the tax season. The increase in ERC fees was consistent with the growth in the overall tax program, which resulted from additional business obtained through the Company's Jackson Hewitt relationship and through the Company's independent tax-preparer customer base.

*For additional discussion regarding TRS, see the following sections:*

- *Part I Item 1 "Business"*
- *Part I Item 1A "Risk Factors"*
- *Part II Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations:"*
  - *"Critical Accounting Policies and Estimates"*
  - *"Recent Developments"*
  - *"Overview"*
  - *"Results of Operations"*
  - *"Financial Condition"*
- *Part II Item 8 "Financial Statements and Supplementary Data:"*
  - *Footnote 1 "Summary of Significant Accounting Policies"*
  - *Footnote 3 "Loans and Allowance for Loan Losses"*
  - *Footnote 4 "Securitization"*
  - *Footnote 22 "Segment Information"*

**Mortgage Banking segment**

Within the Mortgage Banking segment, Mortgage Banking income increased $7.5 million, or 212%, during 2009 compared to 2008. The majority of this increase was in the "gain on sale of loan" category, as historically low long-term interest rates during the first half of 2009 caused an increase in demand for 15 and 30-year fixed rate loans, which the Company primarily sold into the secondary market. The Company sold $556 million in fixed rate loans into the secondary market during 2009 compared to $235 million during 2008.

Due to the significant reduction in long-term interest rates during December of 2008, the fair value of the MSR portfolio declined as prepayment speed assumptions were adjusted upwards resulting in an impairment charge of $1.3 million for the fourth quarter and year ended December 31, 2008. During the first quarter of 2009, prepayment speed assumptions stabilized to levels similar to those assumed in the third quarter of 2008 and the Company reversed $1.1 million from the valuation allowance. During the second quarter of 2009, the Company reversed the remaining impairment charge of $122,000. There were no impairment charges recorded prior to the fourth quarter of 2008 and no MSR valuation allowance existed at December 31, 2009.

As of December 31, 2009, the Company had $5 million in loans held for sale with $29 million in fixed rate loan commitments to its customers and $32 million in mandatory forward sales contracts primarily to Freddie Mac. At December 31, 2008, the Company had $11 million in loans held for sale with $67 million in fixed rate loan commitments to its customers and $44 million in mandatory forward sales contracts primarily to Freddie Mac.

*Discussion of 2008 vs. 2007*

Traditional Banking segment

Service charges on deposit accounts increased $827,000, or 4%, during 2008 compared to 2007. The increase was primarily due to growth in the Company's checking account base in conjunction with growth in the Bank's "Overdraft Honor" program, which permits selected customers to overdraft their accounts up to a predetermined dollar amount (up to a maximum of $1,000) for the Bank's customary overdraft fee. The Company also increased its overdraft fee by 3% in March of 2008. Included in service charges on deposits are net per item overdraft/NSF fees of $13.6 million and $13.7 million for 2008 and 2007, respectively.

Debit card interchange fee income increased $389,000, or 9%, during 2008 compared to 2007 consistent with the overall growth in customer transaction volume, attributed primarily to a customer rewards program for debit card usage. The increase in debit card interchange income was substantially offset by a $139,000, or 6%, increase in debit card processing expenses.

The Company recognized a net impairment loss on investment securities of $16.3 million during 2008, primarily as a result of various OTTI charges recorded for five private label mortgage backed and other private label mortgage-related investment securities, as well as the Company's Freddie Mac preferred stock investment. The OTTI charges the Company recorded during 2008 were partially offset by $1.5 million in security gains recorded during the fourth quarter of 2008 resulting from the sale of $81 million of U.S. Government agency and mortgage backed securities. The Company elected to sell these investments because management believed that these securities would experience substantial paydowns in the near-term resulting from a significant decline in mortgage rates. *See additional discussion under Footnote 2 "Investment Securities" of Part II Item 8 "Financial Statements and Supplementary Data."*

TRS segment

ERC fees and Net RAL securitization income increased $13.6 million and $9.6 million, respectively, for 2008 compared to 2007. The increase was attributable to the overall increase in volume at TRS in combination with a lower estimated loss rate on underlying securitized RALs.

Mortgage Banking segment

Mortgage Banking income increased $563,000 during 2008 compared to 2007. The rise in Mortgage Banking income was primarily due to an increase in net gain on sale of loans, which resulted from an increase in the volume of loans sold in combination with an increase in the value of the servicing component assigned by the Company for loans sold "servicing retained" during the period.

Due to the significant reduction in long-term interest rates during the last part of 2008, the fair value of the MSR portfolio declined dramatically as prepayment speed assumptions were adjusted upwards. At December 31, 2008, management determined that the MSR portfolio was impaired and recorded a valuation allowance of $1.3 million. There were no impairment charges recorded in 2007. In addition, during 2008, the Company charged higher closing costs to its clients for fixed rate secondary market products and recognized a $372,000 gain related to the adoption of SAB 109 *"Written Loan Commitments Recorded at Fair Value Through Earnings"* and SFAS 159, *"The Fair Value Option for Financial Assets and Financial Liabilities,"* which were subsequently incorporated into FASB ASC topic 825.

**Non Interest Expenses**

**Table 6 – Analysis of Non Interest Expenses**

| | | | | Percent Increase/(Decrease) | |
|---|---|---|---|---|---|
| Year Ended December 31, *(dollars in thousands)* | **2009** | 2008 | 2007 | **2009/2008** | 2008/2007 |
| Salaries and employee benefits | **$ 51,173** | $ 52,118 | $ 44,162 | **-2%** | 18% |
| Occupancy and equipment, net | **22,370** | 19,760 | 17,904 | **13%** | 10% |
| Communication and transportation | **5,354** | 4,672 | 3,785 | **15%** | 23% |
| Marketing and development | **13,146** | 9,208 | 3,287 | **43%** | 180% |
| FDIC insurance expense | **4,993** | 1,152 | 264 | **333%** | 336% |
| Bank franchise tax expense | **2,643** | 2,598 | 2,552 | **2%** | 2% |
| Data processing | **3,017** | 2,771 | 2,675 | **9%** | 4% |
| Debit card processing expense | **3,096** | 2,402 | 2,263 | **29%** | 6% |
| Supplies | **2,398** | 1,649 | 1,749 | **45%** | -6% |
| Other real estate owned expense | **2,253** | 238 | 103 | **847%** | 131% |
| Other | **11,042** | 11,024 | 8,571 | **0%** | 29% |
| Total non interest expenses | **$ 121,485** | $ 107,592 | $ 87,315 | **13%** | 23% |

***Discussion of 2009 vs. 2008***

Non interest expenses increased $13.9 million, or 13%, during 2009 compared to 2008. Approximately $6.4 million of the increase related to TRS and was driven by the significant year-over-year growth in the program. Within the Company's other operating segments, non interest expenses increased $7.5 million for the year. The most significant components comprising the increase in non interest expense were as follows:

**Traditional Banking segment**

Occupancy and equipment increased $1.6 million during 2009 primarily due to growth in the Company's infrastructure and banking center network, as well as increased leasing costs and service agreements for the Company's technology and operating systems. In addition, during 2009, the Company recorded a pre-tax charge in occupancy and equipment of approximately $300,000 associated with remaining scheduled lease payments and acceleration of depreciation of fixed assets for one banking center that was closed and one card-based line of business that was exited.

FDIC insurance expense increased $3.3 million during 2009 to $4.4 million. The increase related primarily to higher recurring premium assessments, as well as a $1.4 million special assessment from the FDIC related to the second quarter of 2009. The FDIC implemented the special assessment to all banks nationally in order to replenish the Deposit Insurance Fund.

Other real estate owned ("OREO") expense increased $2.0 million during 2009 primarily due to write downs related to two properties held in Florida. One of the properties was sold during the second quarter of 2009.

**TRS segment**

Occupancy and equipment expense increased $980,000 during 2009 primarily due to higher leased and rented equipment and facility rent expense, as the Company continued to expand its infrastructure to accommodate the increased volume of the business.

Marketing and development expense increased $4.0 million during the year due to expenses associated with the Program and Technology Agreements related to the Jackson Hewitt relationship. The increase in 2009 was the result of additional transaction volume in conjunction with the amended agreements signed during the fourth quarter of 2008.

Communication and transportation expense increased $750,000 during the year consistent with the overall growth in the program.

FDIC insurance expense increased $550,000 during the year related primarily to higher premium assessments on brokered certificates of deposits acquired by the Company to fund the first quarter 2009 tax business.

*For additional discussion regarding TRS, see the following sections:*

- *Part I Item 1 "Business"*
- *Part I Item 1A "Risk Factors"*
- *Part II Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations:"*
    - *"Critical Accounting Policies and Estimates"*
    - *"Recent Developments"*
    - *"Overview"*
    - *"Results of Operations"*
    - *"Financial Condition"*
- *Part II Item 8 "Financial Statements and Supplementary Data:"*
    - *Footnote 1 "Summary of Significant Accounting Policies"*
    - *Footnote 3 "Loans and Allowance for Loan Losses"*
    - *Footnote 4 "Securitization"*
    - *Footnote 22 "Segment Information"*

*Discussion of 2008 vs. 2007*

Total non interest expense increased $20.2 million, or 23%, during 2008 compared to 2007. Approximately $13.6 million of the increase related to TRS and was driven by the significant year-over-year growth in the program and infrastructure. Within the Company's traditional Banking segment, non interest expenses increased $6.6 million, or 8% for 2008 compared to 2007.

Traditional Banking segment

Salaries and employee benefits increased $3.8 million during 2008 compared to 2007 due primarily to an increase in staffing associated with new banking center openings and higher costs associated with the Company's health insurance.

Occupancy and equipment increased $836,000 during 2008 compared to 2007 primarily due to growth in the Company's infrastructure and banking center network, as well as increased leasing costs and service agreements for the Company's technology and operating systems.

Other expense increased $2.0 million related to increases for FDIC insurance expense, contribution expenses, routine audit and professional fees, reimbursement of foreign automatic teller machine fees for the Company's "BreakFree" and "Ultimate" checking account clients and correspondent banking fees.

TRS segment

Salaries and employee benefits increased $4.2 million during 2008 compared to 2007 consistent with annual merit increases, increased staffing, including seasonal contract labor staffing, and increased incentive compensation accruals.

Occupancy and equipment expense increased $1.0 million during 2008 primarily due to higher leased and rented equipment and facility rent expense, as the Company expanded its infrastructure to accommodate the anticipated increase in volume.

Marketing and development expense increased $6.1 million during 2008 compared to 2007 due to expenses associated with the Program and Technology Agreements related to the Jackson Hewitt relationship.

Communication and transportation expense increased $500,000 during 2008 compared to 2007 consistent with the overall growth in the program.

Other expenses increased $1.8 million primarily due to expenses such as routine professional fees, fraud detection and identification verification and correspondent banking relationships. Included in professional fees was the annual review of the RAL underwriting by a third party consultant and routine annual audits of tax preparation offices nationwide.

## FINANCIAL CONDITION

### Cash and Cash Equivalents

Cash and cash equivalents include cash, deposits with other financial institutions with original maturities less than 90 days and federal funds sold. Republic had $1.1 billion in cash and cash equivalents at December 31, 2009 compared to $616 million at December 31, 2008. During the fourth quarter of 2009, the Company accumulated cash via brokered certificates of deposits totaling $921 million in preparation for the first quarter 2010 tax season. During the fourth quarter of 2008, the Company obtained cash via $918 million in brokered certificates of deposits to be utilized to fund the first quarter 2009 RAL program. This excess cash was primarily invested in short-term discount notes in 2008, while during 2009, the Company elected to hold the cash at the FRB.

At December 31, 2009, the Traditional Banking segment continued to have a significant sum of cash on hand from maturing securities and portfolio loans, which were refinanced into the secondary market. This cash held at the FRB earned a maximum of 0.25% in a variable interest rate account. The Company maintained this cash at the FRB for interest rate risk mitigation and because other investment alternatives were considered less attractive when considering the current economic environment and the Company's overall interest rate risk position.

**Investment Securities**

**Table 7 – Investment Securities Portfolio**

| December 31, *(in thousands)* | **2009** | 2008 | 2007 |
|---|---|---|---|
| Securities available for sale (fair value) | | | |
| U.S. Treasury securities and U.S. Government agencies | **$ 48,082** | $ 458,840 | $ 160,275 |
| Freddie Mac preferred stock | **-** | - | 1,541 |
| Private label mortgage backed and other private label mortgage-related securities | **5,901** | 14,678 | 32,475 |
| Mortgage backed securities | **238,154** | 308,235 | 320,073 |
| Collateralized mortgage obligations | **124,174** | 72,156 | 14,386 |
| Total securities available for sale | **416,311** | 853,909 | 528,750 |
| Securities to be held to maturity (carrying value) | | | |
| U.S. Treasury securities and U.S. Government agencies | **9,187** | 4,670 | 4,672 |
| Obligations of states and political subdivisions | **384** | 384 | 383 |
| Mortgage backed securities | **2,748** | 3,527 | 4,448 |
| Collateralized mortgage obligations | **38,605** | 42,184 | 42,383 |
| Total securities to be held to maturity | **50,924** | 50,765 | 51,886 |
| Total investment securities | **$ 467,235** | $ 904,674 | $ 580,636 |

Investment securities available for sale primarily consists of U.S. Treasury and U.S. Government agency obligations, including agency mortgage backed securities ("MBSs"), agency collateralized mortgage obligations ("CMOs") and private label mortgage backed and other private label mortgage-related investment securities. The agency MBSs primarily consist of hybrid mortgage investment securities, as well as other adjustable rate mortgage investment securities, underwritten and guaranteed by Ginnie Mae ("GNMA"), Freddie Mac ("FHLMC") and Fannie Mae ("FNMA"). Agency CMOs held in the investment portfolio are substantially all floating rate investment securities that adjust monthly. The Company primarily uses the investment securities portfolio as collateral for securities sold under agreements to repurchase ("repurchase agreements"). Strategies for the investment securities portfolio may be influenced by economic and market conditions, loan demand, deposit mix and liquidity needs. The Company has historically invested in investment securities with shorter-term repricing features in order to mitigate its risk position from rising interest rates.

U.S. Treasury and U.S. Government agency obligations decreased $406 million at December 31, 2009 compared to December 31, 2008. During the fourth quarters of 2009 and 2008, the Company obtained $921 million and $918 million, respectively, in brokered certificates of deposits to be utilized to fund the first quarter 2010 and 2009 tax seasons. During the fourth quarter of 2008, the Company invested a larger portion of the funds obtained from the brokered certificates of deposits into short-term agency discount notes and callable securities which were called during the first quarter. During the fourth quarter of 2009, the Company held a larger portion of the funds obtained from the brokered certificates of deposits at the FRB as mentioned above.

*For discussion of the Company's private label mortgage backed and mortgage related securities, see "Critical Accounting Policies and Estimates" in this section of the document and Footnote 2 "Investment Securities" of Part II Item 8 "Financial Statements and Supplementary Data."*

**Detail of the Company's mortgage backed investment securities follows:**

**Table 8 – Mortgage Backed Investment Securities**

| December 31, 2009 *(in thousands)* | Fair Value |
|---|---|
| Private label mortgage backed and other private label mortgage-related of securities | $ 5,901 |
| Mortgage backed securities | 241,009 |
| Collateralized mortgage obligations | 162,755 |
| Total mortgage backed securities | $ 409,665 |

*For discussion of the Company's private label mortgage backed and mortgage related securities, see "Critical Accounting Policies and Estimates" in this section of the document and Footnote 2 "Investment Securities" of Part II Item 8 "Financial Statements and Supplementary Data."*

In addition, the Company holds agency structured notes in the investment portfolio which consist of step up bonds. A step up bond pays an initial coupon rate for the first period, and then a higher coupon rate for the following periods. These investments are predominantly classified as available for sale. The amortized cost and fair value of the structured note portfolio is as follows:

**Table 9 – Structured Notes**

| December 31, *(in thousands)* | 2009 | 2008 |
|---|---|---|
| Amortized cost | $ 15,002 | $ 45,000 |
| Fair value | 15,022 | 45,027 |

During 2009, Republic purchased $616 million in available for sale investment securities and had maturities and calls of $1.2 billion. Substantially all of the investment securities purchased were agency discount notes, which the Company utilized primarily for collateral purposes. The weighted average yield on these discount notes was 0.08% with an average term of 8 days. Substantially all of the cash received from the maturities and calls of the investment securities that was not reinvested into discount notes was utilized to pay down advances from the FHLB.

**Table 10 – Securities Available for Sale**

| December 31, 2009 *(dollars in thousands)* | Amortized Cost | Fair Value | Weighted Average Yield | Average Maturity in Years |
|---|---|---|---|---|
| U.S. Treasury securities and U.S. Government agencies: | | | | |
| Due in one year or less | $ 48,000 | $ 48,082 | 0.88% | 0.07 |
| Total U.S. Treasury securites and U.S. Government agencies*(1)* | 48,000 | 48,082 | 0.88% | 0.07 |
| Total private label mortgage backed and other private label mortgage-related securities | 8,085 | 5,901 | 13.56% | 1.50 |
| Total mortgage backed securities | 227,792 | 238,154 | 4.90% | 4.42 |
| Total collateralized mortgage obligations*(2)* | 123,536 | 124,174 | 1.55% | 4.60 |
| Total securities available for sale | $ 407,413 | $ 416,311 | 3.86% | 3.58 |

**Table 11 – Securities to be Held to Maturity**

| December 31, 2009 *(dollars in thousands)* | Carrying Value | Fair Value | Weighted Average Yield | Average Maturity in Years |
|---|---|---|---|---|
| **U.S. Treasury securities and** | | | | |
| **U.S. Government agencies:** | | | | |
| **Due in one year or less** ***(1)*** | $ 8,693 | $ 8,783 | 1.36% | 0.16 |
| **Due from one year to five years** | 494 | 494 | 3.48% | 1.44 |
| **Total U.S. Treasury securities and U.S. Government agencies:** | 9,187 | 9,277 | 2.31% | 0.49 |
| **Obligations of states and political subdivisions:** | | | | |
| **Due from one year to five years** | 384 | 422 | 6.00% | 3.50 |
| **Total mortgage backed securities** | 2,748 | 2,855 | 4.65% | 9.95 |
| **Total collateralized mortgage obligations** ***(2)*** | 38,605 | 38,581 | 1.65% | 8.96 |
| **Total securities to be held to maturity** | $ 50,924 | $ 51,135 | 1.96% | 7.44 |

*(1) – Includes securities with maturities extended beyond one year that are expected to be called during 2010.*
*(2) – The average maturity is calculated based on contractual maturity.*

**Loan Portfolio**

Net loans, primarily consisting of secured real estate loans, within the Traditional Banking segment decreased by $44 million during 2009 to $2.2 billion at December 31, 2009. The Company continued to experience a decline in most loan categories during 2009 due to several factors, including the current economic environment, stricter underwriting guidelines, decreasing borrower demand and higher pricing requirements for portfolio level loans. The Company currently expects to maintain these pricing and underwriting strategies until it sees improvement in these economic conditions. In addition, the Company experienced more borrowers opting for its long-term fixed rate secondary market loan over its portfolio adjustable rate mortgage products during 2009 due to the historically low fixed rate environment. As a result, the Company refinanced a portion of its residential portfolio into fixed rate loans which were sold into the secondary market. This shift in demand for fixed rate residential real estate loans also contributed significantly to the overall decline in the Company's loan portfolio during 2009.

In order to partially offset the decline in its loan portfolio and to take advantage of the current steepness in the yield curve, the Company initiated a program to retain 15-year fixed rate residential real estate loans on its balance sheet during 2009. The Company funded these loans through long-term, fixed rate advances from the FHLB for interest rate risk mitigation. By retaining these loans, the Company elected to forego the immediate gain on sale of approximately $2 million that it typically recognized on these transactions within the Mortgage Banking segment, and in the alternative, will recognize future net interest income. As of December 31, 2009, the Company had retained approximately $95 million in 15-year fixed rate loans with a weighted average yield of 4.70%. Management currently expects to retain up to $100 million of 15-year fixed rate loans under the current program, with a further evaluation of continuing the program when the $100 million level is reached. The Company anticipates a continued decline in its loan balances throughout 2010, whether it elects to retain or sell its 15-year fixed rate loans in the future.

At December 31, 2009, commercial real estate loans comprised 28% of the total gross loan portfolio and were concentrated primarily within the Bank's existing markets. These loans are principally secured by multi-family investment properties, single family residential developments, medical facilities, small business owner occupied offices, retail properties, hotels and other commercial real estate. These loans typically have interest rates that are initially fixed for one to ten years with the remainder of the loan term subject to repricing based on various market indices. In order to reduce the negative effect of refinance activity within the portfolio during a declining interest rate environment, the Company requires an early termination penalty on substantially all commercial real estate loans for a portion of the fixed term period. The Bank's underwriting standards typically include personal guarantees on most commercial real estate loans. Overall, commercial real estate loans decreased $18 million, or 3%, from December 31, 2008.

The table below illustrates Republic's loan portfolio composition for the past five years:

**Table 12 – Loan Portfolio Composition**

| December 31, *(in thousands)* | **2009** | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|
| Residential real estate | **$ 1,097,311** | $ 1,095,540 | $ 1,168,591 | $ 1,173,813 | $ 1,056,175 |
| Commercial real estate | **641,451** | 653,048 | 658,987 | 652,773 | 575,922 |
| Real estate construction | **83,090** | 99,395 | 163,700 | 105,318 | 84,850 |
| Commercial | **104,274** | 111,604 | 90,741 | 66,559 | 46,562 |
| Consumer | **21,651** | 28,056 | 33,310 | 40,408 | 34,677 |
| Overdrafts | **2,006** | 2,796 | 1,238 | 1,377 | 852 |
| Discontinued operations | **-** | - | - | - | 5,779 |
| Home equity | **318,449** | 313,418 | 280,506 | 258,640 | 265,895 |
| Total gross loans | **$ 2,268,232** | $ 2,303,857 | $ 2,397,073 | $ 2,298,888 | $ 2,070,712 |

The table below illustrates Republic's maturities and repricing frequency for the loan portfolio:

**Table 13 – Selected Loan Distribution**

| **December 31, 2009 *(in thousands)*** | **Total** | **One Year Or Less** | **Over One Through Five Years** | **Over Five Years** |
|---|---|---|---|---|
| **Fixed rate maturities:** | | | | |
| **Real estate:** | | | | |
| **Residential** | **$ 449,957** | **$ 116,428** | **$ 152,553** | **$ 180,976** |
| **Commercial** | **157,307** | **54,098** | **79,368** | **23,841** |
| **Construction** | **23,611** | **18,575** | **1,793** | **3,243** |
| **Commercial** | **42,670** | **10,865** | **26,954** | **4,851** |
| **Consumer, including overdrafts** | **13,138** | **6,976** | **2,699** | **3,463** |
| **Home equity** | **1,502** | **55** | **-** | **1,447** |
| **Total fixed** | **$ 688,185** | **$ 206,997** | **$ 263,367** | **$ 217,821** |
| **Variable rate repricing:** | | | | |
| **Real estate:** | | | | |
| **Residential** | **$ 647,354** | **$ 512,701** | **$ 133,801** | **$ 852** |
| **Commercial** | **484,144** | **357,446** | **126,138** | **560** |
| **Construction** | **59,479** | **59,230** | **249** | **-** |
| **Commercial** | **61,604** | **61,604** | **-** | **-** |
| **Consumer, including overdrafts** | **10,519** | **10,519** | **-** | **-** |
| **Home equity** | **316,947** | **316,947** | **-** | **-** |
| **Total variable** | **$ 1,580,047** | **$ 1,318,447** | **$ 260,188** | **$ 1,412** |

**Allowance for Loan Losses and Provision for Loan Losses**

The allowance for loan losses as a percent of total loans increased to 1.01% at December 31, 2009 compared to 0.64% at December 31, 2008. In general, the increase in the allowance for loan losses as a percentage of total loans was primarily attributable to additional reserves recorded based on the increase in past due, non-performing and classified loans. The Company believes, based on information presently available, that it has adequately provided for loan losses at December 31, 2009.

*For additional discussion regarding Republic's methodology for determining the adequacy of the allowance for loan losses, see the section titled "Critical Accounting Policies and Estimates" in this section of the document.*

***Discussion of provision for loan losses – 2009 vs. 2008***

The Company recorded a provision for loan losses of $34.0 million for the year ended December 31, 2009, compared to $16.2 million for the same period in 2008. The significant components comprising the increase in the provision for loan losses were as follows:

**Traditional Banking segment**

The provision for loan losses within the Traditional Banking segment was $15.9 million for the year ended December 31, 2009, compared to $8.2 million during the same period in 2008. The increase in the Traditional Banking segment provision for loan losses was attributable to additional reserves recorded based on the increase in past due loan balances, non-performing loan balances and classified loans. Additionally, the Company increased reserves based on recognition of qualitative factors such as the current economic environment. *See section titled "Asset Quality" for additional discussion of the Company's delinquent and non-performing loans.*

**TRS segment**

Within the TRS segment during 2009 (primarily the first quarter), the Company processed 39% more in dollars of RALs compared to the same period in 2008. The TRS segment's provision for loan losses increased from $8.1 million during the year ended December 31, 2008 (with $7.5 million related to the first quarter of 2008) to $18.1 million during the year ended December 31, 2009 (with $22.0 million related to the first quarter of 2009). Included as a reduction to the 2009 TRS provision for loan losses was $2.4 million representing a limited preparer-provided guarantee for RAL product performance. Substantially all of this credit was recorded during the first quarter of 2009. Not included in the 2008 net provision for loan losses was $6.4 million for losses associated with securitized RALs which were recorded as a reduction to Net RAL securitization income because these losses represented a decrease in the net present value of the future estimated cash flows of the residual interest. The increase in losses associated with RALs during 2009 was primarily due to the increased overall volume coupled with higher estimated RAL losses as a percent of total originations related to an increase in the amount of refunds held by the IRS for reasons such as errors in the tax return, tax return fraud and tax debts not previously disclosed to the Company.

As of December 31, 2009, $23.1 million of RALs originated during 2009 were charged off compared to $15.3 million (includes $6.4 million of securitized RALs) at December 31, 2008 for RALs originated during 2008, representing 0.93% and 0.86% of total gross RALs originated during the respective tax years by the Company.

*For additional discussion regarding TRS, see the following sections:*

- *Part I Item 1 "Business"*
- *Part I Item 1A "Risk Factors"*
- *Part II Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations:"*
    - *"Critical Accounting Policies and Estimates"*
    - *"Recent Developments"*
    - *"Overview"*
    - *"Results of Operations"*
    - *"Financial Condition"*
- *Part II Item 8 "Financial Statements and Supplementary Data:"*
    - *Footnote 1 "Summary of Significant Accounting Policies"*
    - *Footnote 3 "Loans and Allowance for Loan Losses"*
    - *Footnote 4 "Securitization"*
    - *Footnote 22 "Segment Information"*

*Discussion of provision for loan losses – 2008 vs. 2007*

The Company recorded a provision for loan losses of $16.2 million for the year ended December 31, 2008, compared to $6.8 million for the same period in 2007.

Traditional Banking segment

The Banking segment provision for loan losses was $8.2 million for the year ended December 31, 2008 compared to $3.9 million for the same period in 2007. In general, the increase in the allowance for loan losses was primarily attributable to reserves required for the increase in classified, delinquent and non-performing loans and a $968,000 adjustment recorded in the second quarter of 2008 related to several qualitative factors within the allowance calculation due to the generally deteriorating real estate market conditions. Approximately $2.8 million of the increase was related to one land development loan in Florida placed on non-accrual status during the first quarter of 2008.

TRS segment

Included in the provision for loan losses for 2008 and 2007 was $8.1 million and $2.9 million for net losses associated with RALs retained on balance sheet. The increase in losses associated with RALs was primarily due to the increased volume offset by lower confirmed fraud and a decline in the amount of refunds held by the IRS for reasons such as audits and liens from prior debts.

**Table 14 – Summary of Loan Loss Experience**

| Year Ended December 31, *(dollars in thousands)* | **2009** | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|
| Allowance for loan losses at beginning of year | **$ 14,832** | $ 12,735 | $ 11,218 | $ 11,009 | $ 13,554 |
| Addition resulting from acquisition of GulfStream | **-** | - | - | 387 | - |
| Charge offs: | | | | | |
| Real Estate: | | | | | |
| Residential | **(2,439)** | (1,356) | (553) | (601) | (448) |
| Commercial | **(956)** | (257) | (493) | (270) | (162) |
| Construction | **(1,196)** | (2,970) | (158) | (72) | (84) |
| Commercial | **(372)** | (98) | (132) | (215) | - |
| Consumer | **(1,784)** | (1,752) | (1,531) | (1,117) | (697) |
| Home Equity | **(1,915)** | (507) | (397) | (264) | (91) |
| Tax Refund Solutions | **(31,180)** | (9,206) | (4,246) | (1,358) | (2,213) |
| Discontinued operations | **-** | - | - | (409) | (212) |
| Total | **(39,842)** | (16,146) | (7,510) | (4,306) | (3,907) |
| Recoveries: | | | | | |
| Real Estate: | | | | | |
| Residential | **84** | 153 | 102 | 138 | 176 |
| Commercial | **120** | 215 | 213 | 65 | 87 |
| Construction | **102** | - | 1 | 86 | 34 |
| Commercial | **16** | 34 | 59 | 13 | 32 |
| Consumer | **479** | 432 | 446 | 425 | 289 |
| Home Equity | **23** | 48 | 37 | 49 | 35 |
| Tax Refund Solutions | **13,090** | 1,156 | 1,349 | 1,323 | 1,257 |
| Discontinued operations | **-** | - | - | 82 | 14 |
| Total | **13,914** | 2,038 | 2,207 | 2,181 | 1,924 |
| Net loan charge offs | **(25,928)** | (14,108) | (5,303) | (2,125) | (1,983) |
| Provision for loan losses from continuing operations | **33,975** | 16,205 | 6,820 | 2,302 | 340 |
| Provision for loan losses from discontinued operations | **-** | - | - | (355) | (902) |
| Allowance for loan losses at end of year | **$ 22,879** | $ 14,832 | $ 12,735 | $ 11,218 | $ 11,009 |
| Ratios: | | | | | |
| Allowance for loan losses to total loans | **1.01%** | 0.64% | 0.53% | 0.49% | 0.53% |
| Allowance for loan losses to non-performing loans | **53%** | 110% | 132% | 175% | 183% |
| Allowance for loan losses to non-performing assets | **48%** | 77% | 122% | 162% | 170% |
| Net loan charge offs to average loans outstanding - Total Company | **1.09%** | 0.60% | 0.22% | 0.10% | 0.15% |
| Net loan charge offs to average loans outstanding - Traditional Banking Segment | **0.34%** | 0.26% | 0.10% | 0.06% | 0.04% |

The table below depicts management's allocation of the allowance for loan losses by loan type. The allowance allocation is based on management's assessment of economic conditions, historical loss experience, loan volume, past due and non-accrual loans and other factors. Since these factors and management's assumptions are subject to change, the allocation is not necessarily indicative of future loan portfolio performance or future allowance allocation.

**Table 15 – Management's Allocation of the Allowance for Loan Losses**

| December 31, *(dollars in thousands)* | **2009** | | 2008 | | 2007 | | 2006 | | 2005 | |
|---|---|---|---|---|---|---|---|---|---|---|
| | **Allowance** | **Percent of Loans to Total Loans** | Allowance | Percent of Loans to Total Loans | Allowance | Percent of Loans to Total Loans | Allowance | Percent of Loans to Total Loans | Allowance | Percent of Loans to Total Loans |
| Residential real estate | **$ 4,949** | **48%** | $ 2,562 | 47% | $ 1,762 | 49% | $ 1,555 | 51% | $ 1,275 | 51% |
| Commercial real estate | **9,149** | **28%** | 6,554 | 29% | 6,316 | 27% | 5,724 | 28% | 5,492 | 28% |
| Real estate construction | **2,464** | **4%** | 1,508 | 4% | 1,012 | 7% | 910 | 5% | 916 | 4% |
| Commercial | **1,473** | **5%** | 1,086 | 5% | 931 | 4% | 498 | 3% | 460 | 2% |
| Consumer | **1,056** | **1%** | 479 | 1% | 378 | 1% | 378 | 2% | 761 | 2% |
| Home equity | **1,823** | **14%** | 678 | 14% | 371 | 12% | 188 | 11% | 186 | 13% |
| Unallocated | **1,965** | **-** | 1,965 | - | 1,965 | - | 1,965 | - | 1,919 | - |
| Total | **$ 22,879** | **100%** | $ 14,832 | 100% | $ 12,735 | 100% | $ 11,218 | 100% | $ 11,009 | 100% |

The following table sets forth the Company's classified assets in accordance with its classification system at the dates indicated:

**Table 16 – Classified Assets**

| December 31, *(in thousands)* | **2009** | 2008 | 2007 |
|---|---|---|---|
| Loss | **$ -** | $ - | $ - |
| Doubtful | **-** | - | - |
| Substandard | **30,333** | 9,705 | 10,740 |
| Special mention | **57,036** | 43,614 | 26,292 |
| Total | **$ 87,369** | $ 53,319 | $ 37,032 |

**Asset Quality**

The Company maintains a "watch list" of commercial and commercial real estate loans and reviews those loans on a regular basis. Generally, assets are designated as "watch list" loans to ensure more frequent monitoring. Watch list loans are reviewed to ensure proper earning status and management strategy. If it is determined that there is serious doubt as to performance in accordance with original terms of the contract, then the loan is generally downgraded and placed on non-accrual status.

Management evaluates the loan portfolio by reviewing the historical loss rate for each respective loan type and assigns risk multiples to certain categories to account for qualitative factors including current economic conditions. The average five year, two year and current year loss rates are reviewed in the analysis, as well as comparisons to peer group loss rates. Management makes allocations within the allowance for loan losses for specifically classified loans regardless of loan amount, collateral or loan type. In addition, historical loss rates for non-accrual loans and loans that are past due 90 days or more and that are not specifically classified are analyzed and applied based on respective balances and loan types.

Loan categories are evaluated utilizing subjective factors in addition to the historical loss calculations to determine a loss allocation for each of those types. As this analysis, or any similar analysis, is an imprecise measure of loss, the allowance is subject to ongoing adjustments. Therefore, management will often take into account other significant factors that may be necessary or prudent in order to reflect probable incurred losses in the total loan portfolio.

Loans, including impaired loans under FASB ASC topic 310-10-35, *"Receivables,"* but excluding consumer loans, are typically placed on non-accrual status when the loans become past due 75 days or more as to principal or interest, unless the loans are adequately secured and in the process of collection. Past due status is based on how recently payments have been received. When loans are placed on non-accrual status, all unpaid interest is reversed from interest income and accrued interest receivable. These loans remain on non-accrual status until the borrower demonstrates the ability to become and remain current or the loan or a portion of the loan is deemed uncollectible and is charged off.

Consumer loans are reviewed periodically and generally charged off when the loans reach 120 days past due or at any earlier point the loan is deemed uncollectible. RALs undergo a review in March and those delinquent RALs deemed uncollectible are charged off against the allowance for loan losses. All remaining RALs are charged off at June 30th each year. Collections subsequent to June 30th each year are recorded as recoveries.

**Non-performing Loans**

Non-performing loans include loans on non-accrual status and loans 90 days or more past due and still accruing. The non-performing loan category includes impaired loans totaling approximately $18 million.

Non-performing loans to total loans increased to 1.90% at December 31, 2009, from 0.58% at December 31, 2008, as the total balance of non-performing loans increased by $29 million for the period. The following table details the Company's non-performing assets and select non-performing loan ratios:

**Table 17 – Non-performing Loans and Non-performing Assets**

| December 31, *(dollars in thousands)* | **2009** | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|
| Loans on non-accrual status | **$ 43,136** | $ 11,324 | $ 8,303 | $ 5,980 | $ 5,725 |
| Loans past due 90 days or more and still on accrual | **8** | 2,133 | 1,318 | 413 | 295 |
| Total non-performing loans | **43,144** | 13,457 | 9,621 | 6,393 | 6,020 |
| Other real estate owned | **4,772** | 5,737 | 795 | 547 | 452 |
| Total non-performing assets | **$ 47,916** | $ 19,194 | $ 10,416 | $ 6,940 | $ 6,472 |
| Non-performing loans to total loans | **1.90%** | 0.58% | 0.40% | 0.28% | 0.29% |
| Non-performing assets to total loans (including OREO) | **2.11%** | 0.83% | 0.43% | 0.30% | 0.31% |

*(1) Loans on non-accrual status include impaired loans. See Footnote 3 "Loans and Allowance for Loan Losses" of Part II Item 8 "Financial Statements and Supplementary Data" for additional discussion regarding impaired loans.*

The increase in non-performing loans was spread primarily among the real estate construction, commercial real estate and residential real estate categories and is attributable to the current economic conditions, specifically the high unemployment rate and decline in the commercial real estate market. Approximately $15 million of Republic's total non-performing loans are in the residential real estate category with the underlying collateral located in the Company's primary market area of Kentucky. The Company does not consider any of these loans to be "sub prime". Residential real estate values in Kentucky have generally performed significantly better than the national average, and as a result, losses from these loans have been minimal in relation to the size of the Company's residential real estate portfolio despite the significant rise in delinquencies. The following table details the Company's non-performing loan composition:

The composition of non-performing loans follows:

**Table 18 – Non-performing Loan Composition**

| December 31, *(in thousands)* | **2009** | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|
| Residential real estate | **$ 14,832** | $ 7,147 | $ 6,644 | $ 3,804 | $ 3,219 |
| Commercial real estate | **16,850** | 2,665 | 1,750 | 2,092 | 1,700 |
| Real estate construction | **9,500** | 2,749 | 882 | 233 | 644 |
| Commercial | **647** | 243 | 113 | 66 | 166 |
| Consumer | **71** | 86 | 109 | 62 | 129 |
| Home equity | **1,244** | 567 | 123 | 136 | 162 |
| Total non-performing loans | **$ 43,144** | $ 13,457 | $ 9,621 | $ 6,393 | $ 6,020 |

Approximately $26 million of the increase in total non-performing loans at December 31, 2009 related to commercial real estate and real estate construction loans that were newly classified as non-performing during 2009. These loans had allocated loan loss reserves of $2.9 million or 11.56% of their balances as of December 31, 2009 and were secured primarily by commercial properties. In addition to the primary collateral, the Company also obtained in many cases, at the time of origination, personal guarantees from the principal borrowers and secured liens on the guarantors' primary residences. Based on the Company's on-going internal loan review, which includes recent collateral appraisals and updated borrower and guarantor financial analysis, management believes its overall collateral position in relation to these $26 million in newly classified loans is strong as of December 31, 2009. As a result, the allowance to non-performing loan ratio was 53% and 110% at December 31, 2009 and 2008.

Of the remaining $13 million increase non-performing loans as of December 31, 2009, the Company had allocated loan loss reserves of $2.7 million, or 19.13% of their balances. Based on the Company's review of the large individual non-performing commercial credits, as well as its migration analysis for its single 1-4 family residential real estate non-performing portfolio, management believes that its reserves as of December 31, 2009, are adequate to absorb probable losses on these loans.

Approximately $9 million in relationships classified as non-performing at December 31, 2008, were removed from the non-performing loan classification during 2009. Approximately $1.3 million or 15%, of these loans were removed from the non-performing category because they were charged-off. Approximately $3.4 million in loan balances were transferred to other real estate owned ("OREO"), while the remaining $4.1 million was refinanced at other financial institutions and to a lesser extent returned to accrual status. *See additional discussion at Part I Item 1A "Risk Factors."*

Interest income that would have been recorded if non-accrual loans were on a current basis in accordance with their original terms was $3.4 million, $705,000 and $592,000 in 2009, 2008 and 2007.

The following table details the activity of the Company's non-performing loans for the year ended December 31, 2009.

**Table 19 – Rollforward of 2009 Non-performing Loan Activity**

| *(in thousands)* | **2009** |
|---|---|
| **Non-performing loans at January 1, 2009** | **$ 13,457** |
| **Loans added to non-performing status** | **39,280** |
| **Loans removed from non-performing status** | **(8,814)** |
| **Principal paydowns** | **(779)** |
| **Non-performing loans at December 31, 2009** | **$ 43,144** |

**Delinquent Loans**

As detailed in the table below, at December 31, 2009 the heaviest concentration of past due loans was in the real estate construction category which was primarily comprised of five land development relationships. As a result of the increase in delinquency rates and non-performing loans, the Company adjusted its estimated loss percentages within its loan loss allowance calculation by loan composition to give greater consideration to the current economic conditions. Despite the deterioration in credit quality measures, the annualized net charge-off ratio within the Traditional Banking segment remained relatively low at 0.34%. Current year charge-off levels have remained relatively low as compared to our delinquency and non-performing rates due to the Company's emphasis on collections and proactive management.

**Table 20 – Past Due Loans to Total Loans by Loan Type *(1)***

| December 31, | **2009** | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|
| Residential real estate | **2.06%** | 1.07% | 0.68% | 0.42% | 0.36% |
| Commercial real estate | **2.19%** | 0.68% | 0.52% | 0.64% | 0.17% |
| Real estate construction | **4.91%** | 5.22% | 1.36% | 0.58% | 0.76% |
| Commercial | **0.43%** | 0.45% | 0.28% | 0.49% | 0.78% |
| Consumer | **2.17%** | 1.96% | 2.72% | 1.49% | 1.58% |
| Home equity | **0.99%** | 0.73% | 0.60% | 0.25% | 0.30% |
| Total portfolio | **1.98%** | 1.07% | 0.69% | 0.49% | 0.35% |

*(1) – Represents total loans over 30 days past due divided by total loans.*

**OREO**

OREO decreased $965,000 at December 31, 2009 compared to December 31, 2008. Approximately $4 million of the net decline relates to the Company's largest OREO property that was sold during the second quarter of 2009. The Company recorded an additional write-down of $372,000 related to this property during the first quarter of 2009. Also, during the first quarter of 2009, the Company transferred $2 million from fixed assets to OREO, as management modified its intent to develop a banking center on land acquired during the GulfStream Community Bank purchase in October of 2006. The Company recorded an OREO write-down of $1.3 million related to this property during the first quarter of 2009.

**Impaired Loans**

Republic's policy is to charge off all or that portion of its investment in an impaired loan upon a determination that it is probable the full amount will not be collected.

Impaired loans totaled $49 million at December 31, 2009 compared to $12 million at December 31, 2008. The increase in impaired loans is related to 22 commercial credit relationships totaling $26 million which were newly classified as impaired in 2009 and had allocated loan loss reserves of $3.1 million as of December 31, 2009. Additionally, due to economic pressures impacting borrowers' ability to meet their current mortgage payments, the Company modified $11 million of residential mortgage loans in 2009 which were accounted for as troubled debt restructurings ("TDR"). Troubled debt restructurings were not significant in 2008.

A TDR is the situation where, due to a borrower's financial difficulties, the Bank grants a concession to the borrower that the Bank would not otherwise have considered. The majority of the Bank's TDRs involve a restructuring of loan terms such as a temporary reduction in the payment amount to require only interest and escrow (if required) and/or extending the maturity date of the loan. TDRs are not reported as non-performing loans, unless the restructured loans are more than 90 days delinquent or on non-accrual.

**Deposits**

Total deposits decreased $141 million from December 31, 2008 to December 31, 2009 to $2.6 billion. Interest-bearing deposits decreased $186 million, or 8%, while non interest-bearing deposits increased $45 million, or 16%, from December 31, 2008 to December 31, 2009. The increase in non interest-bearing deposits was primarily related to increases in large commercial treasury management accounts, which shifted their funds into non interest-bearing products for the unlimited FDIC insurance currently available on those accounts. Management believes a significant portion of the deposit accounts which contributed to the $45 million increase in non interest-bearing deposits will likely shift back into an interest-bearing type deposit account or a repurchase agreement when the unlimited FDIC insurance expires on July 1, 2010, assuming mutually agreeable terms can reached. If mutually agreeable terms cannot be reached, the Company would be at risk of losing these deposit accounts.

Brokered certificates of deposit decreased $43 million during 2009 to $1.0 billion. During the fourth quarter of 2009, the Company acquired approximately $921 million in brokered certificates of deposits to be utilized in the first quarter of 2010 to fund RALs. These deposits had a weighted average cost of 0.51% with an average life of three months. Also, during January of 2010, the Company obtained an additional $542 million in brokered certificates of deposits to fund additional RAL demand. These brokered certificates of deposits acquired in January had a weighted average life of 55 days and a weighted average interest rate of 0.56%. During the fourth quarter of 2008, the Company acquired approximately $918 million in brokered certificates of deposits to be utilized in the first quarter of 2009 to fund RALs. These deposits had a weighted average cost of 2.71% with an average life of three months. Also, during January of 2009, the Company obtained an additional $375 million in brokered certificates of deposits to fund additional RAL demand. These brokered certificates of deposits acquired in January had a weighted average life of 45 days and a weighted average interest rate of 1.27%. FHLB advances were used to replace those brokered certificates of deposit where enough excess cash was not available to pay off the maturity.

Additionally, the Company experienced a decline in retail certificates of deposits of $86 million during 2009 and $99 million in its brokered money market account over the same time period. During the third quarter of 2009, the Bank reduced its level of cash on hand primarily by lowering its offering rates for new and renewing certificates of deposits, and in particular, to those clients who only held certificates of deposit with the Bank. In addition, the Bank continued to experience a reduction in cost and associated balances of its brokered money market deposit accounts.

Ending balances of all deposit categories at December 31, follows:

**Table 21 – Deposits**

| December 31, *(in thousands)* | **2009** | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|
| Demand (NOW and SuperNOW) | **$ 245,502** | $ 202,607 | $ 197,949 | $ 197,225 | $ 262,714 |
| Money market accounts | **590,134** | 555,346 | 635,590 | 498,943 | 322,421 |
| Brokered money market accounts | **64,608** | 163,965 | - | - | - |
| Internet money market accounts | **6,236** | 6,253 | 10,521 | 18,135 | 33,864 |
| Savings | **33,691** | 32,599 | 30,362 | 37,690 | 43,548 |
| Individual retirement accounts* | **34,651** | 38,142 | 37,865 | 40,820 | 38,815 |
| Time deposits, $100,000 and over* | **169,548** | 202,058 | 188,011 | 185,066 | 178,916 |
| Other certificates of deposit* | **135,171** | 221,179 | 217,670 | 269,828 | 282,609 |
| Brokered certificates of deposit* | **1,004,665** | 1,048,017 | 371,387 | 165,989 | 153,194 |
| Total interest-bearing deposits | **2,284,206** | 2,470,166 | 1,689,355 | 1,413,696 | 1,316,081 |
| Total non interest-bearing deposits | **318,275** | 273,203 | 279,457 | 279,026 | 286,484 |
| Total | **$ 2,602,481** | $2,743,369 | $1,968,812 | $1,692,722 | $1,602,565 |

* - Represents a time deposit

Ending average balances of all deposits and the average rates paid on such deposits for the years indicated follows:

**Table 22 – Average Deposits**

| | **2009** | | 2008 | | 2007 | |
|---|---|---|---|---|---|---|
| December 31, *(dollars in thousands)* | **Average Balance** | **Average Rate** | Average Balance | Average Rate | Average Balance | Average Rate |
| Transaction accounts | **$ 253,433** | **0.10%** | $ 230,144 | 0.34% | $ 222,501 | 0.72% |
| Money market accounts | **581,220** | **0.55%** | 594,272 | 1.77% | 597,832 | 4.10% |
| Time deposits | **389,635** | **2.65%** | 448,548 | 3.83% | 476,906 | 4.46% |
| Brokered deposits | **115,637** | **1.14%** | 58,867 | 2.72% | - | - |
| Brokered certificates of deposit | **344,352** | **1.99%** | 267,449 | 3.88% | 144,144 | 5.07% |
| Total interest-bearing deposits | **1,684,277** | **1.30%** | 1,599,280 | 2.53% | 1,441,383 | 3.80% |
| Total non interest-bearing deposits | **381,655** | - | 321,308 | - | 281,926 | - |
| Total | **$ 2,065,932** | | $ 1,920,588 | | $ 1,723,309 | |

Maturities of time deposits of $100,000 or more outstanding, including brokered deposits, at December 31, 2009 follows:

**Table 23 – Time Deposits Maturities**

| Maturity | *(in thousands)* |
|---|---|
| **Three months or less** | **$ 996,566** |
| **Over three months through six months** | **43,534** |
| **Over six months through 12 months** | **28,313** |
| **Over 12 months** | **44,892** |
| **Total** | **$ 1,113,305** |

**Securities Sold Under Agreements to Repurchase and Other Short-term Borrowings**

Securities sold under agreements to repurchase and other short-term borrowings declined $39 million, or 12%, during 2009. The majority of the repurchase accounts are large treasury management transaction relationships with normal recurring large fluctuations in account balances. All of these accounts require security collateral on behalf of Republic. The substantial majority of these accounts are indexed to immediately repricing indices such as the FFTR. Based on the transactional nature of the Company's treasury management accounts, repurchase agreement balances are subject to large fluctuations on a daily basis.

Information regarding Securities sold under agreements to repurchase follows:

**Table 24 – Securities sold under agreements to repurchase**

| December 31, *(dollars in thousands)* | **2009** | 2008 | 2007 |
|---|---|---|---|
| Outstanding balance at end of year | **$ 299,580** | $ 339,012 | $ 398,296 |
| Weighted average interest rate at year end | **0.30%** | 0.36% | 3.40% |
| Average outstanding balance during the year | **$ 323,688** | $ 375,676 | $ 433,809 |
| Average interest rate during the year | **0.33%** | 1.65% | 4.40% |
| Maximum outstanding at any month end | **$ 318,769** | $ 415,058 | $ 493,838 |

**Federal Home Loan Bank Advances**

FHLB advances increased $122 million during 2009 to $638 million. During the first six months of 2009, maturing brokered deposits were replaced with approximately $110 million in new FHLB advances. In order to mitigate its risk position from a future rise in short-term interest rates, the Company extended the maturities on these new advances to a weighted average maturity of approximately 5 years with a weighted average cost of 2.99%.

In addition to the borrowings that were utilized to replace maturing brokered deposits, the Company borrowed an additional $95 million from the FHLB to fund two pools of 15 year fixed rate residential real estate loans that it had historically sold into the secondary market. The weighted average life of these specific advances was approximately five years with a weighted average cost of funds of 2.90%.

Approximately $150 million of the FHLB advances at December 31, 2009 and December 31, 2008 were putable advances with original fixed rate periods ranging from one to five years and original maturities ranging from three to ten years if not put back to the Company earlier by the FHLB. At the end of their respective fixed rate periods and on a quarterly basis thereafter, the FHLB has the right to require payoff of the advances by the Company at no penalty. The weighted average coupon on all of the Company's putable advances at December 31, 2009 was 4.51%. Based on market conditions at this time, the Company does not believe that any of its putable advances are likely to be "put back" to the Company in the short-term by the FHLB.

**Liquidity**

The Company is significantly leveraged with a loan to deposit ratio (excluding brokered deposits) of 148% at December 31, 2009 and 150% at December 31, 2008. Historically, the Company has utilized secured and unsecured borrowing lines to supplement its funding requirements. At December 31, 2009 and 2008, Republic had available collateral to borrow an additional $215 million and $432 million, respectively from the FHLB. In addition to its borrowing line with the FHLB, Republic also had unsecured lines of credit totaling $216 million available through various other financial institutions as of December 31, 2009. If the Company were to lose a significant funding source, such as a few major depositors, or if any of its lines of credit were canceled, or if the Company cannot obtain brokered deposits, the Company would be forced to offer market leading deposit interest rates to meet its funding and liquidity needs.

Republic maintains sufficient liquidity to fund routine loan demand and routine deposit withdrawal activity. Liquidity is managed by maintaining sufficient liquid assets in the form of investment securities. Funding and cash flows can also be realized by the sale of securities available for sale, principal paydowns on loans and MBSs and proceeds realized from loans held for sale. The Company's liquidity is impacted by its ability to sell certain investment securities, which is limited due to the level of investment securities that are needed to secure public deposits, securities sold under agreements to repurchase and for other purposes, as required by law. At December 31, 2009 and 2008, these pledged investment securities had a fair value of $427 million and $594 million, respectively. Republic's banking centers and its website, www.republicbank.com, provide access to retail deposit markets. These retail deposit products, if offered at attractive rates, have historically been a source of additional funding when needed.

At December 31, 2009, the Company had approximately $196 million in Premier First money market accounts, which is the Bank's primary deposit product offering for medium to large business customers. These accounts do not require collateral; therefore, cash from these accounts can generally be utilized to fund the loan portfolio. The ten largest Premier First relationships represent approximately $108 million of the total balance. If any of these balances are moved from the Bank, the Company would likely utilize overnight FHLB advances in the short-term to replace the balances. On a longer-term basis, the Company would likely utilize brokered deposits to replace withdrawn balances. Based on past experience utilizing brokered deposits, the Company believes it can quickly obtain brokered deposits if needed. The overall cost of gathering brokered deposits, however, could be substantially higher than the Traditional Bank deposits they replace, potentially decreasing the Company's earnings.

The Company's liquidity risk increases significantly during the first quarter of each year due to the RAL program. The Company has committed to its electronic filer and tax-preparer base that it will make RALs available to their customers under the terms of its contracts with them. This requires the Company to estimate liquidity, or funding needs for the RAL program, well in advance of the tax season. If management materially overestimates the need for funding during the tax season, a significant expense could be incurred without an offsetting revenue stream. If management materially underestimates its funding needs during the tax season, the Company could experience a significant shortfall of capital needed to fund RALs and could potentially be required to stop or reduce its RAL originations.

*For additional discussion regarding TRS, see the following sections:*

- *Part I Item 1 "Business"*
- *Part I Item 1A "Risk Factors"*
- *Part II Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations:"*
  - *"Critical Accounting Policies and Estimates"*
  - *"Recent Developments"*
  - *"Overview"*
  - *"Results of Operations"*
  - *"Financial Condition"*
- *Part II Item 8 "Financial Statements and Supplementary Data:"*
  - *Footnote 1 "Summary of Significant Accounting Policies"*
  - *Footnote 3 "Loans and Allowance for Loan Losses"*
  - *Footnote 4 "Securitization"*
  - *Footnote 22 "Segment Information"*

The Parent Company's principal source of funds for dividend payments are dividends received from RB&T. Federal and state regulations limit the amount of dividends that may be paid to the Parent Company by the Bank without prior approval of the respective banking regulators. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year's net profits, combined with the retained net profits of the preceding two years. At December 31, 2009, RB&T could, without prior approval, declare dividends of approximately $42 million.

## Capital

### Table 25 – Capital

Information pertaining to the Company's capital balances and ratios follows:

| December 31, *(dollars in thousands)* | | **2009** | | 2008 | | 2007 |
|---|---|---|---|---|---|---|
| Stockholders' equity | $ | **316,020** | $ | 275,922 | $ | 248,860 |
| Dividends declared per share - Class A Common Stock | | **0.517** | | 0.473 | | 0.424 |
| Dividends declared per share - Class B Common Stock | | **0.470** | | 0.430 | | 0.386 |
| Tier 1 leverage capital | | **10.52%** | | 8.80% | | 8.75% |
| Tier 1 capital | | **17.25%** | | 14.72% | | 13.29% |
| Total risk based capital | | **18.37%** | | 15.43% | | 13.90% |
| Dividend payout ratio | | **25%** | | 29% | | 35% |
| Average stockholders' equity to average total assets | | **8.95%** | | 8.28% | | 7.86% |

Total stockholders' equity increased from $276 million at December 31, 2008 to $316 million at December 31, 2009. The increase in stockholders' equity was primarily attributable to net income earned during 2009 reduced by cash dividends declared. In addition, stockholders' equity also increased to a lesser extent from stock option exercises during the period ended December 31, 2009.

During 2009, the Company purchased approximately 35,000 shares of common stock for $869,000, an average of $23.77 per share. During November of 2009, the Company's Board of Directors approved the repurchase of 300,000 shares from time-to-time if market conditions were deemed favorable to the Company. The repurchase program will remain effective until the number of shares authorized is repurchased or until Republic's Board of Directors terminates the program. As of December 31, 2009, the Company had 344,245 shares which could be repurchased under the current stock repurchase program.

*See Part III, Item 12 "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" for additional detail regarding stock repurchases and buy back programs.*

***Regulatory Capital Requirements*** – The Parent Company and the Bank are subject to various regulatory capital requirements administered by banking regulators. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Republic's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Parent Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off balance sheet items, as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Banking regulators have categorized the Bank as well-capitalized. To be categorized as well-capitalized, the Bank must maintain minimum Total Risk Based, Tier I Capital and Tier I Leverage Capital ratios. Regulatory agencies measure capital adequacy within a framework that makes capital requirements, in part, dependent on the individual risk profiles of financial institutions. Republic continues to exceed the regulatory requirements for Total Risk Based Capital, Tier I Capital and Tier I Leverage Capital. Republic and the Bank intend to maintain a capital position that meets or exceeds the "well-capitalized" requirements as defined by the FRB, FDIC and the OTS. Republic's average capital to average assets ratio was 8.95% at December 31, 2009 compared to 8.28% at December 31, 2008. Formal measurements of the capital ratios for Republic and the Bank are performed by the Company at each quarter end.

In 2004, the Company executed an intragroup trust preferred transaction, with the purpose of providing RB&T access to additional capital markets, if needed, in the future. On a consolidated basis, this transaction has had no impact on the capital levels and ratios of the Company. The subordinated debentures held by RB&T, as a result of this transaction, however, are treated as Tier 2 Capital based on requirements administered by the Bank's federal banking agency. If RB&T's Tier I Capital ratios should not meet the minimum requirement to be well-capitalized, the Company could immediately modify the transaction in order to maintain its well-capitalized status.

In 2005, Republic Bancorp Capital Trust ("RBCT"), an unconsolidated trust subsidiary of Republic Bancorp, Inc., was formed and issued $40 million in Trust Preferred Securities ("TPS"). The TPS pay a fixed interest rate for ten years and adjust with LIBOR + 1.42% thereafter. The TPS mature on September 30, 2035 and are redeemable at the Company's option after ten years. The subordinated debentures are treated as Tier I Capital for regulatory purposes. The sole asset of RBCT represents the proceeds of the offering loaned to Republic Bancorp, Inc. in exchange for subordinated debentures which have terms that are similar to the TPS. The subordinated debentures and the related interest expense, which are payable quarterly at the annual rate of 6.015%, are included in the consolidated financial statements. The proceeds obtained from the TPS offering have been and will continue to be utilized to fund loan growth (in prior years), support an existing stock repurchase program and for other general business purposes such as the acquisition of GulfStream Community Bank in October of 2006.

**Off Balance Sheet Items**

Summarized credit-related financial instruments, including both commitments to extend credit and letters of credit at December 31, 2009 follows:

**Table 26 – Off Balance Sheet Items**

| | Maturity by Period | | | | |
|---|---|---|---|---|---|
| **December 31, 2009** *(in thousands)* | **Less than one year** | **Greater than one year to three years** | **Greater than three years to five years** | **Greater than five years** | **Total** |
| **Unused loan commitments** | $ 170,943 | $ 12,364 | $ 1,885 | $ 294,270 | $ 479,462 |
| **Standby letters of credit** | 11,712 | 6 | - | - | 11,718 |
| **FHLB letters of credit** | 12,194 | - | - | - | 12,194 |

A portion of the unused commitments above are expected to expire or may not be fully used, therefore the total amount of commitments above does not necessarily indicate future cash requirements.

Standby letters of credit are conditional commitments issued by Republic to guarantee the performance of a customer to a third party. The terms and risk of loss involved in issuing standby letters of credit are similar to those involved in issuing loan commitments and extending credit. Commitments outstanding under standby letters of credit totaled $12 million and $6 million at December 31, 2009 and 2008. In addition to credit risk, the Company also has liquidity risk associated with standby letters of credit because funding for these obligations could be required immediately. The Company does not deem this risk to be material.

At December 31, 2009 and December 31, 2008, Republic had a $12 million letter of credit from the FHLB issued on behalf of one RB&T client. This letter of credit was used as a credit enhancement for a client bond offering and reduced RB&T's available borrowing line at the FHLB. The Company uses a blanket pledge of eligible real estate loans to secure the letter of credit.

Commitments to extend credit generally consist of unfunded lines of credit. These commitments generally have variable rates of interest.

**Aggregate Contractual Obligations**

In addition to owned banking facilities, the Bank has entered into long-term leasing arrangements to support the ongoing activities of the Company. The Bank also has required future payments for long-term and short-term debt as well as the maturity of time deposits. The required payments under such commitments at December 31, 2009 follows:

**Table 27 – Aggregate Contractual Obligations**

| | Maturity by Period | | | | |
|---|---|---|---|---|---|
| December 31, 2009 *(in thousands)* | Less than one year | Greater than one year to three years | Greater than three years to five years | Greater than five years | Total |
| Time deposits (including brokered certificates of deposit) | $ 1,226,483 | $ 102,703 | $ 14,608 | $ 241 | $ 1,344,035 |
| Federal Home Loan Bank advances | 92,000 | 185,000 | 234,000 | 126,607 | 637,607 |
| Subordinated note | - | - | - | 41,240 | 41,240 |
| Securities sold under agreements to repurchase | 299,580 | - | - | - | 299,580 |
| Lease commitments | 6,576 | 10,059 | 6,216 | 15,984 | 38,835 |
| Total contractual obligations | $ 1,624,639 | $ 297,762 | $ 254,824 | $ 184,072 | $ 2,361,297 |

FHLB advances represent the amounts that are due to the FHLB. Approximately $150 million of the advances from the FHLB, although fixed, are subject to conversion provisions at the option of the FHLB and can be prepaid without a penalty. Management believes these advances will not likely be converted in the short-term, and therefore has included the advances in their original maturity buckets for purposes of this table.

*See Footnote 12 "Subordinated Note" of Part II Item 8 "Financial Statements and Supplementary Data" for further information regarding the Company's subordinated note.*

Securities sold under agreements to repurchase generally have indeterminate maturity periods and are predominantly included in the less than one year category above.

Lease commitments represent the total minimum lease payments under non cancelable operating leases.

**Asset/Liability Management and Market Risk**

Asset/liability management control is designed to ensure safety and soundness, maintain liquidity and regulatory capital standards and achieve acceptable net interest income. Interest rate risk is the exposure to adverse changes in net interest income as a result of market fluctuations in interest rates. The Company, on an ongoing basis, monitors interest rate and liquidity risk in order to implement appropriate funding and balance sheet strategies. The Company considers interest rate risk to be Republic's most significant market risk.

The interest sensitivity profile of Republic at any point in time will be impacted by a number of factors. These factors include the mix of interest sensitive assets and liabilities, as well as their relative pricing schedules. It is also influenced by market interest rates, deposit growth, loan growth and other factors.

Republic utilized an earnings simulation model to analyze net interest income sensitivity. Potential changes in market interest rates and their subsequent effects on net interest income were evaluated with the model. The model projects the effect of instantaneous movements in interest rates of both 100 and 200 basis point increments equally across all points on the yield curve. These projections are computed based on various assumptions, which are used to determine the 100 and 200 basis point increments, as well as the base case (which is a twelve month projected amount) scenario. Assumptions based on growth expectations and on the historical behavior of Republic's deposit and loan rates and their related balances in relation to changes in interest rates are also incorporated into the model. These assumptions are inherently uncertain and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model's simulated results due to timing, magnitude and frequency of interest rate changes, as well as changes in market conditions and the application and timing of various management strategies. Additionally, actual results could differ materially from the model if interest rates do not move equally across all points on the yield curve.

The Company did not run a model simulation for declining interest rates as of December 31, 2009 and 2008, because the FOMC effectively lowered the FFTR between 0.00% to 0.25% in December 2008 and therefore, no further short-term rate reductions can occur. The primary reasons for the indicated change in net interest income in an "up" interest rate scenario are as follows: the large amount of immediately repricing cash at the FRB held by the Company at December 31, 2009, the large amount of FHLB advances with maturities extended during 2009, floating rate investment security purchases and declining fixed rate loan balances. As the Company implements strategies to mitigate the risk of rising interest rates in the future, these strategies will lessen the Company's forecasted "base case" net interest income in the event of no interest rate changes.

The following tables illustrate Republic's projected net interest income sensitivity profile based on the asset/liability model as of December 31, 2009 and 2008. The Company's interest rate sensitivity model does not include loan fees within interest income. During 2009 and 2008, loan fees included in interest income were $60.7 million and $24.4 million, respectively.

**Table 28 – Interest Rate Sensitivity for 2009**

| | | Increase in Rates | |
|---|---|---|---|
| *(dollars in thousands)* | **Base** | **100 Basis Points** | **200 Basis Points** |
| **Projected interest income:** | | | |
| **Short-term investments** | $ 771 | $ 3,809 | $ 6,806 |
| **Investment securities** | 17,663 | 20,682 | 23,639 |
| **Loans, excluding loan fees** *(1)* | 121,585 | 127,319 | 134,635 |
| **Total interest income, excluding loan fees** | 140,019 | 151,810 | 165,080 |
| **Projected interest expense:** | | | |
| **Deposits** | 13,032 | 21,820 | 29,650 |
| **Securities sold under agreements to repurchase** | 793 | 3,797 | 6,801 |
| **Federal Home Loan Bank advances and other long-term borrowings** | 24,198 | 24,901 | 26,489 |
| **Total interest expense** | 38,023 | 50,518 | 62,940 |
| **Net interest income, excluding loan fees** | $ 101,996 | $ 101,292 | $ 102,140 |
| **Change from base** | | $ (704) | $ 144 |
| **% Change from base** | | -0.69% | 0.14% |

Table 29 – Interest Rate Sensitivity for 2008

| | | Increase in Rates | |
|---|---|---|---|
| *(dollars in thousands)* | Base | 100 Basis Points | 200 Basis Points |
| Projected interest income: | | | |
| Short-term investments | $ 55 | $ 274 | $ 438 |
| Investment securities | 21,231 | 24,310 | 26,873 |
| Loans, excluding loan fees *(1)* | 128,824 | 135,384 | 141,912 |
| Total interest income, excluding loan fees | 150,110 | 159,968 | 169,223 |
| Projected interest expense: | | | |
| Deposits | 22,506 | 29,819 | 36,791 |
| Securities sold under agreements to repurchase | 1,006 | 5,001 | 8,182 |
| Federal Home Loan Bank advances and other long-term borrowings | 22,394 | 23,963 | 25,379 |
| Total interest expense | 45,906 | 58,783 | 70,352 |
| Net interest income, excluding loan fees | $ 104,204 | $ 101,185 | $ 98,871 |
| Change from base | | $ (3,019) | $ (5,333) |
| % Change from base | | -2.90% | -5.12% |

*(1) – Consideration was not given to the impact of increasing and decreasing interest rates on RALs, which are fee based and occur substantially all in the first quarter of the year.*

**Adoption of New Accounting Pronouncements**

In September 2006, the FASB issued guidance that defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This guidance also establishes a fair value hierarchy regarding the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The guidance was effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued guidance that delayed the effective date of this fair value guidance for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The adoption of this guidance did not have a material impact on the Company's results of operations or financial position.

In December 2007, the FASB issued guidance that establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination. The guidance is effective for fiscal years beginning on or after December 15, 2008. The adoption of this guidance did not have a material impact on the Company's results of operations or financial position.

In December 2007, the FASB issued guidance that changes the accounting and reporting for minority interests, which is recharacterized as noncontrolling interests and classified as a component of equity within the consolidated balance sheets. The guidance was effective as of the beginning of the first fiscal year beginning on or after December 15, 2008. The adoption of this guidance did not have a material impact on the Company's results of operations or financial position.

In March 2008, the FASB issued guidance that amends and expands the disclosure requirements for derivative instruments and hedging activities. The guidance requires qualitative disclosure about objectives and strategies for using derivative and hedging instruments, quantitative disclosures about fair value amounts of the instruments and gains and losses on such instruments, as well as disclosures about credit-risk features in derivative agreements. The guidance was effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The adoption of this guidance did not have a material impact on the Company's results of operations or financial position.

In April 2009, the FASB amended existing guidance for determining whether impairment is other-than-temporary for debt securities. The guidance requires an entity to assess whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of these criteria is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) other-than-temporary impairment ("OTTI") related to other factors, which is recognized in other comprehensive income and 2) OTTI related to credit loss, which must be recognized in the income statement. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. Additionally, disclosures about OTTI for debt and equity securities were expanded. This guidance was effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. For the three months ended March 31, 2009, the Company recognized OTTI charges of $3.1 million ($2.0 million net of tax) for its private label mortgage backed securities and other private label mortgage-related securities. This brought the pre tax cumulative life-to-date OTTI charge recognized for the private label securities to $17.4 million ($11.3 million net of tax). The Company adopted this guidance effective April 1, 2009 and reversed $2.8 million ($1.8 million net of tax) for the non-credit portion of the cumulative life-to-date OTTI charge. The adoption was recognized as a cumulative effect adjustment that increased retained earnings and decreased accumulated other comprehensive income as of April 1, 2009.

In April 2009, the FASB issued guidance that emphasizes that the objective of a fair value measurement does not change even when market activity for the asset or liability has decreased significantly. Fair value is the price that would be received for an asset sold or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. When observable transactions or quoted prices are not considered orderly, then little, if any, weight should be assigned to the indication of the asset or liability's fair value. Adjustments to those transactions or prices should be applied to determine the appropriate fair value. The guidance, which was applied prospectively, was effective for interim and annual reporting periods ending after June 15, 2009 early adoption for periods ending after March 15, 2009. The adoption of this guidance did not have a material impact on the Company's results of operations or financial position.

In May 2009, the FASB issued guidance which requires the effects of events that occur subsequent to the balance-sheet date be evaluated through the date the financial statements are either issued or available to be issued. Companies should disclose the date through which subsequent events have been evaluated and whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. Companies are required to reflect in their financial statements the effects of subsequent events that provide additional evidence about conditions at the balance-sheet date (recognized subsequent events). Companies are also prohibited from reflecting in their financial statements the effects of subsequent events that provide evidence about conditions that arose after the balance-sheet date (nonrecognized subsequent events), but requires information about those events to be disclosed if the financial statements would otherwise be misleading. This guidance was effective for interim and annual financial periods ending after June 15, 2009 with prospective application. The adoption of this guidance did not have a material impact on the Company's results of operations or financial position.

In June 2009, the FASB replaced The Hierarchy of Generally Accepted Accounting Principles, with the FASB Accounting Standards Codification ™ ("The Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification was effective for financial statements issued for periods ending after September 15, 2009. The adoption of this guidance did not have a material impact on the Company's results of operations or financial position.

In August 2009, the FASB amended existing guidance for the fair value measurement of liabilities by clarifying that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using a valuation technique that uses the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities or similar liabilities when traded as assets, or that is consistent with existing fair value guidance. The amendments in this guidance also clarify that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The guidance was effective for the first reporting period beginning after issuance. The adoption of this guidance did not have a material impact on the Company's results of operations or financial position.

**Newly Issued Not Yet Effective Standards**

In June 2009, the FASB amended previous guidance relating to transfers of financial assets and eliminates the concept of a qualifying special purpose entity. This guidance must be applied as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. This guidance must be applied to transfers occurring on or after the effective date. Additionally, on and after the effective date, the concept of a qualifying special-purpose entity is no longer relevant for accounting purposes. Therefore, formerly qualifying special-purpose entities should be evaluated for consolidation by reporting entities on and after the effective date in accordance with the applicable consolidation guidance. The disclosure provisions were also amended and apply to transfers that occurred both before and after the effective date of this guidance. The adoption of this guidance is not expected to have a material impact on the Company's results of operations or financial position.

In June 2009, the FASB amended guidance for consolidation of variable interest entity guidance by replacing the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. Additional disclosures about an enterprise's involvement in variable interest entities are also required. This guidance is effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Early adoption is prohibited. The adoption of this guidance is not expected to have a material impact on the Company's results of operations or financial position.

**Item 7A. Quantitative and Qualitative Disclosures About Market Risk.**

See the section titled *"Asset/Liability Management and Market Risk"* included under Part II Item 7 *"Management's Discussion and Analysis of Financial Condition and Results of Operations."*

**Item 8. Financial Statements and Supplementary Data.**

The following are included in this section:

Management's Report on Internal Control Over Financial Reporting
Report of Independent Registered Public Accounting Firm
Consolidated balance sheets – December 31, 2009 and 2008
Consolidated statements of income and comprehensive income – years ended December 31, 2009, 2008 and 2007
Consolidated statements of stockholders' equity – years ended December 31, 2009, 2008 and 2007
Consolidated statements of cash flows – years ended December 31, 2009, 2008 and 2007
Footnotes to consolidated financial statements

**REPUBLIC BANCORP**™

# MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Management of Republic Bancorp, Inc. (the "Company") is responsible for the preparation, integrity, and fair presentation of the Company's annual consolidated financial statements. All information has been prepared in accordance with U.S. generally accepted accounting principles and, as such, includes certain amounts that are based on Management's best estimates and judgments.

Management is responsible for establishing and maintaining adequate internal control over financial reporting presented in conformity with U.S. generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Two of the objectives of internal control are to provide reasonable assurance to Management and the Board of Directors that transactions are properly authorized and recorded in the Company's financial records, and that the preparation of the Company's financial statements and other financial reporting is done in accordance with U.S. generally accepted accounting principles. There are inherent limitations in the effectiveness of internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to reliability of financial statements. Furthermore, internal control can vary with changes in circumstances.

Management has made its own assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2009, in relation to the criteria described in the report, *Internal Control — Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on its assessment, Management concludes that as of December 31, 2009, the Company's internal control over financial reporting is effective based on those criteria.

Based on its assessment, Management believes that as of December 31, 2009, the Company's internal control was effective in achieving the objectives stated above. Crowe Horwath LLP has provided its report on the effectiveness of internal control in their report dated March 10, 2010.



Bernard M. Trager
Chairman of the Board



Steven E. Trager
President and
Chief Executive Officer



Kevin Sipes
Executive Vice President,
Chief Financial Officer and
Chief Accounting Officer

March 10, 2010


Crowe Horwath.

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Board of Directors and Stockholders
of Republic Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of Republic Bancorp, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2009. We also have audited Republic Bancorp, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Republic Bancorp, Inc.'s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Republic Bancorp, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Republic Bancorp, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Crowe Horwath LLP

Louisville, Kentucky
March 10, 2010

**CONSOLIDATED BALANCE SHEETS**
DECEMBER 31, *(in thousands, except share data)*

| | **2009** | 2008 |
|---|---|---|
| **ASSETS:** | | |
| Cash and cash equivalents | **$ 1,068,179** | $ 616,303 |
| Securities available for sale | **416,311** | 853,909 |
| Securities to be held to maturity (fair value of $51,135 in 2009 and $49,224 in 2008) | **50,924** | 50,765 |
| Mortgage loans held for sale | **5,445** | 11,298 |
| Loans, net of allowance for loan losses of $22,879 and $14,832 (2009 and 2008) | **2,245,353** | 2,289,025 |
| Federal Home Loan Bank stock, at cost | **26,248** | 25,082 |
| Premises and equipment, net | **39,380** | 42,885 |
| Goodwill | **10,168** | 10,168 |
| Other assets and accrued interest receivable | **56,760** | 39,933 |
| **TOTAL ASSETS** | **$ 3,918,768** | $ 3,939,368 |
| **LIABILITIES:** | | |
| Deposits: | | |
| Non interest-bearing | **$ 318,275** | $ 273,203 |
| Interest-bearing | **2,284,206** | 2,470,166 |
| Total deposits | **2,602,481** | 2,743,369 |
| Securities sold under agreements to repurchase and other short-term borrowings | **299,580** | 339,012 |
| Federal Home Loan Bank advances | **637,607** | 515,234 |
| Subordinated note | **41,240** | 41,240 |
| Other liabilities and accrued interest payable | **21,840** | 24,591 |
| **Total liabilities** | **3,602,748** | 3,663,446 |
| Commitments and contingencies (Footnote 19) | **-** | - |
| **STOCKHOLDERS' EQUITY:** | | |
| Preferred stock, no par value, 100,000 shares authorized Series A 8.5% non cumulative convertible, none issued | **-** | - |
| Class A Common Stock, no par value, 30,000,000 shares authorized, 18,498,867 shares (2009) and 18,318,206 shares (2008) issued and outstanding; Class B Common Stock, no par value, 5,000,000 shares authorized, 2,308,974 shares (2009) and 2,310,405 (2008) issued and outstanding | **4,917** | 4,878 |
| Additional paid in capital | **126,376** | 123,441 |
| Retained earnings | **178,944** | 146,983 |
| Accumulated other comprehensive income | **5,783** | 620 |
| **Total stockholders' equity** | **316,020** | 275,922 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | **$ 3,918,768** | $ 3,939,368 |

*See accompanying footnotes to consolidated financial statements.*

**CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME**
YEARS ENDED DECEMBER 31, *(in thousands, except per share data)*

| | **2009** | 2008 | 2007 |
|---|---|---|---|
| **INTEREST INCOME:** | | | |
| Loans, including fees | **$ 192,023** | $ 170,565 | $ 166,942 |
| Taxable investment securities | **18,362** | 27,126 | 29,518 |
| Tax exempt investment securities | **23** | 57 | 103 |
| Federal Home Loan Bank stock and other | **2,197** | 4,394 | 2,534 |
| Total interest income | **212,605** | 202,142 | 199,097 |
| **INTEREST EXPENSE:** | | | |
| Deposits | **21,887** | 40,481 | 54,702 |
| Securities sold under agreements to repurchase and other short-term borrowings | **1,063** | 6,200 | 19,079 |
| Federal Home Loan Bank advances | **23,277** | 23,215 | 28,323 |
| Subordinated note | **2,515** | 2,522 | 2,515 |
| Total interest expense | **48,742** | 72,418 | 104,619 |
| **NET INTEREST INCOME** | **163,863** | 129,724 | 94,478 |
| Provision for loan losses | **33,975** | 16,205 | 6,820 |
| **NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES** | **129,888** | 113,519 | 87,658 |
| **NON INTEREST INCOME:** | | | |
| Service charges on deposit accounts | **19,156** | 19,404 | 18,577 |
| Electronic refund check fees | **25,289** | 17,756 | 4,189 |
| Net RAL securitization income | **514** | 13,347 | 3,772 |
| Mortgage banking income | **11,021** | 3,536 | 2,973 |
| Debit card interchange fee income | **5,114** | 4,776 | 4,387 |
| Net gain on sales and calls of investment securities | **-** | 1,917 | 8 |
| Total impairment losses on investment securities | **(5,822)** | (16,281) | - |
| Loss recognized in other comprehensive income | **-** | - | - |
| Net impairment loss recognized in earnings | **(5,822)** | (16,281) | - |
| Insurance settlement gain | **-** | - | 1,877 |
| Other | **2,349** | 1,505 | 2,068 |
| Total non interest income | **57,621** | 45,960 | 37,851 |
| **NON INTEREST EXPENSES:** | | | |
| Salaries and employee benefits | **51,173** | 52,118 | 44,162 |
| Occupancy and equipment, net | **22,370** | 19,760 | 17,904 |
| Communication and transportation | **5,354** | 4,672 | 3,785 |
| Marketing and development | **13,146** | 9,208 | 3,287 |
| FDIC insurance expense | **4,993** | 1,152 | 264 |
| Bank franchise tax expense | **2,643** | 2,598 | 2,552 |
| Data processing | **3,017** | 2,771 | 2,675 |
| Debit card processing expense | **3,096** | 2,402 | 2,263 |
| Supplies | **2,398** | 1,649 | 1,749 |
| Other real estate owned expense | **2,253** | 238 | 103 |
| Other | **11,042** | 11,024 | 8,571 |
| Total non interest expenses | **121,485** | 107,592 | 87,315 |
| **INCOME BEFORE INCOME TAX EXPENSE** | **$ 66,024** | $ 51,887 | $ 38,194 |
| **INCOME TAX EXPENSE** | **23,893** | 18,235 | 13,281 |
| **NET INCOME** | **$ 42,131** | $ 33,652 | $ 24,913 |

*(continued)*

**CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME** *(continued)*
YEARS ENDED DECEMBER 31, *(in thousands, except per share data)*

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| **OTHER COMPREHENSIVE INCOME, NET OF TAX:** | | | |
| Unrealized gain (loss) on securities available for sale, net | $ 2,799 | $ (8,898) | $ 1,577 |
| Change in unrealized gains (losses) on securities available for sale for which a portion of an other-than-temporary impairment has been recognized in earnings, net | 380 | - | - |
| Reclassification adjustment for other-than-temporary impairment, net | 3,784 | 10,583 | - |
| Realized amount on securities sold, net | - | (1,246) | (5) |
| Other comprehensive income | 6,963 | 439 | 1,572 |
| **COMPREHENSIVE INCOME** | $ 49,094 | $ 34,091 | $ 26,485 |
| **BASIC EARNINGS PER SHARE:** | | | |
| Class A Common Stock | $ 2.04 | $ 1.65 | $ 1.22 |
| Class B Common Stock | 1.99 | 1.60 | 1.18 |
| **DILUTED EARNINGS PER SHARE:** | | | |
| Class A Common Stock | $ 2.02 | $ 1.62 | $ 1.20 |
| Class B Common Stock | 1.98 | 1.58 | 1.16 |

*See accompanying footnotes to consolidated financial statements.*

**CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY**
YEARS ENDED DECEMBER 31, 2009, 2008 and 2007

| *(in thousands, except per share data)* | Common Stock Class A Shares Outstanding | Common Stock Class B Shares Outstanding | Common Stock Amount | Additional Paid In Capital | Retained Earnings | Shares in Empl. Stock Ownership Plan | Accumulated Other Comprehensive Income | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|---|
| Balance, January 1, 2007 | 18,242 | 2,350 | $ 4,683 | $ 97,394 | $ 137,673 | $ (1,011) | $ (1,391) | $ 237,348 |
| Adjustment to initially apply FASB Interpretation No. 48 | - | - | - | - | (359) | - | - | (359) |
| Net income | - | - | - | - | 24,913 | - | - | 24,913 |
| Net change in accumulated other comprehensive income | - | - | - | - | - | - | 1,572 | 1,572 |
| Dividend declared Common Stock: | | | | | | | | |
| Class A ($0.424 per share) | - | - | - | - | (7,673) | - | - | (7,673) |
| Class B ($0.386 per share) | - | - | - | - | (906) | - | - | (906) |
| Stock options exercised, net of shares redeemed | 190 | - | 41 | 1,548 | (238) | - | - | 1,351 |
| Repurchase of Class A Common Stock | (527) | - | (118) | (3,127) | (6,079) | - | - | (9,324) |
| Conversion of Class B Common Stock to Class A Common Stock | 6 | (6) | - | - | - | - | - | - |
| Shares committed to be released under the Employee Stock Ownership Plan | 46 | - | - | 358 | - | 492 | - | 850 |
| 5% Stock dividend | - | - | 215 | 22,500 | (22,715) | - | - | - |
| Notes receivable on Common Stock, net of cash payments | - | - | - | (19) | - | - | - | (19) |
| Deferred director compensation expense - Company Stock | 1 | - | - | 146 | - | - | - | 146 |
| Stock based compensation expense | - | - | - | 961 | - | - | - | 961 |
| Balance, December 31, 2007 | 17,958 | 2,344 | $ 4,821 | $ 119,761 | $ 124,616 | $ (519) | $ 181 | $ 248,860 |

*(continued)*

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY *(continued)*

| *(in thousands, except per share data)* | Common Stock Class A Shares Outstanding | Common Stock Class B Shares Outstanding | Common Stock Amount | Additional Paid In Capital | Retained Earnings | Unearned Shares in Empl. Stock Ownership Plan | Accumulated Other Comprehensive Income | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|---|
| Balance, January 1, 2008 | 17,958 | 2,344 | $ 4,821 | $ 119,761 | $ 124,616 | $ (519) | $ 181 | $ 248,860 |
| Net income | - | - | - | - | 33,652 | - | - | 33,652 |
| Net change in accumulated other comprehensive income | - | - | - | - | - | - | 439 | 439 |
| Dividend declared Common Stock: | | | | | | | | |
| Class A ($0.473 per share) | - | - | - | - | (8,620) | - | - | (8,620) |
| Class B ($0.430 per share) | - | - | - | - | (1,001) | - | - | (1,001) |
| Stock options exercised, net of shares redeemed | 299 | - | 62 | 2,844 | (1,280) | - | - | 1,626 |
| Repurchase of Class A Common Stock | (23) | - | (5) | (134) | (384) | - | - | (523) |
| Conversion of Class B Common Stock to Class A Common Stock | 34 | (34) | - | - | - | - | - | - |
| Shares committed to be released under the Employee Stock Ownership Plan | 49 | - | - | 612 | - | 519 | - | 1,131 |
| Notes receivable on Common Stock, net of cash payments | - | - | - | (407) | - | - | - | (407) |
| Deferred director compensation expense - Company Stock | 1 | - | - | 139 | - | - | - | 139 |
| Stock based compensation expense | - | - | - | 626 | - | - | - | 626 |
| Balance, December 31, 2008 | 18,318 | 2,310 | $ 4,878 | $ 123,441 | $ 146,983 | $ - | $ 620 | $ 275,922 |

*(continued)*

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY *(continued)*

| *(in thousands, except per share data)* | Common Stock Class A Shares Outstanding | Common Stock Class B Shares Outstanding | Common Stock Amount | Additional Paid In Capital | Retained Earnings | Accumulated Other Comprehensive Income | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|
| Balance, January 1, 2009 | 18,318 | 2,310 | $ 4,878 | $ 123,441 | $ 146,983 | $ 620 | $ 275,922 |
| Cumulative effect of change in accounting principle, adoption of FASB ASC 320 | - | - | - | - | 1,800 | (1,800) | - |
| Net income | - | - | - | - | 42,131 | - | 42,131 |
| Change in unrealized losses on available for sale securities for which a portion of an other-than-temporary impairment has been recognized in earnings, net | - | - | - | - | - | 380 | 380 |
| Net change in accumulated other comprehensive income | - | - | - | - | - | 6,583 | 6,583 |
| Dividend declared Common Stock: | | | | | | | |
| Class A ($0.517 per share) | - | - | - | - | (9,543) | - | (9,543) |
| Class B ($0.470 per share) | - | - | - | - | (1,086) | - | (1,086) |
| Stock options exercised, net of shares redeemed | 215 | - | 46 | 2,530 | (701) | - | 1,875 |
| Repurchase of Class A Common Stock | (35) | - | (7) | (221) | (640) | - | (868) |
| Conversion of Class B Common Stock to Class A Common Stock | 1 | (1) | - | - | - | - | - |
| Notes receivable on Common Stock, net of cash payments | - | - | - | (249) | - | - | (249) |
| Deferred director compensation expense - Company Stock | - | - | - | 152 | - | - | 152 |
| Stock based compensation expense | - | - | - | 723 | - | - | 723 |
| Balance, December 31, 2009 | 18,499 | 2,309 | $ 4,917 | $ 126,376 | $ 178,944 | $ 5,783 | $ 316,020 |

*See accompanying footnotes to consolidated financial statements.*

## CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, *(in thousands)*

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| **OPERATING ACTIVITIES:** | | | |
| Net income | **$ 42,131** | $ 33,652 | $ 24,913 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation, amortization and accretion, net | **10,542** | 7,509 | 2,076 |
| Federal Home Loan Bank stock dividends | **-** | (956) | (342) |
| Provision for loan losses | **33,975** | 16,205 | 6,820 |
| Net gain on sale of mortgage loans held for sale | **(11,332)** | (4,453) | (2,185) |
| Origination of mortgage loans held for sale | **(556,685)** | (234,759) | (213,858) |
| Proceeds from sale of mortgage loans held for sale | **573,870** | 232,192 | 217,489 |
| Net realized impairment (recovery) of mortgage servicing rights | **(1,255)** | 1,255 | - |
| Net gain on sale of RALs | **-** | (8,307) | (2,261) |
| Increase in RAL securitization residual | **(514)** | (5,040) | (1,511) |
| Origination of RALs held for sale | **-** | (1,098,717) | (350,414) |
| Proceeds from sale of RALs | **-** | 1,009,698 | 319,882 |
| Paydown of trading securities | **514** | 107,099 | 33,825 |
| Net realized (gain) loss on sales, calls and impairment of securities | **8,591** | 14,364 | (8) |
| Net gain on sale of other real estate owned | **(20)** | (67) | (59) |
| Writedowns of other real estate owned | **2,011** | 106 | 59 |
| Net gain on sale of premises and equipment | **-** | (43) | - |
| Deferred director compensation expense – Company Stock | **152** | 139 | 146 |
| Employee Stock Ownership Plan compensation expense | **-** | 1,131 | 850 |
| Stock based compensation expense | **723** | 626 | 961 |
| Net gain on involuntary conversion of fixed assets | **-** | - | (1,877) |
| Net change in other assets and liabilities: | | | |
| Accrued interest receivable | **3,203** | (3,932) | 28 |
| Accrued interest payable | **(3,704)** | (815) | 666 |
| Other assets | **(24,309)** | (3,330) | 2,944 |
| Other liabilities | **(5,815)** | (4,694) | 365 |
| Net cash provided by operating activities | **72,078** | 58,863 | 38,509 |
| **INVESTING ACTIVITIES:** | | | |
| Purchases of securities available for sale | **(616,047)** | (2,349,633) | (3,713,098) |
| Purchases of securities to be held to maturity | **(18,525)** | - | (1,999) |
| Purchases of Federal Home Loan Bank stock | **(1,166)** | (531) | (502) |
| Proceeds from calls, maturities and paydowns of securities available for sale | **1,057,950** | 1,929,882 | 3,655,763 |
| Proceeds from calls, maturities and paydowns of securities to be held to maturity | **18,373** | 1,067 | 8,137 |
| Proceeds from sales of securities available for sale | **-** | 81,066 | 39,927 |
| Proceeds from sales of Federal Home Loan Bank stock | **-** | 360 | - |
| Proceeds from sales of other real estate owned | **8,402** | 4,138 | 1,252 |
| Net (increase) decrease in loans | **2,116** | 69,701 | (104,888) |
| Net proceeds from involuntary conversion of fixed assets | **-** | - | 1,877 |
| Purchases of premises and equipment | **(3,986)** | (9,333) | (8,637) |
| Proceeds from sales of premises and equipment | **-** | 848 | - |
| Net cash provided by / (used in) investing activities | **447,117** | (272,435) | (122,168) |
| **FINANCING ACTIVITIES:** | | | |
| Net change in deposits | **(140,888)** | 774,554 | 276,087 |
| Net change in securities sold under agreements to repurchase and other short-term borrowings | **(39,432)** | (59,284) | (3,590) |
| Payments on Federal Home Loan Bank advances | **(107,627)** | (174,316) | (323,223) |
| Proceeds from Federal Home Loan Bank advances | **230,000** | 211,000 | 155,201 |
| Repurchase of Common Stock | **(868)** | (523) | (9,324) |
| Net proceeds from Common Stock options exercised | **1,875** | 1,626 | 1,351 |
| Cash dividends paid | **(10,379)** | (9,359) | (8,279) |
| Net cash (used in) / provided by financing activities | **(67,319)** | 743,698 | 88,223 |
| **NET CHANGE IN CASH AND CASH EQUIVALENTS** | **451,876** | 530,126 | 4,564 |
| **CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR** | **616,303** | 86,177 | 81,613 |
| **CASH AND CASH EQUIVALENTS AT END OF YEAR** | **$ 1,068,179** | $ 616,303 | $ 86,177 |

*(continued)*

**CONSOLIDATED STATEMENTS OF CASH FLOWS** *(continued)*
YEARS ENDED DECEMBER 31, *(in thousands)*

| | | **2009** | | 2008 | | 2007 |
|---|---|---|---|---|---|---|
| **SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:** | | | | | | |
| Cash paid during the year for: | | | | | | |
| Interest | **$** | **52,446** | $ | 73,233 | $ | 103,954 |
| Income taxes | | **28,737** | | 25,360 | | 14,868 |
| **SUPPLEMENTAL NONCASH DISCLOSURES:** | | | | | | |
| Transfers from loans to real estate acquired in settlement of loans | **$** | **7,332** | $ | 9,119 | $ | 1,500 |
| Retained securitization residual | | **-** | | 102,059 | | 32,314 |

*See accompanying footnotes to consolidated financial statements.*

# FOOTNOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Nature of Operations and Principles of Consolidation** – The consolidated financial statements include the accounts of Republic Bancorp, Inc. (the "Parent Company") and its wholly-owned subsidiaries: Republic Bank & Trust Company ("RB&T") and Republic Bank (collectively referred together with RB&T as the "Bank"), Republic Funding Company and Republic Invest Co. Republic Invest Co. includes its subsidiary, Republic Capital LLC. The consolidated financial statements also include the wholly-owned subsidiaries of RB&T: Republic Financial Services, LLC, TRS RAL Funding, LLC and Republic Insurance Agency, LLC. Republic Bancorp Capital Trust ("RBCT") is a Delaware statutory business trust that is a wholly-owned unconsolidated finance subsidiary of Republic Bancorp, Inc. All companies are collectively referred to as "Republic" or the "Company." All significant intercompany balances and transactions are eliminated in consolidation.

Republic operates 44 banking centers, primarily in the retail banking industry, and conducts its operations predominately in metropolitan Louisville, Kentucky, central Kentucky, northern Kentucky, southern Indiana, metropolitan Tampa, Florida, metropolitan Cincinnati, Ohio and through an Internet banking delivery channel. Republic's consolidated results of operations are primarily dependent upon net interest income, which represents the difference between the interest income and fees on interest-earning assets and the interest expense on interest-bearing liabilities. Principal interest-earning assets represent investment securities and real estate mortgage, commercial and consumer loans. Interest-bearing liabilities primarily consist of interest-bearing deposit accounts, securities sold under agreements to repurchase, as well as short-term and long-term borrowing sources.

Other sources of banking income include service charges on deposit accounts, debit card interchange fee income, title insurance commissions, fees charged to customers for trust services and revenue generated from Mortgage Banking activities. Mortgage Banking activities represent both the origination and sale of loans in the secondary market and the servicing of loans for others.

Republic's operating expenses consist primarily of salaries and employee benefits, occupancy and equipment expenses, communication and transportation costs, marketing and development expenses, Federal Deposit Insurance Corporation ("FDIC") insurance expense, bank franchise tax expense, data processing, debit card processing expense and other general and administrative costs. Republic's results of operations are significantly impacted by general economic and competitive conditions, particularly changes in market interest rates, government laws and policies and actions of regulatory agencies.

Republic, through its Tax Refund Solutions ("TRS") segment, is one of a limited number of financial institutions which facilitates the payment of federal and state tax refunds through third party tax-preparer's located throughout the U.S., as well as tax-preparation software providers. The Company facilitates the payment of these tax refunds through three primary products: Electronic Refund Checks ("ERCs"), Electronic Refund Deposits ("ERDs") and Refund Anticipation Loans ("RALs"). Substantially all of the business generated by TRS occurs in the first quarter of the year. TRS traditionally operates at a loss during the second half of the year, during which the segment incurs costs preparing for the upcoming tax season.

ERCs/ERDs are products whereby a tax refund is issued to the taxpayer after the Company has received the refund from the federal or state government. There is no credit risk or borrowing cost for the Company associated with these products because they are only delivered to the taxpayer upon receipt of the refund directly from the Internal Revenue Service ("IRS"). Fees earned on ERCs/ERDs are reported as non interest income under the line item "Electronic Refund Check fees."

RALs are short-term consumer loans offered to taxpayers that are secured by the customer's anticipated tax refund, which represents the source of repayment. The Company underwrites the RAL application through an automated credit review process utilizing information contained in the taxpayer's tax return and the tax-preparer's history. If the application is approved, the Company advances the amount of the refund due on the taxpayer's return up to specified amounts less the loan fee due to the Company and, if requested by the taxpayer, the fees due for preparation of the return to the tax-preparer. As part of the RAL application process, each taxpayer signs an agreement directing the IRS to send the taxpayer's refund directly to the Company. The refund received from the IRS is used by the Company to pay off the RAL. Any amount due the taxpayer above the amount of the RAL is remitted to the taxpayer once the refund is received by the Company. The funds advanced by the Company are generally repaid by the IRS within two weeks. The fees earned on RALs are reported as interest income under the line item "Loans, including fees."

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

**Subsequent Events** –The Company has evaluated subsequent events for recognition or disclosure.

**Use of Estimates** – Financial statements prepared in conformity with U.S. generally accepted accounting principles require management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Material estimates relate to:

- Banking segment allowance for loan losses
- Mortgage servicing rights
- Income tax accounting
- Goodwill and other intangible assets
- Impairment of investment securities
- TRS provision for loan losses
- TRS rebate accruals

These estimates are particularly subject to change and actual results could differ from these estimates.

**Significant Group Concentrations of Credit Risk** – The Company does not have any significant concentrations of credit risk to any one industry or relationship. However, the Company's customers' ability to repay their loans is dependent on the real estate and general economic conditions in the area.

**Earnings Concentration** – For 2009, 2008 and 2007, approximately 47%, 39% and 11% of net income was derived from the TRS segment, which if terminated, could have a materially adverse impact on net income. Within the TRS segment, the Company generated 28%, 23% and 0% during 2009, 2008 and 2007 of its TRS revenue from its agreements with Jackson Hewitt Tax Service Inc. ("JH") and Liberty Tax Service ("Liberty").

**Cash Flows** – Cash and cash equivalents include cash, deposits with other financial institutions with original maturities less than 90 days and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, interest-bearing deposits in other financial institutions, repurchase agreements and income taxes.

**Interest-Bearing Deposits in Other Financial Institutions** – Interest-bearing deposits in other financial institutions mature within one year and are carried at cost.

**Trust Assets** – Property held for customers in fiduciary or agency capacities, other than trust cash on deposit at Republic, is not included in the consolidated financial statements since such items are not assets of Republic.

**Securities** – Debt securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Management evaluates securities for other-than-temporary impairment ("OTTI") at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation.

**Mortgage Banking Activities** – Mortgage loans originated and intended for sale in the secondary market are carried at fair value, as determined by outstanding commitments from investors. Net gains and losses are recorded as component of mortgage banking income.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Commitments to fund mortgage loans ("interest rate lock commitments") to be sold into the secondary market and non-exchange traded mandatory forward sales contracts ("forward contracts") for the future delivery of these mortgage loans are accounted for as free standing derivatives. Fair values of these mortgage derivatives are estimated based on changes in mortgage interest rates from the date the Company enters in to the derivative. Generally, the Company enters into forward commitments for the future delivery of mortgage loans when interest rate lock commitments are entered into, in order to hedge the change in interest rates resulting from its commitments to fund the loans. Changes in the fair values of these mortgage derivatives are included in net gains on sales of loans, which is a component of Mortgage Banking income on the income statement.

Mortgage loans held for sale are generally sold with the mortgage servicing rights ("MSR") retained. The carrying value of mortgage loans sold is reduced by the amount allocated to the servicing right. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold. Substantially all of the gain on sale of loans are reported in earnings when loans are locked.

MSRs represent an estimate of the present value of future cash servicing income, net of estimated costs that Republic expects to receive on loans sold with servicing retained. MSRs are capitalized as separate assets.

Amortization of MSRs are initially set at seven years and subsequently adjusted on a quarterly basis based on the weighted average remaining life of the underlying loans.

Effective January 1, 2008, loans held for sale, Mortgage Banking derivatives and their associated MSRs are carried at fair value as of the lock date of the loan. Once the loans are sold, the MSR is accounted for in accordance with the Financial Accounting Standards Board ("FASB") ASC topic 860. For sales of mortgage loans prior to January 1, 2007, a portion of the cost of the loan was allocated to the servicing right based on relative fair values. The Company adopted FASB ASC topic 860 on January 1, 2007, and for sales of mortgage loans beginning in 2007, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans.

In determining fair value of MSRs, management considers all relevant factors, including an independent third party valuation. The third party valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. The Company compares the valuation model inputs and results to published industry data in order to validate the model results and assumptions. All classes of MSRs are subsequently measured using the amortization method which requires servicing rights to be amortized into non interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans.

The weighted average remaining life of the MSR portfolio is adjusted quarterly based on an independent third party valuation detailed above. MSR amortization is recorded as a reduction to Mortgage Banking income on the income statement. The total MSR asset, net of amortization, recorded at December 31, 2009 and 2008 was $8 million and $6 million. The MSR asset is recorded as a component of other assets on the balance sheet.

The carrying value of the MSR asset is evaluated monthly for impairment based on the fair value of the MSR, using groupings of the underlying loans grouped by interest rates. Any impairment of a grouping would be reported as a valuation allowance. If the Company later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance may be recorded as an increase to income. Changes in valuation allowances are reported within Mortgage Banking income on the income statement.

A primary factor influencing the fair value is the estimated life of the underlying loans serviced. The estimated life of the loans serviced is significantly influenced by market interest rates. During a period of declining interest rates, the fair value of the MSRs generally will decline due to higher expected prepayments within the portfolio. Alternatively, during a period of rising interest rates the fair value of MSRs generally will increase as prepayments on the underlying loans would be expected to decline. No impairment of the MSR asset existed at December 31, 2009 or 2007, therefore no impairment expense was recognized during those periods. However, based on the estimated fair value at December 31, 2008, management determined six of the 24 tranches within the MSR portfolio were impaired and booked impairment expense of $1.3 million. The majority of this valuation allowance was reversed during the first quarter of 2009.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Loan servicing income is reported on the income statement as a component of Mortgage banking income. Loan servicing income is recorded as loan payments are collected and includes servicing fees from investors and certain charges collected from borrowers. The fees are based on a contractual percentage of the outstanding principal; or a fixed amount per loan and are recorded as income when earned. The amortization of MSRs is netted against loan servicing fee income. Loan servicing income totaled $2.9 million, $2.6 million and $2.4 million for the years ended December 31, 2009, 2008 and 2007. Late fees and ancillary fees related to loan servicing are not material.

**Loans** – Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding less deferred loan fees and costs and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

Interest income on mortgage and commercial loans is discontinued at the time the loan is 75 days delinquent unless the loan is well-secured and in process of collection. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. Non-accrual loans and loans past due 75 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans. A loan is moved to non-accrual status in accordance with the Company's policy, typically after 75 days of non-payment.

All interest accrued but not received for loans placed on non-accrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. Consumer and credit card loans, exclusive of RALs, are not placed on non-accrual status, but are reviewed periodically and charged off when the loans reach 120 days past due or at any point the loan is deemed uncollectible. RALs undergo a review in March and those delinquent RALs deemed uncollectible are charged off against the allowance for loan losses. All remaining RALs are charged off at June 30th each year. Collections subsequent to June 30th each year are recorded as recoveries.

**Securitization** – During 2008, 2007 and 2006, the Company utilized a securitization structure to fund a portion of the RALs originated during the respective tax seasons. From mid January to the end of February of each year, RALs which, upon origination, met certain underwriting criteria related to refund amount and Earned Income Tax Credit amount, were classified as loans held for sale and sold into the securitization. All other RALs originated were retained by the Company. There were no RALs held for sale as of any quarter end. The Company retained a related residual value in the securitization, which was classified on the balance sheet as a trading security. The initial residual interest had a weighted average life of approximately one month, and as such, substantially all of its cash flows were received by the end of the first quarter. The disposition of the remaining anticipated cash flows occurred within the remainder of the calendar year. At its initial valuation, and on a quarterly basis thereafter, the Company adjusted the carrying amount of the residual value to its fair value, which was determined based on expected future cash flows and was significantly influenced by the anticipated credit losses of the underlying RALs.

The Company chose not to utilize a securitization structure to fund its RAL portfolio during the first quarter 2009 and 2010 tax seasons. During the first quarter 2008 tax season, the securitization consisted of a total of $1.1 billion of RALs originated and sold. The Company's continuing involvement in RALs sold into the securitization was limited to only servicing of the RALs. Compensation for servicing of the securitized RALs was not contingent upon performance of the securitized RALs.

The Company concluded that the securitization was a sale as defined in FASB ASC topic 860 *"Transfers and Servicing."* This conclusion was based on, among other things, legal isolation of assets, the ability of the purchaser to pledge or sell the assets and the absence of a right or obligation of the Company to repurchase the financial assets.

*For additional discussion regarding TRS, see the following sections:*

- *Part II Item 8 "Financial Statements and Supplementary Data"*
  - *Footnote 3 "Loans and Allowance for Loan Losses"*
  - *Footnote 4 "Securitization"*
  - *Footnote 22 "Segment Information"*

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

**Allowance for Loan Losses** – The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

The allowance consists of specific and general components. The specific components relate to loans that are individually classified as impaired or loans otherwise classified as special mention, substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans over $1 million by evaluating either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement. Troubled debt restructurings are measured at the present value of estimated future cash flows using the loan's effective rate at inception.

**Real Estate Owned** – Assets acquired through loan foreclosure are initially recorded at fair value, less costs to sell, when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Costs incurred after acquisition are expensed.

**Premises and Equipment, Net** – Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed over the estimated useful lives of the related assets on the straight-line method. Estimated lives typically range from 25 to 39 years for buildings and improvements, three to ten years for furniture, fixtures and equipment and three to five years for leasehold improvements.

**Federal Home Loan Bank Stock** – The Company is a member of the Federal Home Loan Bank ("FHLB") system. Members are required to own a certain amount of stock based on the level of borrowings and other factors and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security and periodically evaluated for impairment. Because this stock is viewed as a long-term investment, impairment is based on ultimate recovery of par value. Both cash and stock dividends are recorded as interest income.

**Goodwill and Other Intangible Assets** – Goodwill resulting from business combinations prior to January 1, 2009 represent the excess of the purchase price over the fair value of the net assets of businesses acquired. Goodwill resulting from business combinations after January 1, 2009 represents the future economic benefits arising from other assets acquired that are individually identified and separately recognized. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually. The Company has selected September 30th as the date to perform its annual goodwill impairment test. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible asset with an indefinite life on the Company's balance sheet.

Other intangible assets consist of core deposit and acquired customer relationship intangible assets arising from whole bank and branch acquisitions. They are initially measured at fair value and then are amortized on an accelerated method over their estimated useful lives, which range from 7 to 10 years.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

**Long-Term Assets** – Premises and equipment, core deposit and other intangible assets, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

**Stock Based Compensation** – Compensation cost is recognized for stock options and restricted stock awards issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Company's common stock at the date of grant is used for restricted stock awards. Compensation expense is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

**Securities Sold Under Agreements to Repurchase and Other Short-term Borrowings** – Substantially all securities sold under agreements to repurchase liabilities represent amounts advanced by customers. Securities are pledged to cover the majority of these liabilities, as the liabilities are not covered by FDIC insurance. Other short-term borrowings primarily consist of federal funds purchased.

**Income Taxes** – Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized

The Company adopted guidance issued by the FASB with respect to accounting for uncertainty in income taxes as of January 1, 2007. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

**Retirement Plans** – 401(k) plan expense is recorded as a component of salaries and employee benefits and represents the amount of Company matching contributions.

**Off Balance Sheet Financial Instruments** – Financial instruments include off balance sheet credit instruments, such as commitments to fund loans and standby letters of credit. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded upon funding. Instruments such as standby letters of credit are considered financial guarantees and are recorded at fair value.

**Derivatives** – Republic only utilizes derivative instruments as described in Footnote 6 "*Mortgage Banking Activities*" in this section of the document.

**Loss Contingencies** – Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

**Restrictions on Cash and Cash Equivalents** – Republic is required by the Federal Reserve Bank ("FRB") to maintain average reserve balances. Cash and due from banks in the consolidated balance sheet includes $3.3 million and $1.4 million of reserve balances at December 31, 2009 and 2008. The Company does not earn interest on these cash balances.

**Earnings Per Share** – Basic earnings per share is based on net income (in the case of Class B Common Stock, less the dividend preference on Class A Common Stock), divided by the weighted average number of shares outstanding during the period. Diluted earnings per share includes the dilutive effect of additional potential common shares issuable under stock options. Earnings and dividends per share are restated for all stock dividends through the date of issuance of the financial statements.

**Comprehensive Income** – Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as a separate component of equity, net of tax.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

**Equity** – Stock dividends in excess of 20% are reported by transferring the par value of the stock issued from retained earnings to common stock. Stock dividends for 20% or less are reported by transferring the fair value, as of the ex-dividend date, of the stock issued from retained earnings to common stock and additional paid in capital. Fractional share amounts are paid in cash with a reduction in retained earnings.

**Dividend Restrictions** – Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders.

**Fair Value of Financial Instruments** – Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

**Segment Information** – Segments represent parts of the Company evaluated by management with separate financial information. Republic's internal information is primarily reported and evaluated in three lines of business – Traditional Banking, TRS and Mortgage Banking.

**Reclassifications** – Certain amounts presented in prior periods have been reclassified to conform to the current period presentation.

## 2. INVESTMENT SECURITIES

**Securities available for sale:**

The gross amortized cost and fair value of securities available for sale and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

| **December 31, 2009** ***(in thousands)*** | **Gross Amortized Cost** | **Gross Unrealized Gains** | **Gross Unrealized Losses** | **Fair Value** |
|---|---|---|---|---|
| **U.S. Treasury securities and U.S. Government agencies** | **$ 48,000** | **$ 82** | **$ -** | **$ 48,082** |
| **Private label mortgage backed and other private label mortgage-related securities** | **8,085** | **-** | **(2,184)** | **5,901** |
| **Mortgage backed securities** | **227,792** | **10,362** | **-** | **238,154** |
| **Collateralized mortgage obligations** | **123,536** | **765** | **(127)** | **124,174** |
| **Total securities available for sale** | **$ 407,413** | **$ 11,209** | **$ (2,311)** | **$ 416,311** |

| December 31, 2008 *(in thousands)* | Gross Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| U.S. Treasury securities and U.S. Government agencies | $ 458,245 | $ 596 | $ (1) | $ 458,840 |
| Private label mortgage backed and other private label mortgage-related securities | 14,678 | - | - | 14,678 |
| Mortgage backed securities | 305,902 | 2,829 | (496) | 308,235 |
| Collateralized mortgage obligations | 74,130 | - | (1,974) | 72,156 |
| Total securities available for sale | $ 852,955 | $ 3,425 | $ (2,471) | $ 853,909 |

**Mortgage backed Securities**

At December 31, 2009, with the exception of the $5.9 million private label mortgage backed and other private label mortgage-related securities, all of the mortgage backed securities held by the Company were issued by U.S. government-sponsored entities and agencies, primarily Federal Home Loan Mortgage Corporation ("Freddie Mac" or "FHLMC") and Fannie Mae ("FNMA"), institutions which the government has affirmed its commitment to support. Because the decline in fair value of the mortgage backed securities is attributable to changes in interest rates and illiquidity, and not credit quality, and because the Company does not have the intent to sell these mortgage backed securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2009.

As mentioned throughout this filing, the Company's mortgage backed securities portfolio includes private label mortgage backed and other private label mortgage-related securities with a fair value of $5.9 million which had net unrealized losses of approximately $2.2 million at December 31, 2009. As of December 31, 2009, the Company believes there is no further credit loss component of other-than-temporary impairment ("OTTI"). In addition, the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery.

## 2. INVESTMENT SECURITIES *(continued)*

**Securities to be held to maturity:**

The carrying value, gross unrecognized gains and losses, and fair value of securities to be held to maturity were as follows:

| **December 31, 2009** ***(in thousands)*** | **Carrying Value** | **Gross Unrecognized Gains** | **Gross Unrecognized Losses** | **Fair Value** |
|---|---|---|---|---|
| **U.S. Treasury securities and U.S. Government agencies** | **$ 9,187** | **$ 90** | **$ -** | **$ 9,277** |
| **Obligations of states and political subdivisions** | **384** | **38** | **-** | **422** |
| **Mortgage backed securities** | **2,748** | **108** | **(1)** | **2,855** |
| **Collateralized mortgage obligations** | **38,605** | **84** | **(108)** | **38,581** |
| **Total securities to be held to maturity** | **$ 50,924** | **$ 320** | **$ (109)** | **$ 51,135** |

| December 31, 2008 *(in thousands)* | Carrying Value | Gross Unrecognized Gains | Gross Unrecognized Losses | Fair Value |
|---|---|---|---|---|
| U.S. Treasury securities and U.S. Government agencies | $ 4,670 | $ 7 | $ - | $ 4,677 |
| Obligations of states and political subdivisions | 384 | 17 | - | 401 |
| Mortgage backed securities | 3,527 | 63 | (2) | 3,588 |
| Collateralized mortgage obligations | 42,184 | - | (1,626) | 40,558 |
| Total securities to be held to maturity | $ 50,765 | $ 87 | $ (1,628) | $ 49,224 |

### Sales of Securities Available for Sale

During 2009, there were no sales or calls of securities available for sale.

During the first quarter of 2008, the Company realized a $311,000 gain related to the mandatory partial redemption of the Company's Visa, Inc. Class B Common Stock holdings related to Visa's initial public offering. In addition, the Company realized $150,000 in gains related to unamortized discount accretion on a portion of callable U.S. Government agencies that were called before their maturity. During the fourth quarter of 2008, the Company sold a total of nine U.S. Government agency and mortgage backed securities totaling $81 million resulting in a gain of $1.6 million. As interest rates fell to unprecedented levels in December 2008 and underlying prepayment speeds increased dramatically, the Company made the strategic decision to sell these securities and realize additional gains related to the unamortized discounts for these securities.

During the fourth quarter of 2007, the Company sold a $40 million U.S. Treasury Bill security resulting in a gain of $8,000.

The tax provision related to the Company's realized gains totaled $0, $721,000 and $2,800 for 2009, 2008 and 2007, respectively.

## 2. INVESTMENT SECURITIES *(continued)*

The amortized cost and fair value of the investment securities portfolio by contractual maturity at December 31, 2009 follows. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date are detailed separately.

| | Securities available for sale | | Securities to be held to maturity | |
|---|---|---|---|---|
| **December 31 2009, *(in thousands)*** | **Amortized Cost** | **Fair Value** | **Carrying Value** | **Fair Value** |
| **Due in one year or less** | $ 48,000 | $ 48,082 | $ 8,693 | $ 8,783 |
| **Due from one year to five years** | - | - | 494 | 494 |
| **Due from five years to ten years** | - | - | 384 | 422 |
| **Private label mortgage backed and other private label mortgage-related securities** | 8,085 | 5,901 | - | - |
| **Mortgage backed securities** | 227,792 | 238,154 | 2,748 | 2,855 |
| **Collateralized mortgage obligations** | 123,536 | 124,174 | 38,605 | 38,581 |
| **Total** | $ 407,413 | $ 416,311 | $ 50,924 | $ 51,135 |

At December 31, 2009 and 2008, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of stockholders' equity.

### Market Loss Analysis

Securities with unrealized losses at December 31, 2009 and 2008, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

| | Less than 12 months | | 12 months or more | | Total | |
|---|---|---|---|---|---|---|
| **December 31, 2009 *(in thousands)*** | **Fair Value** | **Unrealized Losses** | **Fair Value** | **Unrealized Losses** | **Fair Value** | **Unrealized Losses** |
| **U.S. Treasury securities and U.S. Government agencies** | $ - | $ - | $ - | $ - | $ - | $ - |
| **Private label mortgage backed and other private label mortgage-related securities** | 5,901 | (2,184) | - | - | 5,901 | (2,184) |
| **Mortgage backed securities, including Collateralized mortgage obligations** | 19,738 | (64) | 12,093 | (172) | 31,831 | (236) |
| **Total** | $ 25,639 | $ (2,248) | $ 12,093 | $ (172) | $ 37,732 | $ (2,420) |

| | Less than 12 months | | 12 months or more | | Total | |
|---|---|---|---|---|---|---|
| December 31, 2008 *(in thousands)* | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses |
| U.S. Treasury securities and U.S. Government agencies | $ 24,999 | $ (1) | $ - | $ - | $ 24,999 | $ (1) |
| Private label mortgage backed and other private label mortgage-related securities | - | - | - | - | - | - |
| Mortgage backed securities, including Collateralized mortgage obligations | 178,864 | (4,092) | 77 | (6) | 178,941 | (4,098) |
| Total | $ 203,863 | $ (4,093) | $ 77 | $ (6) | $ 203,940 | $ (4,099) |

## 2. INVESTMENT SECURITIES *(continued)*

As of December 31, 2009, the Company's security portfolio consisted of 134 securities, 21 of which were in an unrealized loss position. The majority of unrealized losses are related to the Company's mortgage-backed and other securities, as discussed below:

**Other-than-temporary impairment ("OTTI")**

Unrealized losses for all investment securities are reviewed to determine whether the losses are "other-than-temporary." Investment securities are evaluated for OTTI on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether a decline in their value below amortized cost is other-than-temporary. In conducting this assessment, the Company evaluates a number of factors including, but not limited to:

- The length of time and the extent to which fair value has been less than the amortized cost basis;
- The Company's intent to hold until maturity or sell the debt security prior to maturity;
- An analysis of whether it is more likely than not that the Company will be required to sell the debt security before its anticipated recovery;
- Adverse conditions specifically related to the security, an industry, or a geographic area;
- The historical and implied volatility of the fair value of the security;
- The payment structure of the security and the likelihood of the issuer being able to make payments;
- Failure of the issuer to make scheduled interest or principal payments;
- Any rating changes by a rating agency; and
- Recoveries or additional decline in fair value subsequent to the balance sheet date.

The term "other-than-temporary" is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value are not necessarily favorable, or that there is a general lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Once a decline in value is determined to be other-than-temporary, the value of the security is reduced and a corresponding charge to earnings is recognized for the anticipated credit losses.

Nationally, residential real estate values have declined significantly since 2007. These declines in value, coupled with the reduced ability of certain homeowners to refinance or repay their residential real estate obligations, have led to elevated delinquencies and losses in residential real estate loans. Many of these loans have previously been securitized and sold to investors as private label mortgage backed and other private label mortgage-related securities. The Company owned and continues to own five private label mortgage backed and other private label mortgage-related securities with an amortized cost of $8.1 million at December 31, 2009. These securities are not guaranteed by government agencies. Approximately $2.2 million (*Securities 1 through 4 in the table below*) of these securities are mostly backed by "Alternative A" first lien mortgage loans. The remaining $5.9 million (*Security 5 in the table below*) represents an asset backed security with an insurance "wrap" or guarantee. The average life of these securities is currently estimated to be approximately two years. Due to current market conditions, all of these assets are extremely illiquid, and as such, the Company determined that these securities are Level 3 securities in accordance with FASB ASC topic 820, *"Fair Value Measurements and Disclosures."* Based on this determination, the Company utilized an income valuation model (present value model) approach, in determining the fair value of these securities. This approach is beneficial for positions that are not traded in active markets or are subject to transfer restrictions, and/or where valuations are adjusted to reflect illiquidity and/or non-transferability. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used. Management's best estimate consists of both internal and external support for these investments. *See Footnote 5, "Fair Value" for additional discussion.*

Prior to the second quarter of 2009, all unrealized losses related to the private label mortgage backed and other private label mortgage-related securities were transferred from accumulated other comprehensive loss to an immediate reduction of earnings classified as net impairment losses on investment securities in the consolidated statement of income and comprehensive income. With the adoption of the ASCs as of April 1, 2009, the Company recorded a cumulative effect adjustment to retained earnings for all unrealized losses in the Company's private label mortgage backed and other private label mortgage-related securities which were deemed to be non-credit in nature with a corresponding adjustment to accumulated other comprehensive loss.

## 2. INVESTMENT SECURITIES *(continued)*

During the first quarter of 2009, prior to the adoption of the ASCs, the Company recognized total non cash OTTI charges to the income statement of $3.1 million for its private label mortgage backed securities and other private label mortgage-related securities. During the second and third quarters of 2009, the Company recognized total non cash OTTI charges to the income statement of $1.9 million and $850,000, resulting from anticipated credit losses for the Company's private label mortgage backed securities and other private label mortgage-related securities. During the fourth quarter of 2009, the Company recognized a total non cash OTTI net credit of $48,000 related to the same.

The following table presents a rollforward of the credit losses recognized in earnings for the period ended December 31, 2009:

| *(in thousands)* | | |
|---|---|---|
| **Beginning balance, January 1, 2009** | **$** | **14,213** |
| **Amounts related to credit loss for which an other-than-temporary impairment was not previously recognized** | | **5,822** |
| **Additions/Subtractions** | | |
| **Increases to the amount related to the credit loss for which other-than-temporary impairment was previously recognized** | | **(2,769)** |
| **Ending balance, December 31, 2009** | **$** | **17,266** |

Further deterioration in economic conditions could cause the Company to record additional impairment charges related to credit losses of up to $8.1 million, which is the current gross amortized cost of the Company's private label mortgage backed securities and other private label mortgage-related securities.

The following table details the credit ratings and the total impairment loss related to "all other factors" recorded as a component of accumulated other comprehensive income for the Company's private label mortgage backed and other private label mortgage-related securities as of December 31, 2009:

| | | | | Ratings as of December 31, 2009 | | |
|---|---|---|---|---|---|---|
| *(in thousands)* | Gross Amortized Cost | Fair Value | Gross Unrealized Gains / (Losses) | S&P | Fitch | Moody's |
| **Security 1** | **$ 704** | **$ 664** | **$ (40)** | **CC** | **-** | **Ca** |
| **Security 2** | **-** | **-** | **-** | **D** | **-** | **Ca** |
| **Security 3** | **1,212** | **1,117** | **(95)** | **CCC** | **C** | **-** |
| **Security 4** | **282** | **260** | **(22)** | **CCC** | **C** | **-** |
| **Security 5** | **5,887** | **3,860** | **(2,027)** | **BB** | **-** | **-** |
| **Total** | **$ 8,085** | **$ 5,901** | **$ (2,184)** | | | |

The ratings above range from default (S&P D) to Speculative (S&P BB).

During the first quarter of 2008, the Company determined that its FHLMC preferred stock investment, with an aggregate carrying value at the time of $2 million, was other-than-temporarily impaired and recorded an impairment charge of $680,000. During September 2008, the U.S. Treasury, the FRB, and the Federal Housing Finance Agency ("FHFA") announced that the FHFA was placing FHLMC under conservatorship, giving management control to the FHFA. As a result, during the third quarter of 2008, the fair market value of the security declined significantly and the Company recorded another impairment charge of $1.4 million. With the third quarter impairment charge, the Company completely wrote down the value of the investment to $0.

## 2. INVESTMENT SECURITIES *(continued)*

As a result of the impairment charges noted above, all respective unrealized losses were transferred from accumulated other comprehensive loss to an immediate reduction of earnings classified as net impairment losses on investment securities in the consolidated statement of income and comprehensive income.

**Pledged Investment Securities**

Investment securities pledged to secure public deposits, securities sold under agreements to repurchase and securities held for other purposes, as required or permitted by law are as follows:

| December 31, *(in thousands)* | **2009** | 2008 |
|---|---|---|
| Amortized cost | **$ 427,444** | $ 595,156 |
| Fair value | **427,444** | 593,922 |

## 3. LOANS AND ALLOWANCE FOR LOAN LOSSES

The composition of the loan portfolio follows:

| December 31, *(in thousands)* | **2009** | 2008 |
|---|---|---|
| Residential real estate | **$ 1,097,311** | $ 1,095,540 |
| Commercial real estate | **641,451** | 653,048 |
| Real estate construction | **83,090** | 99,395 |
| Commercial | **104,274** | 111,604 |
| Consumer | **21,651** | 28,056 |
| Overdrafts | **2,006** | 2,796 |
| Home equity | **318,449** | 313,418 |
| Total loans | **2,268,232** | 2,303,857 |
| Less: Allowance for loan losses | **22,879** | 14,832 |
| Loans, net | **$ 2,245,353** | $ 2,289,025 |

Activity in the allowance for loan losses follows:

| December 31, *(in thousands)* | **2009** | 2008 | 2007 |
|---|---|---|---|
| Allowance for loan losses at beginning year | **$ 14,832** | $ 12,735 | $ 11,218 |
| Charge offs - Banking | **(8,662)** | (6,940) | (3,264) |
| Charge offs - Tax Refund Solutions | **(31,180)** | (9,206) | (4,246) |
| Total charge offs | **(39,842)** | (16,146) | (7,510) |
| Recoveries - Banking | **824** | 882 | 858 |
| Recoveries - Tax Refund Solutions | **13,090** | 1,156 | 1,349 |
| Total recoveries | **13,914** | 2,038 | 2,207 |
| Net loan charge offs/recoveries - Banking | **(7,838)** | (6,058) | (2,406) |
| Net loan charge offs/recoveries - Tax Refund Solutions | **(18,090)** | (8,050) | (2,897) |
| Net loan charge offs/recoveries | **(25,928)** | (14,108) | (5,303) |
| Provision for loan losses | **33,975** | 16,205 | 6,820 |
| Allowance for loan losses at end of year | **$ 22,879** | $ 14,832 | $ 12,735 |

## 3. LOANS AND ALLOWANCE FOR LOAN LOSSES *(continued)*

Information regarding Republic's impaired loans follows:

| As of and for the years ended December 31, *(in thousands)* | **2009** | 2008 | 2007 |
|---|---|---|---|
| Loans with no allocated allowance for loan losses | **$ 10,995** | $ - | $ - |
| Loans with allocated allowance for loan losses | **37,851** | 12,108 | 6,412 |
| Total impaired loans | **$ 48,846** | $ 12,108 | $ 6,412 |
| Amount of the allowance for loan losses allocated | **$ 4,718** | $ 1,998 | $ 1,499 |
| Average of individually impaired loans during the year | **35,930** | 13,355 | 10,049 |
| Interest income recognized during impairment | **-** | - | - |
| Cash basis interest income recognized | **-** | - | - |

Republic defines impaired loans to be those commercial loans that the Company has classified as doubtful (collection of total amount due is improbable) or loss (all or a portion of the loan has been written off or a specific allowance for loss has been provided) or otherwise meet the definition of impaired. Impaired loans also include loans accounted for as troubled debt restructurings ("TDRs"). The Company had allocated $3.1 million of specific reserves to customers whose loan terms have been modified in troubled debt restructurings as of December 31, 2009. The Company had outstanding $37 million to customers whose loans were classified as a troubled debt restructuring as of December 31, 2009.

Detail of non-performing loans and non-performing assets follows:

| December 31, *(in thousands)* | **2009** | 2008 | 2007 |
|---|---|---|---|
| Loans on non-accrual status | **$ 43,136** | $ 11,324 | $ 8,303 |
| Loans past due 90 days or more and still on accrual | **8** | 2,133 | 1,318 |
| Total non-performing loans | **43,144** | 13,457 | 9,621 |
| Other real estate owned | **4,772** | 5,737 | 795 |
| Total non-performing assets | **$ 47,916** | $ 19,194 | $ 10,416 |
| Non-performing loans to total loans | **1.90%** | 0.58% | 0.40% |
| Non-performing assets to total loans (including OREO) | **2.11%** | 0.83% | 0.43% |

The composition of non-performing loans by loan type follows:

| December 31, *(in thousands)* | **2009** | 2008 | 2007 |
|---|---|---|---|
| Residential real estate | **$ 14,832** | $ 7,147 | $ 6,644 |
| Commercial real estate | **16,850** | 2,665 | 1,750 |
| Real estate construction | **9,500** | 2,749 | 882 |
| Commercial | **647** | 243 | 113 |
| Consumer | **71** | 86 | 109 |
| Home equity | **1,244** | 567 | 123 |
| Total non-performing loans | **$ 43,144** | $ 13,457 | $ 9,621 |

Non-accrual loans and loans past due 90 days or more still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans. As of December 31, 2009, 2008 and 2007, $18 million, $3 million and $731,000 of impaired loans were also classified as non-performing loans, respectively.

The following table details RAL originations and loss reserves for 2009, 2008 and 2007:

| Year Ended December 31, *(in thousands)* | **2009** | 2008 | 2007 |
|---|---|---|---|
| **RAL Originations:** | | | |
| RALs originated and retained on balance sheet | **$ 2,472,708** | $ 683,073 | $ 226,909 |
| RALS originated and securitized | **-** | 1,098,717 | 350,414 |
| Total RALs originated | **$ 2,472,708** | $ 1,781,790 | $ 577,323 |
| **RAL Losses:** | | | |
| Losses for RALs retained, net | **$ 18,090** | $ 8,051 | $ 2,897 |
| Net reduction to estimated future cash flows for securitized RALs | **-** | 6,350 | 1,950 |
| Total RAL losses, net | **$ 18,090** | $ 14,401 | $ 4,847 |

**RAL Loss Reserves and Provision for Loan Losses:**

Substantially all RALs issued by the Company each year are made during the first quarter. Losses associated with RALs result from the IRS not remitting taxpayer refunds to the Company associated with a particular tax return. This occurs for a number of reasons, including errors in the tax return, tax return fraud and tax debts not previously disclosed to the Company during its underwriting process. While the RAL application form is completed by the taxpayer in the tax-preparer's office, the credit approval criteria is established by TRS and the underwriting decision is made by TRS. TRS reviews and evaluates all tax returns to determine the likelihood of IRS payment. If any attribute of the tax return appears to fall outside of predetermined parameters, TRS will not originate the RAL.

Profitability in the Company's TRS segment is primarily driven by the volume of RAL transactions processed and the loss rate incurred on RALs, and is particularly sensitive to both measures. During 2009 (primarily the first quarter), the Company processed 39% more in dollars of RALs compared to the same period in 2008. The TRS segment's provision for loan losses increased from $8.1 million during the year ended December 31, 2008 (with $7.5 million related to the first quarter of 2008) to $18.1 million during the year ended December 31, 2009 (with $22.0 million related to the first quarter of 2009). Included as a reduction to the 2009 TRS provision for loan losses was $2.4 million representing a limited preparer-provided guarantee for RAL product performance. Substantially all of this credit was recorded during the first quarter of 2009. Not included in the 2008 net provision for loan losses was $6.4 million for losses associated with securitized RALs which were recorded as a reduction to Net RAL securitization income because these losses represented a decrease in the net present value of the future estimated cash flows of the residual interest. The increase in losses associated with RALs during 2009 was primarily due to the increased overall volume coupled with higher estimated RAL losses as a percent of total originations related to an increase in the amount of refunds held by the IRS for reasons such as errors in the tax return, tax return fraud and tax debts not previously disclosed to the Company.

At March 31st of each year the Company reserves for its estimated RAL losses for the year based on current year and historical funding patterns and based on information received from the IRS on current year payment processing. The Company charges off substantially all outstanding RALs by June 30th each year with subsequent collections recorded as recoveries. As of December 31, 2009, $23.1 million of RALs originated during 2009 were charged off compared to $15.3 million (includes $7.0 million of securitized RALs) at December 31, 2008 for RALs originated during 2008, representing 0.93% and 0.86% of total gross RALs originated during the respective tax years by the Company.

*For additional discussion regarding TRS, see the following sections:*

- *Part II Item 8 "Financial Statements and Supplementary Data"*
  - *Footnote 1 "Summary of Significant Accounting Policies"*
  - *Footnote 4 "Securitization"*
  - *Footnote 22 "Segment Information"*

## 4. SECURITIZATION

During 2008, 2007 and 2006, the Company utilized a securitization structure to fund a portion of the RALs originated during the respective tax seasons. From mid January to the end of February of each year, RALs which, upon origination, met certain underwriting criteria related to refund amount and Earned Income Tax Credit amount, were classified as loans held for sale and sold into the securitization. All other RALs originated were retained by the Company. There were no RALs held for sale as of any quarter end. The Company retained a related residual value in the securitization, which was classified on the balance sheet as a trading security. The initial residual interest had a weighted average life of approximately one month, and as such, substantially all of its cash flows were received by the end of the first quarter. The disposition of the remaining anticipated cash flows occurred within the remainder of the calendar year. At its initial valuation, and on a quarterly basis thereafter, the Company adjusted the carrying amount of the residual value to its fair value, which was determined based on expected future cash flows and was significantly influenced by the anticipated credit losses of the underlying RALs.

During the first quarters of 2008 and 2007 the securitization consisted of a total of $1.1 billion and $350 million of RALs originated and sold, respectively. The Company's continuing involvement in RALs sold into the securitization was limited to only servicing of the RALs. Compensation for servicing of the securitized RALs was not contingent upon performance of the securitized RALs.

The Company concluded that the securitization was a sale as defined in FASB ASC topic 860 *"Transfers and Servicing."* This conclusion was based on, among other things, legal isolation of assets, the ability of the purchaser to pledge or sell the assets, and the absence of a right or obligation of the Company to repurchase the financial assets.

Due to the excessive costs of securitization structures, which resulted from a significant lack of liquidity in the credit markets beginning during the latter half of 2008 and continuing thought 2009, the Company elected not to obtain funding from a securitization structure for the first quarter 2009 tax season. Instead, the Company utilized brokered certificates of deposits and its traditional borrowing lines of credit as its primary RAL funding source for the first quarter 2009 tax season. The corresponding accounting for this change in funding strategy has caused differences among some income and expense items when comparing income statement results for 2009 to results in 2008. The securitization had the effect during 2008 of reclassifying for securitized RALs the fee income earned, interest expense paid and provision expense into "Net RAL securitization income," which is a component of non interest income. During 2009, these items were classified in interest income on loans, interest expense on deposits and provision for loan losses, respectively. For 2008, the Company recognized net RAL securitization income of $13.3 million ($12.6 million related to the quarter ended March 31, 2008).

Detail of Net RAL securitization income follows:

| Year Ended December 31, *(in thousands)* | **2009** | 2008 | 2007 |
|---|---|---|---|
| Net gain on sale of RALs | **$ -** | $ 8,307 | $ 2,261 |
| Increase in securitization residual | **514** | 5,040 | 1,511 |
| Net RAL securitization income | **$ 514** | $ 13,347 | $ 3,772 |

*For additional discussion regarding TRS, see the following sections:*

- *Part II Item 8 "Financial Statements and Supplementary Data"*
  - *Footnote 1 "Summary of Significant Accounting Policies"*
  - *Footnote 3 "Loans and Allowance for Loan Losses"*
  - *Footnote 22 "Segment Information"*

## 5. FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

**Level 1:** Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

**Level 2:** Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

**Level 3:** Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate the fair value of each type of financial instrument:

**Securities available for sale:** For all securities available for sale, excluding private label mortgage backed and other private label mortgage-related securities, fair value is typically determined by matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities, but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2 inputs). With the exception of private label mortgage backed and other private label mortgage-related securities, all securities available for sale are classified as Level 2 in the fair value hierarchy.

In April 2009, the FASB finalized three ASCs regarding the accounting treatment for investments including mortgage backed securities. These ASCs changed the method for determining if an OTTI exists and the amount of OTTI to be recorded through an entity's income statement. The changes brought about by the ASCs reflect a more accurate representation of the credit and noncredit components of an OTTI event. These ASCs were effective for financial statements issued for periods ending after June 15, 2009. The Company recognized a $1.8 million cumulative effect of initially applying FASB ASC topic 320 *"Investments – Debt and Equity Securities,"* as an adjustment to retained earnings at April 1, 2009, with a corresponding adjustment to accumulated other comprehensive income. Due to current market conditions, all of these assets are extremely illiquid, and as such, the Company determined that these securities are Level 3 securities in accordance with FASB ASC topic 820, *"Fair Value Measurements and Disclosures."* Based on this determination, the Company utilized an income valuation model (present value model) approach, in determining the fair value of these securities.

*See Footnote 2 "Investment Securities" for additional discussion regarding the Company's private label mortgage backed and other private label mortgage-related securities.*

**Derivative instruments**: Mortgage Banking derivatives used in the ordinary course of business consist of mandatory forward sales contracts ("forward contracts") and rate lock loan commitments. The fair value of the Company's derivative instruments is primarily measured by obtaining pricing from broker-dealers recognized to be market participants. The pricing is derived from market observable inputs that can generally be verified and do not typically involve significant judgment by the Company. Forward contracts and rate lock loan commitments are classified as Level 2 in the fair value hierarchy.

**Mortgage loans held for sale:** The fair value of mortgage loans held for sale is determined using quoted secondary market prices. Mortgage loans held for sale are classified as Level 2 in the fair value hierarchy.

**Impaired Loans:** The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value.

## 5. FAIR VALUE *(continued)*

**Other Real Estate Owned**: Nonrecurring adjustments to certain commercial and residential real estate properties classified as other real estate owned are measured at the lower of carrying amount or fair value, less costs to sell. Fair values are generally based on third party appraisals of the property, resulting in a Level 3 classification. In cases where the carrying amount exceeds the fair value, less costs to sell, an impairment loss is recognized.

**Mortgage Servicing Rights**: The fair value of mortgage servicing rights is based on a valuation model that calculates the present value of estimated net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income. The Company is able to compare the valuation model inputs and results to widely available published industry data for reasonableness. Mortgage servicing rights are classified as Level 2 in the fair value hierarchy.

Assets and liabilities measured at fair value under on a recurring basis, including financial assets and liabilities for which the Company has elected the fair value option, are summarized below:

| | | Fair Value Measurements at December 31, 2009 Using: | | | |
|---|---|---|---|---|---|
| *(in thousands)* | Carrying Value | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Total Fair Value |
| **Securities available for sale:** | | | | | |
| **U.S. Treasury securities and U.S. Government agencies** | **$ 48,000** | **$ -** | **$ 48,082** | **$ -** | **$ 48,082** |
| **Private label mortgage backed and other private label mortgage-related securities** | **8,085** | **-** | **-** | **5,901** | **5,901** |
| **Mortgage backed securities** | **227,792** | **-** | **238,154** | **-** | **238,154** |
| **Collateralized mortgage obligations** | **123,536** | **-** | **124,174** | **-** | **124,174** |
| **Total securities available for sale** | **$ 407,413** | **$ -** | **$ 410,410** | **$ 5,901** | **$ 416,311** |
| **Mandatory forward contracts** | **$ -** | **$ -** | **$ 616** | **$ -** | **$ 616** |
| **Rate lock loan commitments** | **-** | **-** | **53** | **-** | **53** |
| **Mortgage loans held for sale** | **5,445** | **-** | **5,445** | **-** | **5,445** |

## 5. FAIR VALUE *(continued)*

| *(in thousands)* | Carrying Value | Fair Value Measurements at December 31, 2008 Using: Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Total Fair Value |
|---|---|---|---|---|---|
| Securities available for sale: | | | | | |
| U.S. Treasury securities and U.S. Government agencies | $ 458,245 | $ - | $ 458,840 | $ - | $ 458,840 |
| Private label mortgage backed and other private label mortgage-related securities | 14,678 | - | - | 14,678 | 14,678 |
| Mortgage backed securities | 305,902 | - | 308,235 | - | 308,235 |
| Collateralized mortgage obligations | 74,130 | - | 72,156 | - | 72,156 |
| Total securities available for sale | $ 852,955 | $ - | $ 839,231 | $ 14,678 | $ 853,909 |
| Mandatory forward contracts | $ - | $ - | $ (451) | $ - | $ (451) |
| Rate lock loan commitments | - | - | 543 | - | 543 |
| Mortgage loans held for sale | 11,298 | - | 11,298 | - | 11,298 |

The tables below presents a reconciliation of all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the periods ended December 31, 2009 and 2008:

Securities available for Sale - Private label mortgage backed and other private label mortgage-related securities

| December 31, *(in thousands)* | **2009** | 2008 |
|---|---|---|
| Balance, beginning of year | **$ 14,678** | $ - |
| Transfer into Level 3 | **-** | 22,085 |
| Total gains or losses included in earnings: | | |
| Net realized OTTI loss | **(5,822)** | - |
| Net change in unrealized gain / loss | **584** | (3,364) |
| Premium amortization | **-** | (47) |
| Principle paydowns | **(3,539)** | (3,996) |
| Balance, end of year | **$ 5,901** | $ 14,678 |

Trading securities - Residual interest in the RAL securitization

As detailed above in Footnote 3 *"Loans and Allowance for Loan Losses,"* the Company elected not to obtain funding from a securitization structure for the first quarter 2009 tax season.

| Year Ended December 31, *(in thousands)* | 2008 |
|---|---|
| Balance, January 1, 2008 | $ - |
| Increase in RAL securitization residual | 5,040 |
| Retained securitization residual | 102,059 |
| Paydown of trading securities | (107,099) |
| Balance, December 31, 2008 | $ - |

The Company recorded a net gain on sale of sale of RALs of $8.3 million during 2008.

## 5. FAIR VALUE *(continued)*

Assets measured at fair value on a non-recurring basis are summarized below:

| *(in thousands)* | Carrying Value | Fair Value Measurements at December 31, 2009 Using: Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Total Fair Value |
|---|---|---|---|---|---|
| **Impaired loans** | **$ 48,846** | **$ -** | **$ -** | **$ 44,128** | **$ 44,128** |
| **Other real estate owned** | **1,276** | **-** | **-** | **1,276** | **1,276** |
| **Mortgage servicing rights** | **8,430** | **-** | **10,475** | **-** | **10,475** |

| *(in thousands)* | Carrying Value | Fair Value Measurements at December 31, 2008 Using: Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Total Fair Value |
|---|---|---|---|---|---|
| Impaired loans | $ 12,108 | $ - | $ - | $ 10,110 | $ 10,110 |
| Other real estate owned | 263 | - | - | 263 | 263 |
| Mortgage servicing rights | 5,809 | - | 5,809 | - | 5,809 |

The following section details impairment charges recognized during the period:

The Company recorded realized impairment losses related to its Level 3 private label mortgage backed and other private label mortgage-related securities totaling $5.8 million and $16.3 million for the year ended December 31, 2009 and 2008. *See Footnote 2 "Investment Securities" for additional detail.*

At December 31, 2009 and 2008, impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying amount of $49 million and $12 million, with a valuation allowance of $5 million and $2 million, resulting in an additional provision for loan losses of $1.9 million and $499,000 for the years ended December 31, 2009 and 2008, respectively.

Other real estate owned, which is measured at the lower of carrying or fair value less costs to sell, had a net had a carrying amount of $1.3 million, which is comprised of the outstanding balance of $2.1 million, net of a valuation allowance of $799,000, resulting in a write-down of $799,000 for the year ending December 31, 2009.

Mortgage servicing rights, which are carried at lower of cost or fair value, were written down $1.3 million during the fourth quarter of 2008 related to the impairment of six of the 24 tranches within the portfolio. Due primarily to a decline in the expected prepayment speed of the Company's sold loan portfolio with servicing retained, the fair value of the Company's MSRs increased during 2009. As a result of this increase, the Company reduced its corresponding valuation allowance by $1.1 million during the first quarter of 2009 and an additional $122,000 during the second quarter of 2009. No MSR valuation allowance existed at December 31, 2009.

## 5. FAIR VALUE *(continued)*

The carrying amounts and estimated fair values of financial instruments, at December 31, 2009 and 2008 are as follows:

| December 31, *(in thousands)* | **2009** | | 2008 | |
|---|---|---|---|---|
| | **Carrying Amount** | **Fair Value** | Carrying Amount | Fair Value |
| **Assets:** | | | | |
| Cash and cash equivalents | **$ 1,068,179** | **$ 1,068,179** | $ 616,303 | $ 616,303 |
| Securities available for sale | **416,311** | **416,311** | 853,909 | 853,909 |
| Securities to be held to maturity | **50,924** | **51,135** | 50,765 | 49,224 |
| Mortgage loans held for sale | **5,445** | **5,445** | 11,298 | 11,298 |
| Loans, net | **2,245,353** | **2,259,654** | 2,289,025 | 2,334,945 |
| Federal Home Loan Bank stock | **26,248** | **26,248** | 25,082 | 25,082 |
| Accrued interest receivable | **10,049** | **10,049** | 13,252 | 13,252 |
| **Liabilities:** | | | | |
| Deposits: | | | | |
| Non interest-bearing accounts | **318,275** | **318,275** | 273,203 | 273,203 |
| Transaction accounts | **940,171** | **940,171** | 960,770 | 960,770 |
| Time deposits | **1,344,035** | **1,349,268** | 1,509,396 | 1,547,830 |
| Securities sold under agreements to repurchase and other short-term borrowings | **299,580** | **299,580** | 339,012 | 339,012 |
| Subordinated note | **41,240** | **41,148** | 41,240 | 41,154 |
| Federal Home Loan Bank advances | **637,607** | **636,600** | 515,234 | 546,391 |
| Accrued interest payable | **2,888** | **2,888** | 6,592 | 6,592 |

The methods and assumptions used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. The methods for determining the fair values for securities were described previously. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair value of debt is based on current rates for similar financing. It was not practicable to determine the fair value of FHLB stock due to restrictions placed on its transferability. The fair value of off-balance sheet items is not considered material.

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2009 and 2008. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, estimates of fair value may differ significantly from the amounts presented.

## 6. MORTGAGE BANKING ACTIVITIES

Activity for mortgage loans held for sale was as follows:

| December 31, *(in thousands)* | **2009** | 2008 |
|---|---|---|
| Balance, beginning of year | **$ 11,298** | $ 4,278 |
| Origination of mortgage loans held for sale | **556,685** | 234,759 |
| Proceeds from the sale of mortgage loans held for sale | **(573,870)** | (232,192) |
| Net gain in sale of mortgage loans held for sale | **11,332** | 4,453 |
| Balance, end of year | **$ 5,445** | $ 11,298 |

Mortgage loans serviced for others are not reported as assets. Republic serviced loans for others (primarily FHLMC) totaling $1.2 billion and $1.1 billion at December 31, 2009 and 2008. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and processing foreclosures. Custodial escrow account balances maintained in connection with serviced loans were $16.4 million and $15.7 million at December 31, 2009 and 2008.

Mortgage banking activities primarily include residential mortgage originations and servicing. The following table presents the components of Mortgage Banking income:

| December 31, *(in thousands)* | **2009** | 2008 | 2007 |
|---|---|---|---|
| Net gain on sale of mortgage loans held for sale | **$ 11,332** | $ 4,453 | $ 2,185 |
| Change in mortgage servcing rights valuation allowance | **1,255** | (1,255) | - |
| Loan servicing income, net of amortization | **(1,566)** | 338 | 788 |
| Mortgage banking income | **$ 11,021** | $ 3,536 | $ 2,973 |

Net loan servicing income above consists of loan servicing income of $2,900,000, $2,600,000 and $2,406,000 for the years ended 2009, 2008 and 2007 net of amortization of $4,466,000, $2,262,000 and $1,618,000 for the same periods, respectively.

Activity for capitalized mortgage servicing rights was as follows:

| December 31, *(in thousands)* | **2009** | 2008 | 2007 |
|---|---|---|---|
| Balance, beginning of year | **$ 5,809** | $ 6,706 | $ 6,072 |
| Additions | **5,833** | 2,620 | 2,252 |
| Amortized to expense | **(4,467)** | (2,262) | (1,618) |
| Change in valuation allowance | **1,255** | (1,255) | - |
| Balance, end of year | **$ 8,430** | $ 5,809 | $ 6,706 |

Activity for the valuation allowance for capitalized mortgage servicing rights was as follows:

| December 31, *(in thousands)* | **2009** | 2008 | 2007 |
|---|---|---|---|
| Balance, beginning of year | **$ (1,255)** | $ - | $ - |
| Additions to expense | **-** | (1,255) | - |
| Reductions credited to operations | **1,255** | - | - |
| Direct write downs | **-** | - | - |
| Balance, end of year | **$ -** | $ (1,255) | $ - |

## 6. MORTGAGE BANKING ACTIVITIES *(continued)*

The fair value of MSRs was $10.5 million and $7.0 million at December 31, 2009 and 2008. The fair value for year end 2009 was calculated using a discount rate of 9% with prepayment speeds ranging from 170% to 379%, depending on the stratification of the specific MSR, and a weighted average default rate of 1.50%. The fair value for year end 2008 was calculated using a discount rate of 12% with prepayment speeds ranging from 187% to 509% and a weighted average default rate of 1.50%.

The weighted average estimated remaining life of the MSR portfolio is approximately 5 years. Estimated future amortization expense of the MSR portfolio follows; however, actual amortization expense will be impacted by loan payoffs and changes in estimated lives that occur during each respective year:

| Year | | *(in thousands)* |
|---|---|---|
| 2010 | $ | **1,723** |
| 2011 | | **1,723** |
| 2012 | | **1,707** |
| 2013 | | **1,331** |
| 2014 | | **737** |
| Thereafter | | **1,209** |
| Total | **$** | **8,430** |

Mortgage Banking derivatives used in the ordinary course of business consist of mandatory forward sales contracts and rate lock loan commitments. Mandatory forward contracts represent future commitments to deliver loans at a specified price and date and are used to manage interest rate risk on loan commitments and mortgage loans held for sale. Rate lock loan commitments represent commitments to fund loans at a specific rate. These derivatives involve underlying items, such as interest rates, and are designed to transfer risk. Substantially all of these instruments expire within 90 days from the date of issuance. Notional amounts are amounts on which calculations and payments are based, but which do not represent credit exposure, as credit exposure is limited to the amounts required to be received or paid.

The Company adopted FASB ASC topic 815, *"Derivative and Hedging"* at the beginning of the first quarter of 2009, and has included the expanded disclosures required by that statement.

The following tables include the notional amounts and realized gain (loss) for Mortgage Banking derivatives recognized in Mortgage Banking income as of December 31, 2009 and 2008:

| December 31, *(in thousands)* | **2009** | 2008 |
|---|---|---|
| Mandatory forward contracts: | | |
| Notional amount | **$ 32,270** | $ 43,865 |
| Change in fair value of mandatory forward contracts | **616** | (451) |
| Rate lock loan commitments: | | |
| Notional amount | **$ 28,734** | $ 66,902 |
| Change in fair value of rate lock loan commitments | **(338)** | 84 |

Mandatory forward contracts also contain an element of risk in that the counterparties may be unable to meet the terms of such agreements. In the event the counterparties fail to deliver commitments or are unable to fulfill their obligations, the Company could potentially incur significant additional costs by replacing the positions at then current market rates. The Company manages its risk of exposure by limiting counterparties to those banks and institutions deemed appropriate by management and the Board of Directors. The Company does not expect any counterparty to default on their obligations and therefore, the Company does not expect to incur any cost related to counterparty default.

## 6. MORTGAGE BANKING ACTIVITIES *(continued)*

The Company is exposed to interest rate risk on loans held for sale and rate lock loan commitments. As market interest rates fluctuate, the fair value of mortgage loans held for sale and rate lock commitments will decline or increase. To offset this interest rate risk, the Company enters into derivatives such as mandatory forward contracts to sell loans. The fair value of these mandatory forward contracts will fluctuate as market interest rates fluctuate, and the change in the value of these instruments is expected to largely, though not entirely, offset the change in fair value of loans held for sale and rate lock commitments. The objective of this activity is to minimize the exposure to losses on rate loan lock commitments and loans held for sale due to market interest rate fluctuations. The net effect of derivatives on earnings will depend on risk management activities and a variety of other factors, including market interest rate volatility, the amount of rate lock commitments that close, the ability to fill the forward contracts before expiration, and the time period required to close and sell loans.

## 7. PREMISES AND EQUIPMENT

A summary of the cost and accumulated depreciation of premises and equipment follows:

| December 31, *(in thousands)* | **2009** | 2008 |
|---|---|---|
| Land | **$ 4,841** | $ 6,936 |
| Buildings and improvements | **27,244** | 27,196 |
| Furniture, fixtures and equipment | **40,889** | 38,117 |
| Leasehold improvements | **12,154** | 11,716 |
| Construction in progress | **1,405** | 970 |
| Total premises and equipment | **86,533** | 84,935 |
| Less: Accumulated depreciation and amortization | **47,153** | 42,050 |
| Premises and equipment, net | **$ 39,380** | $ 42,885 |

During the first quarter of 2009, the Company transferred $2.1 million from land to OREO, as management modified its intent to develop a banking center on land acquired during the GulfStream Community Bank purchase. The Company recorded an OREO write-down of $1.3 million related to this property during the first quarter of 2009.

Depreciation expense related to premises and equipment was $5.4 million in 2009, $5.3 million in 2008 and $5.5 million in 2007.

## 8. GOODWILL AND INTANGIBLE ASSETS

The change in balance for goodwill follows:

| December 31, *(in thousands)* | **2009** | 2008 |
|---|---|---|
| Beginning of year | **$ 10,168** | $ 10,168 |
| Acquired goodwill | **-** | - |
| Impairment | **-** | - |
| End of year | **$ 10,168** | $ 10,168 |

The Goodwill balance relates entirely to the Traditional Banking segment.

Impairment exists when a reporting unit's carrying value of goodwill exceeds its fair value, which is determined through a two-step impairment test. Step 1 includes the determination of the carrying value of the Company's single reporting unit, including the existing goodwill and intangible assets and estimating the fair value of the reporting unit. The Company determined the fair value of its reporting unit and compared it to its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, the Company is required to perform a second step to the impairment test.

## 8. GOODWILL AND INTANGIBLE ASSETS *(continued)*

The Company's annual impairment analysis, conducted as of September 30, 2009, indicated that the Step 2 analysis was not necessary. Step 2 of the goodwill impairment test would be performed to measure the impairment loss. Step 2 requires that the implied fair value of the reporting unit goodwill be compared to the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess.

Detail of acquired intangible assets follows:

| | **2009** | | 2008 | |
|---|---|---|---|---|
| Years ended December 31, *(in thousands)* | **Gross Carrying Amount** | **Accumulated Amortization** | Gross Carrying Amount | Accumulated Amortization |
| Core deposit intangibles | **$ 601** | **$ 405** | $ 601 | $ 303 |

Aggregate core deposit intangible amortization expense was $101,000, $122,000 and $144,000 for 2009, 2008 and 2007.

Estimated future core deposit amortization expense is as follows:

| Year | *(in thousands)* |
|---|---|
| 2010 | **$ 80** |
| 2011 | **59** |
| 2012 | **37** |
| 2013 | **20** |

## 9. DEPOSITS

Time deposits of $100,000 or more, including brokered certificates of deposit, were $1.1 billion and $1.2 billion at December 31, 2009 and 2008.

At December 31, 2009, the scheduled maturities of all time deposits, including brokered certificates of deposit were as follows:

| Year | *(in thousands)* |
|---|---|
| 2010 | **$ 1,226,483** |
| 2011 | **67,089** |
| 2012 | **35,614** |
| 2013 | **10,930** |
| 2014 | **3,678** |
| Thereafter | **241** |
| Total | **$ 1,344,035** |

During the fourth quarter of 2009, the Company obtained $921 million in brokered deposits to be utilized to fund the first quarter 2010 RAL program. These brokered deposits had a weighted average life of three months with a weighted average rate of 0.51%.

During the fourth quarter of 2008, the Company obtained $918 million in brokered deposits to be utilized to fund the first quarter 2009 RAL program. These brokered deposits had a weighted average life of three months with a weighted average rate of 2.71%.

## 10. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase consist of short-term excess funds from correspondent banks, repurchase agreements and overnight liabilities to deposit customers arising from Republic's treasury management program. While comparable to deposits in their transactional nature, these overnight liabilities to customers are in the form of repurchase agreements. Repurchase agreements collateralized by securities are treated as financings; accordingly, the securities involved with the agreements are recorded as assets and are held by a safekeeping agent and the obligations to repurchase the securities are reflected as liabilities. All securities underlying the agreements are under Republic's control. Information regarding securities sold under agreements to repurchase follows:

| December 31, *(dollars in thousands)* | | **2009** | | 2008 | | 2007 |
|---|---|---|---|---|---|---|
| Outstanding balance at end of year | **$** | **299,580** | $ | 339,012 | $ | 398,296 |
| Weighted average interest rate at year end | | **0.30%** | | 0.36% | | 3.40% |
| Average outstanding balance during the year | **$** | **323,688** | $ | 375,676 | $ | 433,809 |
| Average interest rate during the year | | **0.33%** | | 1.65% | | 4.40% |
| Maximum outstanding at any month end | **$** | **318,769** | $ | 415,058 | $ | 493,838 |

At December 31, 2009, all securities sold under agreements to repurchase had overnight maturities.

## 11. FHLB ADVANCES

At December 31, 2009 and 2008, FHLB advances were as follows:

| December 31, *(in thousands)* | | **2009** | | 2008 |
|---|---|---|---|---|
| Putable fixed interest rate advances with a weighted average interest rate of 4.51% *(1)* | **$** | **150,000** | $ | 150,000 |
| Fixed interest rate advances with a weighted average interest rate of 3.24% due through 2035 | | **487,607** | | 365,234 |
| Total FHLB advances | **$** | **637,607** | $ | 515,234 |

*(1) Represents putable advances with the FHLB. These advances have original fixed rate periods ranging from one to five years with original maturities ranging from three to ten years if not put back to the Company earlier by the FHLB. At the end of their respective fixed rate periods and on a quarterly basis thereafter, the FHLB has the right to require payoff of the advances by the Company at no penalty. During the first quarter of 2007, the Company entered into $100 million of putable advances with a final maturity of 10 years and a fixed rate period of 3 years. Based on market conditions at this time, the Company does not believe that any of its putable advances are likely to be "put back" to the Company in the short-term by the FHLB.*

Each FHLB advance is payable at its maturity date, with a prepayment penalty for fixed rate advances paid off earlier than maturity. FHLB advances are collateralized by a blanket pledge of eligible real estate loans. At December 31, 2009, Republic had available collateral to borrow an additional $215 million from the FHLB. In addition to its borrowing line with the FHLB, Republic also had unsecured lines of credit totaling $216 million available through various other financial institutions.

## 11. FHLB ADVANCES *(continued)*

Aggregate future principal payments on FHLB advances, based on contractual maturity dates are detailed below:

| Year | *(in thousands)* |
|---|---|
| 2010 | **$ 92,000** |
| 2011 | **100,000** |
| 2012 | **85,000** |
| 2013 | **91,000** |
| 2014 | **143,000** |
| Thereafter | **126,607** |
| Total | **$ 637,607** |

The following table illustrates real estate loans pledged to collateralize advances and letters of credit with the FHLB:

| December 31, *(in thousands)* | **2009** | 2008 |
|---|---|---|
| First lien, single family residential real estate | **$ 733,511** | $ 799,932 |
| Home equity lines of credit | **91,014** | 121,470 |
| Multi-family commercial real estate | **38,526** | 38,082 |

## 12. SUBORDINATED NOTE

In 2005, Republic Bancorp Capital Trust ("RBCT"), an unconsolidated trust subsidiary of Republic Bancorp, Inc., issued $40 million in Trust Preferred Securities ("TPS"). The Company is not considered the primary beneficiary of this Trust (variable interest entity), therefore the trust is not consolidated in the Company's financial statements, but rather the subordinated debentures are shown as a liability. The TPS mature in September, 2035 and are redeemable at the Company's option after ten years. The TPS pay a fixed interest rate for ten years and adjust with LIBOR + 1.42% thereafter. RBCT used the proceeds from the sale of the TPS to purchase $41.2 million of unsecured fixed/floating rate subordinated debentures. The subordinated debentures mature in whole in September, 2035 and are redeemable at the Company's option after ten years. The subordinated debentures are currently treated as Tier 1 Capital for regulatory purposes and the related interest expense, currently payable quarterly at the annual rate of 6.015%, is included in the consolidated financial statements.

In 2004, the Company executed an intragroup trust preferred transaction through its subsidiary Republic Invest Co., with the purpose of providing RB&T access to additional capital markets, if needed. On a consolidated basis, this transaction had no impact to the capital levels and ratios of the Company. The subordinated debentures held by RB&T, as a result of this transaction, however, are treated as Tier 2 Capital based on requirements administered by RB&T's federal banking agency. The Company could immediately modify the transaction to provide up to $24 million to RB&T in additional capital to assist in maintaining minimum well-capitalized regulatory ratios. These subordinated debentures mature in whole in March, 2034.

## 13. INCOME TAXES

Allocation of federal income tax between current and deferred portion is as follows:

| Years Ended December 31, *(in thousands)* | **2009** | 2008 | 2007 |
|---|---|---|---|
| Current expense: | | | |
| Federal | **$ 27,045** | $ 23,902 | $ 13,932 |
| State | **1,197** | 1,126 | 298 |
| Deferred expense: | | | |
| Federal | **(4,424)** | (6,503) | (934) |
| State | **75** | (290) | (15) |
| Total | **$ 23,893** | $ 18,235 | $ 13,281 |

Effective tax rates differ from federal statutory rate of 35% applied to income before income taxes due to the following:

| Years Ended December 31, | **2009** | 2008 | 2007 |
|---|---|---|---|
| Federal statutory rate times financial statement income | **35.00%** | 35.00% | 35.00% |
| Effect of: | | | |
| State taxes, net of federal tax benefit | **1.24** | 1.08 | 0.49 |
| General business tax credits | **(1.34)** | (1.63) | (1.95) |
| Other, net | **1.29** | 0.69 | 1.23 |
| Effective tax rate | **36.19%** | 35.14% | 34.77% |

Year-end deferred tax assets and liabilities were due to the following:

| December 31, *(in thousands)* | **2009** | 2008 |
|---|---|---|
| Deferred tax assets: | | |
| Allowance for loan losses | **$ 7,344** | $ 4,526 |
| Accrued expenses | **3,218** | 2,200 |
| Depreciation | **115** | (140) |
| Net operating loss carryforward *(1)* | **677** | 632 |
| Other-than-temporary impairment | **5,822** | 6,334 |
| Total deferred tax assets | **17,176** | 13,552 |
| Deferred tax liabilities: | | |
| Unrealized investment securities gains | **(3,114)** | (334) |
| Federal Home Loan Bank dividends | **(4,243)** | (4,300) |
| Stock options | **(3)** | (11) |
| Deferred loan fees | **(495)** | (645) |
| Mortgage servicing rights | **(3,006)** | (2,552) |
| Other | **(1,104)** | (1,253) |
| Total deferred tax liabilities | **(11,964)** | (9,095) |
| Less: Valuation allowance | **(677)** | (522) |
| Net deferred tax asset | **$ 4,534** | $ 3,935 |

*1) The Company has a Kentucky net operating loss carry forward of $11.3 million which begins to expire in 2012. The company maintains a valuation allowance as it does not anticipate generating taxable income in Kentucky to utilize this carry forward prior to expiration.*

## 13. INCOME TAXES *(continued)*

Unrecognized Tax Benefits

The Company has not filed tax returns in certain jurisdictions where it has conducted limited lending activity but had no offices; therefore, the Company is open to examination for all years in which the lending activity has occurred. The Company adopted the provisions of FIN 48 on January 1, 2007 and recognized a liability for the amount of tax which would be due to those jurisdictions should it be determined that income tax filings were required. It is the Company's policy to recognize interest and penalties as a component of income tax expense related to its unrecognized tax benefits.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

| December 31, *(in thousands)* | **2009** | 2008 |
|---|---|---|
| Balance, beginning of year | **$ 535** | $ 450 |
| Additions based on tax positions related to the current year | **93** | 129 |
| Additions for tax positions of prior years | **8** | 287 |
| Reductions for tax positions of prior years | **(259)** | (66) |
| Reductions due to the statute of limitations | **-** | - |
| Settlements | **-** | (265) |
| Balance, end of year | **$ 377** | $ 535 |

Of the 2009 total, $240,000 represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in future periods. The Company does not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next twelve months.

The total amount of interest and penalties recorded in the income statement was a benefit of $42,000 and a benefit of $1,200 for the years ended December 31, 2009 and 2008. The Company had accrued approximately $159,000 and $201,000 for the payment of interest and penalties at December 31, 2009 and 2008.

The Company files income tax returns in the U.S. federal jurisdiction. The Company is no longer subject to U.S. federal income tax examinations by tax authorities for all years prior to and including 2005.

## 14. EARNINGS PER SHARE

Class A and Class B shares participate equally in undistributed earnings. The difference in earnings per share between the two classes of common stock results solely from the 10% per share cash dividend premium paid on Class A Common Stock over that paid on Class B Common Stock. As discussed in Footnote 15, *"Stockholders' Equity"* of this section of the document.

The factors used in the earnings per share computation follow:

| Years Ended December 31, *(in thousands, except per share data)* | **2009** | 2008 | 2007 |
|---|---|---|---|
| Net income | **$ 42,131** | $ 33,652 | $ 24,913 |
| Weighted average shares outstanding | **20,749** | 20,518 | 20,458 |
| Effect of dilutive securities | **135** | 306 | 382 |
| Average shares outstanding including dilutive securities | **20,884** | 20,824 | 20,840 |
| Basic earnings per share: | | | |
| Class A Common Stock | **$ 2.04** | $ 1.65 | $ 1.22 |
| Class B Common Stock | **1.99** | 1.60 | 1.18 |
| Diluted earnings per share: | | | |
| Class A Common Stock | **$ 2.02** | $ 1.62 | $ 1.20 |
| Class B Common Stock | **1.98** | 1.58 | 1.16 |

Stock options excluded from the detailed earnings per share calculation because their impact was antidilutive are as follows:

| Years Ended December 31, | **2009** | 2008 | 2007 |
|---|---|---|---|
| Antidilutive stock options | **650,553** | 649,197 | 367,819 |
| Average antidilutive stock options | **644,980** | 332,076 | 364,077 |

## 15. STOCKHOLDERS' EQUITY AND REGULATORY CAPITAL MATTERS

***Common Stock*** – The Class A Common shares are entitled to cash dividends equal to 110% of the cash dividend paid per share on Class B Common Stock. Class A Common shares have one vote per share and Class B Common shares have ten votes per share. Class B Common shares may be converted, at the option of the holder, to Class A Common shares on a share for share basis. The Class A Common shares are not convertible into any other class of Republic's capital stock.

***Dividend Restrictions*** – The Parent Company's principal source of funds for dividend payments are dividends received from RB&T. Banking regulations limit the amount of dividends that may be paid to the Parent Company by the Bank without prior approval of the respective states' banking regulators. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year's net profits, combined with the retained net profits of the preceding two years. At December 31, 2009 RB&T could, without prior approval, declare dividends of approximately $42 million. The Company does not plan to pay dividends from its Florida subsidiary, Republic Bank, in the foreseeable future.

***Regulatory Capital Requirements*** – The Parent Company and the Bank are each subject to regulatory capital requirements administered by federal banking agencies. RB&T is a Kentucky chartered commercial banking and trust company, and as such, it is subject to supervision and regulation by the FDIC and the Kentucky Department of Financial Institutions. Republic Bank is a federally chartered savings bank institution, and as such, it is subject to supervision and regulation by the OTS and secondarily by the FDIC, as the deposit insurer. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

Prompt corrective action regulations provide five classifications: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At December 31, 2009 and 2008, the most recent regulatory notifications categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

With regard to Republic Bank, the Qualified Thrift Lender ("QTL") test requires at least 65% of assets be maintained in housing-related loans and investments and other specified areas for nine out of the twelve calendar months each year. If this test is not met for at least nine out of twelve months, limits are placed on growth, branching, new investments, FHLB advances and dividends, or Republic Bank must convert to a commercial bank charter. Republic Bank met the requirements of the QTL test for at least nine out of twelve calendar months for 2009.

## 15. STOCKHOLDERS' EQUITY AND REGULATORY CAPITAL MATTERS *(continued)*

| *(dollars in thousands)* | Actual | | Minimum Requirement for Capital Adequacy Purposes | | Minimum Requirement to be Well Capitalized Under Prompt Corrective Action Provisions | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| As of December 31, 2009 | | | | | | |
| Total Capital to risk weighted assets | | | | | | |
| Republic Bancorp, Inc. | $ 360,997 | 18.37 % | $ 157,226 | 8 % | N/A | N/A |
| Republic Bank & Trust Co. | 312,200 | 16.42 | 152,123 | 8 | $ 190,154 | 10 % |
| Republic Bank | 19,066 | 30.94 | 4,929 | 8 | 6,161 | 10 |
| Tier 1 (Core) Capital to risk weighted assets | | | | | | |
| Republic Bancorp, Inc. | 339,030 | 17.25 | 78,613 | 4 | N/A | N/A |
| Republic Bank & Trust Co. | 267,553 | 14.07 | 76,062 | 4 | 114,092 | 6 |
| Republic Bank | 18,296 | 29.70 | 2,465 | 4 | 3,697 | 6 |
| Tier 1 Leverage Capital to average assets | | | | | | |
| Republic Bancorp, Inc. | 339,030 | 10.52 | 129,312 | 4 | N/A | N/A |
| Republic Bank & Trust Co. | 267,553 | 8.55 | 125,206 | 4 | 156,508 | 5 |
| Republic Bank | 18,296 | 16.07 | 4,970 | 4 | 6,212 | 5 |
| Tangible Capital (to adjusted assets) | | | | | | |
| Republic Bank | 18,296 | 16.22 | - | - | - | - |

| *(dollars in thousands)* | Actual | | Minimum Requirement for Capital Adequacy Purposes | | Minimum Requirement to be Well Capitalized Under Prompt Corrective Action Provisions | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| As of December 31, 2008 | | | | | | |
| Total Capital to risk weighted assets | | | | | | |
| Republic Bancorp, Inc. | $ 319,087 | 15.43 % | $ 165,412 | 8 % | N/A | N/A |
| Republic Bank & Trust Co. | 301,001 | 14.97 | 160,901 | 8 | $ 201,127 | 10 % |
| Republic Bank | 12,522 | 22.74 | 4,405 | 8 | 5,506 | 10 |
| Tier 1 (Core) Capital to risk weighted assets | | | | | | |
| Republic Bancorp, Inc. | 304,255 | 14.72 | 82,706 | 4 | N/A | N/A |
| Republic Bank & Trust Co. | 263,213 | 13.09 | 80,451 | 4 | 120,676 | 6 |
| Republic Bank | 12,028 | 21.85 | 2,202 | 4 | 3,304 | 6 |
| Tier 1 Leverage Capital to average assets | | | | | | |
| Republic Bancorp, Inc. | 304,255 | 8.80 | 138,787 | 4 | N/A | N/A |
| Republic Bank & Trust Co. | 263,213 | 7.76 | 135,773 | 4 | 169,716 | 5 |
| Republic Bank | 12,028 | 15.70 | 3,484 | 4 | 4,355 | 5 |
| Tangible Capital (to adjusted assets) | | | | | | |
| Republic Bank | 12,028 | 15.46 | - | - | - | - |

## 16. STOCK PLANS AND STOCK BASED COMPENSATION

At December 31, 2009, the Company had two stock option plans and a director deferred compensation plan. The stock option plans consist of the 1995 Stock Option Plan ("1995 Plan") and the 2005 Stock Incentive Plan ("2005 Plan"). With regard to the 1995 Plan, no additional grants were made in 2009 and none will be made in the future.

The Company recorded stock option compensation expense of $723,000, $626,000 and $961,000 during 2009, 2008 and 2007. Since the stock options are incentive stock options and there were no disqualifying dispositions, no tax benefit related to this expense was recognized. No options were modified during the years ended December 31, 2009, 2008 and 2007.

The 2005 Plan permits the grant of stock options and stock awards for up to 3,307,500 shares of common stock. The Company believes that such awards better align the interests of its employees with those of its shareholders. Options awards generally become fully exercisable at the end of five to six years of continued employment and must be exercised within one year from the date the options become exercisable. There were no Class B stock options outstanding during each of the periods presented. All stock options have an exercise price that is at least equal to the fair market value of the Company's stock on the date the options were granted. All shares issued under the above mentioned plans came from authorized and unissued shares. Currently, the Company has a sufficient number of shares to satisfy expected share option exercises.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes based stock option valuation model. This model requires the input of subjective assumptions that will usually have a significant impact on the fair value estimate. Expected volatilities are based on historical volatility of Republic's stock and other factors. Expected dividends are based on dividend trends and the market price of Republic's stock price at grant. Republic uses historical data to estimate option exercises and employee terminations within the valuation model. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve at the time of grant.

The fair value of options granted was determined using the following weighted-average assumptions as of grant date:

| | **2009** | 2008 | 2007 |
|---|---|---|---|
| Risk-free interest rate | **1.80%** | 2.07% | 4.66% |
| Expected dividend yield | **2.56%** | 2.41% | 1.98% |
| Expected stock price volatility | **28.57%** | 26.00% | 22.31% |
| Expected life of options (in years) | **6** | 6 | 6 |
| Estimated fair value per share | **$ 4.17** | $ 4.25 | $ 5.52 |

## 16. STOCK PLANS AND STOCK BASED COMPENSATION *(continued)*

A summary of the activity in the stock option plan for 2009 follows:

| | Options Class A Shares | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Outstanding, beginning of year | **1,284,213** | **$ 17.72** | | |
| Granted | **16,000** | **18.90** | | |
| Exercised | **(260,446)** | **11.11** | | |
| Forfeited or expired | **(49,392)** | **17.36** | | |
| Outstanding, end of year | **990,375** | **$ 19.50** | **3.28** | **$ 1,916,262** |
| Fully vested and expected to vest | **922,653** | **$ 19.40** | **2.27** | **$ 1,868,600** |
| Exercisable (vested) at end of year | **205,936** | **$ 15.82** | **0.54** | **$ 988,345** |

Information related to the stock option plan during each year follows:

| December 31, *(in thousands)* | **2009** | 2008 | 2007 |
|---|---|---|---|
| Intrinsic value of options exercised | **$ 2,420** | $ 4,480 | $ 2,232 |
| Cash received from options exercised, net of shares redeemed | **1,875** | 1,626 | 1,351 |
| Weighted average fair value of options granted | **75** | 1,648 | 66 |

Non executive officer employees had loans outstanding of $1.5 million and $1.3 million at December 31, 2009 and 2008 that were originated to fund stock option exercises.

Unrecognized stock option compensation expense related to unvested awards (net of estimated forfeitures) is estimated as follows:

| Year | *(in thousands)* |
|---|---|
| 2010 | **$ 604** |
| 2011 | **563** |
| 2012 | **428** |
| 2013 | **241** |
| 2014 and thereafter | **85** |
| Total | **$ 1,921** |

In November 2004, the Company's Board of Directors approved a Non Qualified Deferred Compensation Plan (the "Plan"). The Plan governs the deferral of board and committee fees of non-employee members of the Board of Directors. Members of the Board of Directors may defer up to 100% of their board and committee fees for a specified period ranging from two to five years. The value of the deferred director compensation account is deemed "invested" in Company stock and is immediately vested. On a quarterly basis, the Company reserves shares of Republic's stock within the Company's stock option plan for ultimate distribution to Directors at the end of the deferral period. The Plan has not and will not materially impact the Company, as director compensation expense has been and will continue to be recorded when incurred.

## 16. STOCK PLANS AND STOCK BASED COMPENSATION *(continued)*

The following table presents information on director deferred compensation shares reserved for the periods shown:

| | 2009 | | 2008 | |
|---|---|---|---|---|
| Years ended December 31, | **Shares Deferred** | **Weighted Average Market Price at Date of Deferral** | Shares Deferred | Weighted Average Market Price at Date of Deferral |
| Balance, beginning of period | **24,603** | **$ 20.27** | 20,154 | $ 17.65 |
| Awarded | **7,657** | **19.89** | 5,753 | 24.24 |
| Released | **(256)** | **17.36** | (1,304) | 19.75 |
| Balance, end of period | **32,004** | **$ 20.19** | 24,603 | $ 20.27 |

Director deferred compensation has been expensed as follows:

| Years Ended December 31, *(in thousands)* | **2009** | 2008 | 2007 |
|---|---|---|---|
| Director deferred compensation expense | **$ 152** | $ 139 | $ 146 |

## 17. BENEFIT PLANS

Republic maintains a 401(k) plan for eligible employees who have been employed for at least 30-days and have reached the age of 21. Participants in the plan have the option to contribute from 1% to 100% of their annual eligible compensation up to the maximum allowed by the IRS. Effective January 1, 2009, the Company increased the Company match to 100% of participant contributions up to 1% and an additional 75% for participant contributions between 2% and 5% of each participant's annual eligible compensation. In addition, vesting in Company contributions were changed from a period of six years of employment to two years of employment. In 2008 and 2007, Republic matched 50% of participant contributions up to 5% of each participant's annual eligible compensation for the same respective periods.

Republic's matching contributions were $1.6 million, $692,000 and $684,000 for the years ended December 31, 2009, 2008 and 2007. Republic's contribution may increase if the Company achieves certain operating goals. The Company contributed a "bonus" 401(k) match payment of $343,000 in 2009, related to fiscal year 2008 based on attainment of income goals. There will be no payment in 2010 and there was no payment in 2008, as the Company failed to achieve its required income goals to pay the match during these periods.

Republic also maintains an Employee Stock Ownership Plan ("ESOP") for the benefit of its employees. Shares in the ESOP are allocated to eligible employees based on the principal payments of the associated loan over the term of the loan, which is ten years. Participants become fully vested in allocated shares after five years of credited service and may receive their distributions in the form of cash or stock. In 2008, the loan was paid off and at December 31, 2008, there were no remaining unallocated shares. Effective July 1, 2007, the Company ceased accepting new participants into the ESOP plan. In 2008, the Company declared that all active unvested participants that had not completed five years of service as of December 31, 2008 would become 100% vested effective January 1, 2009. Additional details regarding the ESOP plan follows:

| Years Ended December 31, *(in thousands)* | **2009** | 2008 | 2007 |
|---|---|---|---|
| Unearned shares allocated to participants in the plan | - | 48,883 | 45,939 |
| Compensation expense | **$** - | $ 1,131,000 | $ 850,000 |

The Company maintains a death benefit for the Chairman of the Company equal to three times the average compensation paid for the two years proceeding death. Upon a change in control, defined as a sale or assignment of more than 55% of the outstanding stock of the Company, the death benefit is canceled.

## 18. LEASES, TRANSACTIONS WITH AFFILIATES AND RELATED PARTY TRANSACTIONS

Republic leases office facilities under operating leases from Republic's Chairman of the Executive Committee and from limited liability companies in which Republic's Chairman, Chief Executive Officer and Vice Chairman are partners. Rent expense for the years ended December 31, 2009, 2008 and 2007 under these leases was $3,132,000, $2,506,000 and $2,261,000. Total rent expense on all operating leases was $5.6 million, $4.7 million and $4.3 million for the years ended December 31, 2009, 2008 and 2007. Total minimum lease commitments under non cancelable operating leases are as follows:

| *(in thousands)* | Affiliate | Other | Total |
|---|---|---|---|
| **2010** | **$ 3,047** | **$ 3,529** | **$ 6,576** |
| **2011** | **2,482** | **3,243** | **5,725** |
| **2012** | **1,762** | **2,572** | **4,334** |
| **2013** | **1,833** | **1,380** | **3,213** |
| **2014** | **1,879** | **1,124** | **3,003** |
| **Thereafter** | **6,351** | **9,633** | **15,984** |
| **Total** | **$ 17,354** | **$ 21,481** | **$ 38,835** |

A director of Republic Bancorp, Inc. is the President and Chief Executive Officer of a company that leases space to Republic. Fees paid to the Company totaled $13,000 for each of the years ended December 31, 2009, 2008 and 2007.

A director of Republic Bancorp, Inc. is "of counsel" to a local law firm. Fees paid by Republic to this firm totaled $178,000, $269,000 and $168,000 in 2009, 2008 and 2007.

A director of Republic Bank & Trust Company is an executive manager of a public relations firm. Fees paid by Republic to this firm totaled $204,000, $120,000 and $6,000 in 2009, 2008 and 2007.

Loans made to executive officers and directors of Republic and their related interests during 2009 were as follows:

| | *(in thousands)* |
|---|---|
| Beginning balance | **$ 36,231** |
| Effect of changes in composition of related parties | **(6,842)** |
| New loans | **5,140** |
| Repayments | **(7,181)** |
| Ending balance | **$ 27,348** |

Deposits from executive officers, directors, and their affiliates totaled $24.9 million and $21.5 million at December 31, 2009 and 2008.

## 19. OFF BALANCE SHEET RISKS, COMMITMENTS AND CONTINGENT LIABILITIES

Republic, in the normal course of business, is party to financial instruments with off balance sheet risk. These financial instruments primarily include commitments to extend credit and standby letters of credit. The contract or notional amounts of these instruments reflect the potential future obligations of Republic pursuant to those financial instruments. Creditworthiness for all instruments is evaluated on a case by case basis in accordance with Republic's credit policies. Collateral from the customer may be required based on the Company's credit evaluation of the customer and may include business assets of commercial customers, as well as personal property and real estate of individual customers or guarantors.

Republic also extends binding commitments to customers and prospective customers. Such commitments assure the borrower of financing for a specified period of time at a specified rate. The risk to Republic under such loan commitments is limited by the terms of the contracts. For example, Republic may not be obligated to advance funds if the customer's financial condition deteriorates or if the customer fails to meet specific covenants. An approved but unfunded loan commitment represents a potential credit risk once the funds are advanced to the customer. Unfunded loan commitments also represent liquidity risk since the customer may demand immediate cash that would require funding and interest rate risk as market interest rates may rise above the rate committed. In addition, since a portion of these loan commitments normally expire unused, the total amount of outstanding commitments at any point in time may not require future funding.

As of December 31, 2009, exclusive of Mortgage Banking loan commitments, Republic had outstanding loan commitments of $479 million, which included unfunded home equity lines of credit totaling $301 million. At December 31, 2008, Republic had outstanding loan commitments of $495 million, which included unfunded home equity lines of credit totaling $321 million. These commitments generally have open ended maturities and variable rates. At December 31, 2009 rates primarily ranged from 3.00% to 7.50% with a weighted average rate of 4.76%.

Standby letters of credit are conditional commitments issued by Republic to guarantee the performance of a customer to a third party. The terms and risk of loss involved in issuing standby letters of credit are similar to those involved in issuing loan commitments and extending credit. Commitments outstanding under standby letters of credit totaled $12 million and $6 million at December 31, 2009 and 2008. In addition to credit risk, the Company also has liquidity risk associated with standby letters of credit because funding for these obligations could be required immediately. The Company does not deem this risk to be material.

At December 31, 2009 and 2008, Republic had a $10 million letter of credit from the FHLB issued on behalf of one RB&T client. This letter of credit was used as a credit enhancement for a client bond offering and reduced RB&T's available borrowing line at the FHLB. The Company uses a blanket pledge of eligible real estate loans to secure the letter of credit.

## 20. PARENT COMPANY CONDENSED FINANCIAL INFORMATION

### BALANCE SHEETS

| December 31, *(in thousands)* | **2009** | 2008 |
|---|---|---|
| Assets: | | |
| Cash and cash equivalents | **$ 32,881** | $ 8,425 |
| Investment in subsidiaries | **327,685** | 311,755 |
| Other assets | **3,214** | 3,881 |
| Total assets | **$ 363,780** | $ 324,061 |
| Liabilities and Stockholders' Equity: | | |
| Subordinated note | **$ 41,240** | $ 41,240 |
| Other liabilities | **6,520** | 6,899 |
| Stockholders' equity | **316,020** | 275,922 |
| Total liabilities and stockholders' equity | **$ 363,780** | $ 324,061 |

### STATEMENTS OF INCOME

| Years Ended December 31, *(in thousands)* | **2009** | 2008 | 2007 |
|---|---|---|---|
| Income and expenses: | | | |
| Dividends from subsidiary | **$ 55,856** | $ 12,286 | $ 10,951 |
| Interest income | **7** | 103 | 376 |
| Other income | **39** | 36 | 36 |
| Less: | | | |
| Interest expense | **2,578** | 2,522 | 2,515 |
| Other expenses | **391** | 395 | 380 |
| Income before income tax benefit | **52,933** | 9,508 | 8,468 |
| Income tax benefit | **1,022** | 858 | 862 |
| Income before equity in undistributed net income of subsidiaries | **53,955** | 10,366 | 9,330 |
| Equity in undistributed net income of subsidiaries | **(11,824)** | 23,286 | 15,583 |
| Net income | **$ 42,131** | $ 33,652 | $ 24,913 |

## 20. PARENT COMPANY CONDENSED FINANCIAL INFORMATION *(continued)*

### STATEMENTS OF CASH FLOWS

| Years Ended December 31, *(in thousands)* | **2009** | 2008 | 2007 |
|---|---|---|---|
| **Operating activities:** | | | |
| Net income | **$ 42,131** | $ 33,652 | $ 24,913 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Equity in undistributed net income of subsidiaries | **11,824** | (23,286) | (15,583) |
| Director deferred compensation – Parent Company | **86** | 71 | 62 |
| Change in due from subsidiary | **-** | 519 | 492 |
| Change in other assets | **667** | (468) | (2,630) |
| Change in other liabilities | **(20,880)** | 459 | 2,194 |
| Net cash provided by operating activities | **33,828** | 10,947 | 9,448 |
| **Investing activities:** | | | |
| Dividends on unallocated ESOP shares | **-** | (6) | (33) |
| Net cash used in investing activities | **-** | (6) | (33) |
| **Financing activities:** | | | |
| Common Stock repurchases | **(868)** | (523) | (9,324) |
| Net proceeds from Common Stock options exercised | **1,875** | 1,626 | 1,351 |
| Cash dividends paid | **(10,379)** | (9,359) | (8,279) |
| Net cash used in financing activities | **(9,372)** | (8,256) | (16,252) |
| Net increase (decrease) in cash and cash equivalents | **24,456** | 2,685 | (6,837) |
| Cash and cash equivalents at beginning of year | **8,425** | 5,740 | 12,577 |
| Cash and cash equivalents at end of year | **$ 32,881** | $ 8,425 | $ 5,740 |

## 21. OTHER COMPREHENSIVE INCOME

| December 31, *(in thousands)* | **2009** | 2008 | 2007 |
|---|---|---|---|
| Unrealized holding gains on available for sale securities | **$ 4,306** | $ (13,689) | $ 2,426 |
| Other-than-temporary impairment on available for sale securities recorded in other comprehensive income | **584** | - | - |
| Other-than-temporary impairment on available for sale securities associated with credit losses realized in income | **5,822** | 16,281 | - |
| Reclassification adjustment for gains realized in income | **-** | (1,917) | (8) |
| Net unrealized gains | **10,712** | 675 | 2,418 |
| Tax effect | **(3,749)** | (236) | (846) |
| Net of tax amount | **$ 6,963** | $ 439 | $ 1,572 |

## 22. SEGMENT INFORMATION

The reportable segments are determined by the type of products and services offered, distinguished between Traditional Banking, Mortgage Banking and Tax Refund Solutions ("TRS"). They are also distinguished by the level of information provided to the chief operating decision maker, who uses such information to review performance of various components of the business (such as branches and subsidiary banks), which are then aggregated if operating performance, products/services, and customers are similar. Loans, investments and deposits provide the majority of the net revenue from Traditional Banking operations; servicing fees and loan sales provide the majority of revenue from Mortgage Banking operations; RAL fees, ERC/ERD fees and Net RAL securitization income provide the majority of the revenue from TRS. All Company operations are domestic.

The accounting policies used for Republic's reportable segments are the same as those described in the summary of significant accounting policies. Segment performance is evaluated using operating income. Goodwill is not allocated. Income taxes are allocated based on income before income tax expense. Transactions among reportable segments are made at fair value.

*For additional discussion regarding TRS, see the following sections:*

- *Part II Item 8 "Financial Statements and Supplementary Data"*
  - *Footnote 1 "Summary of Significant Accounting Policies"*
  - *Footnote 3 "Loans and Allowance for Loan Losses"*
  - *Footnote 4 "Securitization"*

Segment information for the years ended December 31, is as follows:

## 22. SEGMENT INFORMATION *(continued)*

| *(dollars in thousands)* | Year Ended December 31, 2009 Traditional Banking | Tax Refund Solutions | Mortgage Banking | Total Company |
|---|---|---|---|---|
| **Net interest income** | **$ 110,352** | **$ 52,707** | **$ 804** | **$ 163,863** |
| **Provision for loan losses** | **15,885** | **18,090** | **-** | **33,975** |
| **Electronic Refund Check fees** | **-** | **25,289** | **-** | **25,289** |
| **Net RAL securitization income** | **-** | **514** | **-** | **514** |
| **Mortgage banking income** | **-** | **-** | **11,021** | **11,021** |
| **Net loss on sales, calls and** | | | | **-** |
| **impairment of securities** | **(5,822)** | **-** | **-** | **(5,822)** |
| **Other non interest income** | **26,467** | **52** | **100** | **26,619** |
| **Total on interest income** | **20,645** | **25,855** | **11,121** | **57,621** |
| **Total non interest expenses** | **92,513** | **27,318** | **1,654** | **121,485** |
| **Income before income tax expense** | **22,599** | **33,154** | **10,271** | **66,024** |
| **Income tax expense** | **7,237** | **13,175** | **3,481** | **23,893** |
| **Net income** | **$ 15,362** | **$ 19,979** | **$ 6,790** | **$ 42,131** |
| **Total assets** | **$ 2,976,663** | **$ 927,929** | **$ 14,176** | **$ 3,918,768** |
| **Net interest margin** | **3.79%** | **NM** | **NM** | **5.04%** |

| *(dollars in thousands)* | Year Ended December 31, 2008 Traditional Banking | Tax Refund Solutions | Mortgage Banking | Total Company |
|---|---|---|---|---|
| Net interest income | $ 111,193 | $ 18,166 | $ 365 | $ 129,724 |
| Provision for loan losses | 8,154 | 8,051 | - | 16,205 |
| Electronic Refund Check fees | - | 17,756 | - | 17,756 |
| Net RAL securitization income | - | 13,347 | - | 13,347 |
| Mortgage banking income | - | - | 3,536 | 3,536 |
| Net loss on sales, calls and | | | | - |
| impairment of securities | (14,364) | - | - | (14,364) |
| Other non interest income | 25,766 | 31 | (112) | 25,685 |
| Total on interest income | 11,402 | 31,134 | 3,424 | 45,960 |
| Total non interest expenses | 85,829 | 20,942 | 821 | 107,592 |
| Income before income tax expense | 28,612 | 20,307 | 2,968 | 51,887 |
| Income tax expense | 10,180 | 7,049 | 1,006 | 18,235 |
| Net income | $ 18,432 | $ 13,258 | $ 1,962 | $ 33,652 |
| Total assets | $ 2,766,174 | $ 1,154,777 | $ 18,417 | $ 3,939,368 |
| Net interest margin | 3.96% | NM | NM | 4.20% |

**22. SEGMENT INFORMATION** *(continued)*

| *(dollars in thousands)* | Year Ended December 31, 2007 | | | |
|---|---|---|---|---|
| | Traditional Banking | Tax Refund Solutions | Mortgage Banking | Total Company |
| Net interest income | $ 87,314 | $ 6,778 | $ 386 | $ 94,478 |
| Provision for loan losses | 3,923 | 2,897 | - | 6,820 |
| Electronic Refund Check fees | - | 4,189 | - | 4,189 |
| Net RAL securitization income | - | 3,772 | - | 3,772 |
| Mortgage banking income | - | - | 2,973 | 2,973 |
| Net loss on sales, calls and impairment of securities | 8 | - | - | 8 |
| Other non interest income | 27,748 | 153 | (992) | 26,909 |
| Total on interest income | 27,756 | 8,114 | 1,981 | 37,851 |
| Total non interest expenses | 79,138 | 7,371 | 806 | 87,315 |
| Income before income tax expense | 32,009 | 4,624 | 1,561 | 38,194 |
| Income tax expense | 10,958 | 1,780 | 543 | 13,281 |
| Net income | $ 21,051 | $ 2,844 | $ 1,018 | $ 24,913 |
| Total assets | $ 2,879,275 | $ 275,012 | $ 11,072 | $ 3,165,359 |
| Net interest margin | 2.95% | NM | NM | 3.17% |

*NM – Not Meaningful*

## 23. REGULATORY MATTERS

During the first quarter of 2009, RB&T made public its Community Reinvestment Act Performance Evaluation (the "CRA Evaluation"). The CRA Evaluation assesses RB&T's initiatives and performance that are designed to help meet the credit needs of the areas it serves, including low and moderate-income individuals, neighborhoods and businesses. The CRA Evaluation also includes a review of the RB&T's community development services and investments in the RB&T's assessment areas.

RB&T received "High Satisfactory" ratings on the Investment Test component and the Service Test component evaluated as part of the CRA Evaluation. Based on issues identified within RB&T's Refund Anticipation Loan ("RAL") program, RB&T received a "Needs to Improve" rating on the Lending Test component, and as a result, a "Needs to Improve" rating on its overall rating.

Effective February 25, 2009, RB&T entered into a Stipulation and Consent Agreement with the FDIC agreeing to the issuance of a Cease and Desist Order (the "Order") predominately related to required improvements and increased oversight of RB&T's compliance management system. The Company filed the final Order as Exhibit 10.62 of its 2008 Annual Report on Form 10-K.

As stated in the CRA Evaluation, the FDIC concluded that RB&T violated Regulation B ("Reg B"), which implements the Equal Credit Opportunity Act ("ECOA"), specifically related to RB&T's tax refund business and its RAL program. The Reg B issues involved RB&T's requirement that both spouses who file a joint tax return sign a RAL proceeds check, even if one spouse opted out of the RAL transaction. The RAL is ultimately repaid to RB&T by the IRS with funds made payable to both spouses. The Reg B issues also involved a claim that in 2008 one electronic return originator ("ERO") did not allow spouses to opt out of RAL transactions. In 2008, which is the period covered by the FDIC's CRA Evaluation, RB&T offered its tax related products through over 8,000 EROs nationwide.

In response to the CRA Evaluation, RB&T changed certain procedures and processes to address the Reg B issues raised by the FDIC. By statute, a financial holding company, such as the Company, that controls a Bank with a "Needs to Improve" CRA rating has limitations on certain future business activities, including the ability to branch and to make acquisitions, until its CRA rating improves. As also required by statute, the FDIC referred their conclusions regarding the alleged Reg B violations to the Department of Justice ("DOJ"). During the second quarter of 2009, the Company was notified that the DOJ had referred the Reg B issue back to the FDIC for administrative handling with no further corrective action required by the DOJ. At this time, the FDIC has not informed RB&T if it will require any further corrective actions by RB&T above and beyond those listed in the Order.

The Order cites insufficient oversight of RB&T's consumer compliance programs, most notably in RB&T's RAL program. The Order requires increased compliance oversight of the RAL program by RB&T's management and board of directors, which is subject to review and approval by the FDIC. Under the Order, RB&T must increase its training and audits of its ERO partners, who make RB&T's tax products available to taxpayers across the nation. In addition, various components of the Order require RB&T to meet certain implementation, completion and reporting timelines, including the establishment of a compliance management system to appropriately assess, measure, monitor and control third party risk and ensure compliance with consumer laws.

In addition to the compliance issues cited in regard to the RAL program, the Order also required RB&T to correct Home Mortgage Disclosure Act ("HMDA") reporting errors. As part of the Order, RB&T made corrections to its 2007 and 2006 HMDA reporting, in December of 2008. As a result of the errors in its 2007 and 2006 HMDA reporting, RB&T paid a $22,000 civil money penalty during the first quarter of 2009.

The Order also reflected other alleged consumer compliance violations. RB&T has addressed these other alleged violations and management believes it has implemented all necessary and required corrective actions regarding these items in accordance with the expectations of its regulator.

## 24. SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED)

Presented below is a summary of the consolidated quarterly financial data for the years ended December 31, 2009 and 2008.

| *($ in thousands, except per share data )* | | Fourth Quarter | | Third Quarter | | Second Quarter | | First Quarter(3) |
|---|---|---|---|---|---|---|---|---|
| **2009:** | | | | | | | | |
| **Interest income** | **$** | **37,477** | **$** | **38,265** | **$** | **39,506** | **$** | **97,357** |
| **Interest expense** | | **10,087** | | **10,529** | | **11,585** | | **16,541** |
| **Net interest income** | | **27,390** | | **27,736** | | **27,921** | | **80,816** |
| **Provision for loan losses** | | **5,197** | | **1,427** | | **1,686** | | **25,665** |
| **Net interest income after provision** | | **22,193** | | **26,309** | | **26,235** | | **55,151** |
| **Non interest income (1)(2)** | | **8,324** | | **7,888** | | **10,907** | | **30,502** |
| **Non interest expenses** | | **25,550** | | **25,739** | | **26,554** | | **43,642** |
| **Income before income tax expense** | | **4,967** | | **8,458** | | **10,588** | | **42,011** |
| **Income tax expense** | | **1,123** | | **2,797** | | **3,721** | | **16,252** |
| **Net income** | | **3,844** | | **5,661** | | **6,867** | | **25,759** |
| **Basic earnings per share:** | | | | | | | | |
| **Class A Common Stock** | | **0.19** | | **0.27** | | **0.33** | | **1.25** |
| **Class B Common Stock** | | **0.17** | | **0.26** | | **0.32** | | **1.24** |
| **Diluted earnings per share:** | | | | | | | | |
| **Class A Common Stock** | | **0.19** | | **0.27** | | **0.33** | | **1.24** |
| **Class B Common Stock** | | **0.17** | | **0.26** | | **0.32** | | **1.23** |

| *($ in thousands, except per share data )* | | Fourth Quarter | | Third Quarter | | Second Quarter | | First Quarter(3) |
|---|---|---|---|---|---|---|---|---|
| 2008: | | | | | | | | |
| Interest income | $ | 44,782 | $ | 43,927 | $ | 45,673 | $ | 67,760 |
| Interest expense | | 16,805 | | 16,081 | | 16,400 | | 23,132 |
| Net interest income | | 27,977 | | 27,846 | | 29,273 | | 44,628 |
| Provision for loan losses | | 1,753 | | 324 | | 3,629 | | 10,499 |
| Net interest income after provision | | 26,224 | | 27,522 | | 25,644 | | 34,129 |
| Non interest income (1)(2) | | 990 | | 3,414 | | 7,612 | | 33,944 |
| Non interest expenses | | 26,226 | | 23,983 | | 23,703 | | 33,680 |
| Income before income tax expense | | 988 | | 6,953 | | 9,553 | | 34,393 |
| Income tax expense | | 384 | | 2,451 | | 3,130 | | 12,270 |
| Net income | | 604 | | 4,502 | | 6,423 | | 22,123 |
| Basic earnings per share: | | | | | | | | |
| Class A Common Stock | | 0.03 | | 0.22 | | 0.31 | | 1.09 |
| Class B Common Stock | | 0.02 | | 0.21 | | 0.30 | | 1.08 |
| Diluted earnings per share: | | | | | | | | |
| Class A Common Stock | | 0.03 | | 0.22 | | 0.31 | | 1.07 |
| Class B Common Stock | | 0.02 | | 0.21 | | 0.30 | | 1.06 |

*(1) - The Company recorded a net loss on sales, calls and impairment of securities of $5.8 million and $14.4 million for the years ended December 31, 2009 and 2008.*

*(2) - The Company recorded a $1.3 million impairment charge related to its mortgage servicing rights portfolio during the fourth quarter of 2008. The majority of this impairment charge was reversed during the first quarter of 2009.*

*(3) - The first quarter of each year is significantly impacted by the TRS operating segment.*

### Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None

### Item 9A. Controls and Procedures.

As of the end of the period covered by this report, an evaluation was carried out by Republic Bancorp, Inc.'s management, with the participation of the Company's Chairman, Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that disclosure controls and procedures were effective as of the end of the period covered by this report. In addition, no change in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) occurred during the fourth quarter of the Company's fiscal year ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting and the Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting and on the Financial Statements, thereon are set forth under Part II Item 8 *"Financial Statements and Supplementary Data."*

### Item 9B. Other Information.

None

## PART III

### Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this Item appears under the headings *"PROPOSAL ONE: ELECTION OF DIRECTORS," "SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE"* and *"THE BOARD OF DIRECTORS AND ITS COMMITTEES"* of the Proxy Statement of Republic Bancorp, Inc. for the 2010 Annual Meeting of Shareholders ("Proxy Statement") to be held April 22, 2010, all of which is incorporated herein by reference.

### Item 11. Executive Compensation.

The information required by this Item appears under the sub-heading *"Director Compensation"* and under the headings *"CERTAIN INFORMATION AS TO MANAGEMENT"* and *"COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION"* of the Proxy Statement all of which is incorporated herein by reference.

**Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.**

**Equity Compensation Plan Information**

The following table sets forth information regarding Republic's Common Stock that may be issued upon exercise of options, warrants and rights under all equity compensation plans as of December 31, 2009. There were no equity compensation plans not approved by security holders at December 31, 2009.

| | (a) | (b) | (c) |
|---|---|---|---|
| Plan Category | Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights | Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights | Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) |
| 1995 Stock Option Plan | 292,399 *(1)* | $ 15.16 | - |
| 2005 Stock Incentive Plan | 697,976 *(1)* | 21.31 | 2,609,524 |

*(1) Represents options issued for Class A Common Stock only. Options for Class B Common Stock have been authorized but are not issued.*

Additional information required by this Item appears under the heading "*SHARE OWNERSHIP*" of the Proxy Statement, which is incorporated herein by reference.

**Item 13. Certain Relationships and Related Transactions, and Director Independence.**

Information required by this Item is under the headings "*COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION*" and "*CERTAIN OTHER RELATIONSHIPS AND RELATED TRANSACTIONS*" of the Proxy Statement, all of which is incorporated herein by reference.

**Item 14. Principal Accounting Fees and Services.**

Information required by this Item appears under the heading "*INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM*" of the Proxy Statement which is incorporated herein by reference.

## PART IV

### Item 15. Exhibits, Financial Statement Schedules.

**(a)(1) Financial Statements:**

The following are included under Item 8 *"Financial Statements and Supplementary Data:"*

Management's Report on Internal Control Over Financial Reporting
Report of Independent Registered Public Accounting Firm
Consolidated balance sheets – December 31, 2009 and 2008
Consolidated statements of income and comprehensive income – years ended December 31, 2009, 2008 and 2007
Consolidated statements of stockholders' equity – years ended December 31, 2009, 2008 and 2007
Consolidated statements of cash flows – years ended December 31, 2009, 2008 and 2007
Notes to consolidated financial statements

**(a)(2) Financial Statements Schedules:**

Financial statement schedules are omitted because the information is not applicable.

**(a)(3) Exhibits:**

The Exhibit Index of this report is incorporated herein by reference. The management contracts and compensatory plans or arrangements required to be filed as exhibits to this Form 10-K pursuant to Item 15(b) are noted in the Exhibit Index.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**REPUBLIC BANCORP, INC.**



March 11, 2010

By: Steven E. Trager
President & Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated.

| | | |
|---|---|---|
| /s/ Bernard M. Trager<br>Bernard M. Trager | Chairman of the Board and Director | March 11, 2010 |
| /s/ Steven E. Trager<br>Steven E. Trager | President, Chief Executive Officer & Director | March 11, 2010 |
| /s/ A. Scott Trager<br>A. Scott Trager | Vice Chairman and Director | March 11, 2010 |
| /s/ Kevin Sipes<br>Kevin Sipes | Chief Financial Officer and Chief Accounting Officer | March 11, 2010 |
| /s/ Craig A. Greenberg<br>Craig Greenberg | Director | March 11, 2010 |
| /s/ Michael T. Rust<br>Michael T. Rust | Director | March 11, 2010 |
| /s/ Sandra Metts Snowden<br>Sandra Metts Snowden | Director | March 11, 2010 |
| /s/ R. Wayne Stratton<br>R. Wayne Stratton | Director | March 11, 2010 |
| /s/ Susan Stout Tamme<br>Susan Stout Tamme | Director | March 11, 2010 |

## INDEX TO EXHIBITS

| No. | Description |
|---|---|
| 3(i) | Articles of Incorporation of Registrant, as amended (Incorporated by reference to Exhibit 3(i) to the Registration Statement on Form S-1 of Registrant (Registration No. 333-56583)) |
| 3(ii) | Amended Bylaws (Incorporated by reference to Exhibit 10.1 of Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 (Commission File Number: 0-24649)) |
| 4.1 | Provisions of Articles of Incorporation of Registrant defining rights of security holders (see Articles of Incorporation, as amended, of Registrant incorporated as Exhibit 3(i) herein) |
| 4.2 | Agreement Pursuant to Item 601 (b)(4)(iii) of Regulation S-K (Incorporated by reference to Exhibit 4.2 of the Annual Report on Form 10-K of Registrant for the year ended December 31, 1997 (Commission File Number: 33-77324)) |
| 10.01* | Officer Compensation Continuation Agreement with Steven E. Trager, dated January 12, 1995 (Incorporated by reference to Exhibit 10.1 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1995 (Commission File Number: 33-77324)) |
| 10.02* | Officer Compensation Continuation Agreement, as amended and restated, with Steven E. Trager effective January 1, 2006 (Incorporated by reference to Exhibit 10.34 of Registrant's Form 10-K for the year ended December 31, 2005 (Commission File Number: 0-24649)) |
| 10.03* | Officer Compensation Continuation Agreement, as amended, with Steven E. Trager effective February 15, 2006 (Incorporated by reference to Exhibit 10.1 of Registrant's Form 8-K filed February 21, 2006 (Commission File Number: 0-24649)) |
| 10.04* | Officer Compensation Continuation Agreement, as amended and restated, with Steven E. Trager effective April 30, 2008 (Incorporated by reference to Exhibit 10.2 of Registrant's Form 10-Q for the quarter ended March 31, 2008 (Commission File Number: 0-24649)) |
| 10.05* | Officer Compensation Continuation Agreement with A. Scott Trager, dated January 12, 1995 (Incorporated by reference to Exhibit 10.5 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1995 (Commission File Number: 33-77324)) |
| 10.06* | Officer Compensation Continuation Agreement, as amended and restated, with A. Scott Trager effective January 1, 2006 (Incorporated by reference to Exhibit 10.35 of Registrant's Form 10-K for the year ended December 31, 2005 (Commission File Number: 0-24649)) |
| 10.07* | Officer Compensation Continuation Agreement, as amended, with A. Scott. Trager effective February 15, 2006 (Incorporated by reference to Exhibit 10.2 of Registrant's Form 8-K filed February 21, 2006 (Commission File Number: 0-24649)) |
| 10.08* | Officer Compensation Continuation Agreement, as amended and restated, with A. Scott Trager effective April 30, 2008 (Incorporated by reference to Exhibit 10.3 of Registrant's Form 10-Q for the quarter ended March 31, 2008 (Commission File Number: 0-24649)) |
| 10.09* | Officer Compensation Continuation Agreement with Kevin Sipes, dated June 15, 2001 (Incorporated by reference to Exhibit 10.23 of Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 (Commission File Number: 0-24649)) |
| 10.10* | Officer Compensation Continuation Agreement, as amended and restated, with Kevin Sipes effective January 1, 2006 (Incorporated by reference to Exhibit 10.38 of Registrant's Form 10-K for the year ended December 31, 2005 (Commission File Number: 0-24649)) |

| No. | Description |
|---|---|
| 10.11* | Officer Compensation Continuation Agreement, as amended, with Kevin Sipes effective February 15, 2006 (Incorporated by reference to Exhibit 10.5 of Registrant's Form 8-K filed February 21, 2006 (Commission File Number: 0-24649)) |
| 10.12* | Officer Compensation Continuation Agreement, as amended and restated, with Kevin Sipes effective April 30, 2008 (Incorporated by reference to Exhibit 10.4 of Registrant's Form 10-Q for the quarter ended March 31, 2008 (Commission File Number: 0-24649)) |
| 10.13* | Death Benefit Agreement with Bernard M. Trager dated September 10, 1996 (Incorporated by reference to Exhibit 10.9 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1996 (Commission File Number: 33-77324)) |
| 10.14 | Right of First Offer Agreement by and among Republic Bancorp, Inc., Teebank Family Limited Partnership, Bernard M. Trager and Jean S. Trager. (Incorporated by reference to Exhibit 10.1 of Registrant's Form 8-K filed September 19, 2007 (Commission File Number: 0-24649)) |
| 10.15 | Lease between Republic Bank & Trust Company and Jaytee Properties, dated August 1, 1982, relating to 2801 Bardstown Road, Louisville (Incorporated by reference to Exhibit 10.11 of Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (Commission File Number: 0-24649)) |
| 10.16 | Lease between Republic Bank & Trust Company and Jaytee Properties, dated August 1, 2008, relating to 2801 Bardstown Road, Louisville (Incorporated by reference to Exhibit 10.2 of Registrant's Form 8-K filed June 9, 2008 (Commission File Number: 0-24649)) |
| 10.17 | Lease between Republic Bank & Trust Company and Teeco Properties, dated April 1, 1995, relating to property at 601 West Market Street (Incorporated by reference to exhibit 10.10 of Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (Commission File Number: 0-24649)) |
| 10.18 | Lease between Republic Bank & Trust Company and Teeco Properties, dated October 1, 1996, relating to property at 601 West Market Street (Incorporated by reference to exhibit 10.10 of Registrant's Form S-1 (Commission File Number: 0-24649)) |
| 10.19 | Lease extension between Republic Bank & Trust Company and Teeco Properties, dated September 25, 2001, relating to property at 601 West Market Street (Incorporated by reference to exhibit 10.25 of Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 (Commission File Number: 0-24649)) |
| 10.20 | Lease between Republic Bank & Trust Company and Teeco Properties, dated May 1, 2002, relating to property at 601 West Market Street (Incorporated by reference to exhibit 10.1 of Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 (Commission File Number: 0-24649)) |
| 10.21 | Lease between Republic Bank & Trust Company and Teeco Properties, dated October 1, 2005, relating to property at 601 West Market Street, Louisville, KY (Floor 4), amending and modifying previously filed exhibit 10.1 of Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 (Incorporated by reference to exhibit 10.1 of Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 (Commission File Number: 0-24649)) |
| 10.22 | Lease between Republic Bank & Trust Company and Teeco Properties, as of October 1, 2006, relating to property at 601 West Market Street, Louisville, KY. (Incorporated by reference to exhibit 10.1 of Registrant's Form 8-K filed September 25, 2006 (Commission File Number: 0-24649)) |

| No. | Description |
|---|---|
| 10.23 | Lease between Republic Bank & Trust Company and Teeco Properties, as of July 8, 2008, as amended, relating to property at 601 West Market Street (Floors 1,2,3,5 and 6), Louisville, KY. (Incorporated by reference to exhibit 10.1 of Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 (Commission File Number: 0-24649)) |
| 10.24 | Lease between Republic Bank & Trust Company and Teeco Properties, as of July 8, 2008, as amended, relating to property at 601 West Market Street (Floor 4), Louisville, KY. (Incorporated by reference to exhibit 10.2 of Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 (Commission File Number: 0-24649)) |
| 10.25 | Lease between Republic Bank & Trust Company and Jaytee Properties, dated February 3, 1993, as amended, relating to 661 South Hurstbourne Parkway, Louisville (Incorporated by reference to Exhibit 10.12 of Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (Commission File Number: 0-24649)) |
| 10.26 | Lease between Republic Bank & Trust Company and Jaytee Properties, dated February 1, 1999, as amended, relating to 661 South Hurstbourne Parkway (Incorporated by reference to Exhibit 10.17 of Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 (Commission File Number: 0-24649)) |
| 10.27 | Lease between Republic Bank & Trust Company and Jaytee Properties, dated February 1, 2000, as amended, relating to 661 South Hurstbourne Parkway (Incorporated by reference to Exhibit 10.21 of Registrant's Annual Report on Form 10-K for the year ended December 31, 1999 (Commission File Number: 0-24649)) |
| 10.28 | Lease between Republic Bank & Trust Company and Jaytee Properties, dated July 1, 2003, as amended, relating to 661 South Hurstbourne Parkway, Louisville (Incorporated by reference to Exhibit 10.1 of Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 (Commission File Number: 0-24649)) |
| 10.29 | Lease between Republic Bank & Trust Company and Jaytee Properties, dated August 2, 1993, as amended, relating to 661 South Hurstbourne Parkway, Louisville (Incorporated by reference to Exhibit 10.16 of Registrant's Annual Report on Form 10-K for the year ended December 31, 2003 (Commission File Number: 0-24649)) |
| 10.30 | Lease between Republic Bank & Trust Company and Jaytee Properties, dated September 1, 1995, as amended, relating to 661 South Hurstbourne Parkway, Louisville (Incorporated by reference to Exhibit 10.18 of Registrant's Annual Report on Form 10-K for the year ended December 31, 2003 (Commission File Number: 0-24649)) |
| 10.31 | Lease between Republic Bank & Trust Company and Jaytee Properties, dated February 16, 1996, as amended, relating to 661 South Hurstbourne Parkway, Louisville (Incorporated by reference to Exhibit 10.19 of Registrant's Annual Report on Form 10-K for the year ended December 31, 2003 (Commission File Number: 0-24649)) |
| 10.32 | Lease between Republic Bank & Trust Company and Jaytee Properties, dated January 21, 1998, as amended, relating to 661 South Hurstbourne Parkway, Louisville (Incorporated by reference to Exhibit 10.20 of Registrant's Annual Report on Form 10-K for the year ended December 31, 2003 (Commission File Number: 0-24649)) |
| 10.33 | Lease between Republic Bank & Trust Company and Jaytee Properties, dated September 11, 1998, as amended, relating to 661 South Hurstbourne Parkway, Louisville (Incorporated by reference to Exhibit 10.21 of Registrant's Annual Report on Form 10-K for the year ended December 31, 2003 (Commission File Number: 0-24649)) |

| No. | Description |
|---|---|
| 10.34 | Lease between Republic Bank & Trust Company and Jaytee Properties, dated February 1, 2004, as amended, relating to 661 South Hurstbourne Parkway, Louisville (Incorporated by reference to Exhibit 10.1 of Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 (Commission File Number: 0-24649)) |
| 10.35 | Lease between Republic Bank & Trust Company and Jaytee Properties, dated September 1, 2005, as amended, relating to 661 South Hurstbourne Parkway, Louisville, KY, amending and modifying previously filed exhibit 10.12 of Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (Incorporated by reference to Exhibit 10.2 of Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 (Commission File Number: 0-24649)) |
| 10.36 | Lease between Republic Bank & Trust Company and Jaytee Properties, dated July 1, 2008, as amended, relating to 661 South Hurstbourne Parkway, Louisville (Incorporated by reference to Exhibit 10.1 of Registrant's Form 8-K filed June 9, 2008 (Commission File Number: 0-24649)) |
| 10.37 | Lease between Republic Bank & Trust Company and Jaytee Properties, dated November 17, 1997, as amended, relating to 9600 Brownsboro Road (Incorporated by reference to Exhibit 10.18 of Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (Commission File Number: 0-24649)) |
| 10.38 | Lease between Republic Bank & Trust Company and Jaytee Properties, dated August 1, 1999, as amended, relating to 9600 Brownsboro Road (Incorporated by reference to Exhibit 10.18 of Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 (Commission File Number: 0-24649)) |
| 10.39 | Lease between Republic Bank & Trust Company and Jaytee Properties, dated October 30, 1999, as amended, relating to 9600 Brownsboro Road (Incorporated by reference to Exhibit 10.20 of Registrant's Annual Report on Form 10-K for the year ended December 31, 1999 (Commission File Number: 0-24649)) |
| 10.40 | Lease between Republic Bank & Trust Company and Jaytee Properties, dated May 1, 2003, as amended, relating to 9600 Brownsboro Road (Incorporated by reference to Exhibit 10.2 of Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 (Commission File Number: 0-24649)) |
| 10.41 | Lease between Republic Bank & Trust Company and Jaytee Properties, dated November 1, 2005, as amended, relating to 9600 Brownsboro Road (Incorporated by reference to Exhibit 10.33 of Registrant's Form 10-K for the year ended December 31, 2005 (Commission File Number: 0-24649)) |
| 10.42 | Lease between Jaytee Properties and InsBanc, Inc., dated February 3, 2003, as amended by Republic Bank & Trust Company relating to 9600 Brownsboro Road, Louisville, KY. (Incorporated by reference to Exhibit 10.1 of Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (Commission File Number: 0-24649)) |
| 10.43 | Assignment and Assumption of Lease by Republic Bank & Trust Company with the consent of Jaytee Properties, dated May 1, 2006, relating to 9600 Brownsboro Road, Louisville, KY. (Incorporated by reference to Exhibit 10.1 of Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (Commission File Number: 0-24649)) |
| 10.44 | Lease between Republic Bank & Trust Company and Jaytee Properties, dated January 17, 2008, as amended, relating to 9600 Brownsboro Road, Louisville, KY (Incorporated by reference to Exhibit 10.40 of Registrant's Annual Report on Form 10-K for the year ended December 31, 2007 (Commission File Number: 0-24649)) |

| No. | Description |
|---|---|
| 10.46 | Ground lease between Republic Bank & Trust Company and Jaytee Properties, relating to 9600 Brownsboro Road, dated January 17, 2008, as amended, relating to 9600 Brownsboro Road, Louisville, KY (Incorporated by reference to Exhibit 10.40 of Registrant's Annual Report on Form 10-K for the year ended December 31, 2007 (Commission File Number: 0-24649)) |
| 10.47 | Lease between Republic Bank & Trust Company and Jaytee Properties II SPE, LLC, dated June 27, 2008, relating to 200 South Seventh Street, Louisville, LY. (Incorporated by reference to Exhibit 10.1 of Registrant's Form 8-K filed July 1, 2008 (Commission File Number: 0-24649)) |
| 10.48* | 1995 Stock Option Plan (as amended to date) (Incorporated by reference to Registrant's Form S-8 filed November 30, 2004 (Commission File Number: 333-120856)) |
| 10.49* | Form of Stock Option Agreement for Directors and Executive Officers (Incorporated by reference to Exhibit 10.2 of Registrant's Form 10-Q for the quarter ended September 30, 2004 (Commission File Number: 0-24649)) |
| 10.50* | 2005 Stock Incentive Plan (Incorporated by reference to Form 8-K filed March 18, 2005 (Commission File Number: 0-24649)) |
| 10.51* | Republic Bancorp, Inc. 401(k)/Profit Sharing Plan and Trust (Incorporated by reference to Form S-8 filed December 28, 2005 (Commission File Number: 0-24649)) |
| 10.52* | Republic Bancorp, Inc. and subsidiaries Non-Employee Director and Key Employee Deferred Compensation and the Republic Bank & Trust Company Non-Employee Director and Key Employee Deferred Compensation Plan (as adopted November 18, 2004) (Incorporated by reference to Form S-8 filed November 30, 2004 (Commission File Number: 333-120857)) |
| 10.53* | Republic Bancorp, Inc. and Subsidiaries Non-Employee Director and Key Employee Deferred Compensation Plan Post-Effective Amendment No. 1 (Incorporated by reference to Form S-8 filed April 13, 2005 (Commission File Number: 333-120857)) |
| 10.54* | Republic Bancorp, Inc. and subsidiaries Non-Employee Director and Key Employee Deferred Compensation, as amended and restated as of March 16, 2005 (incorporated by reference to Form 8-K filed March 18 2005 (Commission File Number: 333-120857)) |
| 10.55* | Republic Bancorp, Inc. and subsidiaries Non-Employee Director and Key Employee Deferred Compensation as amended and restated as of March 19, 2008 (Incorporated by reference to Exhibit 10.1 of Registrant's Form 10-Q for the quarter ended March 31, 2008 (Commission File Number: 0-24649)) |
| 10.56 | Junior Subordinated Indenture, Amended and Restated Trust Agreement, and Guarantee Agreement (Incorporated by reference to Exhibit 4.1 of Registrant's Form 8-K filed August 19, 2005 (Commission File Number: 0-24649)) |
| 10.57* | 2005 Stock Incentive Plan Amendment Number 1 (Incorporated by reference to Exhibit 10.61 of Registrant's Form 10-K filed March 6, 2009 (Commission File Number: 0-24649)) |
| 10.58 | Order to Cease and Desist dated February 27, 2009 (Incorporated by reference to Exhibit 10.62 of Registrant's Form 10-K filed March 6, 2009 (Commission File Number: 0-24649)) |
| 10.59** | Program Agreement dated September 19, 2007, between Republic Bank & Trust Company and Jackson Hewitt Inc. (Incorporated by reference to Exhibit 10.31 of Registrant's Form 10-Q filed November 9, 2007 (Commission File Number: 0-24649)) |

| No. | Description |
|---|---|
| 10.60** | Program Agreement First Amendment dated December 2, 2008, between Republic Bank & Trust Company and Jackson Hewitt Inc. (Incorporated by reference to Exhibit 10.59 of Registrant's Form 10-K filed March 6, 2009 (Commission File Number: 0-24649)) |
| 10.61** | Technology Services Agreement dated September 19, 2007, between Republic Bank & Trust Company and Jackson Hewitt Technology Services LLC (Incorporated by reference to Exhibit 10.32 of Registrant's Form 10-Q filed November 9, 2007 (Commission File Number: 0-24649)) |
| 10.62** | Technology Services Agreement First Amendment dated December 2, 2008, between Republic Bank & Trust Company and Jackson Hewitt Technology Services LLC (Incorporated by reference to Exhibit 10.60 of Registrant's Form 10-K filed March 6, 2009 (Commission File Number: 0-24649)) |
| 10.63** | Program Agreement Second Amendment dated November 23, 2009, between Republic Bank & Trust Company and Jackson Hewitt Inc. |
| 10.64** | Technology Services Agreement Second Amendment dated November 23, 2009, between Republic Bank & Trust Company and Jackson Hewitt Technology Services LLC |
| 10.65** | Program Agreement Third Amendment dated December 29, 2009, between Republic Bank & Trust Company and Jackson Hewitt Inc. |
| 10.66** | Technology Services Agreement Third Amendment dated December 29, 2009, between Republic Bank & Trust Company and Jackson Hewitt Technology Services LLC |
| 10.67** | Amendment to Marketing and Servicing Agreement dated December 27, 2009, between Republic Bank & Trust Company and JTH Tax, Inc. d/b/a Liberty Tax Service. |
| 21 | Subsidiaries of Republic Bancorp, Inc. |
| 23 | Consent of Independent Registered Public Accounting Firm |
| 31.1 | Certification of Principal Executive Officer, pursuant to the Sarbanes-Oxley Act of 2002 |
| 31.2 | Certification of Principal Financial Officer, pursuant to the Sarbanes-Oxley Act of 2002 |
| 32*** | Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2003 |

* *Denotes management contracts and compensatory plans or arrangements required to be filed as exhibits to this Form 10-K pursuant to Item 15(b).*

** *Confidential treatment has been requested for the redacted portions of this agreement. A complete copy of the agreement, including the redacted portions, has been filed separately with the Securities and Exchange Commission.*

*** *This certification shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section, nor shall it be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.*

**EXHIBIT 10.63**

[*] designates portions of this document that have been omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission.

## SECOND AMENDMENT TO PROGRAM AGREEMENT

This SECOND AMENDMENT ("Second Amendment") to the September 19th, 2007, Program Agreement (the "Agreement") by and between Republic Bank & Trust Company ("Republic"), a Kentucky banking corporation, and Jackson Hewitt Inc. ("JHI"), a Virginia corporation, is effective as of the 23rd day of November, 2009.

## RECITALS

WHEREAS, Republic and JHI entered into the Agreement on September 19, 2007.

WHEREAS, Republic and JHI amended the Agreement on December 2, 2008.

WHEREAS, Republic and JHI desire to Amend certain terms of the Agreement.

NOW, THEREFORE, in consideration of the mutual promises, covenants and agreements set forth below and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Republic and JHI do hereby agree to amend the Agreement as follows:

## AMENDMENTS

1. Section 1.1 (b) is modified to read as follows:

   (b) "Customer" shall mean a Jackson Hewitt Tax Service customer that was also a customer of a financial institution that provided financial products facilitated by EROs and such customer received a RAL or a funded Federal AR from such financial institution. Under this Agreement, an AR is considered to be funded if all bank fees are earned by Republic in the current year. For purposes of this definition, joint borrowers or joint recipients of such a financial product shall constitute one "Customer."

2. Section 2.1 (c) is modified to read as follows:

   (c) For Tax Season 2010, Republic shall be the exclusive provider of Refund Anticipation Loans and Assisted Refunds to Jackson Hewitt Tax Service Customers for all locations operated in the following states: Florida, Kentucky, Oklahoma and Texas (For purposes of the 2010 Tax Season such ERO locations shall be referred to as "Designated ERO Locations"). Notwithstanding the foregoing and any other provision in the Agreement to the contrary, for Tax Season 2010, the Designated ERO Locations shall be permitted to accept applications for Money Now Loans by another financial institution designated by JHI, and the related Refund Anticipation Loan (and in the case of denials, the related Assisted Refund). In addition, it is understood that this Agreement solely relates to the provision of services to Customers in Designated ERO Locations by Jackson Hewitt Tax Service tax preparers and not any other method of distribution (e.g. online tax preparation services).

3. Section 2.2 (c) is modified to read as follows:

   (c) For Tax Season 2010, JHI shall designate Republic as the sole and exclusive Refund Anticipation Loan and Assisted Refund provider under the Program for the Designated ERO Locations, subject to the provisions of Section 2.1 (c) of the Agreement, as amended. [*]

4. Section 4 (c) is modified to read as follows:

   (c) For the 2010 Tax Season, Republic shall pay to JHI [*].

5. The following language is added to Section 4:

(g) Republic shall have the right to withhold the February and/or March payments under Section 4 (d) of this Agreement if Republic, reasonably determines (i) on February 26, 2010 that there has been a material adverse change that will likely result in the Designated ERO Locations failing to provide services to [*], (ii) on or before March 31, 2010 that the Republic Customers who have obtained RALs during the 2010 Tax Season will likely have, in the aggregate, a RAL delinquency in excess of [*] on August 31, 2010, or (iii) on or before March 31, 2010 that due to JHI's, JHTSL's, and/or a Designated ERO's lack of compliance with Republic's policies and procedures, Republic has and/or will likely be required to conduct additional audits, take corrective action and/or incur regulatory fines or penalties, or suffers or will likely suffer other additional financial costs due to such noncompliance; and in each case of (i), (ii) and/or (iii) above, to the extent Republic has, or reasonably expects to, suffer such resulting harm. Any such determinations shall be made in good faith by Republic and are subject to providing JHI with written notice no later than the date defined in each section of such determination including a detailed explanation of the reasons for such determination and detail of harm incurred or expected to be incurred. In the event Republic exercises this Section 4 (g), the parties agree to immediately begin dispute resolution proceedings as described in Section 15 of this Agreement. In the event any such notice is given, Republic shall have a duty to provide updates to JHI (and any additional information or documentation reasonably requested by JHI) regarding such resulting harm, including, without limitation, actual costs, expenses and losses and to deliver to JHI any amount withheld in excess of such actual costs, expenses and losses. JHI shall have the right to seek confirmation of such claims, by audit or otherwise. This section is in addition to and does not replace or negate the provisions of Section 9.4 of this Agreement.

6. Section 6.10 is deleted in full from the Agreement.

7. Section 9.4 (i)(c) is modified to read as follows:

   (c) [*], or

8. Republic and JHI enter into this Second Amendment only for the purposes stated herein. Unless otherwise amended herein, all other terms and conditions of the Agreement remain unchanged and in full force and effect.

IN WITNESS WHEREOF, this Second Amendment has been executed and delivered by a duly authorized officer of each party as of the date set forth above.

| **REPUBLIC BANK & TRUST COMPANY** | **JACKSON HEWITT INC.** |
|---|---|
| By: /s/ Mike Keene | By: /s/ Harry W. Buckley |
| Mike Keene<br>Senior Vice President | Name: Harry W. Buckley |
| | Title: President and Chief Executive Officer |

**EXHIBIT 10.64**

[*] designates portions of this document that have been omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission.

## SECOND AMENDMENT TO TECHNOLOGY SERVICES AGREEMENT

This SECOND AMENDMENT ("Second Amendment") to the September 19th, 2007, Technology Services Agreement (the "Agreement") by and between Republic Bank & Trust Company ("Republic"), a Kentucky banking corporation, and Jackson Hewitt Technology Services LLC ("JHTSL"), a Delaware limited liability company, is effective as of the 23rd day of November, 2009.

## RECITALS

WHEREAS, Republic and JHTSL entered into the Agreement on September 19, 2007.

WHEREAS, Republic and JHTSL amended the Agreement on December 2, 2008.

WHEREAS, Republic and JHTSL desire to Amend certain terms of the Agreement.

NOW, THEREFORE, in consideration of the mutual promises, covenants and agreements set forth below and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Republic and JHTSL do hereby agree to amend the Agreement as follows:

## AMENDMENTS

1. Section 1.1 (c) is modified to read as follows:

   (c) "Customer" shall mean a Jackson Hewitt Tax Service customer that was also a customer of a financial institution that provided financial products facilitated by EROs and such customer received a RAL or a funded Federal AR from such financial institution. Under this Agreement, an AR is considered to be funded if all bank fees are earned by Republic in the current year. For purposes of this definition, joint borrowers or joint recipients of such a financial product shall constitute one "Customer."

2. The definition of "Resource Rate" in Section 1.1 (g) (iii) is modified to read as follows:

   (g) [*]

3. Section 1.5 (c) is modified to read as follows:

   (c) For the 2010 Tax Season, Republic shall pay to JHTSL [*]

4. The following language is added to Section 1.5:

   (g) Republic shall have the right to withhold the February and/or March payments under Section 1.5 of this Agreement and the Additional Fees under Section 1.6 of this Agreement if Republic, reasonably determines (i) on February 26, 2010 that there has been a material adverse change that will likely result in the Designated ERO Locations, as described in the Program Agreement, failing to provide services to [*], (ii) on or before July 1, 2010 that the Republic Customers who have obtained RALs during the 2010 Tax Season will likely have, in the aggregate, a RAL delinquency in excess of [*] on August 31, 2010, or (iii) on or before May 31, 2010 that due to JHI's, JHTSL's, and/or a Designated ERO's lack of compliance with Republic's policies and procedures, Republic has and/or will likely be required to conduct additional audits, take corrective action and/or incur regulatory fines or penalties, or suffers or will likely suffer other additional financial costs due to such noncompliance; and in each case of (i), (ii) and/or (iii) above, to the extent Republic has, or reasonably expects to, suffer such resulting harm. Any such determinations shall be made in good faith by Republic and are subject to providing JHI with written notice no later than the date defined in each section of such determination including a detailed explanation of the reasons for such determination and detail of harm incurred or expected to be incurred. In the event Republic exercises this Section 1.5 (g), the parties agree to immediately begin dispute resolution proceedings as described in Section 10 of this Agreement. In the event any such notice is given, Republic shall have a duty to provide updates to JHI (and any additional information or documentation reasonably requested by JHI) regarding such resulting harm, including, without limitation, actual costs, expenses and losses and to deliver to JHI any amount withheld in excess of such actual costs, expenses and losses. JHI shall have the right to seek confirmation of such claims, by audit or otherwise. This section is in addition to and does not replace or negate the provisions of Section 9.4 of the Program Agreement.

5. Schedule A of the Agreement shall be nullified and replaced with Schedule A, attached hereto.

6. Republic and JHTSL enter into this Second Amendment only for the purposes stated herein. Unless otherwise amended herein, all other terms and conditions of the Agreement remain unchanged and in full force and effect.

IN WITNESS WHEREOF, this Second Amendment has been executed and delivered by a duly authorized officer of each party as of the date set forth above.

**REPUBLIC BANK & TRUST COMPANY**

By: /s/ Mike Keene

Mike Keene
Senior Vice President

**JACKSON HEWITT TECHNOLOGY SERVICES LLC**

By: /s/ Harry W. Buckley

Name: Harry W. Buckley

Title: President and Chief Executive Officer

## Schedule A

[*] designates portions of this document that have been omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission.

[*]

**EXHIBIT 10.65**

[*] designates portions of this document that have been omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission.

## THIRD AMENDMENT TO PROGRAM AGREEMENT

This THIRD AMENDMENT ("Third Amendment") to the September 19th, 2007, Program Agreement as previously amended (the "Agreement") by and between Republic Bank & Trust Company ("Republic"), a Kentucky banking corporation, and Jackson Hewitt Inc. ("JHI"), a Virginia corporation, is effective as of the 29th day of December, 2009.

## RECITALS

WHEREAS, Republic and JHI entered into the Agreement on September 19, 2007.

WHEREAS, Republic and JHI amended the Agreement on December 2, 2008 and November 23, 2009.

WHEREAS, Republic and JHI desire to Amend certain terms of the Agreement.

NOW, THEREFORE, in consideration of the mutual promises, covenants and agreements set forth below and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Republic and JHI do hereby agree to amend the Agreement as follows:

## AMENDMENTS

1. Section 2.1 (c) is modified to read as follows:

    (c) For each of Tax Seasons 2010, 2011 and 2012 Republic shall be the exclusive provider of Refund Anticipation Loans and Assisted Refunds to Jackson Hewitt Tax Service Customers for all locations operated in the following states: Arkansas, Florida, Indiana, Kentucky, North Carolina, Ohio, Oklahoma, Pennsylvania, South Carolina, Texas and Virginia (For purposes of the 2010 Tax Season such ERO locations shall be referred to as "Designated ERO Locations"). Notwithstanding the foregoing and any other provision in the Agreement to the contrary, the Designated ERO Locations shall be permitted to accept applications for Money Now Loans by another financial institution designated by JHI, and the related Refund Anticipation Loan (and in the case of denials, the related Assisted Refund). In addition, it is understood that this Agreement solely relates to the provision of services to Customers in Designated ERO Locations by Jackson Hewitt Tax Service tax preparers and not any other method of distribution (e.g. online tax preparation services).

2. Section 2.2 (c) is modified to read as follows:

    (c) For each of Tax Seasons 2010, 2011 and 2012, JHI shall designate Republic as the sole and exclusive Refund Anticipation Loan and Assisted Refund provider under the Program for the Designated ERO Locations, subject to the provisions of Section 2.1 (c) of the Agreement, as amended. The Designated ERO Locations serviced up to 45% of all Tax Season 2009 Customers. [*]

3. Section 4 (c) shall be modified to read as follows:

    (c) For each of the 2010, 2011 and 2012 Tax Seasons, Republic shall make a payment to JHI of [*].

4. The following language is added to Section 4:

    (g) With respect to each Tax Season, Republic shall have the right to withhold the respective 2010, 2011, and/or 2012 February and/or March payments under Section 4 (d) of this Agreement if Republic, reasonably determines (i) on February 26, 2010 and/or the last business day February of 2011 and/or 2012 that there has been a material adverse change that will likely result in the Designated ERO Locations failing to provide services to [*]; (ii) on or before March 31, 2010, March 31, 2011 and/or March 31, 2012 that the Republic Customers who have obtained RALs during the corresponding Tax Season will likely have, in the aggregate, a RAL delinquency in excess of [*] on August 31, 2010, August 31, 2011 and/or August 31, 2012; or (iii) on or before March 31, 2010, March 31, 2011 and/or March 31, 2012 that due to JHI's, JHTSL's, and/or a Designated ERO's lack of compliance with Republic's policies and procedures, Republic has and/or will likely be required to conduct additional audits, take corrective action and/or incur regulatory fines or penalties, or suffers or will likely suffer other additional financial costs due to such noncompliance; and in each case of (i), (ii) and/or (iii) above, to the extent Republic has, or reasonably expects to, suffer such resulting harm. Any such determinations shall be made in good faith by Republic and are subject to providing JHI with written notice no later than the date defined in each section of such determination including a detailed explanation of the reasons for such determination and detail of harm incurred or expected to be incurred. In the event Republic exercises this Section 4 (g), the parties agree to immediately begin dispute resolution proceedings as described in Section 15 of this Agreement. In the event any such notice is given, Republic shall have a duty to provide updates to JHI (and any additional information or documentation reasonably requested by JHI) regarding such resulting harm, including, without limitation, actual costs, expenses and losses and to deliver to JHI any amount withheld in excess of such actual costs, expenses and losses. JHI shall have the right to seek confirmation of such claims, by audit or otherwise. This section is in addition to and does not replace or negate the provisions of Section 9.4 of this Agreement. The dates set forth in this Section relate to each respective Tax Season only.

5. Section 6.6 is modified to read as follows:

(a) Retention. JHI shall require each participating ERO to retain a copy of the signed Application, Loan Agreement and Disclosure Statement, State Disclosure Documents, if any, as well as a copy of the federal and state income tax returns, in the Customer's file maintained by them for a period of three (3) years following the preparation and filing thereof, after which time such documents shall be properly destroyed by commercially reasonable methods in order to assure confidentiality. At the reasonable request of Republic, JHI shall cause EROs to deliver to Republic a copy of any Application or other documentation within three (3) business days.

6. The following language is added to Section 6:

6.10 **Insurance.** JHI agrees to procure and maintain Commercial General Liability insurance of not less than Two Million Dollars ($2,000,000) per occurrence and Four Million Dollars ($4,000,000) in the aggregate and Professional Liability Insurance with policy limits of not less than Four Million Dollars ($4,000,000) per claim in the aggregate.

7. Section 7.7 is modified to read as follows:

7.7 **Screening.** [*]. Republic shall provide to JHI the text of any disclosures required by Applicable Law to be provided to Customers. The results of such screening process shall be set forth in an electronic file and shall be presented in such form as JHI shall reasonably determine. Responsibility for the cost of activities undertaken pursuant to this Section 7.7 shall be determined by the mutual agreement of the parties.

8. Section 9.1 is modified to read as follows:

9.1 **Term.** This Agreement shall be effective upon its execution and applicable to the Program for Tax Seasons 2010, 2011 and 2012 and all related periods. This Agreement shall terminate and expire on October 31, 2012, unless extended by written agreement of the parties (the "Term").

9. Section 9.4 is modified to read as follows:

9.4 **Termination by Republic.**

(a) Republic may, at its option, terminate this Agreement early by giving written notice of termination to JHI by June 30, 2010, which will terminate the Agreement with respect to the 2011 and 2012 Tax Seasons, or by June 30, 2011, which will terminate the Agreement with respect to the 2012 Tax Season.

(b) [*].

10. Republic and JHI enter into this Third Amendment only for the purposes stated herein. Unless otherwise amended herein, all other terms and conditions of the Agreement remain unchanged and in full force and effect.

IN WITNESS WHEREOF, this Third Amendment has been executed and delivered by a duly authorized officer of each party as of the date set forth above.

| **REPUBLIC BANK & TRUST COMPANY** | **JACKSON HEWITT INC.** |
|---|---|
| By: /s/ William R. Nelson | By: /s/ Daniel P. O'Brien |
| Name: William R. Nelson | Name: Daniel P. O'Brien |
| Title: President – TRS | Title: EVP & CFO |

**EXHIBIT 10.66**

[*] designates portions of this document that have been omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission.

## THIRD AMENDMENT TO TECHNOLOGY SERVICES AGREEMENT

This THIRD AMENDMENT ("Third Amendment") to the September 19th, 2007, Technology Services Agreement as previously amended (the "Agreement") by and between Republic Bank & Trust Company ("Republic"), a Kentucky banking corporation, and Jackson Hewitt Technology Services LLC ("JHTSL"), a Delaware limited liability company, is effective as of the 29th day of December, 2009.

## RECITALS

WHEREAS, Republic and JHTSL entered into the Agreement on September 19, 2007.

WHEREAS, Republic and JHTSL amended the Agreement on December 2, 2008 and November 23, 2009.

WHEREAS, Republic and JHTSL desire to amend certain terms of the Agreement.

NOW, THEREFORE, in consideration of the mutual promises, covenants and agreements set forth below and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Republic and JHTSL do hereby agree to amend the Agreement as follows:

## AMENDMENTS

1. The definition of "Resource Rate" in Section 1.1 (g) (iii) is modified to read as follows:

    (g) [*].

2. Section 1.5 (c) is modified to read as follows:

    (c) For each of the 2010, 2011 and 2012 Tax Seasons, Republic shall make a payment to JHTSL of [*].

3. The following language is added to Section 1.5:

    (g) With respect to each Tax Season, Republic shall have the right to withhold the respective 2010, 2011 and/or 2012 February and/or March payments under Section 1.5 of this Agreement and the Additional Fees under Section 1.6 of this Agreement if Republic, reasonably determines (i) on February 26, 2010 and/or the last business day February of 2011 and/or 2012 that there has been a material adverse change that will likely result in the Designated ERO Locations failing to provide services to [*]; (ii) on or before March 31, 2010, March 31, 2011 and/or March 31, 2012 that the Republic Customers who have obtained RALs during the corresponding Tax Season will likely have, in the aggregate, a RAL delinquency in excess of [*] on August 31, 2010, August 31, 2011 and/or August 31, 2012; or (iii) on or before March 31, 2010, March 31, 2011 and/or March 31, 2012 that due to JHI's, JHTSL's, and/or a Designated ERO's lack of compliance with Republic's policies and procedures, Republic has and/or will likely be required to conduct additional audits, take corrective action and/or incur regulatory fines or penalties, or suffers or will likely suffer other additional financial costs due to such noncompliance; and in each case of (i), (ii) and/or (iii) above, to the extent Republic has, or reasonably expects to, suffer such resulting harm. Any such determinations shall be made in good faith by Republic and are subject to providing JHI with written notice no later than the date defined in each section of such determination including a detailed explanation of the reasons for such determination and detail of harm incurred or expected to be incurred. In the event Republic exercises this Section 1.5 (g), the parties agree to immediately begin dispute resolution proceedings as described in Section 10 of this Agreement. In the event any such notice is given, Republic shall have a duty to provide updates to JHI (and any additional information or documentation reasonably requested by JHI) regarding such resulting harm, including, without limitation, actual costs, expenses and losses and to deliver to JHI any amount withheld in excess of such actual costs, expenses and losses. JHI shall have the right to seek confirmation of such claims, by audit or otherwise. This section is in addition to and does not replace or negate the provisions of Section 9.4 of the Program Agreement. The dates set forth in this Section relate to each respective Tax Season only.

4. Section 1.6 is modified to read as follows:

   1.6 **Additional Fees.** For each Tax Season under this Agreement, Republic shall pay additional consideration to JHTSL for additional services performed and additional resources required to support expansion in the Program over such Tax Seasons. [*].

5. Section 2.2 shall be modified to read as follows:

   2.2 **Training.** JHTSL shall offer to all participating EROs training regarding Bank Products, and shall further require all participating EROs to satisfactorily complete such training. In connection therewith, JHTSL agrees to (i) submit said training program to Republic for prior review and approval, and (ii) incorporate Republic's ERO compliance and operational training into such training program. JHTSL understands and agrees that Republic may offer and/or require participating EROs to receive additional training with respect to Bank Products.

6. Section 5.1 shall be modified to read as follows:

   5.1 **Term.** This Agreement shall be effective upon its execution and applicable to the Program for Tax Seasons 2010, 2011 and 2012 and all related periods. This Agreement shall terminate and expire on October 31, 2012, unless extended by written agreement of the parties (the "Term").

7. Schedule A of the Agreement shall be nullified and replaced with Schedule A, attached hereto which Schedule shall be applicable for each of the 2010, 2011 and 2012 Tax Seasons.

8. Republic and JHTSL enter into this Third Amendment only for the purposes stated herein. Unless otherwise amended herein, all other terms and conditions of the Agreement remain unchanged and in full force and effect.

IN WITNESS WHEREOF, this Third Amendment has been executed and delivered by a duly authorized officer of each party as of the date set forth above.

| **REPUBLIC BANK & TRUST COMPANY** | **JACKSON HEWITT TECHNOLOGY SERVICES LLC** |
|---|---|
| By: /s/ William R. Nelson | By:/s/ Daniel P. O'Brien |
| Name: William R. Nelson | Name: Daniel P. O'Brien |
| Title: President – TRS | Title: EVP & CFO |

## Schedule A

[*] designates portions of this document that have been omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission.

[*]

**EXHIBIT 10.67**

[*] designates portions of this document that have been omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission.

## AMENDMENT TO MARKETING AND SERVICING AGREEMENT

This is an AMENDMENT dated as of December 27, 2009 (the "Amendment"), to the MARKETING AND SERVICING AGREEMENT, entered into and effective November 30, 2009 (the "Agreement"), and is between JTH Tax, Inc. d/b/a Liberty Tax Service, a Delaware corporation, with a principal place of business at 1716 Corporate Landing Parkway, Virginia Beach, VA 23454 ("Licensee") and REPUBLIC BANK & TRUST COMPANY, with a principal place of business at 601 West Market Street, Louisville, KY, 40202 ("Republic").

## RECITALS

A. Capitalized Terms that are not defined herein shall have the meanings given them in the Agreement.

B. Effective November 30, 2009, Republic and Licensee entered into the Agreement whereby Republic makes available to Clients of Licensee EROs its Bank Products, in accordance with the terms and conditions of the Agreement.

C. Licensee and Republic desire to amend the Agreement to provide that Licensee's Designated ERO Locations (as defined below) offer only Republic's Bank Products to Clients and to make other related amendments to the Agreement, all in accordance with the terms and conditions set forth below.

## AGREEMENT

In consideration of the mutual promises set forth herein, the parties intending to be legally bound, agree as indicated above and as follows:

1.) **License/Marks.** Section 1 of the Agreement is amended to replace the last sentence of Section 1 with the following: Licensee shall discontinue, and shall **require** its EROs to discontinue, all use of the Republic marks upon the expiration or termination of this Agreement and, upon request by Republic, will return all materials provided by Republic.

2.) **Duties of Licensee.** Section 2.d. of the Agreement is amended to read in its entirety as follows: Licensee agrees that Designated ERO Locations (as defined in Section 2.k. below) accepted to participate in the Bank Product Program will not be permitted to submit, through Licensee or otherwise, applications for Bank Products or substantially similar bank products to any bank product provider other than Republic without prior written approval by Republic. EROs found to be participating in both Republic's Bank Product Program and other bank programs will be terminated from Republic's Bank Product Program. Republic may accept or reject Designated ERO Locations based on criteria developed by Republic, which will be consistent with the criteria used by Republic in accepting or rejecting other tax preparers for similar tax product programs. EROs that are not accepted by Republic may offer RAL and other similar bank products from other financial institutions. If Republic rejects one or more EROs, Licensee will designate additional ERO locations [*] pursuant to Section 2.k. below. Customers of an ERO that do not satisfy the criteria to become RAL Clients remain eligible for ERC or ERD Bank Products through Republic.

3.) Section 2.f. of the Agreement is amended to read in its entirety as follows: Licensee shall offer to EROs training regarding Bank Products, and shall further require EROs to satisfactorily complete such training. In connection therewith, Licensee agrees to (i) submit said training program to Republic for prior review and approval, and (ii) incorporate Republic's ERO compliance and operational training into such training program. Licensee understands and agrees that Republic may offer and/or require EROs to receive additional training with respect to Bank Products.

4.) Section 2.g. of the Agreement is amended to replace the last sentence in that section with the following: Licensee and Republic shall agree in advance to the amount of any transmitter or similar fee, and will not withhold their agreement to any such fee that is consistent with industry standards.

5.) Section 2.j. of the Agreement is amended to read in its entirety as follows: Licensee agrees to comply with the Licensee Procedures as set out below and to require all of Licensee's EROs to comply with the ERO Agreement.

6.) A new Section 2.k. is added to read as follows: On or prior to [*] and on or before [*] of subsequent years of the Agreement, as amended, Licensee shall designate Republic as the sole and exclusive provider of Bank Products under the Bank Product Program for ERO locations that [*] (the "Designated ERO Locations"); provided, however, that (i) on or prior to [*] of subsequent years of the Agreement, Licensee may designate Republic as the sole and exclusive Bank Product provider under the Bank Product Program for additional ERO locations [*] and (ii) Licensee may, only with Republic's mutual understanding and prior written agreement, also designate Republic as the sole and exclusive Bank Product provider under the Bank Product Program for additional ERO locations [*]

7.) A new Section 2.l. is added to read as follows: To the extent that Clients request disbursement of the proceeds of any Bank Product on a debit or similar prepaid card, Republic shall cause such disbursement to be made on the prepaid cards made available to Clients by Licensee and its EROs.

8.) A new Section 2.m. is added to read as follows: (i) Licensee shall pay to Republic an amount equal to [*] during the tax season ending during such year who have obtained RALs from Republic pursuant to this Agreement based upon Republic's RAL history as measured on [*.] No later than [*] of each year, Republic shall deliver to Licensee the detail of the calculation of such amount. Republic will provide Licensee with additional detailed information reasonably requested by Licensee to validate such calculation. Licensee will make the payment to Republic no later than [*] of each year. If Licensee disputes Republic's calculation, such disagreement shall be resolved pursuant to the dispute resolution procedures set forth in this Agreement and Licensee shall not make any payment until such dispute is resolved.

(ii) Republic shall utilize substantially the same care, criteria, diligence and procedures in accepting or rejecting RAL applications from, and in collecting RALs made to, Clients of Licensee and its EROs as it utilizes in accepting, rejecting and collecting similar applications and obligations from clients of other tax preparers to which it makes available similar tax product programs.

9.) **Term of Agreement.** Section 7.a. of the Agreement is amended to read in its entirety as follows: **Term.** The term of this Agreement and license shall begin on the effective date, as stated above, and terminate on October 16, 2012. This Agreement shall only be renewable by mutual written consent of both parties.

10.) Section 7.b. of the Agreement is amended to read in its entirety as follows: **Early Termination.** Notwithstanding Section 7.a. above, Republic may, at its option, terminate this Agreement for the 2011 or 2012 tax season, respectively, by giving written notice of termination to Licensee by [*] or [*] respectively. In addition, Republic may terminate this Agreement upon ten (10) days prior written notice to Licensee in the event that legal or regulatory-requirements make the Bank Product Program materially unworkable or infeasible for Republic. Furthermore, Republic may terminate this agreement upon ten (10) days prior written notice if (i) Licensee is in material default in the performance of any of its obligations or duties under this Agreement (and fails to cure such default within the above 10 day notice period); (ii) Licensee becomes insolvent or a petition in bankruptcy is filed on behalf of or against Licensee and such petition is not dismissed within 90 days of its filing; (iii) Licensee undergoes a change in ownership that results in a change of more than 50% in the composition of its Board of Directors; or (iv) the IRS withdraws or materially changes the implementing revenue procedures sanctioning RALs, with material adverse impact upon the Bank Product Program as set forth under this Agreement. Licensee may, at its option, terminate this Agreement upon ten (10) days prior written notice to Republic in the event that legal or regulatory requirements affecting Licensee make the Bank Product Program materially unworkable or infeasible for Licensee. Furthermore, Licensee may terminate this agreement upon ten (10) days prior written notice if (i) Republic is in material default in the performance of any of its obligations or duties under this Agreement (and fails to cure such default within the above 10 day notice period); (ii) Republic becomes insolvent or a petition in bankruptcy is filed on behalf of or against Republic and such petition is not dismissed within 90 days of its filing; (iii) Republic undergoes a change in ownership that results in a change of more than 50% in the composition of its Board of Directors; (iv) the IRS withdraws or materially changes the implementing revenue procedures sanctioning RALs, with material adverse impact upon the Bank Product Program as set forth under this Agreement.

11.) **Audit.** Section 9 of the Agreement is amended to add the following at the end of that Section: Specifically, Licensee shall, and shall require an ERO to, provide to Republic upon its written request within three (3) days of such request Bank Product documentation and information about a Client or Clients or one or more EROs.

12.) **Survival.** Section 12 of the Agreement is amended to read in its entirety as follows: Sections 6 and 8- 22 shall survive the termination or expiration of this Agreement.

13.) **Entire Agreement.** Section 13 of the Agreement shall be amended in its entirety to read as follows: The Agreement, as amended, and together with the ERO Agreement (to the extent applicable to Licensee), constitutes the entire agreement between the parties and supersedes all prior agreements and understandings, whether written or oral, relating to the subject matter of this Agreement.

14.) Unless specifically amended as provided for herein, the Agreement shall remain in full force and effect and additionally, each party hereto acknowledges and confirms that all representations and warranties set forth in the Agreement are true and correct as of the date hereto.

IN WITNESS WHEREOF, Licensee and Republic have executed this Agreement on the date indicated below.

| Republic Bank & Trust Company | JTH Tax, Inc. |
|---|---|
| Signature: /s/ William R. Nelson | Signature: /s/ Mark F. Baumgartner |
| Name: William R. Nelson | Name: Mark F. Baumgartner |
| **Title:** President – TRS | Title: VP & CFO |
| **Date: December 27, 2009** | **Date: December 27, 2009** |

**EXHIBIT 21**

**Subsidiaries of Republic Bancorp, Inc.****

| Name of Subsidiary | State or other Jurisdiction of Incorporation |
|---|---|
| Republic Bank & Trust Company | Kentucky |
| Republic Bank | Federally chartered savings bank |
| Republic Invest Co. | Delaware |
| Republic Capital LLC | Delaware |
| Republic Bancorp Capital Trust | Delaware |
| Subsidiaries of Republic Bank & Trust Company**** | |

---

**** Certain subsidiaries are not listed since, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary at December 31, 2009.

**EXHIBIT 23**

## CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-91511, 333-120856, 333-120857, and 333-130740 on Form S-8 of Republic Bancorp, Inc. of our report dated March 10, 2010 with respect to the consolidated financial statements of Republic Bancorp, Inc., and the effectiveness of internal control over financial reporting, which report appears in this Annual Report on Form 10-K of Republic Bancorp, Inc. for the year ended December 31, 2009

Crowe Horwath LLP

Louisville, Kentucky
March 11, 2010

**EXHIBIT 31.1**

## SECTION 302 CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

I, Steven E. Trager, certify that:

1.) I have reviewed this annual report on Form 10-K of Republic Bancorp, Inc.;

2.) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.) The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.) The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 11, 2010



Steven E. Trager
President and Chief Executive Officer

**EXHIBIT 31.2**

## SECTION 302 CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

I, Kevin Sipes, certify that:

1.) I have reviewed this annual report on Form 10-K of Republic Bancorp, Inc.;

2.) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.) The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.) The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 11, 2010



Kevin Sipes
Executive Vice President, Chief Financial Officer and Chief Accounting Officer

**EXHIBIT 32**

**CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350**

Pursuant to 18 U.S.C. § 1350, the undersigned officers of Republic Bancorp, Inc. (the "Company"), hereby certifies that the Company's Annual Report on Form 10-K for the year ended December 31, 2009 (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 11, 2010



Steven E. Trager
President and Chief Executive Officer

Date: March 11, 2010



Kevin Sipes
Executive Vice President, Chief Financial Officer and
Chief Accounting Officer

The foregoing certification is being furnished solely pursuant to 18 U.S.C. § 1350 and is not being filed as part of the Report or as a separate disclosure document.